09012474


ROBERT BIGGAR Estb.1830 Ltd.
ENQUIRIES: 0141 221 5340
ENTRANCE
PAWNBROKER
ARGYLE ST.
PAWNBROKERS
ENTRANCE
BIGGAR
ENQUIRIES: 0141 221 5340
CHARMS
BRACELETS
BANGLES
SIGNET RINGS
GEM RINGS
SOVEREIGN RINGS
MASSIVE SAVINGS ON ALL JEWELLERY
LARGE SELECTION OF QUALITY DIAMOND & GOLD JEWELLERY
MASSIVE SAVINGS
WE BUY
WE PAWN
WE SELL
ROLEX
OMEGA



# DOLLAR FINANCIAL CORP

## 2009 ANNUAL REPORT

# Dollar Financial Corp. is a leading international financial services company serving under-banked consumers.

To meet the needs of these customers, Dollar Financial provides a range of consumer financial products and services primarily consisting of check cashing, single-payment consumer loans, longer-term installment loans, pawn lending, debit cards, Western Union money orders and money transfers as well as other conveniences such as utility bill payments, currency exchange, gold buying and tax preparation.

Dollar Financial Corp. was originally organized in 1979 and now operates a network of 1,206 stores, of which 1,031 are company operated stores, in 15 states, Canada, the United Kingdom and the Republic of Ireland. Also, included in this network is the Company's recently acquired U.K. Internet-based consumer lending business and an operation in Poland which provides financial services to the general public through in-home servicing. The Company's store network is the second-largest network of its kind in the United States and the largest network in both Canada and the United Kingdom.

## Financial Highlights ($ in millions)

| | 2007 | 2008 | **2009** |
|---|---|---|---|
| Total Revenue | $ 455.7 | $ 572.2 | **$ 527.9** |
| Store Operating Expenses | 300.2 | 373.0 | **346.1** |
| Store Operating Margin | 155.5 | 199.2 | **181.8** |
| Margin Percentage | 34.1% | 34.8% | **34.4%** |
| Corporate Expenses | 53.3 | 70.9 | **68.2** |
| Interest Expense | 31.5 | 36.6 | **35.1** |
| Litigation Settlement Costs (Proceeds) | (3.3) | 0.3 | **57.9** |
| Debt Financing Costs | 39.3 | 0.0 | **0.0** |
| Goodwill Impairment and Other Charges | 24.3 | 0.0 | **0.0** |
| Other Expenses | 4.9 | 4.2 | **3.8** |
| Income Before Income Taxes | $ 5.5 | $ 87.2 | **$ 16.8** |
| One-Time Charges: | | | |
| Litigation Settlement Costs (Proceeds) | (3.3) | 0.3 | **57.9** |
| Mark to Market Term Notes | 0.0 | 0.0 | **(5.5)** |
| Write-Off of Acquisition Costs | 0.0 | 0.0 | **0.5** |
| Debt Financing Costs | 39.3 | 0.0 | **0.0** |
| Goodwill Impairment and Other Charges | 24.3 | 0.0 | **0.0** |
| Store Closing and Severance Charges | 1.1 | 3.0 | **10.6** |
| Pro forma Income Before Income Taxes | $ 66.9 | $ 90.5 | **$ 80.3** |
| Stores | 1,280 | 1,452 | **1,206** |


Money Mart
1414
WE CASH
CHEQUES

## In 2009, we expanded our international presence.



United States
407 Locations



Canada
461 Locations



United Kingdom and
Republic of Ireland
338 Locations



Poland
In-home Lending
in 5 Territories

# In addition to our legacy business in the United States, we now have operations internationally in Canada, the U.K., Republic of Ireland and Poland.

## To Our Shareholders:

I am pleased to report that despite the worldwide recession your company continued to perform very well in fiscal 2009, producing record revenue and profits on an operational basis. This strong performance, in these challenging economic times, is a testament to the strength and resiliency of our diversified business model and the dedication and tireless work ethic of our more than 4,500 employees now spanning five countries and two continents.

One of the effects of the recession was to greatly strengthen the value of the U.S. Dollar. Therefore, as approximately 75% of our total revenue is generated in Canada and the U.K., our consolidated revenue was significantly reduced on a translational basis. As a result, for the fiscal year ended June 30, 2009, we achieved total revenue of $527.9 million, which on a constant currency basis equated to a record $595.1 million, representing a year-over-year increase of $22.9 million or 4.0%. We also focused on controlling our costs in fiscal 2009. Consequently, store and regional margin, on a constant currency basis, improved to 35.3% of total revenue for fiscal 2009 from 34.8% for the previous fiscal year. Excluding the impact of fluctuations in currency exchange rates and non-recurring charges, pro forma income before income taxes for the fiscal year was a record $93.5 million compared to $90.5 million for fiscal 2008, while pro forma fully diluted earnings per share was a record $2.21 for fiscal 2009 compared to $2.10 for the fiscal year ended June 30, 2008.

Throughout fiscal 2009, we continued to successfully implement new strategic initiatives while fine tuning the fundamentals of our core business. We reduced our cost structure and improved the operating efficiency of our global store base and field support network. In addition, we implemented industry leading proprietary credit scoring models for our global loan products and leveraged new technologies and expertise in our debt collection processes. Further, our global business development team completed several key acquisitions, while launching a number of new products and services through our store and internet sales platforms. Combined, I believe these efforts significantly enhance the long-term growth outlook for our Company and further strengthen our position as the most diversified company in our industry with respect to geography, breadth of product offering, and distribution channels.

Our recent acquisition of Optima, S.A., an established consumer lending business in Poland, represents our initial foray into the European continent. Poland is at the forefront of economic development and growth in the region with a population of nearly 40 million people with a significant percentage of the population currently underserved by the traditional banking industry. The demographics of the neighboring Eastern European countries are very similar to Poland, with the entire population of Eastern Europe nearing 200 million people, also representing a sizable potential market for our products and services. I am pleased to welcome the entire management team of Optima, S.A. to our Company. They bring strong credit and collections systems and processes, are well positioned to take advantage of the substantial growth opportunities we believe are inherent throughout the region, and give us the opportunity for further expansion in Eastern Europe.

We now have operations in Canada, the U.K., Republic of Ireland and Poland, as well as our legacy business in the United States. It is exciting to note the growth of the company in the 20 years that I have been CEO. Then, the Company had 85 check cashing stores in the United States. Now we have grown to a network of 1,206 multi-product stores across five countries and two continents. It has always been our objective to be the most diversified company in our industry with respect to geography, product offering, and distribution channel, and we can say that no other company in our space can come close to matching our geographic and product range. Our multi product, multi platform, multi geography approach works.



Building upon this diversification strategy, we also recently completed the acquisition of an established internet based consumer lending business in the United Kingdom. In addition to acquiring the internet lending platform and successful business model, we are also excited to welcome the entire management team of the acquired business into the Dollar family. This acquisition bolsters our already significant international management presence and capabilities, and provides substantial business acumen and experience with regard to the internet lending industry. We expect to transfer and leverage this knowledge and experience as we develop a global internet loan platform which can be subsequently deployed to other countries.

In Canada, where our largest and most profitable business unit resides, we are starting to see the seeds of provincial regulation take root in provinces where we have our greatest store concentrations. Under provincial regulation, as the largest multi-product provider in Canada, the wide range of products we offer places us in the enviable position of being able to operate profitably at prices below our competition. We believe we could substantially leverage this advantage to further expand our estimated 30% share of the Canadian market. Additionally, we anticipate that provincial regulation will also serve to both educate and legitimize the product in the eyes of potential consumers who have never taken advantage of a single payment short term loan before. We intend to pursue these potential new customers through renewed radio and television advertising campaigns, which we expect to roll out as the individual provinces finalize and implement their new lending rate structures.

Throughout fiscal 2009, we continued to aggressively expand our U.K. business through both de novo store development and acquisitions, while our leading market position and strong brand recognition in that market continues to drive organic customer growth. In the fourth quarter, despite the recession, we were able to grow our U.K. consumer lending business by 12.8% on a same store sales basis. I applaud our U.K. management team for this significant achievement and believe our revenue growth would have been even more robust under normal economic circumstances. We intend to continue to expand our penetration of the under-banked consumer market in the U.K. through additional de novo store builds and accretive acquisitions.

In the United States, we closed 114 U.S. financial services stores in fiscal 2009 and significantly reduced our U.S. field management and support infrastructure as part of a rationalization plan to divest underperforming stores and focus our domestic store footprint in states with more favorable and stable regulatory environments. As a direct result of the store closures and operating efficiency improvements from a more contiguous store footprint, the profitability of our U.S. business unit has been significantly enhanced.

In conclusion, fiscal 2009 has been a transformational year for our Company and we believe we are well positioned to deliver sustainable earnings growth and shareholder value for many years to come. As we navigate through fiscal 2010 and beyond, we are confident in our ability to leverage our proven diversified business model, strong cash flow from operations and solid liquidity to take advantage of global business development and expansion opportunities in both existing and prospective new markets. On behalf of the Board of Directors and all of the employees at Dollar Financial, we once again thank you for your continued support and investment in our Company.

Sincerely,

Jeff Weiss
Chairman and Chief Executive Officer

## Corporate Information

**Corporate Headquarters**
Dollar Financial Corp.
1436 Lancaster Ave., Suite 310
Berwyn, PA 19312
(Tel) 610-296-3400
www.dfg.com

**Annual Meeting**
The annual meeting of shareholders will be held at 8:30am on Wednesday, November 11, 2009.

The Boca Raton Bridge Hotel
999 E Camino Real
Boca Raton, FL 33432

**Common Stock Listing**
The Company's common stock is listed on the NASDAQ Global Select Market under the symbol DLLR.

**Registrar and Transfer Agent**
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(Tel) 800-937-5449

**Counsel**
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
(Tel) 215-981-4000

**Independent Accountants**
Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia, PA 19103

**Investor Relations**
FD
Wall Street Plaza
88 Pine Street, 32nd Floor
New York, NY 10005
(Tel) 212-850-5600

DOLLAR FINANCIAL CORP

## Board of Directors

**Jeffrey Weiss**
Chairman and Chief Executive Officer
Dollar Financial Corp.

**David Jessick**
Retired Senior Executive Vice President and Chief Administrative Officer
Rite Aid Corporation

**Kenneth Schwenke**
Managing Director
Gravitas, LLC

**John Gavin**
Vice Chairman and former Chief Executive Officer and President
Drake, Beam, Morin

**Clive Kahn**
Chief Executive Officer
Cardsave Group Limited

**Ronald McLaughlin**
Chapman, Inc.

**Michael Kooper**
Area Chairman
Gallagher Benefit Services, Inc.

## Senior Management Team

**Jeffrey Weiss**
Chairman of the Board and Chief Executive Officer

**Randy Underwood**
Executive Vice President and Chief Financial Officer

**Norm Miller**
Executive Vice President and Chief Operating Officer

**Sydney Franchuk**
Executive Vice President and Chairman, National Money Mart

**Larry Taylor**
President, National Money Mart, Canadian Operations

**Silvio Piccini**
Senior Vice President and Managing Director, United Kingdom Operations

**Mike Hudachek**
Senior Vice President, U.S. Retail Operations

**Jeff Wheatley**
Managing Director, Global Strategy and Development

**Roy W. Hibberd**
Senior Vice President, Corporate Secretary and General Counsel

**Carl Spilker**
Senior Vice President and Chief Credit Officer

**Melissa Soper**
Senior Vice President, Corporate Administration

**Peter Sokolowski**
Senior Vice President, Finance and Corporate Treasurer

**William Athas**
Senior Vice President, Finance and Corporate Controller

**Paul Mildenstein**
Senior Vice President, Global Strategy and Development


The Money Shop
OPEN 24/7
148
MANGO
PRET A MANGER

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended June 30, 2009**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission File Number 000-50866**

# DOLLAR FINANCIAL CORP.

*(Exact Name of Registrant as Specified in Its Charter)*

| | |
|---|---|
| **Delaware**<br>*(State or Other Jurisdiction of Incorporation or Organization)* | **23-2636866**<br>*(I.R.S. Employer Identification No.)* |
| **1436 Lancaster Avenue**<br>**Berwyn, Pennsylvania**<br>*(Address of Principal Executive Offices)* | **19312-1288**<br>*(Zip Code)* |

**Registrant's telephone number, including area code**
**(610) 296-3400**

**Securities registered pursuant to Section 12(b) of the Exchange Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Common Stock, $0.001 par value per share | The NASDAQ Stock Market LLC |

**Securities registered pursuant to Section 12(g) of the Exchange Act:**

| Title of Each Class | Name of Each Exchange on Which Registered |
|---|---|
| Not applicable | Not applicable |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐.

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every interactive data file required to be submitted and posted pursuant to rule 405 of regulation s-t during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2008, 24,066,072 shares of the registrant's common stock, par value $0.001 per share, were outstanding. As of such date the aggregate market value of voting stock (based upon the last reported sales price in The Nasdaq Global Select Market) held by non-affiliates of the registrant was approximately $247,880,542. As of August 31, 2009, the number of shares of the Common Stock outstanding was 24,102,985.

**DOCUMENTS INCORPORATED BY REFERENCE**

The Company's definitive proxy statement to be filed in connection with its solicitation of proxies for its Annual Meeting of Stockholders to be held on November 11, 2009, is incorporated by reference to Part III of this Annual Report on Form 10-K, Items 10, 11, 12, 13 and 14.

**DOLLAR FINANCIAL CORP.**

**Table of Contents**

**2009 Report on Form 10-K**

Money Mart® and Loan Mart® are trademarks of Dollar Financial Corp. This Annual Report on Form 10-K also includes trademarks and tradenames of other companies.


**PART I**

| | | |
|---|---|---|
| Item 1. | Business | 1 |
| Item 1A. | Risk Factors | 23 |
| Item 1B. | Unresolved Staff Comments | 30 |
| Item 2. | Properties | 31 |
| Item 3. | Legal Proceedings | 31 |
| Item 4. | Submission of Matters to a Vote of Security Holders | 31 |

**PART II**

| | | |
|---|---|---|
| Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 32 |
| Item 6. | Selected Financial Data | 35 |
| Item 7. | Management's Discussion and Analysis of Financial Condition and Results of Operations | 38 |
| Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 61 |
| Item 8. | Financial Statements and Supplementary Data | 64 |
| Item 9. | Changes and Disagreements with Accountants on Accounting and Financial Disclosure | 110 |
| Item 9A. | Controls and Procedures | 110 |

**PART III**

| | | |
|---|---|---|
| Item 10. | Directors and Executive Officers of the Registrant | 110 |
| Item 11. | Executive Compensation | 111 |
| Item 12. | Security Ownership of Certain Beneficial Owners and Management | 111 |
| Item 13. | Certain Relationships and Related Transactions | 111 |
| Item 14. | Principal Accountant Fees and Services | 111 |

**PART IV**

| | | |
|---|---|---|
| Item 15. | Exhibits and Financial Statement Schedules | 112 |
| Signatures | | 116 |

## Item 1. *BUSINESS*

### General

We are a leading international financial services company serving unbanked and under-banked consumers. Our financial services store network is the largest network of its kind in each of Canada and the United Kingdom and the second-largest network of its kind in the United States. Our customers are typically service sector individuals who require basic financial services but, for reasons of convenience and accessibility, purchase some or all of their financial services from us rather than from banks and other financial institutions. To meet the needs of these customers, we provide a range of consumer financial products and services primarily consisting of check cashing, single-payment consumer loans, longer-term installment loans, pawn lending, debit cards, phone/gift cards, bill payment, money orders, money transfers, foreign exchange, gold buying and legal document processing services. At June 30, 2009, our global store network consisted of 1,206 locations (of which 1,031 are company-owned) operating as Money Mart®, Money Shop, Loan Mart®, Money Corner, Insta-Cheques®, The Check Cashing Store, American Payday Loans, American Check Casher, Check Casher, Payday Loans, Cash Advance, Cash Advance USA and We The People® in 22 states, Canada, the United Kingdom and the Republic of Ireland. This network includes 1,157 locations (including 1,031 company-owned) in 15 states, Canada, the United Kingdom and the Republic of Ireland offering financial services including check cashing, single-payment consumer loans, sale of money orders, money transfer services, foreign exchange and various other related services. Also included in this network is the Company's recently acquired U.K. Internet-based consumer lending business and the Poland acquisition which provides financial services to the general public through in-home servicing.

We are a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. We operate our store network through our direct wholly-owned subsidiary, Dollar Financial Group, Inc., a New York corporation formed in 1979, and its direct and indirect wholly-owned foreign and domestic subsidiaries (collectively, "OPCO").

Our network includes the following platforms for delivering our financial services and retail-based legal document processing services to consumers in our core markets:

#### *United States*

As of June 30, 2009, we operated a total of 358 financial services stores in 15 states, including 99 stores in California, 106 stores in Florida, 37 stores in Arizona, 19 stores in Louisiana and 97 stores in 11 other states. We also have 49 franchised locations operating under the name "We The People®" which offer retail-based legal document processing services. Our financial services store locations typically offer our full range of financial products and services, including check cashing and short-term consumer loans. Our 42 Loan Mart stores principally offer short-term consumer loans, as well as other ancillary services depending upon location. By offering short-term lending services, we hope to attract a customer who might not use check cashing services.

Our U.S. business had revenues of $153.7 million for the twelve-month period ended June 30, 2008 ("fiscal 2008") and $154.9 million for the twelve-month period ended June 30, 2009 ("fiscal 2009").

#### *Canada*

At June 30, 2009, there are 461 financial services stores in our Canadian network, of which 399 are operated by us and 62 are operated by franchisees in 12 of the 13 Canadian provinces and territories with 224 locations in Ontario, 84 locations in British Columbia, 72 locations in Alberta and 81 locations in the other 9 provinces and territories. All of our stores in Canada are operated under the name "Money Mart" except locations in the Province of Québec which operate under the name "Instant Cheques". The stores in Canada typically offer check cashing, short-term consumer loans and other ancillary products and services.

Our Canadian business had revenues of USD 279.5 million for fiscal 2008 and USD 236.3 million for fiscal 2009. The impact of foreign currency rates resulted in a decrease in Canadian revenues of approximately USD 34.4 million.

***United Kingdom and Euro-Zone***

At June 30, 2009, there are 337 financial services stores in our United Kingdom network, of which 273 are operated by us and 64 are operated by franchisees/agents. In addition, during fiscal 2008, we opened a financial services store in the Republic of Ireland. All of our stores in the United Kingdom and Euro-zone (with the exception of certain franchises operating under the name "Cash A Cheque") are operated under the name "Money Shop." The stores in the United Kingdom typically offer check cashing, short-term consumer loans, pawn lending and other ancillary products and services. Our store in the Republic of Ireland offers check cashing and other ancillary products and services. In April 2009 we acquired all the shares of Express Finance Limited, a U.K. Internet-based consumer lending business.

Our United Kingdom and Euro-zone business had revenues of USD 139.0 million for fiscal 2008 and USD 136.7 million for fiscal 2009. The impact of foreign currency rates resulted in a decrease in U.K. revenues of approximately USD 32.8 million.

***Mainland Europe***

On June 30, 2009, we acquired a 76% interest in an established consumer lending business in Poland. The acquired company, Optima, S.A., founded in 1999 and headquartered in Gdansk, offers unsecured loans of generally 40 — 50 week durations with an average loan amount of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well accepted within Poland and Eastern Europe, and was initially established in the U.K. nearly 100 years ago. Customer sales and service activities are managed through an extensive network of local commission based representatives across five provinces in northwestern Poland.

***Total Company***

At June 30, 2009, of our 1,206 overall locations, we have 175 franchised/agent locations in Canada, the United Kingdom and in the United States. The franchised/agent locations offer many of the same products and services offered by company-operated stores using the same associated trade names, trademarks and service marks within the standards and guidelines we have established. Total franchise/agent revenues were $5.0 million for fiscal 2008 and $4.2 million for fiscal 2009. The decline in revenues in fiscal 2009 is due to the decrease in the number of franchise stores.

Our customers, many of whom receive income on an irregular basis or from multiple employers, are drawn to our convenient neighborhood locations, extended operating hours and high-quality customer service. Our products and services, principally our check cashing and short-term consumer loan program, provide immediate access to cash for living expenses or other needs. We principally cash payroll checks, although our stores also cash government benefit, personal and income-tax-refund checks. During fiscal 2009, we cashed 9.3 million checks with a total face amount of $4.5 billion and an average face amount of $487 per check. We originated 4.1 million single-payment consumer loans with an average principal amount of $406 and a weighted average term of approximately 18.1 days. In addition, we acted as a servicer and direct lender originating approximately 6,000 longer-term installment loans with an average principal amount of $815 and a weighted average term of approximately 210 days. We strive to provide our customers with high-value ancillary services, including Western Union money order and money transfer products, electronic tax filing, reloadable VISA® and Mastercard® debit cards, bill payment, foreign currency exchange, pawn broking, gold buying, photo ID and prepaid local and long-distance phone services.

## Industry Overview

We operate in a sector of the financial services industry that serves the basic need of service sector individuals who need convenient access to cash and other services. This need is primarily evidenced by consumer demand for check cashing, short-term and longer-term installment loans, pawn lending, Western Union transfers, debit cards and other services. Consumers who use these services are often underserved by banks and other financial institutions.

Service sector individuals represent the largest part of the population in each country in which we operate; in the United States, the service sector makes up one of the fastest growing segments of the workforce. However, many of these individuals, particularly in the United States, do not maintain regular banking relationships. They use services provided by our industry for a variety of reasons, including that they often:

- do not have sufficient assets to meet minimum balance requirements or to achieve the benefits of savings with banks;
- do not write enough checks to make a bank account beneficial;
- need access to financial services outside of normal banking hours;
- desire not to pay fees for banking services that they do not use;
- require immediate access to cash from their paychecks;
- may have a dislike or distrust of banks; and
- do not have a neighborhood bank in close proximity to them.

In addition to check cashing services, under-banked consumers also require short-term and longer-term installment loans that provide cash for living and other expenses. They also may not be able to or want to obtain loans from banks as a result of:

- their immediate need for cash;
- irregular receipt of payments from their employers;
- their desire for convenience and respectful customer service;
- the unavailability of bank loans in small denominations for short terms; and
- the high cost of overdraft advances and bounced check fees from banks.

Despite the demand for basic financial services, access to banks has become more difficult over time for many consumers. Many banks have chosen to close their less profitable or lower-traffic locations and reduced the hours they operate. Typically, these branch closings have occurred in neighborhoods where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Many banks have also reduced or eliminated some services that under-banked consumers desire.

As a result of these trends, a significant number of retailers have begun to offer financial services to service sector individuals. The providers of these services are fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary services.

We believe that the under-banked consumer market will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. These demographic trends include an overall increase in the population and an increase in the number of self employed, small business and service sector jobs as a percentage of the total workforce.

The demographics of the typical customers for non-banking financial services vary somewhat in each of the markets in which we operate, but the trends driving the industry are generally the same. In addition, the type of store and services that appeal to customers in each market varies based on cultural, social, geographic, economic and other factors. Finally, the composition of providers of these services in each market results, in part, from the historical development and regulatory environment in that market.

Finally, we are a member and actively participate in all the major industry associations representing our industry interests in most countries in which we do business. Our memberships include CFSA (Community Financial Services Association of America) and FiSCA (Financial Service Centers of America) in the United States, CPLA (Canadian Payday Loan Association) in Canada, the CFA (Consumer Finance Association) in the United Kingdom, where we are the founding member and the National Pawnbrokers Association of the United Kingdom.

### *Growth Opportunities*

We believe that significant opportunities for growth exist in our industry as a result of:

- growth of small businesses, the self employed and service-sector workforce;
- failure of commercial banks and other traditional financial service providers to adequately address the needs of small business, service sector and other working-class individuals;
- trends favoring larger operators in the industry;
- consolidation within our industry in the United States; and
- Canadian short-term consumer lending provincial regulation will likely change the competitive landscape and favor lower cost operators.

We believe that, as the service sector population segment increases and as trends within the retail banking industry make banking less accessible or more costly to these consumers, the industry in which we operate will continue to see a significant increase in demand for our products and services. We also believe that the industry will continue to consolidate as a result of a number of factors, including:

- economies of scale available to larger operations;
- use of technology to serve customers better and to control large store networks;
- inability of smaller operators to form the alliances necessary to deliver new products; and
- increased licensing and regulatory burdens.

This consolidation process should provide us, as operator of one of the largest store networks, with opportunities for continued growth. We also believe there are substantial growth opportunities in Europe.

## Competitive Strengths

We believe that the following competitive strengths position us well for continued growth:

***Leading Position in Core Markets*** We have a leading position in core markets. At June 30, 2009, we operate 358 company-owned stores in the United States, 399 company-owned stores in Canada, 273 company-owned stores and an Internet-based consumer lending business in the United Kingdom and one company-owned store in the Republic of Ireland. In addition, with our 76% acquisition in June 2009 of an established consumer lending business in Poland, we service an average 30,000 customers through in-home servicing. At June 30, 2009, we had 62 and 64 foreign financial services franchised/agent locations in Canada and in the United Kingdom, respectively. In addition, at June 30, 2009, we had 49 franchised locations in the United States, all of which operate under the name We The People and offer retail-based legal document processing services. Highlights of our competitive position in these core markets include the following:

- A large portion of our domestic stores are located in the western United States and Florida, where we believe we hold leading market positions.

- We are the industry leader in Canada, and we believe that we hold a very significant market share as we have at least one store in almost every Canadian city with a population of over 50,000.

- We believe that we are the largest check cashing company in the United Kingdom, comprising approximately 18% of the market measured by number of stores, although we believe that we account for approximately 40% of all check cashing transactions performed at check cashing stores.

***Diversified Product and Geographic Mix*** Our stores offer a wide range of consumer financial products and services to meet the demands of their respective locales, including check cashing, short-term consumer loans, money orders, money transfers and legal document processing services. We also provide high-value ancillary products and services, including Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, reloadable VISA® and MasterCard® brand debit cards, pawn broking, gold buying, photo ID and prepaid local and long-distance phone services. For fiscal 2009, the revenue contribution by our check cashing operations was 31.2%, our consumer lending operations was 52.1% and our other products and services was 16.7%. In addition to our product diversification, our business is diversified geographically. For fiscal 2009, our U.S. operations generated 29.4% of our total revenue, our Canadian operations generated 44.7% of our total revenue and our United Kingdom operations generated 25.9% of our total revenue. Our broad product and geographic mix provides a diverse stream of revenue growth opportunities that we believe distinguishes us from others in the industry.

***High-Quality Customer Service*** A 2009 consumer research study told us that our customer satisfaction scores are well over 90%. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our customers. We believe that our customers appreciate this convenience, as well as the flexible and extended operating hours that we typically offer, which are often more compatible with our customers' work schedules. We provide our customers with a clean, attractive and secure environment in which to transact their business. We believe that our friendly and courteous customer service at both the store level and through our centralized support centers is a competitive advantage.

***Diversification and Management of Credit Risk*** Our revenue is generated through a high volume of small-dollar financial transactions, and therefore our exposure to loss from a single customer transaction is minimal. In addition, we actively manage our customer risk profile and collection efforts in order to maximize our consumer lending and check cashing revenues while maintaining losses within an expected range. We have instituted control mechanisms that have been effective in managing risk. Such mechanisms, among others, include the daily monitoring of initial return rates with respect to payments made on our consumer loan portfolio. We have implemented predictive scoring models that limit or eliminate the amount of loans we offer to customers who statistically would likely be unable to repay their loan. As a result, we believe that we are unlikely to sustain a material credit loss from a series of transactions or launch of a new product. We historically have experienced relatively low net write-offs as a percentage of the face amount of checks cashed. For fiscal 2009, in our check cashing business, net write-offs as a percentage of the face amount of checks cashed were 0.29% as compared to the prior year's rate of 0.31%. For the same period, with respect to loans funded directly by us, net write-offs as a percentage of originations were 3.1% as compared to the prior year's rate of 2.9%.

***Management Expertise*** We have a highly experienced and motivated management team at both the corporate and operational levels. Our senior management team has extensive experience in the financial services industry and multi-unit retail operations. In addition, our corporate executive and senior management team is very tenured and has demonstrated the ability to grow our business through their operational leadership, strategic vision, ability to raise capital and experience in making selected acquisitions. Since 1990, we have completed more than 90 acquisitions that added over 780 company-owned financial services stores to our network.

## Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading market positions. Key elements of our strategy include:

***Growing Through Disciplined Network Expansion*** We intend to continue to grow our network through the addition of new stores and acquisitions, while adhering to a disciplined selection process. In order to optimize our expansion, we carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability, and growth potential. We seek to add locations that offer check cashing, consumer lending, debit cards, foreign currency, pawn lending, gold buying and other services or a combination of any of these products and services. In fiscal 2009, we entered into Poland, our fifth country, with the acquisition of Optima, S.A., that offers unsecured loans with payment terms of generally 40 — 50 week durations with an average loan amount of $250 to $500. Also during fiscal 2009, we acquired an established profitable U.K. Internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the Internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit. We continue to actively seek to acquire targeted competitor operations in selected expansion markets in the United States, Canada, the United Kingdom, Europe and Latin America.

***Introducing Related Products and Services*** We believe that our check cashing and consumer lending customers enjoy the convenience of other high value products and services offered by us. These products and services enable our customers to manage their personal finances more effectively. For example, in fiscal 2004, we introduced reloadable VISA ® brand debit cards, and, in fiscal 2005, we introduced VISA ® brand gift cards. In fiscal 2006, we introduced an installment loan program in the United States and the United Kingdom. In fiscal 2008, we launched an Internet single-payment loan site for residents of California, Arizona and the United Kingdom and plan to expand to other geographic areas over time. During fiscal 2009 we began gold buying services in the United Kingdom, Canada and the United States. We believe this can be a high growth area while gold prices remain relatively high. The addition of the U.K. Internet-based consumer lending also adds to our product offerings. Our product development department continues to develop and test additional new products and services for our customers.

***Capitalizing on our Enhanced Network and System Capabilities*** With our network of 1,206 stores as of June 30, 2009, we are well positioned to capitalize on economies of scale. Our centralized core support functions, including collections, call center, field operations and service, loan processing and tax filing enable us to generate efficiencies by improving collections and purchasing power with our vendors. Our proprietary systems are used to further improve our customer relations and loan servicing activities, as well as to provide a highly efficient means to manage our internal reporting requirements as well as regulatory compliance efforts. We plan to continue to take advantage of these efficiencies to enhance network and store-level profitability.

***Maintaining our Customer-Driven Retail Philosophy*** We strive to maintain our customer-service-oriented approach and meet the basic financial service needs of our service sector customers. This dedication to service helps to explain our high 90+% customer satisfaction scores. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. We offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain markets, we operate stores that are open 24 hours a day. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our stores to measure customer service performance. We plan to continue to develop ways to improve our performance, including incentive programs to reward employees for exceptional customer service.

***Community Involvement and Ethics*** We strengthen relationships with our business partners through ethical behavior and with our customers through community involvement. In March of 2007 we were honored to be named the fourth most trustworthy public company in the United States by Audit Integrity, who ranked firms on exhibiting the "highest degree of accounting transparency and fair dealing to stake holders during 2006." We have also encouraged the management of each of our stores to involve themselves with their respective local communities. From these efforts we provide hundreds of thousands of dollars in charitable donations every year. In Canada over the last 5 years we have raised well over $1.0 million dollars for Easter Seals through our sponsorship of the 24 Hour Relay.

**Customers**

Our core customer group is generally working and middle class consumers who are often under-banked and under served by traditional financial institutions. These customers rely on their current income to cover immediate living expenses and often cannot afford or do not wish to wait for checks to clear through the commercial banking system. We believe that many of our customers use our check cashing and short-term lending services in order to access cash immediately without having to maintain a minimum balance in a checking account and to borrow money to fund immediate needs. We believe that consumers value our affordability and attention to customer service, and their choice of a financial services provider is influenced by our convenient locations, customer service and extended operating hours.

In the summer of 2009 we commissioned an independent research firm to conduct a thorough attitude and usage study of our consumers in the United States, Canada and the United Kingdom. Following are some of the quantitative results which will be used to better develop our products and market to our consumers.

***U.S. Customers*** The average age of our domestic check cashing customer is 39 years of age. Our typical check-cashing customer is more likely to be male and never married. He graduated from high school and is employed in a skilled trade earning $22,000 a year. He owns his car but not his home. He has a cell phone but not a bank account or credit card. He is very satisfied with his experience at Money Mart and lists convenient locations, friendliness of tellers, hours of operation and attitude toward customers as his favorite attributes.

The average domestic short-term consumer loan customer is 45 years of age. Our typical loan customer is more likely to be female and is or has been married. She graduated from high school and has taken some college/technical course work. She works as a professional and earns over $30,000 a year. She owns her car but not her house. She has a cell phone, bank account, credit card and bank debit card. We believe she is very satisfied with her experience and lists convenient locations, friendliness of tellers, hours of operation and attitude toward customers as her favorite attributes.

***Canadian Customers*** The average age of our Canadian check cashing customer is 37 years of age. Our typical check cashing customer is more likely to be male and never married. He graduated from high school and is employed full time with an income of USD 21,000 a year. He does not own a car or a home. He has a cell phone, Internet access, bank account but not a credit card. We believe he is very satisfied with his experience at Money Mart and lists convenient hours, simple process, teller attitudes, fast service and convenient locations as his favorite attributes.

The average Canadian short-term consumer loan customer is 42 years of age. Our typical loan customer is evenly split between male and female and is or has been married. They graduated from high school and have taken some college/technical course work. They are employed full time and earn over USD 35,000 a year. They own a car but not a house. They have a cell phone, Internet access, bank account, credit card and bank debit card. They are very satisfied with their experience at Money Mart and list teller attitude, friendliness, convenient hours, and simple process as their favorite attributes.

***United Kingdom Customers*** The average age of our United Kingdom check cashing customer is 33 years of age. Our typical check cashing customer is more likely to be male and never married. He has completed higher education and is employed full time with an income of £17,000 a year. Typically he does not own his home, though two thirds have regular access to the Internet. He has a cell phone, bank account, debit card but not a credit card. We believe he is very satisfied with his experience at Money Shop and lists the attitude and friendliness of staff, ease of service, hours of operation and convenient locations as his favorite attributes.

The average age of our United Kingdom short-term consumer loan customer is 35 years old. The customers are a 50/50 mix of male and female and likely to be married. They completed higher education and 25% are university graduates. They are employed full time and have an income of £18,000 a year. Typically they do not own their home, though two thirds have regular access to the Internet. They have a cell phone, bank account, debit card but not a credit card. We believe they are very satisfied with their experience at the Money Shop and lists attitude of staff to customers, friendliness of staff, speed of service, ease of service and convenient locations as their favorite attributes.

### Products and Services

Customers typically use our stores or other distribution networks to cash checks (payroll, government and personal), obtain short-term or longer-term consumer loans and use one or more of the additional financial services and ancillary products available at most locations including Western Union money order and money transfer products, electronic tax filing, bill payment, reloadable VISA® and MasterCard® brand debit cards, foreign currency exchange, photo ID, prepaid local and long-distance phone services, gold buying and legal document processing services. In the United Kingdom, we also offer pawn lending services.

*Check Cashing.* Customers may cash all types of checks at our check cashing locations, including payroll checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear. Before we distribute any cash, we verify both the customer's identification and the validity of the check (occasionally using multiple sources) as required by our standard verification procedures. Customers are charged a fee for this service (typically a small percentage of the face value of the check). The fee varies depending on the size and type of check cashed as well as the customer's check cashing history at our stores. For fiscal 2008, check cashing fees averaged approximately 3.74% of the face value of checks cashed. For fiscal 2009, check cashing fees averaged approximately 3.66% of the face value of checks cashed.

The following chart presents summaries of revenue from our check cashing operations, broken down by consolidated operations, United States, Canadian and United Kingdom and Euro-Zone operations for the periods indicated below:

| | Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 (Unaudited) | 2008 | 2009 |
| **Consolidated operations:** | | | | | |
| Face amount of checks cashed | $3,424,835,000 | $3,772,426,000 | $4,341,026,000 | $5,256,422,000 | $4,500,849,000 |
| Number of checks cashed | 8,141,697 | 8,373,342 | 9,003,970 | 9,902,464 | 9,251,161 |
| Average face amount per check | $ 420.65 | $ 450.53 | $ 482.12 | $ 530.82 | $ 486.52 |
| Average fee per check | $ 15.81 | $ 17.01 | $ 18.52 | $ 19.85 | $ 17.79 |
| Average fee as a % of face amount | 3.76% | 3.78% | 3.84% | 3.74% | 3.66% |
| **United States operations:** | | | | | |
| Face amount of checks cashed | $1,309,231,000 | $1,394,516,000 | $1,404,965,000 | $1,845,298,000 | $1,885,347,000 |
| Number of checks cashed | 3,379,123 | 3,410,668 | 3,337,551 | 4,172,051 | 4,147,688 |
| Average face amount per check | $ 387.45 | $ 408.87 | $ 420.96 | $ 442.30 | $ 454.55 |
| Average fee per check | $ 13.79 | $ 14.13 | $ 14.51 | $ 13.77 | $ 13.59 |
| Average fee as a % of face amount | 3.56% | 3.46% | 3.45% | 3.11% | 2.99% |
| **Canadian operations:** | | | | | |
| Face amount of checks cashed | $1,300,089,000 | $1,514,753,000 | $1,938,692,000 | $2,366,374,000 | $1,903,413,000 |
| Number of checks cashed | 3,529,879 | 3,607,553 | 4,318,185 | 4,383,586 | 3,876,383 |
| Average face amount per check | $ 368.31 | $ 419.88 | $ 448.96 | $ 539.83 | $ 491.03 |
| Average fee per check | $ 12.38 | $ 14.44 | $ 15.43 | $ 18.66 | $ 17.50 |
| Average fee as a % of face amount | 3.36% | 3.44% | 3.44% | 3.46% | 3.56% |
| **United Kingdom and Euro-Zone operations:** | | | | | |
| Face amount of checks cashed | $ 815,515,000 | $ 863,157,000 | $ 997,369,000 | $1,044,750,000 | $ 712,089,000 |
| Number of checks cashed | 1,232,695 | 1,355,121 | 1,348,234 | 1,346,827 | 1,227,090 |
| Average face amount per check | $ 661.57 | $ 636.96 | $ 739.76 | $ 775.71 | $ 580.31 |
| Average fee per check | $ 31.20 | $ 31.13 | $ 38.33 | $ 42.57 | $ 32.92 |
| Average fee as a % of face amount | 4.72% | 4.89% | 5.18% | 5.49% | 5.67% |

From fiscal 2008 to fiscal 2009 the number of all checks cashed in all countries have declined. One of the drivers in this decrease is the global recession and resulting job losses which affected all countries we operate in, as well as an increased focus on our consumer loan products. In addition, studies by the Federal Reserve Board and others show that payments made by electronic means may be displacing a portion of the paper checks traditionally cashed by our customers. We have increased our focus on cashing payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than government checks.

If a check cashed by us is not paid for any reason, we record the full face value of the check as a loss in the period when the check was returned unpaid. We then send the check to our internal collection department, or occasionally directly to the store, for collection. Our employees contact the maker and/or payee of each returned check to seek payment. In certain circumstances, we will take appropriate legal action. Recoveries on returned items are credited in the period when the recovery is received. During fiscal 2008 and 2009, we collected 73.6% and 74.9% of the face value of returned checks, respectively.

The following chart presents summaries of our returned check experience, broken down by consolidated operations, U.S., Canadian and United Kingdom and Euro-Zone operations for the periods indicated below:

| | Year Ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2005 | 2006 | 2007 (Unaudited) | 2008 | 2009 |
| **Consolidated operations:** | | | | | |
| Face amount of returned checks | $32,644,000 | $39,052,000 | $47,520,000 | $62,120,000 | $52,270,000 |
| Collections on returned checks | 23,655,000 | 29,070,000 | 34,987,000 | 45,714,000 | 39,164,000 |
| Net write-offs of returned checks | 8,989,000 | 9,982,000 | 12,533,000 | 16,406,000 | 13,106,000 |
| Collections as a percentage of returned checks | 72.5% | 74.4% | 73.6% | 73.6% | 74.9% |
| Net write-offs as a percentage of check cashing revenues | 7.0% | 7.0% | 7.5% | 8.3% | 8.0% |
| Net write-offs as a percentage of face amount of checks cashed | 0.26% | 0.26% | 0.29% | 0.31% | 0.29% |
| **United States operations:** | | | | | |
| Face amount of returned checks | $14,749,000 | $16,846,000 | $18,307,000 | $24,975,000 | $22,000,000 |
| Collections on returned checks | 10,881,000 | 12,586,000 | 13,961,000 | 19,561,000 | 17,524,000 |
| Net write-offs of returned checks | 3,868,000 | 4,260,000 | 4,346,000 | 5,414,000 | 4,476,000 |
| Collections as a percentage of returned checks | 73.8% | 74.7% | 76.3% | 78.3% | 79.7% |
| Net write-offs as a percentage of check cashing revenues | 8.3% | 8.8% | 9.0% | 9.4% | 7.9% |
| Net write-offs as a percentage of face amount of checks cashed | 0.30% | 0.31% | 0.31% | 0.29% | 0.24% |
| **Canadian operations:** | | | | | |
| Face amount of returned checks | $ 9,906,000 | $11,498,000 | $16,051,000 | $21,208,000 | $19,369,000 |
| Collections on returned checks | 8,319,000 | 9,831,000 | 13,254,000 | 16,736,000 | 15,268,000 |
| Net write-offs of returned checks | 1,587,000 | 1,667,000 | 2,797,000 | 4,472,000 | 4,101,000 |
| Collections as a percentage of returned checks | 83.9% | 85.5% | 82.6% | 78.9% | 78.8% |
| Net write-offs as a percentage of check cashing revenues | 3.6% | 3.2% | 4.2% | 5.5% | 6.0% |
| Net write-offs as a percentage of face amount of checks cashed | 0.12% | 0.11% | 0.14% | 0.19% | 0.22% |
| **United Kingdom and Euro-Zone operations:** | | | | | |
| Face amount of returned checks | $ 7,989,000 | $10,708,000 | $13,162,000 | $15,937,000 | $10,901,000 |
| Collections on returned checks | 4,455,000 | 6,653,000 | 7,773,000 | 9,417,000 | 6,372,000 |
| Net write-offs of returned checks | 3,534,000 | 4,055,000 | 5,389,000 | 6,520,000 | 4,529,000 |
| Collections as a percentage of returned checks | 55.8% | 62.1% | 59.1% | 59.1% | 58.5% |
| Net write-offs as a percentage of check cashing revenues | 9.2% | 9.6% | 10.4% | 11.4% | 11.2% |
| Net write-offs as a percentage of face amount of checks cashed | 0.43% | 0.47% | 0.54% | 0.62% | 0.64% |

***Consumer Lending***

Most of our United States retail financial service locations issue single-payment consumer loans using the company-funded consumer loan model. In August 2007, we launched an Internet single-payment term loan site for residents of California and, in February 2008, for Arizona residents. During fiscal 2009, we acquired an established profitable U.K. Internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the Internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit.

On June 30, 2009, we acquired a 76% interest in an established consumer lending business in Poland. The acquired company, Optima, S.A., founded in 1999 and headquartered in Gdansk, offers unsecured loans of generally 40 — 50 week durations with an average loan amount of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well accepted within Poland and Eastern Europe, and was initially established in the U.K. nearly 100 years ago. Customer sales and service activities are managed through an extensive network of local commission based representatives across five provinces in northwestern Poland.

We also originate unsecured short-term single-payment loans to borrowers for our own account in Canada, the United Kingdom and in most United States markets. We bear the entire risk of loss related to these loans. In the United States, these loans are made for amounts up to $1,000, with terms of 7 to 45 days. In Canada, loans are issued to qualified borrowers based on a percentage of the borrowers' income, up to C$1,500 with terms of 1 to 35 days. We issue loans in the United Kingdom for up to GBP 750, with a maximum term of 30 days. We originated or extended approximately $1.8 billion of the single-payment consumer loans during fiscal 2008 and approximately $1.7 billion during fiscal 2009. In addition, we act as a direct lender of longer-term installment loans in the United Kingdom and in certain United States and Canadian markets. In the United States for fiscal 2009, we originated 1,827 installment loans with an average principal amount of $526 and a weighted average term of approximately 58 days. We originated or extended installment loans through our locations in the United States of approximately $1.0 million in fiscal 2009. In Canada, for fiscal 2009, we originated 1,531 installment loans with an average principal amount of $251 and a weighted average term of approximately 278 days. We originated or extended installment loans through our locations in Canada of approximately $0.4 million in fiscal 2009. In Canada, for fiscal 2008, we originated 11,573 installment loans with an average principal amount of $445 and a weighted average term of approximately 259 days. We originated or extended installment loans through our locations in Canada of approximately $5.2 million in fiscal 2008.

In the United Kingdom for fiscal 2009, we originated 2,725 installment loans with an average principal amount of $1,325 and a weighted average term of approximately 359 days. In the United Kingdom for fiscal 2008, we originated 3,673 longer-term installment loans with an average principal amount of $1,654 and a weighted average term of approximately 359 days. We originated or extended installment loans through our locations in the United Kingdom of approximately $3.6 million in fiscal 2009 and $6.1 million in fiscal 2008. The outstanding installment loan receivable at June 30, 2009 is $0.1 million, $4.2 million and $1.6 million in the United States, United Kingdom and Canada, respectively.

We had approximately $114.7 million of net consumer loans on our balance sheet at June 30, 2009 and approximately $115.8 million on June 30, 2008. These amounts are reflected in loans receivable, net. Loans receivable, net at June 30, 2009 and 2008 are reported net of a reserve of $9.2 million and $7.9 million, respectively, related to consumer lending. Loans in default at June 30, 2009 was $6.4 million, net of a $17.0 million allowance, and was $11.3 million, net of a $22.6 million allowance at June 30, 2008.

The following table presents a summary of our consumer lending originations, which includes loan extensions and revenues for the following periods (dollars in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| U.S. company-funded consumer loan originations | $ 282,364 | $ 535,542 | $ 582,074(3) |
| Canadian company-funded consumer loan originations(1) | 774,194 | 953,157 | 776,345(4) |
| U.K. company-funded consumer loan originations(1) | 266,331 | 361,730 | 389,759(5) |
| Total company-funded consumer loan originations | $1,322,889 | $1,850,429(2) | $1,748,178 |
| U.S. servicing revenues, gross | $ 29,245 | $ 2,556 | $ 1,987 |
| U.S. company-funded consumer loan revenues | 44,366 | 77,282 | 77,625 |
| Canadian company-funded consumer loan revenues | 110,010 | 147,313 | 121,518 |
| U.K. company-funded consumer loan revenues | 43,824 | 65,366 | 74,142 |
| Total consumer lending revenues | $ 227,445 | $ 292,517 | $ 275,272 |
| Gross charge-offs of company-funded consumer loans | $ 160,077 | $ 217,476 | $ 185,563 |
| Recoveries of company-funded consumer loans | (129,574) | (163,720) | (130,600) |
| Net charge-offs on company-funded consumer loans | $ 30,503 | $ 53,756 | $ 54,963 |
| Gross charge-offs of company-funded consumer loans as a percentage of total company-funded consumer loan originations | 12.1% | 11.8% | 10.6% |
| Recoveries of company-funded consumer loans as a percentage of total company-funded consumer loan originations | 9.8% | 8.9% | 7.5% |
| Net charge-offs on company-funded consumer loans as a percentage of total company-funded consumer loan originations | 2.3% | 2.9% | 3.1% |

(1) All consumer loans originated in Canada and the United Kingdom are company-funded.

(2) The increase in total company-funded originations of $527.5 million in fiscal 2008 over fiscal 2007 is primarily due to the transition from the bank-funded loan model to the company-funded loan model in the United States, as well as increases in originations due to the new stores from the APL and CCS acquisitions. Also contributing to the increase are increases in Canada due to criteria changes and newly opened stores in Canada and the United Kingdom.

(3) The increase for the year ended June 30, 2009 is primarily related to CCS and APL acquisitions in fiscal 2008, partially offset by a reduction in the number of U.S. stores.

(4) Net of a $112.1 million decline over fiscal 2008 as a result of the impact of exchange rates for the year ended June 30, 2009.

(5) Net of a $94.6 million decline over fiscal 2008 as a result of the impact of exchange rates for the year ended June 30, 2009.

### Other Services and Products

In addition to check cashing and short-term consumer loans, our customers may choose from a variety of products and services when conducting business at our locations. These services, which vary from store to store, include Western Union money order and money transfer products, electronic tax filing, bill payment, foreign currency exchange, pawnbroking, VISA® and MasterCard® brand reloadable debit cards and gift cards, photo ID, prepaid local and long-distance phone services, gold buying services and legal document processing services in the United States. We believe that our check cashing and consumer lending customers enjoy the convenience of other high-value products and services offered by us.

Among our most significant other financial services products and services are the following:

- *Money Transfers* — Through a strategic alliance with Western Union, customers can transfer funds to any location in the world providing Western Union money transfer services. Western Union currently has approximately 379,000 agents in more than 200 countries throughout the world. We receive a percentage of the commission charged by Western Union for the transfer. For fiscal 2008 and fiscal 2009, we generated total money transfer revenues of $27.5 million and $26.8 million, respectively, primarily at our check cashing stores.

- *Money Orders* — Our stores issue money orders for a minimal fee. Customers who do not have checking accounts typically use money orders to pay rent and utility bills. During fiscal 2009, money order transactions had an average face amount of $290.34 and an average fee of $1.33. For fiscal 2009, our customers purchased 2.7 million money orders, generating total money order revenues of $3.7 million. During fiscal 2008, money order transactions had an average face amount of $266.60 and an average fee of $1.28. During fiscal 2008, our customers purchased 2.7 million money orders, generating total money order revenues of $3.5 million.

## Store Operations

### *Locations*

The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

| | June 30, | | | | |
|---|---|---|---|---|---|
| **Markets** | **2005** | **2006** | **2007** | **2008** | **2009** |
| **UNITED STATES** | | | | | |
| Florida | — | — | 23 | 103 | 106 |
| California | 137 | 133 | 131 | 131 | 99 |
| Arizona | 67 | 65 | 63 | 58 | 37 |
| Louisiana | 29 | 27 | 25 | 24 | 19 |
| Washington | 18 | 18 | 17 | 17 | 17 |
| Kansas | — | — | — | 15 | 13 |
| Pennsylvania | 17 | 16 | 16 | 15 | 11 |
| Virginia | 16 | 16 | 16 | 16 | 11 |
| Missouri | — | — | — | 12 | 10 |
| Hawaii | 3 | 3 | 3 | 9 | 9 |
| Ohio | 22 | 22 | 21 | 21 | 9 |
| Oklahoma | 10 | 10 | 8 | 10 | 6 |
| Iowa | — | — | — | 4 | 4 |
| New Mexico | 3 | 4 | 4 | 4 | 4 |
| Alaska | — | — | 1 | 3 | 3 |
| Colorado | 7 | 7 | 7 | 7 | — |
| Franchised locations | 6 | 7 | — | — | — |
| Maryland/D.C. | 1 | 1 | 1 | — | — |
| Nebraska | — | — | — | 3 | — |
| Nevada | 8 | 7 | 5 | 5 | — |
| South Carolina | — | — | — | 1 | — |
| Texas | 4 | 6 | 6 | 6 | — |
| Utah | 4 | 3 | 3 | 3 | — |
| Wisconsin | 1 | — | — | — | — |
| | 353 | 345 | 350 | 467 | 358 |
| **WE THE PEOPLE** | | | | | |
| Company operated | 3 | 13 | — | — | — |
| Franchised locations | 172 | 132 | 110 | 93 | 49 |
| | 175 | 145 | 110 | 93 | 49 |
| **CANADA** | | | | | |
| Company operated | 214 | 242 | 360 | 419 | 399 |
| Franchised locations | 129 | 128 | 54 | 61 | 62 |
| | 343 | 370 | 414 | 480 | 461 |
| **UNITED KINGDOM/EURO-ZONE** | | | | | |
| Company operated | 152 | 172 | 192 | 236 | 274 |
| Franchised/agent locations | 312 | 218 | 214 | 176 | 64 |
| | 464 | 390 | 406 | 412 | 338 |
| **Total Stores** | 1,335 | 1,250 | 1,280 | 1,452 | 1,206 |

All of our company-operated stores are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm and security systems, computers, time-delayed safes and other office equipment. We adhere to a strict set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desired locations near our customers.

***Acquisitions***

We have been an active acquirer of competitors' stores in each country in which we have conducted operations for a number of years.

On August 30, 2007, we entered into a purchase agreement to acquire substantially all of the assets of 45 retail stores, operating as Check Casher, American Check Casher, Cash Advance, American Payday Loans, Cash Advance USA and Payday Loans (collectively, "American Payday Loans" or "APL Acquisition"). The purchase price was $29.3 million in cash including $2.0 million in cash that is held in escrow for 24 months to secure certain indemnification claims. The Company anticipates the full return of the $2.0 million escrow balance. In addition, the agreement included a maximum revenue-based earn-out of up to $3.0 million which would have been payable in February 2009, however the provisions of the earn-out were not met. Between August 2007 and March 2008, we consummated a series of acquisitions of the 45 stores, which were located in Kansas, Missouri, Hawaii, Oklahoma, Arizona, Iowa, South Carolina, and Nebraska.

On December 15, 2007, we consummated the acquisition of substantially all of the assets of 81 financial services stores and one corporate office in southeast Florida (the "CCS Acquisition") from CCS Financial Services, Inc. d/b/a/ The Check Cashing Store ("CCS"). The aggregate purchase price for the acquisition was $102.1 million cash, including $6.0 million in cash to be held in escrow for 24 months to secure certain indemnification claims.

On December 19, 2007, we entered into a share purchase agreement to acquire all of the shares of Cash Your Chèque, Ltd, a U.K. entity, which operates seven check cashing and single-payment consumer lending stores. The aggregate purchase price for the acquisition was approximately $4.2 million in cash.

On February 26, 2008, we entered into a purchase agreement to acquire substantially all of the assets of 10 financial stores in Ontario, Canada operating under the name Unicash. The aggregate purchase price for the acquisition was $1.4 million cash.

During fiscal 2008, we completed various smaller acquisitions in Canada and the United Kingdom with an aggregate purchase price of approximately $8.5 million.

On October 17, 2008, we entered in a series of purchase agreements to acquire substantially all of the assets of six franchised stores in the United Kingdom from a franchisee. The aggregate purchase price for the acquisitions was approximately $3.3 million in cash.

On April 21, 2009, we entered into a purchase agreement of acquire all of the shares of Express Finance Limited, a U.K. Internet-based consumer lending business. The aggregate purchase price for the acquisition was approximately $6.8 million in cash. In addition, the agreement provides for earnings-related contingent consideration based on the two years following the date of acquisition. No amounts have been recognized for this contingent consideration.

On June 29, 2009, we entered into a purchase agreement to acquire substantially all of the assets of 2 pawn shops located n Scotland from Robert Biggar Limited. The aggregate purchase price for the acquisition was approximately $8.0 million in cash.

On June 30, 2009, we entered into a purchase agreement to acquire 76% of the shares of Optima, S.A., a consumer lending business in Poland. The aggregate purchase price for the acquisition was approximately $5.6 million in cash and the assumption of approximately $6.3 million in debt. In addition, the agreement provides for an earnings-related contingent consideration amount based on the cumulative three year period following the acquisition date. No amounts have been recorded for this contingent consideration.

During fiscal 2009, we completed various smaller acquisitions in the United States and the United Kingdom with an aggregate purchase price of approximately $2.1 million.

We are actively seeking targeted acquisitions and anticipate adding acquired stores in all of our geographical markets in addition to other foreign markets in the future as opportunities arise.

### *Facilities and Hours of Operation*

As part of our retail and customer-driven strategy, we present a clean and attractive environment and an appealing format for our stores. Size varies by location, but the stores are generally 1,000 to 1,400 square feet, with approximately half of that space allocated to the customer service representative and back office areas.

Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. A typical store operates from 9:00 A.M. to 9:00 P.M. during weekdays and on Saturdays, and from 10:00 A.M. to 5:00 P.M. on Sundays. In certain locations, we operate stores 24 hours, seven days per week.

### *Operational Structure*

Our senior management is located at our corporate headquarters in Berwyn, Pennsylvania and is responsible for our overall strategic direction. This corporate staff includes personnel dedicated to compliance functions, including internal audit, risk management, and privacy, as well as global executive management, global strategy, business development and acquisitions, corporate finance, investor relations, global compensation and benefits, global credit and legal functions. We also maintain corporate offices in Victoria, British Columbia, Toronto, Ontario, Nottingham, England, Gdansk, Poland and a satellite office in Fort Lauderdale, Florida. Management and support of store operations are located in the respective countries. This support includes executive store management and finance, and other centralized functions such as information systems, treasury, accounting, human resources, loss prevention and marketing.

Additionally, in each country in which we operate, we have a store-management organization that is responsible for the day-to-day operations of our stores. District managers are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a market manager who supervises approximately five district managers. The market managers report to the head of operations in each of our corporate offices.

We have a centralized facility to support our domestic consumer lending business. This call-center facility, located in Salt Lake City, Utah, currently employs approximately 124 full-time staff. Operating from 8:00 A.M. to midnight, Eastern time (including weekends), our staff performs inbound and outbound customer service for current and prospective consumer loan customers as well as collection for our check cashing and loan-servicing functions for all past-due domestic consumer loans. Our management at this facility includes experienced call-center operations, customer service, information technology and collections personnel. We believe that this centralized facility has helped us to improve our loan servicing significantly and has led to reduced check cashing and credit losses on loans originated by us in the United States and significantly enhances our ability to manage the compliance responsibilities related to our domestic consumer lending operations. We believe that our ongoing investment in, and company-wide focus on, our compliance practices provides us with a competitive advantage relative to many other companies in our industry. We operate similar facilities in Canada and the United Kingdom as well.

### *Technology*

We currently have an enterprise-wide transaction processing computer network. We believe that this system has improved customer service by reducing transaction time and has allowed us to manage returned-check losses and loan-collection efforts better and to comply with regulatory recordkeeping and reporting requirements.

We continue to enhance our point-of-sale transaction processing system, which is composed of a networked hardware and software package with integrated database and reporting capabilities. The point-of-sale system provides our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our check cashing and our credit-verification process. Also, we utilize an enhanced centralized loan-management and collection system that provides improved customer service processing and management of loan transactions. The loan-management system and collection system uses integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing fax server document-processing technology to reduce both processing and loan-closing times. The point-of-sale system, together with the enhanced loan-management and collection systems, has improved our ability to offer new products and services and our customer service.

### *Security*

The principal security risks to our operations are robbery and employee theft. We have extensive security and surveillance systems, dedicated security personnel and management information systems to address both areas of potential loss. We believe that our systems are among the most effective in the industry. Net security losses represented 0.5% and 0.6% of total revenues for fiscal 2009 and fiscal 2008.

To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, and the back office, safe and computer areas are locked and closed to customers. Each store's security measures include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls, and ceilings and the tracking of all employee movement in and out of secured areas. Employees use devices to ensure safety and security whenever they are outside the secure teller area. Additional security measures include sophisticated alarm systems in all stores, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes.

Since we handle high volumes of cash and negotiable instruments at our locations, daily monitoring, unannounced audits and immediate responses to irregularities are critical in combating defalcations. We have an internal auditing program that includes periodic unannounced store audits and cash counts at randomly selected locations.

## Advertising and Marketing

We actively measure and conduct testing of our advertising programs to ensure we achieve a positive return on investment. The 2009 attitude and usage survey mentioned in the Consumer section is one example of our approach to better understand our consumers and then utilizing those results to develop effective marketing initiatives. Our in-store transaction database allows us to develop direct marketing strategies to communicate to existing customers and prospective customers who have similar demographic characteristics.

Some of our core marketing elements include: 1) *In-Store POP(Point of Purchase) and Promotions* — which allow us to target our current customers with new products and consumer contests/incentives that keeps the shopping experience fresh and interesting, 2) *Mass Media* — which allow us to build our brand awareness with non-users and lapsed users which may include national TV in Canada, local market TV/radio in the United States and the United Kingdom, and Yellow Pages in every geography, 3) *New Media* — which allow us to test new vehicles as our consumers expand their usage of technology with text messaging, e-mail campaigns, search engine marketing and web site marketing, and 4) *Local Marketing/Community Involvement* — which allows us to become a trusted part of the community with locally designed and executed programs like charity fundraisers and sponsorship of community events.

## Competition

Our store network represents the second-largest network of its kind in the United States and the largest network of its kind in each of Canada and the United Kingdom.

*United States* The industry in which we operate in the United States is highly fragmented. According to FiSCA (Financial Service Centers of America) there are over 11,000 neighborhood check cashing stores and according to Stephens Inc., there are over 24,000 short-term lending stores. We believe we operate one of only seven U.S. check cashing store networks that have more than 100 locations, the remaining competitors being local chains and single-unit operators. There are several public companies in the United States with a large network of stores offering single-payment consumer loans, as well as several large pawn shop chains offering such loans in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product.

*Canada* In Canada, we are the industry leader and we hold significant market share. We estimate that the number of outlets offering check cashing and/or single-payment consumer loans to be 1,500. We believe that there are only two other network of stores with over 100 locations. While we believe that we enjoy almost 30% market share by outlet in Canada, our research estimates our market share by volume of business to be significantly higher. With the advent of new provincial regulation for single-payment consumer loans, we anticipate that U.S. competitors will likely enter into the Canadian market. Under the new provincial regulation, we believe we have an opportunity to leverage our multi-product platform and improve upon our 30% share of the Canadian market by continuing to offer lower product pricing than a number of our competitors. Furthermore, we believe many of the less efficient mono-line operators will likely struggle under provincial regulation, which should present an opportunity for us to purchase their stores or customer accounts at attractive prices.

*United Kingdom* Based on information from the British Cheque Cashers Association, we believe that we have a United Kingdom market share of stores of approximately 16%. In addition, we believe that our 338 company-operated and franchised/agent stores account for up to 40% of the total check cashing transactions performed at check cashing stores in the United Kingdom. In the consumer lending market, recent research indicates that the market for small, short-term single-payment loans is served by approximately 1,650 store locations, which include check cashers, pawn brokers and home-collected credit companies; and is also served by around 15 on-line lenders.

*Globally* In addition to other check cashing stores and consumer lending stores and platforms in the United States, Canada, the United Kingdom, Poland and the Republic of Ireland, we compete with banks and other financial services entities, as well as with retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to certain customers with solid credit ratings or for checks issued by highly recognized companies, or those written on the customer's account and made payable to the store.

We also compete with companies that offer automated check cashing machines, and with franchised kiosk units that provide check-cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls.

We also compete with lenders and other service providers that provide single payment loans and legal document processing services over the Internet. In November 2007, we launched Internet short term loans for U.K. residents, and during fiscal 2009, we acquired an established profitable U.K. Internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the Internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit.

We believe that convenience, hours of operations and other aspects of customer service are the principal factors influencing customers' selection of a financial services company in our industry, and that the pricing of products and services is a secondary consideration.

**Regulation**

We are subject to regulation by foreign, federal and state governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock.

### *Regulation of Check Cashing*

To date, regulation of check cashing fees has occurred on the state level. We are currently subject to fee regulation in seven states: Arizona, California, Hawaii, Louisiana, Ohio, Pennsylvania and Florida, where regulations set maximum fees for cashing various types of checks. Our fees comply with applicable state regulations.

Some states, including California, Ohio, Pennsylvania and Washington, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states, including Ohio, also have imposed recordkeeping requirements, while others require check cashing stores to file fee schedules with the state.

In Canada, the federal government generally does not regulate our check cashing business, nor do provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the Provinces of Québec and Saskatchewan, where check cashing stores are not permitted to charge a fee to cash government checks and Manitoba where the province imposes a maximum fee to cash government checks.

In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund the fraudulent or dishonest checks that they clear to the drawer. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2003 the Money Laundering Regulations of 1993 were enhanced, requiring check cashing, money transfer and foreign currency exchange providers to be licensed and in 2007 they were further enhanced to require background checks of persons running such businesses as a requirement of granting the license. We believe we currently comply with these more stringent rules and regulations.

### *Regulation of Consumer Lending*

In the United States, during 2005 due to FDIC limitations imposed on banks using us as a servicers of short-term single payment loans, we transitioned most of our retail financial service locations to offer company-funded single payment consumer loans.

During fiscal 2007, First Bank of Delaware, the lender in our suspended CustomCash® domestic installment loan program, advised us that the FDIC would require the origination of such installment loans to be discontinued at our retail financial service locations. As such, we have transitioned these loans to our single-payment company-funded loan product.

In Canada, our consumer lending activities have historically been subject to provincial licensing in Saskatchewan, Nova Scotia, New Brunswick and Newfoundland. A federal usury ceiling applies to loans we make to Canadian consumers. Historically, Canadian borrowers contract to repay us in cash; if they elect to repay by check, we also collect, in addition to a permissible finance charge, our customary check-cashing fees. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws and regulation of our industry's consumer loan products to the respective provinces. To date, the Provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia, Prince Edward Island and New Brunswick have all passed legislation to regulate short term consumer lenders and each are in the process of adopting the new regulations and rates consistent with the regulations. Alberta has also added regulations to its existing consumer protection legislation to also regulate short term consumer lenders. As of July 1, 2009, we have implemented a new lending model in Ontario to conform to its new legislation. As of August 1, 2009, we have also implemented our new lending model in Nova Scotia and we anticipate changing to this new approach in Alberta in September and in British Columbia later this calendar year. The new lending model requires consumers to pay a flat fee per each $100 borrowed. In general, the regulations proposed to date are similar to those in effect in the United States which require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974 (the "Act") and related rules and regulations. As required by the Act, we have obtained licenses from the Office of Fair Trading, which is responsible for regulating competition, policy, and for consumer protection. The Act also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning July 31, 2009, The Money Launder Regulations 2007 were enhanced to include consumer credit lenders and all consumer credit lenders not authorized by the FSA or the HM Revenue and Customers as a Money Service Business are now required to register with the Office of Fair Trading. We have complied with these new regulations where we were not already registered by HM Revenue and Customs.

Our consumer lending activities are also subject to certain other state, federal and foreign regulations, including regulations governing lending practices and terms, such as the content, form and accuracy of our consumer disclosures, limitations on the cost of credit, fair debt collection practices and rules regarding advertising content.

### *Currency Reporting Regulation*

*United States* Regulations promulgated by the U.S. Treasury Department under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, and maintenance of records regarding the purchase of money orders and wire transfers for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

Also, money services businesses are required by the Money Laundering Suppression Act of 1994 to register with the U.S. Treasury Department. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act") includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the USA PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the USA PATRIOT Act. The U.S. Treasury Department's Office of Foreign Assets Control administers economic sanctions and embargo programs that require assets and transactions involving target countries and their nationals (referred to as "specially designated nationals and blocked persons") be frozen. We maintain procedures to assure compliance with these requirements.

*Canada* The Financial Transactions and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The act requires the reporting of large cash transactions involving amounts of $10,000 or more received in cash and international electronic funds transfer requests of $10,000 or more. This act also requires submitting suspicious transactions reports where there are reasonable grounds to suspect that a transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity. We believe that we are in compliance with the requirements of the act.

*United Kingdom* The Terrorism Act of 2000 and the Proceeds of Crime Act 2002 expanded, reformed and consolidated the United Kingdom's criminal money laundering offenses. The Money Laundering Regulations 2003 impose certain reporting and record keeping requirements on persons and businesses in the regulated sector. Her Majesty's Revenue and Customs has the responsibility for enforcing the regulations. The regulations require that identity is taken for any person carrying out single or multiple foreign exchange transactions exceeding the GBP equivalent of EUR 15,000 and for the cashing of any third party check, in any amount. Additionally, regulations require the submission of suspicious transaction reports to the Serious Organized Crime Agency whenever there is a transaction which is inconsistent with a customer's known legitimate business activities or with normal business for that type of account. We have existing procedures to remain in compliance with these requirements and believe that we are in compliance with these regulatory requirements.

### *Regulation of Legal Document Processing Services Business*

The regulation of our legal document processing services business comes from two principal sources:

- state laws which prohibit: (1) the unauthorized practice of law, or UPL; and (2) fraudulent, deceptive and unfair business practices generally; and
- section 110 of the U.S. Bankruptcy Code.

All states in the United States have laws which prohibit UPL. In addition, all states in the United States have consumer protection laws which prohibit fraudulent, deceptive and unfair business practices. In some of those states, the state bar association, in conjunction with a regulatory agency such as the state supreme court or the state attorney general, monitors and enforces compliance with the state's prohibitions on UPL. In other states, the state attorney general's consumer protection regulatory authority includes monitoring and enforcing compliance with the state's prohibitions on UPL. Two states, Arizona and California, have enacted laws which specifically allow and regulate the preparation and processing of legal documents by non-attorneys, including provisions which detail specific educational, certification and licensing requirements. There have been recent efforts by various trade and state bar associations and state legislatures and regulators, such as in Massachusetts, to define the practice of law in a manner which would prohibit the preparation of legal documents by non-attorneys.

At the federal level, the preparation of bankruptcy petitions by non-attorneys is regulated by Section 110 of the U.S. Bankruptcy Code. Section 110 places restrictions on, among other things, the manner in which a non-attorney may advise debtors and sets forth additional requirements regarding how services are provided, the reasonableness of a non-attorney's fees and how court fees are collected and handled. The Bankruptcy Abuse Prevention and Consumer Protection Act of 2005 added certain additional disclosure requirements to Section 110 requiring prospective debtors to seek consumer credit counseling before filing for Chapter 7 bankruptcy.

We believe that our legal document processing services business model does not constitute the practice of law. From time to time, we receive inquiries from state bar associations and state regulatory authorities regarding our legal document processing services business model and the activities of our franchisees. We address these inquiries as they are made on a case-by-case basis. In many instances, no further inquiries or actions are taken by the state bar association or regulatory authority. Nevertheless, our business model has been and continues to be challenged in various states and by various U.S. bankruptcy trustees.

### *Privacy Regulation*

We are subject to a variety of state, federal and foreign laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We have procedures and systems in place designed to safeguard such information as required.

### *Other Regulation*

We operate a total of 99 financial service stores in California. This state has enacted a so-called "prompt remittance" statute. This statute specifies a maximum time for the payment of proceeds from the sale of money orders to the issuer of the money orders. In this way, the statute limits the number of days, known as the "float," that we have use of the money from the sale of money orders.

In addition to fee regulations, licensing requirements and prompt remittance statutes, certain jurisdictions have also placed limitations on the commingling of money order proceeds and established minimum bonding or capital requirements.

### Proprietary Rights

We hold the rights to a variety of service marks relating to financial services we provide in our stores. In addition, we maintain service marks relating to the various names under which our stores operate.

### Insurance Coverage

We maintain insurance coverage against losses, including theft, to protect our earnings and properties. We also maintain insurance coverage against criminal acts with a deductible of $50,000 per occurrence in the United States and the United Kingdom and C$25,000 per occurrence in Canada.

### Employees

On June 30, 2009, we employed 4,522 persons worldwide, consisting of 427 persons in our accounting, management information systems, legal, human resources, treasury, finance and administrative departments and 4,095 persons in our stores, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel.

None of our employees is represented by a labor union, and we believe that our relations with our employees are good.

### Available Information

Our Internet address is www.dfg.com. There we make available, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with or furnish it to the Securities and Exchange Commission ("SEC"). Our SEC reports can be accessed through the investor relations section of our Web site. The information found on our Web site is not part of this or any report we file with or furnish to the SEC.

### Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

This report includes forward-looking statements regarding, among other things, anticipated improvements in operations, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. All statements other than statements of current or historical fact contained in this prospectus are forward-looking statements. The words "believe," "expect," "anticipate," "should," "plan," "will," "may," "intend," "estimate," "potential," "continue" and similar expressions, as they relate to us, are intended to identify forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events, financial trends, litigation and industry regulations that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions, including, without limitation, with respect to risks, uncertainties, anticipated operating efficiencies, the general economic conditions in the markets in which we operate, new business prospects and the rate of expense increases. In light of these risks, uncertainties and assumptions, the forward-looking statements in this report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind the risk factors in this Annual Report on Form 10-K and other cautionary statements in this Item 1A of our annual report on Form 10-K. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

## Item 1A. *RISK FACTORS*

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

### Risks Related to Our Business and Industry

***If we do not generate a sufficient amount of cash, which depends on many factors beyond our control, our liquidity and our ability to service our indebtedness and fund our operations would be harmed.***

We believe that our cash flow from operations, available cash and available borrowings under our credit facilities will be adequate to meet our future liquidity needs. However, we have substantial debt service obligations, working capital needs and contractual commitments. We cannot assure you that our business will generate sufficient cash flow from operations, that our anticipated revenue growth will be realized or that future borrowings will be available to us under credit facilities in amounts sufficient to enable us to pay our existing indebtedness, fund our expansion efforts or fund our other liquidity needs. In addition, adverse changes in any of the measures above may impact the value of the goodwill or other intangible assets on our balance sheet by causing us to write-down or write-off the balance completely.

***Changes in applicable laws and regulations governing consumer protection and lending practices, both domestically and abroad, may have a significant negative impact on our business, results of operations and financial condition.***

Our business is subject to numerous state and certain federal and foreign laws and regulations which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern or affect:

- check cashing fees;
- licensing and posting of fees;
- lending practices, such as truth in lending and installment and single-payment lending;
- interest rates and usury;
- loan amount and fee limitations;
- currency reporting;
- privacy of personal consumer information; and
- prompt remittance of proceeds for the sale of money orders.

As we develop and introduce new products and services, we may become subject to additional federal, state and foreign regulations. In addition, future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. In addition, local and federal governments may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. Our business is also subject to litigation and regulatory proceedings, which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business.

Various anti-cash advance legislation has been proposed or introduced in the U.S. Congress. Congressional members continue to receive pressure from consumer advocates and other industry opposition groups to adopt such legislation. Any U.S. federal legislative or regulatory action that severely restricts or prohibits cash advance and similar services, if enacted, could have an adverse impact on our business, prospects, results of operations and financial condition.

Currently our check cashing and consumer lending activities are subject to only limited substantive regulation in Canada other than usury laws. The Canadian Parliament has recently transferred jurisdiction and the refinement of laws and regulation of our industry's consumer loan products to the respective provinces. There can be no assurance that the new regulations that may be adopted would not have a detrimental effect on our consumer lending business in Canada. Historically our Canadian consumer lending activities were subject to provincial licensing in Saskatchewan, Nova Scotia, New Brunswick and Newfoundland. A federal usury ceiling applies to loans we make to Canadian customers. Such borrowers historically contract to repay us in cash; if they elect to repay by check, we also collect, in addition to a permissible finance charge, our customary check-cashing fees. Effective May 3, 2007, the Canadian Parliament amended the federal usury law to transfer jurisdiction and the development of laws and regulations of our industry's consumer loan products to the respective provinces. To date, the provinces of British Columbia, Saskatchewan, Manitoba, Ontario, Nova Scotia and New Brunswick have all passed laws to regulate short term consumer lenders and each are in process with regulations and rates. Alberta is currently working on changes to their existing Consumer Protection legislation to also regulate short term consumer lenders. In general, such regulations are similar to those in effect in the United States, which require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices.

In the United Kingdom, our consumer lending activities must comply with the Consumer Credit Act of 1974 and related rules and regulations which, among other things, require us to obtain governmental licenses and prescribe the presentation, form and content of loan agreements. The modification of existing laws or regulations in Canada and the United Kingdom, or the adoption of new laws or regulations restricting or imposing more stringent requirements on our international check cashing and consumer lending activities, could increase our operating expenses and significantly limit our international business activities.

***Public perception and press coverage of single-payment consumer loans as being predatory or abusive could negatively affect our revenues and results of operations.***

Consumer advocacy groups and some legislators have recently advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. Typically the consumer groups, some legislators and press coverage focus on lenders that charge consumers interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers. This difference in credit cost may become more significant if a consumer does not repay the loan promptly, but renews the loan for one or more additional short-term periods. These types of short-term single-payment loans are often characterized by consumer groups, some legislators and press coverage as predatory or abusive toward consumers. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease, which could negatively affect our revenues and results of operations.

***If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.***

We maintain an allowance for loan losses for anticipated losses on company-funded loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. As of June 30, 2009, our allowance for loan losses on company-funded consumer loans that were not in default was $9.2 million and our allowance for losses on loans in default was $17.0 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

***Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.***

We are currently subject to a number of legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to further legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

***Competition in the financial services industry could cause us to lose market share and revenues.***

The industry in which we operate is highly fragmented and very competitive. In addition, we believe that the market will become more competitive as the industry consolidates. In addition to other check cashing stores and consumer lending stores in the United States, Canada and the United Kingdom, we compete with banks and other financial services entities and retail businesses that cash checks, offer consumer loans, sell money orders, provide money transfer services or offer other products and services offered by us. Some of our competitors have larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

***Unexpected changes in foreign tax rates and political and economic conditions could negatively impact our operating results.***

We currently conduct significant check cashing and consumer lending activities internationally. Our foreign subsidiaries accounted for 70.6% of our total revenues during fiscal 2009 and 73.1% of our total revenues during fiscal 2008. Our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

***Risk and uncertainties related to political and economic conditions in foreign countries in which we operate could negatively impact our operations.***

We currently conduct significant check cashing and consumer lending activities internationally. If political, regulatory or economic conditions deteriorate in these countries, our ability to conduct our international operations could be limited and our costs could be increased. Moreover, actions or events could occur in these countries that are beyond our control, which could restrict or eliminate our ability to operate in such jurisdictions or significantly reduce product demand and the expected profitability of such operations.

***The international scope of our operations may contribute to increased costs and negatively impact our operations.***

Our operations in Canada and the United Kingdom are significant to our business and present risks which may vary from those we face domestically. At June 30, 2009, assets held by our foreign subsidiaries represented 68.6% of our total assets. Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations.

***Foreign currency fluctuations may adversely affect our results of operations.***

We derive significant revenue, earnings and cash flow from our operations in Canada and the United Kingdom. Our results of operations are vulnerable to currency exchange rate fluctuations in the Canadian dollar and the British pound against the United States dollar. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive in fiscal 2009 of litigation expense of approximately $57.9 million, loss on store closings of approximately $10.3 million and an unrealized foreign exchange gain of approximately $5.5 million) by approximately $9.2 million for fiscal 2009 and $9.1 million for fiscal 2008. This impact represents 11.6% of our consolidated foreign pre-tax earnings for fiscal 2009 and 10.5% of our consolidated foreign pre-tax earnings for fiscal 2008.

***Demand for our products and services is sensitive to the level of transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown.***

A significant portion of our revenues is derived from cashing checks. Revenues from check cashing accounted for 31.2% of our total revenues during fiscal 2009 and 34.4% of our total revenues during fiscal 2008. Any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume of transactions that we process and have an adverse effect on our revenues and results of operations.

***If the national and world-wide financial crisis continues, potential disruptions in the credit markets may negatively impact the availability and cost of short-term borrowing under our credit facility, which could adversely affect our results of operations, cash flows and financial condition.***

If internal funds are not available from our operations and after utilizing our excess cash we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced during 2008 and 2009 could adversely affect our ability to draw on our bank revolving credit facility. Our access to funds under that credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time. In addition, the effects of the global recession and its effects on our operations and the translational effects of our foreign operations, could cause us to have difficulties in complying with our credit agreements.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our existing credit facilities on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our credit facilities, could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

***Our business model for our legal document processing services business is being challenged in the courts, as well as by state legislatures, which could result in our discontinuation of these services in any one or more jurisdictions.***

Our business model for our legal document processing services business is being challenged in various states and, at the federal level, by various United States bankruptcy trustees, as the unauthorized practice of law. A finding in any of these pending lawsuits and proceedings that our legal document processing services business model constitutes the unauthorized practice of law could result in our discontinuation of these services in any one or more jurisdictions.

Future legislative and regulatory activities and court orders may restrict our ability to continue our current legal document processing services business model or expand its use. For example, there have been recent efforts by various trade and state bar associations and state legislatures and regulators, such as in

Massachusetts, Colorado and Missouri to define the practice of law in a manner which would prohibit the preparation of legal documents by non-attorneys or prohibit non-attorneys from offering for sale certain legal documents.

***Changes in local rules and regulations such as local zoning ordinances could negatively impact our business, results of operations and financial condition.***

In addition to state and federal laws and regulations, our business can be subject to various local rules and regulations such as local zoning regulations. Any actions taken in the future by local zoning boards or other local governing bodies to require special use permits for, or impose other restrictions on, our ability to provide products and services could adversely affect our ability to expand our operations or relocate existing stores.

***A reduction in demand for our products and services and failure by us to adapt to such reduction could adversely affect our business and results of operations.***

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products or changes in customers' preferences or financial conditions. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. Moreover, the effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

***Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.***

Our expansion strategy, which contemplates the addition of new stores and the acquisition of competitor stores, is subject to significant risks. Our continued growth is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

***Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.***

Our expansion strategy includes acquiring existing stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores and the ability to obtain required permits and licenses. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store place demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations.

***If we do not successfully integrate newly acquired businesses into our operations, our performance and results of operations could be negatively affected.***

We have historically grown through strategic acquisitions and a key component of our growth strategy is to continue to pursue attractive acquisition opportunities. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition.

***Our check cashing services may further diminish because of technological advances.***

We derive a significant component of our revenues from fees associated with cashing payroll, government and personal checks. Recently, there has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

***Our business is seasonal in nature, which causes our revenues and earnings to fluctuate.***

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications for refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during the third fiscal quarter ending March 31 when revenues from these tax-related services peak. This seasonality requires us to manage our cash flows over the course of the year. If our revenues were to fall substantially below what we would normally expect during certain periods, our financial results would be adversely impacted and our ability to service our debt, including our ability to make interest payments on our debt, may also be adversely affected.

***Because we maintain a significant supply of cash in our stores, we may be subject to cash shortages due to robbery, employee error and theft.***

Since our business requires us to maintain a significant supply of cash in each of our stores, we are subject to the risk of cash shortages resulting from robberies as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

***If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.***

Our future success depends to a significant degree upon the members of our senior management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions and providing expertise in managing our developing international operations. The loss of the services of one or more members of senior management could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

***A catastrophic event at our corporate or international headquarters or our centralized call-center facilities in the United States, Canada and the United Kingdom could significantly disrupt our operations and adversely affect our business, results of operations and financial condition.***

Our global business management processes are primarily provided from our corporate headquarters in Berwyn, Pennsylvania, and our operations headquarters in Victoria, British Columbia, Nottingham, England and a satellite office in Fort Lauderdale, Florida. We also maintain a centralized call-center facility in Salt

Lake City, Utah that performs customer service, collection and loan-servicing functions for our consumer lending business, as well as similar facilities in Victoria, British Columbia, Nottingham, England and a satellite office in Fort Lauderdale, Florida. We have in place disaster recovery plans for each of these sites, including data redundancy and remote information back-up systems, but if any of these locations were severely damaged by a catastrophic event, such as a flood, significant power outage or act of terror, our operations could be significantly disrupted and our business, results of operations and financial condition could be adversely impacted.

***Any disruption in the availability of our information systems could adversely affect our business operations.***

We rely upon our information systems to manage and operate our stores and business. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

***In the event that our cash flow from operations are not sufficient to meet our future liquidity needs, a portion of the goodwill on our balance sheet could become impaired, which could significantly impact our total shareholders' equity.***

In the event that our cash flow from operations are not sufficient to meet our future liquidity needs, a portion of the goodwill on our balance sheet could become impaired as the fair value of our goodwill is estimated based upon a present value technique using discounted future cash flows. The balance of our goodwill as of June 30, 2009 of $406.6 million exceeded total shareholders' equity of $171.3 million. As a result, a decrease to our cash flow from operations could result in a charge that significantly impacts the balance of our total shareholders' equity.

## Risks Relating to Our Capital Stock

***The price of our common stock may be volatile.***

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended June 30, 2009, the market price of our common stock has been as high as $21.91, and as low as $4.83. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common stock and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common stock of many companies, including our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

***We have never paid dividends on our common stock and do not anticipate paying any in the foreseeable future.***

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

***Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.***

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

- a board of directors that is classified such that only one-third of directors are elected each year;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

**Risks Relating to Our Outstanding Convertible Notes**

***Any change in the accounting method for convertible debt securities could have an adverse impact on our reported or future financial results and could adversely affect the trading price of our securities, including our common stock and the 2.875% Senior Convertible Notes due 2027.***

For the purpose of calculating diluted earnings per share, a convertible debt security providing for net share settlement of the excess of the conversion value over the principal amount, if any, and meeting specified requirements under Emerging Issues Task Force, or EITF, Issue No. 00-19, "Convertible Bonds with Issuer Option to Settle for Cash upon Conversion," is accounted for in a manner similar to nonconvertible debt, with the stated coupon constituting interest expense and any shares issuable upon conversion of the security being accounted for under the treasury stock method. The effect of the treasury stock method is that the shares potentially issuable upon conversion of our 2.875% Senior Convertible Notes due 2027 are not included in the calculation of our earnings per share until the conversion price is "in the money," and we are assumed to issue the number of shares of common stock necessary to settle.

We cannot predict any other changes in generally accepted accounting principles, or GAAP, that may be made affecting accounting for convertible debt securities. Any change in the accounting method for convertible debt securities could have an adverse impact on our reported or future financial results. These impacts could adversely affect the trading price of our securities, including our common stock and the 2.875% Senior Convertible Notes due 2027.

**Item 1B.** ***UNRESOLVED STAFF COMMENTS***

None.

## Item 2. *PROPERTIES*

All of our company-operated stores and our administrative offices are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. The leases for our company-operated stores may contain provisions for additional rental charges based on revenue and payment of real estate taxes and common area charges. With respect to leased locations open as of June 30, 2009, the following table shows the total number of leases expiring during the periods indicated, assuming the exercise of our renewal options:

| Period Ending June 30, | Number of Leases Expiring |
|---|---|
| 2010 | 227 |
| 2011 - 2013 | 549 |
| 2014 - 2018 | 287 |
| 2019 - 2023 | 39 |
| Thereafter | 1 |
| | 1,103 |

The following table reflects the change in the number of stores during fiscal years 2007, 2008 and 2009:

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Number of stores at beginning of period | 1,250 | 1,280 | 1,452 |
| New stores opened | 52 | 63 | 28 |
| Stores acquired | 115 | 172 | 17 |
| Stores closed | (30) | (15) | (136) |
| Net change in franchise/agent stores | (107) | (48) | (155) |
| Number of stores at end of period | 1,280 | 1,452 | 1,206 |

See table on page 14 of this Annual Report on Form 10-K describing the number of stores by business unit.

## Item 3. *LEGAL PROCEEDINGS*

The information required by this Item is incorporated by reference herein to the section in Part I, Item 8 "Note 14. Contingent Liabilities" of this Annual Report on Form 10-K.

## Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None

## PART II

### Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

### Market Information

Our common shares are traded on the NASDAQ Global Select Market under the symbol "DLLR." Our common stock was initially offered to the public on January 28, 2005 at a price of $16.00. Below is a summary of the high and low prices of our common stock for each quarterly period during the two-year period ending June 30, 2009 as reported on the NASDAQ Global Select Market.

| Period | High | Low |
|---|---|---|
| July 1, 2007 until September 30, 2007 | $30.09 | $22.14 |
| October 1, 2007 until December 31, 2007 | $33.04 | $26.02 |
| January 1, 2008 until March 31, 2008 | $31.10 | $18.74 |
| April 1, 2008 until June 30, 2008 | $24.30 | $15.05 |
| July 1, 2008 until September 30, 2008 | $21.91 | $14.92 |
| October 1, 2008 until December 31, 2008 | $16.28 | $ 5.89 |
| January 1, 2009 until March 31, 2009 | $10.74 | $ 4.83 |
| April 1, 2009 until June 30, 2009 | $14.59 | $ 8.41 |

## Stock Performance Graph

The SEC requires us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity index and (ii) a published industry or peer group index. Set forth below is a graph and table indicating the value at the end of the specified time periods of a $100 investment made on January 28, 2005 (the first day of trading of our common stock on the Nasdaq) in our common stock and similar investments made in the Nasdaq Composite Index and securities of companies in a peer group of financial services companies comprised of Advance America Cash Advance Centers, Inc., Cash America International, Inc., EZCorp Inc., First Cash Financial Services, Inc., and QC Holdings, Inc. The graph and table assume the reinvestment of any dividends received.


DOLLARS
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150
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50
0
1/05
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12/05
6/06
12/06
6/07
12/07
6/08
12/08
6/09
Dollar Financial Corp.
NASDAQ Composite
Peer Group

| | 1/05 | 6/05 | 12/05 | 6/06 | 12/06 | 6/07 | 12/07 | 6/08 | 12/08 | 6/09 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Dollar Financial Corp.** | 100.00 | 66.31 | 74.94 | 112.50 | 174.13 | 178.13 | 191.81 | 94.44 | 64.38 | 86.19 |
| **NASDAQ Composite** | 100.00 | 99.81 | 108.25 | 108.11 | 121.49 | 130.79 | 133.12 | 115.85 | 77.78 | 91.74 |
| **Peer Group** | 100.00 | 74.39 | 72.15 | 105.00 | 121.86 | 117.60 | 84.28 | 72.39 | 67.56 | 62.52 |

### Holders

On July 31, 2009, there were approximately 118 shareholders of record.

### Debt Securities

Our credit agreement, as amended as of June 20, 2007, and our indenture dated June 27, 2007, contain restrictions on our declaration and payment of dividends. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements included elsewhere in this report.

### Dividends

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of OPCO, our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. Our credit agreement, as amended as of June 20, 2007, and our indenture, dated June 27, 2007, contain restrictions on our declaration and payment of dividends. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and the notes to consolidated financial statements included elsewhere in this report. For example, OPCO's ability to pay dividends or make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

### Item 6. *SELECTED FINANCIAL DATA*

The selected consolidated financial data set forth below are derived from our consolidated financial statements and should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K and "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this Annual Report on Form 10-K. The consolidated statements of operations data for each of the years ended June 30, 2009, 2008, 2007 and the consolidated balance sheet data as of June 30, 2009 and 2008 are derived from, and qualified by reference to, our audited consolidated financial statements and related notes appearing elsewhere in this filing. The consolidated statements of operations data for each of the years ended June 30, 2006 and 2005 and the consolidated balance sheet data as of June 30, 2007, 2006 and 2005 are derived from our audited consolidated financial statements not included in this filing. Our historical results are not necessarily indicative of results for any future period.

| | 2005(1) | 2006(2) | 2007(3) | 2008(4) | 2009(5) |
|---|---|---|---|---|---|
| **Consolidated Statement of Operations Data:** | | | | | |
| **Revenues:** | | | | | |
| Check cashing | $ 128,748 | $ 142,470 | $ 166,754 | $ 196,580 | $ 164,598 |
| Fees from consumer lending | 153,004 | 162,588 | 227,445 | 292,517 | 275,272 |
| Money transfer fees | 14,771 | 17,205 | 20,879 | 27,512 | 26,823 |
| Other | 24,468 | 36,625 | 40,654 | 55,575 | 61,160 |
| Total revenues | 320,991 | 358,888 | 455,732 | 572,184 | 527,853 |
| **Store and regional expenses:** | | | | | |
| Salaries and benefits | 91,982 | 106,823 | 129,522 | 159,363 | 145,716 |
| Provision for loan losses | 29,425 | 30,367 | 45,799 | 58,458 | 52,136 |
| Occupancy | 22,899 | 27,914 | 32,270 | 43,018 | 41,812 |
| Depreciation | 7,226 | 7,834 | 9,455 | 13,663 | 13,075 |
| Other | 62,371 | 69,024 | 83,195 | 98,452 | 93,310 |
| Total store and regional expenses | 213,903 | 241,962 | 300,241 | 372,954 | 346,049 |
| Store and regional margin | 107,088 | 116,926 | 155,491 | 199,230 | 181,804 |
| **Corporate and other expenses:** | | | | | |
| Corporate expenses | 37,012 | 41,051 | 53,327 | 70,859 | 68,217 |
| Other depreciation and amortization | 3,776 | 3,655 | 3,390 | 3,902 | 3,827 |
| Interest expense, net | 33,878 | 29,702 | 31,462 | 36,569 | 35,099 |
| Loss on extinguishment of debt | 8,097 | — | 31,784 | — | — |
| Goodwill impairment and other charges | — | — | 24,301 | — | — |
| Unrealized foreign exchange loss (gain) | — | — | 7,551 | — | (5,499) |
| Provision for (proceeds from) litigation settlements | — | 5,800 | (3,256) | 345 | 57,920 |
| Other expense, net | 4,696 | 2,239 | 1,400 | 367 | 5,442 |
| Income before income taxes | 19,629 | 34,479 | 5,532 | 87,188 | 16,798 |
| Income tax provision | 19,986 | 27,514 | 37,735 | 36,015 | 15,023 |
| Net (loss) income | $ (357) | $ 6,965 | $ (32,203) | $ 51,173 | $ 1,775 |
| Net (loss) income per share: | | | | | |
| Basic | $ (0.03) | $ 0.38 | $ (1.37) | $ 2.12 | $ 0.07 |
| Diluted | $ (0.03) | $ 0.37 | $ (1.37) | $ 2.08 | $ 0.07 |
| Shares used to calculate net (loss) income per share: | | | | | |
| Basic | 13,945,883 | 18,280,131 | 23,571,203 | 24,106,392 | 24,012,705 |
| Diluted | 13,945,883 | 18,722,753 | 23,571,203 | 24,563,229 | 24,136,235 |
| **Operating and Other Data:** | | | | | |
| Net cash provided by (used in): | | | | | |
| Operating activities | $ 22,245 | $ 20,870 | $ 29,277 | $ 80,756 | $ 59,204 |
| Investing activities | $ (44,807) | $ (39,415) | $ (170,651) | $ (166,956) | $ (41,954) |
| Financing activities | $ 43,225 | $ 39,696 | $ 307,358 | $ 288 | $ 2,669 |
| Stores in operation at end of period: | | | | | |
| Company-owned | 716 | 765 | 902 | 1,122 | 1,031 |
| Franchised stores/agents | 619 | 485 | 378 | 330 | 175 |
| Total | 1,335 | 1,250 | 1,280 | 1,452 | 1,206 |

| | 2005(1) | 2006(2) | 2007(3) | 2008(4) | 2009(5) |
|---|---|---|---|---|---|
| **Consolidated Balance Sheet Data (at end of period):** | | | | | |
| Cash | $ 92,504 | $ 118,653 | $ 290,945 | $ 209,714 | $ 209,602 |
| Total assets | $ 387,856 | $ 551,825 | $ 833,619 | $ 942,923 | $ 922,640 |
| Total debt | $ 271,764 | $ 311,037 | $ 576,910 | $ 583,204 | $ 574,990 |
| Shareholders' equity | $ 59,636 | $ 161,953 | $ 145,983 | $ 193,325 | $ 171,252 |

(1) On January 4, 2005 we acquired substantially all of the outstanding shares of International Paper Converters Limited, d/b/a Cheque Changer Limited. The aggregate purchase price for this acquisition was $2.7 million and was funded through excess internal cash. On January 31, 2005, we acquired substantially all of the assets of Alexandria Financial Service, LLC and certain of its affiliates. The aggregate purchase price for this acquisition was $11.9 million cash, which included a revenue earn-out of $2.0 million which was paid during the fourth quarter of fiscal 2006. Our revolving credit facility was used to fund the purchase. On March 7, 2005, we entered into an agreement to acquire substantially all of the assets of We The People Forms and Service Centers USA, Inc. ("Former WTP") relating to the Former WTP's retail-based legal document processing services business. The aggregate purchase price for this acquisition was $14.0 million, consisting of $10.5 million cash paid at closing, $2.0 million in unregistered shares of our common stock and $1.5 million paid at closing to an escrow account to secure certain indemnification liabilities of the Former WTP; the $1.5 million in escrow was later returned to the Company. Our revolving credit facility and unregistered shares of our common stock were used to fund the purchase. On May 16, 2005, we acquired substantially all of the assets of Tenant Financial Enterprises, Inc., consisting of five financial services stores in Arizona. The aggregate purchase price for this acquisition was $1.7 million cash. During fiscal 2005, we completed various other acquisitions resulting in an aggregate increase in goodwill of $2.1 million.

(2) In July 2005, we purchased 26 We The People franchisee-owned stores, converting them to company-owned and -operated stores, and related franchise territory for future development. The aggregate purchase price for these acquisitions was $5.0 million and was funded through excess internal cash. In October 2005, we purchased three We The People franchisee-owned stores, converting them to company-owned and -operated stores and related franchise territories for future development. In addition, we acquired three undeveloped territories from franchisees for future development. The aggregate purchase price for these acquisitions was $1.6 million, consisting of $0.8 million cash paid at closing and a $0.7 million note payable. On March 9, 2006, we entered into an agreement to purchase substantially all of the assets of eleven franchised stores in western Canada in a series of transactions. The total aggregate purchase price for the eleven stores was approximately $14.7 million cash. Our revolving credit facility was used to fund the purchase.

(3) On July 26, 2006, we used the $80.8 million net proceeds from the June 2006 follow-on offering of our common stock to redeem $70.0 million principal amount of OPCO's 9.75% senior notes due 2011, which we refer to as the Notes, pay $6.8 million in redemption premium, pay $1.3 million in accrued interest and used the remaining $2.6 million for working capital and general corporate purposes. On October 30, 2006, we announced the completion of the refinancing of OPCO's existing credit facilities. We entered into a new $475 million credit facility, which we refer to as the New Credit Agreement, and completed our cash tender offer and consent solicitation by OPCO for OPCO's Notes. We incurred a loss on the extinguishment of debt of $31.8 million for fiscal 2007. In October 2006, we redeemed $198.0 million principal of the Notes and wrote off $7.2 million of unamortized deferred issuance costs related to this redemption.

On October 31, 2006, we purchased substantially all of the assets of 82 retail stores owned and operated by five existing National Money Mart franchisees. The aggregate purchase price for this acquisition was $124.2 million cash and was funded by the Canadian Term Facility. On November 12, 2006, we purchased substantially all of the assets of the Money Corner, Inc. consisting of 23 financial services stores. The total aggregate purchase price for this acquisition was $30.0 million cash. We used our U.S. revolving credit facility to fund the purchase. During fiscal 2007, we completed various other acquisitions resulting in an aggregate increase in goodwill of $2.2 million.

In December 2006, we announced our restructuring plan for our WTP business. Under the plan, we closed our remaining twelve company-operated WTP stores. As a result of the restructuring initiatives, in the quarter ended December 31, 2006, we incurred $1.2 million cash expenses related to the closure of the company-operating stores and other initiatives. In addition, we incurred $23.2 million in one-time non-cash charges, including the write-off of $22.5 million of goodwill and $0.7 million in other tangible and intangible assets, net of deferred fees.

On June 27, 2007, we issued $200.0 million aggregate principal amount of 2.875% of senior convertible notes due 2027 ("Convertible Notes").

(4) On August 30, 2007, we entered into a purchase agreement to acquire substantially all of the assets of 45 retail stores, operating as Check Casher, American Check Casher, Cash Advance, American Payday Loans, Cash Advance USA and Payday Loans (collectively, "American Payday Loans" or "APL Acquisition"). The purchase price was $29.3 million in cash, including $2.0 million in cash that is held in escrow for 24 months to secure certain indemnification claims. The Company expects the full return of the $2.0 million escrow balance. In addition, the agreement included a maximum revenue-based earn-out of up to $3.0 million which would have been payable in February 2009, however the provisions of the earn-out were not met. Between August 2007 and March 2008, we consummated a series of acquisitions of the 45 stores, which are located in Kansas, Missouri, Hawaii, Oklahoma, Arizona, Iowa, South Carolina and Nebraska.

On December 15, 2007, we consummated the acquisition of substantially all of the assets of 81 financial services stores and one corporate office in southeast Florida (the "CCS Acquisition") from CCS Financial Services, Inc. d/b/a/ The Check Cashing Store ("CCS"). The aggregate purchase price for the acquisition was $102.1 million cash, including $6.0 million in cash to be held in escrow for 24 months to secure certain indemnification claims.

On December 19, 2007, we entered into a share purchase agreement to acquire all of the shares of Cash Your Cheque, Ltd, a U.K. entity, which operates seven check cashing and single-payment consumer lending stores. The aggregate purchase price for the acquisition was approximately $4.2 million in cash.

On February 26, 2008, we entered into a purchase agreement to acquire substantially all of the assets of 10 financial stores in Ontario, Canada operating under the name Unicash. The aggregate purchase price for the acquisition was $1.4 million cash.

During fiscal 2008, we completed various smaller acquisitions in Canada and the United Kingdom with an aggregate purchase price of approximately $8.5 million.

(5) On October 17, 2008, we entered in a series of purchase agreements in the U.K. to acquire substantially all of the assets of six franchised stores from a franchisee. The aggregate purchase price for the acquisitions was approximately $3.3 million in cash.

On April 21, 2009, we entered into a purchase agreement of acquire all of the shares of Express Finance Limited, a U.K. internet-based consumer lending business. The aggregate purchase price for the acquisition was approximately $6.8 million in cash.

On June 29, 2009, we entered into a purchase agreement to acquire substantially all of the assets of 2 pawn shops located n Scotland from Robert Biggar Limited. The aggregate purchase price for the acquisition was approximately $8.0 million in cash.

On June 30, 2009, we entered into a purchase agreement to acquire 76% of the shares of Optima, S.A., a consumer lending business in Poland. The aggregate purchase price for the acquisition was approximately $5.6 million in cash and the assumption of approximately $6.3 million of debt.

During fiscal 2009, we completed various smaller acquisitions in the United States and the United Kingdom with an aggregate purchase price of approximately $2.1 million.

## Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

### Executive Summary

We are the parent company of Dollar Financial Group, Inc., which, together with its wholly owned subsidiaries, is collectively referred to as OPCO. Historically, we have derived our revenues primarily from providing check cashing services, consumer lending and other consumer financial products and services, including money orders, money transfers, foreign currency exchange, branded debit cards, pawn lending, gold buying and bill payment. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer. For our consumer loans, we receive interest and fees on the loans.

Most of our retail financial service locations issue single-payment consumer loans on the company-funded consumer loan model. In August 2007, we launched an internet single-payment loan site for residents of California and, in February 2008, for Arizona residents; and we plan to expand to other locations over time. During fiscal 2009, we acquired an established profitable U.K. Internet-based consumer lending business which was immediately accretive to earnings. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the Internet lending arena. We believe we can export and leverage this expertise to other European countries as well as our Canadian business operations.

On August 30, 2007, we entered into a purchase agreement to acquire substantially all of the assets of 45 retail financial services stores (the APL Acquisition) for $29.3 million in cash, which included $2.0 million in cash to be held in escrow for 24 months to secure certain indemnification claims. The Company expects the full return of the $2.0 million escrow balance. The purchase of the stores was consummated from late August 2007 through the middle of October 2007. The total aggregate purchase price for the 45 stores that were acquired during fiscal 2008 was $29.3 million in cash.

On November 15, 2007, we redeemed the remaining $2.0 million principal amount of our 9.75% Senior Notes at a redemption price of 104.875%, plus accrued and unpaid interest.

On December 15, 2007, we consummated the purchase of substantially all of the assets of CCS Financial Services, Inc., d/b/a The Check Cashing Store, which operated 81 financial services stores in southeast Florida offering check cashing, single-payment short term consumer loans and other ancillary products. The total purchase price for the acquisition, including the consumer loan portfolio and cash in stores at closing, was $102.1 million in cash.

On June 30, 2008, as part of a process to rationalize our United States markets, we made a determination to close 24 of our unprofitable stores in various United States markets. In August 2008, we identified another 30 stores in the United States and 17 stores in Canada that were under-performing and which were closed or merged into a geographically proximate store. The primary cease-use date for these stores was in September 2008. Customers from these stores were transitioned to our other stores in close proximity to the stores affected. We recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $4.9 million consisting primarily of lease obligations and leasehold improvement write-offs. Subsequent to the initial expense amounts recorded, we have recorded an additional $0.9 million of additional lease obligation expense for these locations. During the fourth quarter of fiscal 2009 we announced the closing of an additional 60 under-performing U.S. store locations. We recorded costs for severance and other retention benefits of approximately $0.4 million and store closure related costs of approximately $3.2 million consisting primarily of lease obligations and leasehold improvement write-offs. The closure of stores in the United States and Canada did not result in any impairment of goodwill since the store closures will be accretive to cash flow.

On July 21, 2008, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to $7.5 million of our outstanding common stock, which is the maximum amount of common stock we can repurchase pursuant to the terms of our credit facility. By October 13, 2008, we had repurchased 535,799 shares of our common stock at a cost of approximately $7.5 million, thus completing our stock repurchase plan.

On April 21, 2009 we completed the acquisition of an established profitable U.K. internet-based consumer lending business which is immediately accretive. The acquired company is competitively positioned in a rapidly growing market and further expands our expertise within the internet lending arena. Moreover, we believe we can export and leverage this expertise to other European countries as well as our Canadian business unit.

On June 30, 2009, we completed the acquisition of four stores in Northern Ireland. Three of the stores reside in central Belfast with the fourth store situated in the town of Lisburn, the third largest city in Northern Ireland. The acquired stores are multi-product locations offering check cashing, payday lending, and pawn broking services.

On June 30, 2009, we completed the acquisition of two market leading traditional pawn shops located in Edinburgh and Glasgow, Scotland. The two stores were established in the year 1830 and primarily deal in loans securitized by gold jewelry and fine watches, while offering traditional secured pawn lending for an array of other items. Both stores are located in prominent locations on major thoroughfares and high pedestrian traffic zones.

On June 30, 2009, we completed the acquisition of an established consumer lending business in Poland. The acquired company, Optima, S.A., founded in 1999 and headquartered in Gdansk, offers unsecured loans of generally 40 — 50 week durations with an average loan amount of $250 to $500. The loan transaction includes a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well accepted within Poland and Eastern Europe, and was initially established in the U.K. nearly 100 years ago. Customer sales and service activities are managed through an extensive network of local commission based representatives across 5 provinces in northwestern Poland.

During the fiscal quarter and fiscal year ended June 30, 2009, our Canadian subsidiary, Money Mart, recorded a charge of US$57.4 million in relation to the pending settlement of a class action proceeding in the province of Ontario, Canada and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces. There is no assurance that the Ontario settlement will receive final Court approval or that any of the other class action proceedings will be settled. Although we believe that we have meritorious defenses to the claims in the proceedings and intend to vigorously defend against such claims, the ultimate cost of resolution of such claims, either through settlements or pursuant to litigation, may substantially exceed the amount accrued at June 30, 2009, and additional accruals may be required in the future.

Our expenses primarily relate to the operations of our store network, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.

In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

## Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loan loss reserves and goodwill and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

### *Revenue Recognition*

With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer, foreign currency exchange, bill payment services and other miscellaneous services reported in other revenues on our statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

With respect to our franchised locations, we recognize initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The standard franchise agreements grant to the franchisee the right to develop and operate a store and use the associated trade names, trademarks, and service marks within the standards and guidelines that we established. As part of the franchise agreement, we provide certain pre-opening assistance including site selection and evaluation, design plans, operating manuals, software and training. After the franchised location has opened, we provide updates to the software, samples of certain advertising and promotional materials and other post-opening assistance that we determine is necessary. Franchise/agent revenues were $7.0 million, $5.0 million and $4.2 million for the years ended June 30, 2007, 2008, and 2009, respectively.

For single-payment consumer loans that we make directly (company-funded loans), which have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in "Company-Funded Consumer Loan Loss Reserves Policy."

### *Company-Funded Consumer Loan Loss Reserves Policy*

We maintain a loan loss reserve for probable losses inherent in the outstanding loan portfolio for single-payment and other consumer loans we make directly through our company-operated locations. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current loan loss reserve is based on our net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the total amount of outstanding loans that we make directly. As these conditions change, we may need to make additional allowances in future periods. Despite the economic downturn in the U.S. and the foreign markets in which we operate, we have not experienced any material increase in the defaults on outstanding loans, however we have tightened lending criteria. Accordingly, we have not modified our approach to determining our loan loss reserves.

When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated customer check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an additional reserve for this defaulted loan receivable is established and charged to store and regional expenses in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is charged to store and regional expenses. If the loans remain in defaulted status for 180 days, a reserve for the entire amount of the loan is recorded and the receivable and corresponding reserve is ultimately removed from the balance sheet. The receivable for defaulted single-payment loans, net of the allowance of $17.0 million at June 30, 2009 and $22.6 million at June 30, 2008, is reported on our balance sheet in loans in default, net and was $6.4 million at June 30, 2009 and $11.3 million at June 30, 2008.

### *Check Cashing Returned Item Policy*

We charge operating expense for losses on returned checks during the period in which such checks are returned, which generally is three to five business days after the check is cashed in our store. Recoveries on returned checks are credited to operating expense during the period in which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks. These net losses are charged to other store and regional expenses in the consolidated statements of operations.

### *Goodwill and Indefinite-Lived Intangible Assets*

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*," goodwill is assigned to reporting units, which we have determined to be our reportable operating segments of the United States, Canada and the United Kingdom. The Company also has a corporate reporting unit which consists of costs related to corporate infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assisgned. Goodwill is assigned to the reporting unit that benefit from the synergies arising from each particular business combination. The determination of the operating segments being equivalent to the reporting units for goodwill allocation purposes is based upon our overall approach to managing our business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform a second step to the impairment test, as this is an indication that the reporting unit goodwill may be impaired. If the amount of implied goodwill (which is the excess of the fair value of the reporting unit determined in the first step over the fair value of the tangible and identifiable intangible assets of the reporting unit), is less than the recorded amount of goodwill, a goodwill impairment charge is recorded for the difference.

For the U.S. reporting unit, the amount of goodwill has increased significantly since June 30, 2007 primarily due to the acquisitions of APL and CCS during fiscal 2008. During 2009, the overall fair value of the U.S. reporting unit has declined based on the Company's internal models; however, the performance of the two aforementioned acquisitions has continued to perform above initial expectations and the recent closure of unprofitable U.S. stores has improved store margins. Therefore, the fair value of the U.S. reporting unit, taken as a whole, continues to exceed its carrying value. The impact of the continued economic downturn, along with any federal or state regulatory restrictions on our short-term consumer lending product could reduce the fair value of the U.S. goodwill below its carrying value at which time we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired.

Indefinite-lived intangible assets consist of reacquired franchise rights, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various judgmental assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond our long term business plan period. We perform our goodwill impairment test annually as of June 30, and our reacquired franchise rights impairment test annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations, and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill. We will continue to monitor our actual cash flows and other factors that may trigger a future impairment in the light of the current global recession.

### *Derivative Instruments and Hedging Activities*

Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133 (SFAS 161)*, amends and expands the disclosure requirements of FASB Statement No. 133 (SFAS 133) with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by SFAS 133, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting under SFAS 133.

### *Income Taxes*

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we establish a valuation allowance.

In June 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of SFAS 109, Accounting for Income Taxes* ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognized threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 requires that a "more-likely-than-not" threshold be met before the benefit of a tax position may be recognized in the financial statements and prescribes how such benefit should be measured. It requires that the new standard be applied to the balances of assets and liabilities as of the beginning of the period of adoption and that a corresponding adjustment, if required, be made to the opening balance of our retained earnings balance beginning July 1, 2007. We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits.

## Results of Operations

The percentages presented in the following table are based on each respective year's total consolidated revenues:

| | 2007 | | 2008 | | 2009 | |
|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | |
| Total revenues: | | | | | | |
| Check cashing | $166,754 | 36.6% | $196,580 | 34.4% | $164,598 | 31.2% |
| Fees from consumer lending | 227,445 | 49.9% | 292,517 | 51.1% | 275,272 | 52.1% |
| Money transfer fees | 20,879 | 4.6% | 27,512 | 4.8% | 26,823 | 5.1% |
| Other | 40,654 | 8.9% | 55,575 | 9.7% | 61,160 | 11.6% |
| Total consolidated revenues | 455,732 | 100.0% | 572,184 | 100.0% | 527,853 | 100.0% |
| U.S. revenues: | | | | | | |
| Check cashing | 48,435 | 10.7% | 57,438 | 10.0% | 56,378 | 10.7% |
| Fees from consumer lending | 73,611 | 16.2% | 79,838 | 14.0% | 79,612 | 15.1% |
| Money transfer fees | 4,325 | 0.9% | 5,744 | 1.0% | 5,926 | 1.1% |
| Other | 9,634 | 2.1% | 10,711 | 1.9% | 12,942 | 2.5% |
| Total U.S. revenues | 136,005 | 29.9% | 153,731 | 26.9% | 154,858 | 29.4% |
| Canadian revenues: | | | | | | |
| Check cashing | 66,646 | 14.6% | 81,806 | 14.4% | 67,830 | 12.8% |
| Fees from consumer lending | 110,010 | 24.1% | 147,313 | 25.7% | 121,518 | 23.0% |
| Money transfer fees | 11,678 | 2.6% | 16,124 | 2.8% | 15,092 | 2.9% |
| Other | 24,202 | 5.3% | 34,248 | 5.9% | 31,827 | 6.0% |
| Total Canadian revenues | 212,536 | 46.6% | 279,491 | 48.8% | 236,267 | 44.7% |
| United Kingdom revenues: | | | | | | |
| Check cashing | 51,673 | 11.3% | 57,336 | 10.0% | 40,390 | 7.7% |
| Fees from consumer lending | 43,824 | 9.6% | 65,366 | 11.4% | 74,142 | 14.0% |
| Money transfer fees | 4,876 | 1.1% | 5,644 | 1.0% | 5,805 | 1.1% |
| Other | 6,818 | 1.5% | 10,616 | 1.9% | 16,391 | 3.1% |
| Total United Kingdom revenues | 107,191 | 23.5% | 138,962 | 24.3% | 136,728 | 25.9% |
| Store and regional expenses: | | | | | | |
| Salaries and benefits | 129,522 | 28.4% | 159,363 | 27.9% | 145,716 | 27.6% |
| Provision for loan losses | 45,799 | 10.0% | 58,458 | 10.2% | 52,136 | 9.9% |
| Occupancy | 32,270 | 7.1% | 43,018 | 7.5% | 41,812 | 7.9% |
| Depreciation | 9,455 | 2.1% | 13,663 | 2.4% | 13,075 | 2.5% |
| Other | 83,195 | 18.3% | 98,452 | 17.2% | 93,310 | 17.7% |
| Total store and regional expenses | 300,241 | 65.9% | 372,954 | 65.2% | 346,049 | 65.6% |
| Store and regional margin | 155,491 | 34.1% | 199,230 | 34.8% | 181,804 | 34.4% |
| Corporate expenses | 53,327 | 11.7% | 70,859 | 12.4% | 68,217 | 12.9% |
| Other depreciation and amortization | 3,390 | 0.7% | 3,902 | 0.7% | 3,827 | 0.7% |
| Interest expense, net | 31,462 | 6.9% | 36,569 | 6.4% | 35,099 | 6.6% |
| Loss on extinguishment of debt | 31,784 | 7.0% | — | —% | — | —% |
| Goodwill impairment and other charges | 24,301 | 5.3% | — | —% | — | —% |
| Unrealized foreign exchange loss (gain) | 7,551 | 1.7% | — | —% | (5,499) | (1.0)% |
| (Proceeds from) provision for litigation settlements | (3,256) | (0.7)% | 345 | 0.1% | 57,920 | 11.0% |
| Loss on store closings | 964 | 0.2% | 993 | 0.2% | 10,340 | 2.0% |
| Other expense (income), net | 436 | 0.1% | (626) | (0.2)% | (4,898) | (0.9)% |
| Income before income taxes | 5,532 | 1.2% | 87,188 | 15.2% | 16,798 | 3.1% |
| Income tax provision | 37,735 | 8.3% | 36,015 | 6.3% | 15,023 | 2.8% |
| Net (loss) income | $(32,203) | (7.1)% | $51,173 | 8.9% | $1,775 | 0.3% |

## Constant Currency Analysis

We maintain operations primarily in the United States, Canada and United Kingdom. Approximately 70% of our revenues are originated in currencies other than the US Dollar, principally the Canadian Dollar and British Pound Sterling. As a result, changes in our reported revenues and profits include the impacts of changes in foreign currency exchange rates. As additional information to the reader, we provide "constant currency" assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. For the year ended June 30, 2009, the actual average exchange rates used to translate the Canadian and United Kingdom's results were 0.8621 and 1.6109, respectively. For our constant currency reporting for comparing fiscal 2009 and fiscal 2008, the average exchange rates used to translate the Canadian and United Kingdom's results were 0.9908 and 2.0038, respectively. For the year ended June 30, 2008, the actual average exchange rates used to translate the Canadian and United Kingdom's results were 0.9908 and 2.0038, respectively. For our constant currency reporting for comparing fiscal 2008 and fiscal 2007, the average exchange rates used to translate the Canadian and United Kingdom's results were 0.8837 and 1.9332, respectively. All conversion rates are based on the US Dollar equivalent to one Canadian Dollar and one Great British Pound.

We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the US; therefore, we do not incur significant gains or losses on foreign currency transactions with our subsidiaries. As such, changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow.

### *Fiscal 2009 Compared to Fiscal 2008*

*Revenues* Total revenues for the year ended June 30, 2009 decreased $44.3 million, or 7.7% as compared to the year ended June 30, 2008. The impact of foreign currency accounted for a decrease of approximately $67.2 million which was offset by new store openings and acquisitions of approximately $36.3 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, total revenues decreased by $13.4 million or 2.3%.

Relative to our products, consolidated check cashing revenue decreased $32.0 million or 16.3% for the year ended June 30, 2009 compared to the same period in the prior year. There was a decrease of $19.0 million related to foreign exchange rates and increases from new stores and acquisitions of $10.5 million. The remaining check cashing revenues were down $23.5 million or 11.9% for the current year. Eliminating the impacts of foreign exchange rates and new stores and acquisitions, check cashing revenues from our U.S. business segment decreased 14.1%, while the Canadian business declined 6.9% over the previous year's period. Similarly, check cashing fees in the United Kingdom decreased 17.0% over the prior year's period. On a consolidated constant currency basis, the face amount of the average check cashed increased 0.5% to $534 for the year ended June 30, 2009 compared to $531 for the prior year period while the average fee per check cashed remained consistent at approximately $19.85. During fiscal 2009, global check counts declined by approximately 6.6%.

Consolidated fees from consumer lending were $275.3 million for the year ended June 30, 2009 compared to $292.5 million for the year earlier period which is a decrease of $17.2 million or 5.9%. The impact of foreign currency fluctuations accounted for a decrease of approximately $35.3 million that was partially offset by new stores and acquisitions of $17.4 million. The remaining increase of $0.7 million was primarily provided by our operations in the United Kingdom which increased by 33.3% offset in part by both the U.S. and Canadian consumer lending businesses, which decreased by 12.4% and 7.6%, respectively. The increase in the United Kingdom is in part related to the strong growth in that country's pawn lending business.

For the year ended June 30, 2009, money transfer fees decreased in reported amounts by $0.7 million, when adjusted for currency and excluding the impact from new stores and acquisitions, increased by $1.1 million or 4.1% for the year ended June 30, 2009 as compared to the year earlier period. On a constant currency basis and excluding the impact from new stores and acquisitions, other revenue, increased by $8.3 million, or 15.0% in the current fiscal year, principally due to the success of the foreign exchange product, the debit card business, gold sales and other ancillary products.

*Store and Regional Expenses* Store and regional expenses were $346.0 million for the year ended June 30, 2009 compared to $373.0 million for the year ended June 30, 2008, a decrease of $26.9 million or 7.2%. The impact of foreign currency accounted for a decrease of approximately $38.7 million which was partially offset by the impact associated with the two acquisitions during the first half of fiscal 2008 of approximately $16.1 million. On a constant currency basis and after eliminating the impact of new stores and acquisitions, store and regional expenses decreased by $4.3 million. For the current year cumulative period, total store and regional expenses increased to 65.6% of total revenue compared to 65.2% of total revenue for the year earlier period. After adjusting for constant currency reporting and eliminating the impact of new stores and acquisitions, the percentage of total store and regional expenses as compared to total revenue increased from the reported amount of 65.6% to 66.0% for fiscal 2009.

Relative to our business units, after excluding the impacts of foreign currency and acquisitions, U.S. store and regional expenses decreased by $20.5 million and Canada's expenses remained relatively flat. The results in the United States and Canada are consistent with the closure of approximately 70 U.S. and Canadian stores that was announced earlier in the current fiscal year. In addition, there were an additional 60 U.S. stores that were closed during June 2009. The adjusted store and regional expenses in the United Kingdom were up approximately $16.0 million for the year ended June 30, 2009 as compared to the prior year. The U.K. increase was primarily attributable to the categories of salary and benefits, occupancy, loan loss provision, depreciation and advertising which are all commensurate with growth in that country.

*Corporate Expenses* Corporate expenses were $68.2 million for fiscal 2009 compared to $70.9 million for fiscal 2008, a decrease of $2.7 million or 3.8%. On a constant currency basis, corporate expenses increased by approximately $2.7 million. The increase is primarily due to increased regulatory and lobbying costs, increased investment in global management capabilities, additional investment in infrastructure to support our global de novo store growth, acquisitions strategy and management and integration of recent acquisitions.

*Other Depreciation and Amortization* Other depreciation and amortization expenses remained relatively unchanged and were $3.8 million for fiscal 2009 and $3.9 million for fiscal 2008.

*Provision for (Proceeds from) Legal Settlements* Provisions for legal settlement were $57.9 million for the current fiscal year compared to $0.3 million in the year earlier period. The increase was almost solely driven as a result of a fourth quarter charge of $57.4 million by our Canadian subsidiary, Money Mart, on account of the pending class action settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces.

*Loss on Store Closings* The Company recognized loss on store closing expense of $10.3 million for the year ended June 30, 2009 as compared to the year earlier period amount of $1.0 million. Of the current year amount, $7.2 million was recognized in the United States, $3.0 million in Canada and $0.2 million in the United Kingdom. These expenses were related to the Company's efforts to eliminate under-performing locations as well as eliminating locations in states with uncertain or less favorable regulation or are located in areas/states where the Company has only a few locations resulting in an inefficient and more costly infrastructure.

*Unrealized Foreign Exchange Gain* In May 2009, we executed an early settlement of its U.K. cross currency interest rate swaps that had been in place since December, 2006. These cross currency interest rate swaps had the impact of synthetically converting the foreign denominated debt into the local currency of the United Kingdom at a fixed rate of interest. As a result of that early settlement, the foreign currency impacts associated with the bank debt outstanding in both U.S. Dollars and Euros on the U.K.'s balance sheet is now recorded through our income statement — resulting in gain of $5.5 million for the year ended June 30, 2009.

*Interest Expense* Interest expense was $35.1 million for the year ended June 30, 2009 compared to $36.6 million for the preceding year. On June 27, 2007, we issued $200.0 million aggregate principal amount of the Convertible Notes in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. The proceeds from the Convertible Notes were initially invested until approximately $131.4 million was utilized during fiscal 2008 for the American Payday Loans and The Check Cashing Store acquisitions. For the year ended June 30, 2009, there was an increase in net interest expense of approximately $3.0 million resulting from a decrease of interest income related to the lower amount of short-term invested cash due to the aforementioned fiscal 2008 acquisitions, as compared to the prior year. This was offset by a decrease of approximately $4.5 million in interest expense resulting primarily from the impact of foreign currency translation of interest expense in our Canadian and U.K. operations. With the early settlement of the U.K.'s cross-currency interest rate swaps that were executed during the fourth quarter of this fiscal year, the interest rate for our U.K. debt will now be recorded at the variable interest rates provided for in the credit agreement.

*Income Tax Provision* The provision for income taxes was $15.0 million for fiscal 2009 compared to a provision of $36.0 million for fiscal 2008. Our effective tax rate for fiscal 2009 is 89.4% which is a combination of an effective rate of 106.4% on continuing operations and other one-time charges reduced by the impact of a favorable settlement granted in a competent authority tax proceeding between the United States and Canadian tax authorities related to transfers pricing matters for years 2000 through 2003 combined with an adjustment to our reserve for uncertain tax benefits related to years for which a settlement has not yet been received. The impact to our fiscal 2009 provision for income taxes related to these two items was $2.9 million. Our effective tax rate differs from the statutory rate of 35% due to foreign taxes, permanent differences and a valuation allowance on U.S. and foreign deferred tax assets and the aforementioned changes to our reserve for uncertain tax positions. The principal reason for the significant difference in the effective tax rate between periods was the $57.4 million charge to earnings in connection with the pending Ontario settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces. This charge caused a significant reduction in pre-tax income resulting in a material difference in the effective tax rate on continuing operations for fiscal 2009. Without the provision for legal settlements and Competent Authority settlement the effective tax rate for fiscal 2009 would have been 48.6%

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $45.6 million. Additionally, we maintain foreign deferred tax assets in the amount of $28.4 million. Of this amount $1.3 million was recorded by our Canadian affiliate during fiscal 2007 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.3 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss.

We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits. At June 30, 2009 we had $7.8 million of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would affect our effective tax rate. The reduction from the June 30, 2008 balance of $9.9 million was principally caused by the impact of the favorable competent authority ruling received from the Canadian taxing authorities during the current fiscal year.

The tax years ending June 30, 2005 through 2008 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2009, we had approximately $0.5 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

***Fiscal 2008 Compared to Fiscal 2007***

*Revenues* Total revenues were $572.2 million for fiscal 2008 compared to $455.7 million for fiscal 2007, an increase of $116.5 million or 25.6%.

Consolidated check cashing revenue increased by 17.9%, or $29.8 million, from fiscal 2007 to fiscal 2008. Our Canadian business segment grew by 22.7%, while our U.K. business experienced growth of 11.0%. On a consolidated basis, the face amount of the average check cashed increased 10.1% to $531 for fiscal June 30, 2008 compared to $482 for the prior year period, resulting in the average fee per check cashed increasing by 7.2% to $19.85. Consolidated consumer lending revenue was $292.5 million for fiscal June 30, 2008, representing an increase of 28.6% or $65.1 million compared to the prior year period. The increase was primarily driven by strong performance in the international businesses as the Canadian market grew 33.9%, while the U.K. business realized growth of 49.2% over the prior year's period. Money transfer fees for the year increased 31.8% year-over-year, driven by continued strong growth in our international markets. Other revenue increased by 50.1% for the year, principally due to the success of our MasterCard® and Visa® branded debit-card sales across our three key markets, as well as growth in the foreign currency product in Canada and the United Kingdom.

Currency rates in the United Kingdom and Canada accounted for $3.9 million and $25.7 million, respectively, of the increase in fiscal year 2008 as compared to fiscal 2007. On a constant currency basis, revenues in the United Kingdom and Canada for the entire period increased by $27.9 million and $41.4 million, respectively, primarily due to revenues from our consumer loan products and check cashing. Revenues from franchise fees and royalties decreased by $2.0 million primarily due to the acquisitions of franchise stores.

*Store and Regional Expenses* Store and regional expenses were $373.0 million for fiscal 2008 compared to $300.2 million for fiscal 2007, an increase of $72.8 million or 24.2%. Currency rates in the United Kingdom and Canada attributed to $2.6 million and $13.4 million, respectively, of the increase in fiscal 2008 as compared to fiscal 2007. For fiscal 2008, total store and regional expenses decreased to 65.2% of total revenues compared to 65.9% of total revenues for fiscal year 2007. On a constant currency basis, store and regional expenses increased $27.2 million in Canada, $10.3 million in the United Kingdom and $19.2 million in the United States. The increase in Canada was primarily due to increases in salaries, occupancy expenses, returned checks and cash shortages, the provision for loan losses and store maintenance expenses all of which are commensurate with the overall growth in Canadian revenues. These costs were offset by decreases in professional fees and advertising expenses. Similarly, in the United Kingdom, the increase is primarily related to increases in salaries, occupancy, returned checks and cash shortages, advertising and other costs commensurate with the growth in that country. These costs were offset by a decrease in the provision for loan losses due to improved collections. In the United States, the increase is due to salaries, occupancy, depreciation, returned checks and cash shortages and other incremental costs associated with the acquisitions in Southeast Florida and the Midwestern states.

*Corporate Expenses* Corporate expenses were $70.9 million for fiscal 2008 compared to $53.3 million for fiscal 2007, an increase of $17.6 million or 33.0%. The increase is primarily due to increased regulatory and lobbying costs, additional investment in infrastructure to support our global de novo store growth, acquisitions strategy and management and integration of recent acquisitions.

*Other Depreciation and Amortization* Other depreciation and amortization expenses remained relatively unchanged and were $3.9 million for fiscal 2008 and $3.4 million for fiscal 2007.

*Loss on Extinguishment of Debt* Loss on extinguishment of debt was $0.1 million for fiscal 2008 as compared to $31.8 million for fiscal 2007.

On June 16, 2006, we announced the pricing of an underwritten follow-on offering of 5,000,000 shares of our common stock at $16.65 per share. On June 21, 2006, we received $80.8 million in net proceeds in connection with this follow-on offering, which on July 21, 2006 were used to redeem $70.0 million principal amount of our outstanding Notes. On October 30, 2006, we completed the refinancing of $198.0 million principal amount of the Notes and entered into the New Credit Agreement. On November 15, 2007, we redeemed the remaining $2.0 million principal amount outstanding of the Notes.

In connection with the redemptions of the aforementioned outstanding principal amounts of our Notes, we incurred related losses on the extinguishment of debt. For fiscal 2007 and 2008, the loss incurred on the extinguishment of debt is as follows (in millions):

| | Year Ended June 30, | |
|---|---|---|
| | 2007 | 2008 |
| Call premium | $ 6.8 | $0.1 |
| Tender premium | 17.6 | |
| Write-off of previously capitalized deferred issuance costs, net | 8.8 | |
| Write-off of original issue premium | (1.4) | |
| Total | $31.8 | $0.1 |

*Provision for (Proceeds from) Legal Settlement* The expense associated with legal settlements for fiscal 2008 amounted to $0.3 million related to our WTP business. Proceeds from legal settlements for the year ended June 30, 2007 was $3.3 million.

On October 21, 2005, we filed an action against IDLD, Inc., Ira Distenfield and Linda Distenfield, which we refer to collectively as the IDLD Parties, alleging that the sellers of the WTP USA business deliberately concealed certain franchise sales from us. We also asserted breaches of representations and warranties made by the sellers with respect to undisclosed liabilities and other matters arising out of the acquisition. In December 2006, we settled the matter with all of the IDLD Parties and as a result we received all of the funds, approximately $3.3 million, which had been held in escrow from the acquisition.

*Goodwill Impairment and Other Charges* There were no charges for goodwill impairment during fiscal 2008. We incurred $24.3 million in goodwill impairment and other charges during fiscal 2007.

In December 2006, we announced a restructuring plan for the WTP business unit. As a result of the restructuring initiatives, fiscal 2007, we incurred $1.2 million for cash expenses related to the closure of the company-operated stores and other initiatives. In addition, we incurred $23.2 million in one-time non-cash charges including the write-off of $22.5 million of goodwill and $0.7 million in other tangible and intangible assets, net of deferred fees.

*Unrealized Foreign Exchange Loss* We incurred no charges for the mark to market of term loans in fiscal 2008. We incurred $7.6 million of charges in fiscal 2007 due to foreign currency translation adjustments related to our subsidiaries foreign debt, which is denominated in currencies other than their local currency, during the transition period until we completed cross currency interest rate swaps which synthetically converted the foreign debt into the local currency of each country.

*Interest Expense* Interest expense was $36.6 million for the twelve months ended June 30, 2008 compared to $31.5 million for the twelve months ended June 30, 2007. In July 2006, we used the proceeds from the June 2006 common stock offering to retire $70.0 million of outstanding principal of Notes. Furthermore, in September 2006 we commenced a cash tender offer for any and all of the remaining $200.0 million aggregate principal amount of our Notes. The total principal amount of the Notes tendered was $198.0 million. On October 30, 2006, we completed the refinancing of our existing credit facilities and entered into the New Credit Agreement which consisted of $375.0 million six year term loans held by our foreign subsidiaries, a $75.0 million revolving credit facility in the U.S. and a $25.0 million revolving credit facility in Canada. On June 27, 2007, we issued $200.0 million aggregate principal amount of the Convertible Notes in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. As a result of the higher outstanding long term debt during fiscal 2008, interest expense increased $16.1 million compared to fiscal 2007. Furthermore, the amortization of deferred issuance costs related to the New Credit Agreement accounted for a $1.6 million increase in interest expense. Offsetting these increases was $4.4 million in interest income from the short-term investment of the proceeds from the sale of Convertible Notes and $5.9 million from the reduction in the overall lower blended interest rate in the new facility and convertible debt compared to the blended rate of the long-term debt for the same period in the prior year. In addition, due to the proceeds from the sale of Convertible Notes, we did not draw down on our

U.S. or Canadian revolving credit facility and only minimally on our U.K facility in fiscal 2008 which accounted for a $2.8 million reduction for the twelve months ended June 30, 2008 compared to the same period in the prior year.

*Income Tax Provision* The provision for income taxes was $36.0 million for fiscal 2008 compared to a provision of $37.7 million for fiscal 2007. Our effective tax rate differs from the federal statutory rate of 35.0% due to foreign taxes, permanent differences and a valuation allowance against U.S. and foreign deferred tax assets. Our effective income tax rate was 41.3% for fiscal 2008 and 682.1% for fiscal 2007. The principal reason for the significant difference in the effective tax rate between periods was the reduction in U.S. interest expense during fiscal 2007 due to the retirement of public debt and the issuance of convertible debt fiscal 2007, the tax effects of the WTP restructuring completed in December 2006, and the $5.9 million withholding tax recorded in connection with dividends received from Canada, each recorded in fiscal 2007. Furthermore, in addition to the current fiscal year's taxable U.S. loss, $9.0 million of prior year's net operating losses (NOL's) and foreign tax credits were utilized to eliminate U.S. tax on the deemed dividend from Canada. The use of the NOL's resulted in a $3.1 million corresponding reduction in the U.S. valuation allowance. These differences necessitated an increase in the valuation allowance resulting in an increase in the effective tax rate for the twelve month period ending June 30, 2007.

Prior to the global debt restructuring completed in fiscal 2007, interest expense in the United States resulted in U.S. tax losses, thus generating deferred tax assets. At June 30, 2008 we maintained deferred tax assets of $109.9 million which is offset by a valuation allowance of $97.7 million of which $3.7 million was provided for during fiscal 2008. The $109.9 million in deferred tax assets consists of $50.5 million related to net operating losses and the reversal of temporary differences, $45.7 million related to foreign tax credits and $13.7 million in foreign deferred tax assets. At June 30, 2008, U.S. deferred tax assets related to net operating losses and the reversal of temporary differences were reduced by a valuation allowance of $50.5 million, which reflects a decrease of $3.5 million during the year. The aggregate increase in U.S. deferred tax assets during the year was principally caused by the excess of foreign tax credit carry forwards expected to be generated from a taxable deemed dividend to be recorded during the current year offset in part by a reduction in deferred tax assets resulting from additional net operating loss utilization during the taxable years ended June 30, 2007 and June 30, 2008. The net operating loss carry forward at June 30, 2008 was $86.3 million. The reduction in net operating loss carry forwards between fiscal 2007 and fiscal 2008 from $99.0 million to $86.3 million is a combination of a reduction of $3.7 million in the company's 2006 net operating loss carry forward and the anticipated utilization of $9.0 million of loss carry forwards to offset U.S. tax on a taxable deemed dividend to be recorded during fiscal 2008.

We believe that our ability to utilize net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $45.7 million. Additionally, we maintain foreign deferred tax assets in the amount of $13.7 million. Of this amount $1.5 million was recorded by our Canadian affiliate during fiscal 2007 related to a foreign currency loss sustained in connection with the hedge of its term loan. This deferred tax asset was offset by a full valuation allowance of $1.5 million since the foreign currency loss is capital in nature and at this time we have not identified any potential for capital gains against which to offset the loss.

We adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in our liability for unrecognized income tax benefits. At the adoption date of July 1, 2007, we had unrecognized tax benefit reserves related to uncertain tax positions of $7.6 million which, if recognized, would decrease the effective tax rate. At June 30, 2008 we had $9.9 million of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would affect our effective tax rate.

The tax years ending June 30, 2004 through 2007 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2008, we had approximately $0.7 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

***Fiscal 2009 compared to Fiscal 2008***

| | Year Ended June 30 | | % Inc/Dec - Margin Change |
|---|---|---|---|
| | 2009 | 2008 | |
| | Thousands of US$ | | |
| Revenue: | | | |
| United States | $154,858 | $153,731 | 0.7% |
| Store and regional margin | *13.7%* | *10.1%* | *3.6 pts.* |
| Canada | 236,267 | 279,491 | −15.5% |
| Store and regional margin | *44.1%* | *45.9%* | *(1.8) pts.* |
| United Kingdom | 136,728 | 138,962 | −1.6% |
| Store and regional margin | *41.2%* | *39.9%* | *1.3 pts.* |
| Total Revenue | $527,853 | $572,184 | −7.7% |
| Store and regional margin | $181,804 | $199,230 | −8.7% |
| Store and regional margin % | *34.4%* | *34.8%* | *(0.4) pts.* |

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

| | Revenue Year Ended June 30 | | Pre-Tax Income Year Ended June 30 | |
|---|---|---|---|---|
| | 2009 | 2008 | 2009 | 2008 |
| United States | 29.3% | 26.9% | (36.0)% | (4.8)%(1) |
| Canada | 44.8% | 48.8% | 91.3% | 78.8%(2) |
| United Kingdom | 25.9% | 24.3% | 44.7% | 26.0%(3) |

(1) Excludes $0.4 million related to litigation settlements.

(2) Excludes $57.4 million related to litigation settlements.

(3) Excludes $5.5 million unrealized foreign exchange gain on term loan.

**United States**

Total U.S. revenues were $154.9 million for the year ended June 30, 2009 compared to $153.7 million for the year ended June 30, 2008, an increase of 0.7%. Excluding the impacts of acquisitions and new store activity, U.S. revenues decreased by $20.0 million. This decline is primarily related to decreases of $8.1 million and $9.9 million in check cashing and consumer lending revenue, respectively. Excluding acquisition-related impacts, the face value of checks cashed and the number of checks cashed is down 17.3% and 21.9%, respectively. In addition to a general decrease in our U.S. check cashing business, the closure of 54 stores in the first quarter of the current fiscal year also negatively impacted U.S. check cashing revenues on a year over year basis. However, as a result of the closure of these unprofitable stores, we increased our overall U.S. margins. Check cashing revenues as reported are also lower as a result of lower average fees per check associated with the CCS operations acquired during December of 2007.

Increasing unemployment through all sectors of the U.S. economy in the current period negatively impacted consumer lending volumes. As a result of current economic conditions, we are taking a more cautious approach to lending in all of our segments, including the United States. Lastly, the closure of underperforming stores during the first quarter of the current fiscal year has also contributed to lower year-over-year lending volumes. Excluding the impacts of acquisitions, U.S. funded loan originations decreased 14.8% or $51.5 million in the current year's period as compared to the year earlier period.

Store and regional expenses in the United States decreased by $4.5 million, or 3.2%, from fiscal year 2008 as compared to the cumulative current period. Excluding the impacts of acquisitions, U.S. store and regional expenses decreased by approximately $20.6 million. The decrease is due primarily to the closure of 54 underperforming stores and the Company's efforts in the area of expense control. We continue to closely monitor and control expenses. Further, the U.S. provision for loan losses as a percentage of loan revenues decreased by 5.0 pts from 31.2% for the year ended June 30, 2008 as compared to 26.2% for the current fiscal year due to improved collections and a tightening of our lending criteria.

Store and regional margins in the United States increased to 13.7% for the year ended June 30, 2009 compared to 10.1% for the prior fiscal year. The U.S. store and regional margins are significantly lower than the other segments. The primary drivers for this disparity are higher U.S. salary costs, somewhat higher occupancy costs and higher loan loss provisions. Management is addressing the lower U.S. margins, which is evident with the closure of 54 underperforming stores earlier in the fiscal year as well as the closure of approximately 60 U.S. stores in the fourth quarter of the current fiscal year. It is anticipated that the closure of these mostly underperforming stores will be accretive to earnings.

The U.S. pre-tax loss was $25.4 million for the year ended June 30, 2009 compared to a pre-tax loss of $4.2 million for the same period in the prior year. The $21.2 million decline for the current year period can be attributed to $6.3 million in additional costs related to the closure of approximately 114 underperforming stores during the current fiscal year. In addition, U.S. net interest expense increased by $4.6 million for the year ended June 30, 2009 compared to the same period in the prior year. This increase is attributable to lower interest income of $2.1 million as a result of cash used for the fiscal 2008 acquisitions, $1.7 million related to intercompany debt interest and $0.9 million in increased interest related to the revolving credit facility. The balance of the decline can be attributed to a prior year transfer pricing adjustment, offset in part by higher store and regional margins in fiscal 2009 as a result of the fiscal 2008 acquisitions.

**Canada**

Total Canadian revenues were $236.3 million for the year ended June 30, 2009, a decrease of 15.5% or $43.2 million as compared to the year earlier period. The impact of foreign currency rates accounted for $34.4 million of this decrease offset by $5.5 million of acquisitions and new stores. In constant dollars and excluding the impacts of acquisitions and new stores, the net decrease of Canadian revenues from fiscal year 2008 compared to the current fiscal year is $14.3 million. Constant dollar decreases of $5.6 million in check cashing revenues and $11.3 million in consumer lending revenues were offset by increases of $0.8 million in money transfer fees and $1.8 million in other revenues. On a constant dollar basis, check cashing revenues in Canada were impacted by decreases in the number of checks and the face value of checks - down by 11.6% and 8.1%, respectively. The average face amount per check increased by 3.9%, while the average fee per check increased by 7.2% for the year ended June 30, 2009 as compared to the year ended June 30, 2008.

The decrease in Canadian consumer lending revenue is consistent with some of the same factors that were mentioned in relation to the U.S. business, regarding the effects of the global recession on the Canadian economy and employment. In addition, our Canadian subsidiary has diminished the scale and tone of its Canadian marketing and advertising campaigns, as many of the Canadian provinces are actively engaged in formulating and/or instituting their respective consumer lending regulations and rate structures. Accordingly, as expected, new customer growth in Canada has softened. On a constant currency basis, company funded loan originations in Canada decreased $64.5 million or 6.8% in the current fiscal year as compared to the fiscal year 2008.

Store and regional expenses in Canada decreased $19.3 million or 12.8% from $151.3 million for the year ended June 30, 2008 to $132.0 million in the current fiscal year. The entire decrease is related to the impacts of changes in foreign currency rates. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, has increased by 0.8 pts from 18.4% to 19.2%. Overall Canada's store and regional margin percentage has decreased from 45.9% to 44.0%. The decrease in store margin percentage is primarily due to lower revenues offset in part by lower expenses through continued focus on our cost controls.

The Canadian pre-tax income was $0.8 million for the year ended June 30, 2009 compared to pre-tax income of $68.7 million for the same period in the prior year or a $67.9 million decline year-over-year. On a constant currency basis, pre-tax income decreased $66.3 million. The primary reason for the large decrease in pre-tax income was the $57.4 million of expense related to the pending class action settlement and for the potential settlement of certain of the similar class action proceedings pending in the other Canadian provinces. Other factors impacting the Canadian pre-tax income were lower store and regional operating margins and expenses related to the closure of approximately 20 under-performing locations. These additional expenses were offset by lower corporate-related expenses, lower net interest expense and the benefit from an exercise of its in-the-money puts which are designated as cash flow hedges as well as gains from the revaluation of foreign currencies related to its foreign exchange product. The balance of the increase relates to a transfer pricing adjustment in the prior year.

**United Kingdom**

Total U.K. revenues were $136.7 million for the year ended June 30, 2009 compared to $139.0 million for the year earlier period, a decrease of $2.2 million. The current year results were impacted by foreign currency decreases of $32.8 million offset by acquisitions and new stores of $9.7 million. In constant dollars and excluding the impact of acquisitions and new stores, U.K.'s revenues increased by $20.9 million or 15.0%. U.K.'s revenues exhibited growth in consumer lending and other revenues (pawn broking, gold scrap sales and foreign exchange products). As in the other two business sectors, U.K. check cashing revenues — on a constant currency basis and excluding acquisitions and new stores — decreased by approximately $9.8 million, or 17.0%. The U.K. recession and rising unemployment and the shrinking construction industry in the London area, principally due to the slowing housing market, were the primary drivers of the decreased check cashing fees in the United Kingdom.

The U.K. business showed strong growth in both consumer lending and other revenues. On a constant dollar basis and excluding the impacts of acquisitions and new stores, consumer lending revenues increased by $21.8 million or 33.3% and other revenues increased by $8.0 million or 74.9%. The increase in other revenues is principally due to the success of the foreign exchange product, the debit card business, gold sales and other ancillary products. On a constant currency basis, U.K. loan originations for the current quarter increased by $122.5 million or 33.9%. Consumer lending in the U.K. continues to benefit from a growing market of its loan products, in addition to strong growth in the pawn business, which primarily consists of loans on collateralized gold jewelry.

Store and regional expenses in the U.K. decreased by $3.1 million, or 3.7% from $83.5 million for the year ended June 30, 2008 as compared to $80.3 million for the current fiscal year. Excluding the impacts of changes in foreign currency rates, U.K. store and regional expenses increased by $16.0 million. The primary factors in the increased expenses were in the areas of salary/benefits, occupancy and depreciation — all areas that are consistent with an operation that is in a growth mode and has added approximately 25 new stores through either acquisition or de novo store builds. There was an increase of 1.0 pt relating to the provision for loan losses as a percentage of loan revenues. On a constant currency basis, the rate for the year ended June 30, 2008 was 9.9% while for the current fiscal year, the rate has increased to 10.9%. On a constant currency basis, U.K. store and regional margin percentage has improved from 39.9% for the year earlier period to 41.3% for the current year ended June 30, 2009 due to the strong revenue growth offset in part with a marginal increase in costs.

The U.K. pre-tax income was $36.4 million for the year ended June 30, 2009 compared to $22.7 million for the same period in the prior year or an increase of $13.7 million. On a constant currency basis the increase year-over-year was $22.8 million. In addition to the aforementioned increase in store and regional margins, the U.K. benefited from the exercise of its in-the-money put options which are designated as cash flow hedges. Furthermore, the unrealized gain of its term loans which are not denominated in GBP and the revaluation of foreign currencies held in U.K. stores for its foreign currency exchange product contributed to the balance of the increase.

***Fiscal 2008 compared to Fiscal 2007***

| | Year Ended June 30 | | % Inc/Dec - Margin Change |
|---|---|---|---|
| | 2008 | 2007 | |
| | Thousands of US$ | | |
| Revenue: | | | |
| United States | $153,731 | $136,005 | 13.0% |
| Store and regional margin | *10.1%* | *12.6%* | *2.5 pts.* |
| Canada | 279,491 | 212,536 | 31.5% |
| Store and regional margin | *45.9%* | *47.9%* | *2.0 pts.* |
| United Kingdom | 138,962 | 107,191 | 29.6% |
| Store and regional margin | *39.9%* | *34.1%* | *5.8 pts.* |
| Total Revenue | $572,184 | $455,732 | 25.6% |
| Store and regional margin | $199,230 | $155,491 | 28.1% |
| Store and regional margin % | *34.8%* | *34.1%* | *0.7 pts.* |

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment pre-tax income:

| | Revenue Year Ended June 30 | | Pre-Tax Income Year Ended June 30 | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| United States | 26.9% | 29.8% | (4.8)% | (26.1)%(1) |
| Canada | 48.8% | 46.6% | 78.8% | 100.3%(2) |
| United Kingdom | 24.3% | 23.5% | 26.0% | 25.8%(3) |

(1) Excludes one time charges of $31.8 million loss on extinguishment of debt, $24.3 million goodwill impairment and other charges of $3.3 million proceeds from litigation settlement.

(2) Excludes $8.4 million unrealized foreign exchange loss on term loan.

(3) Excludes $0.8 million unrealized foreign exchange gain on term loan.

**United States**

Total U.S. revenues were $153.7 million for fiscal 2008 compared to $136.0 million for fiscal 2007, an increase of 13.0%. This increase is a result of the acquisitions in Southeast Florida and the Midwestern states. Excluding the acquisitions, U.S. revenue would have declined by 15.2%. This decline is primarily due to a decline in consumer lending revenue related to the discontinuance of our bank-funded CustomCash® domestic installment loan program. The bank lender, First Bank, advised us that effective April 2007, it would no longer distribute its longer-term installment loans through third-party retail locations and instead would distribute such loans only through its own branch offices and the Internet. Accordingly, we have successfully transitioned our CustomCash® installment loan product customers to our company-funded short-term single payment loan but in most cases at lower principal and fee amounts as mandated by the laws in the states in which we operate. Beginning July 2007, we began offering company-funded CustomCash® domestic installment loans in our New Mexico market and began offering this product in our Utah market in January 2008. In August 2007, we launched an internet single-payment term loan site for residents of California and, in February 2008, for Arizona residents.

U.S. check cashing revenues, excluding the acquisitions, declined 6.1% as a result of a 4.7% decline in check counts and a 1.5% decline in the average fee per check. Including the acquisitions, check cashing revenues increased 18.5% due to the increased volume while the average fee per checked decreased to $13.77 in fiscal 2008 from $14.51 in fiscal 2007. All other U.S. revenues were essentially flat in fiscal 2008 as compared with the prior year.

Store and regional expenses in the United States, excluding the acquisitions, declined by 7.1% in fiscal 2008 compared to the prior year offsetting a portion of the revenue declines. Including the acquisitions, store and regional expenses increased 16.2% which is commensurate with the revenue generated from the two acquisitions. The U.S. provision for loan losses as a percent of loan revenue increased 1.0 pt. from 30.3% in fiscal 2007 to 31.3% in fiscal 2008. Overall U.S. store and regional margins declined to 10.1% of revenue in fiscal 2008 compared to 12.6% in fiscal 2007.

The U.S. pre-tax loss was $4.2 million for fiscal 2008 compared to a pre-tax loss of $70.0 million for fiscal 2007. In fiscal 2007, the United States incurred a $31.8 million one-time charge for the extinguishment of debt related to the cash tender offer of our U.S. 9.75% senior notes due 2011. Also in fiscal 2007, due to the inability of the United States to integrate the We The People Business into its existing check cashing and payday lending store network along with the litigation surrounding the We The People business, we approved and implemented a restructuring plan for the We The People Business and incurred a goodwill impairment and other charges of $24.3 million. Finally, during fiscal 2007, we settled the action we filed against IDLD, Inc., Ira Distenfield and Linda Distenfield and as a result we received $3.3 million (see *Provision for (Proceeds from) Legal Settlement* earlier in the discussion and analysis). Excluding these one-time charges in fiscal 2007, we reduced our U.S. pre-tax loss by $13.0 million from $17.2 million in fiscal 2007 to $4.2 million in fiscal 2008.

On June 30, 2008, as part of a process to rationalize our U.S. markets, we made a determination to close 24 of our unprofitable stores in various U.S. markets. Subsequent to the 2008 fiscal year end, in August 2008, we identified another 29 stores in the United States that are underperforming and which will be closed or merged into a geographically proximate store.

### Canada

Total Canadian revenues were $279.5 million for fiscal 2008 compared to $212.5 million for fiscal 2007, an increase of $67.0 million or 31.5%. The effect of the 82 store franchise acquisition in early fiscal 2007 accounted for $25.3 million of the increase and currency rates attributed to $25.7 million of the increase. Excluding the impact of the change in currency rates, year over year: check cashing revenue increased by $7.1 million or 9.5%; consumer lending revenue increased $24.0 million or 19.5%; money transfer fees increased $3.0 million or 23.2% and; other revenues, principally branded debit card sales and the foreign currency product, increased by $7.1 million or 26.2%. The impact of the 82 store franchise acquisition in early fiscal 2007 accounted for $6.2 million of the check cashing increase, $14.2 million of the consumer lending increase, $1.5 million of the money transfer fee increase and $3.3 million of the other revenue increase.

With regard to the increase in Canadian check cashing revenue, while the number of checks cashed remained relatively flat year over year, the average face amount per check increased from $448.96 in fiscal 2007 to $539.83 in fiscal 2008 or an increase of 20.2%. Excluding the impact of exchange rates, the increase was approximately 7.4%. Consequently, the overall average fee per check increased from $15.43 in fiscal 2007 to $18.66 in fiscal 2008 or an increase of 20.9%. Excluding the impact of exchange rates, the increase was approximately 7.9%. Excluding the change in currency rates, consumer loan originations increased by $85.3 million year over year accounting for the overall growth in consumer lending revenue.

Store and regional expenses in Canada increased $40.6 million or 36.7% from $110.7 million in fiscal 2007 to $151.3 million in fiscal 2008. Changes in the currency rate attributed to $13.4 million of this increase. The balance of the increase in store and regional expenses is commensurate with the revenue growth. The Canadian provision for loan losses as a percent of loan revenue increased 6.0 pts. from 12.4% in fiscal 2007 to 18.4% in fiscal 2008. Overall Canadian store and regional margins declined to 45.9% of revenue in fiscal 2008 from 47.9% in fiscal 2007.

The Canadian pre-tax income was $68.7 million for fiscal 2008 compared to pre-tax income of $57.8 million for fiscal 2007. In fiscal 2007 Canada incurred a one-time charge of $8.4 related to the mark to market of term loan debt which is denominated in U.S. dollars. In December 2006 this debt was hedged through cross currency interest rate swaps which synthetically converted the U.S. denominated debt into the local currency thus eliminating any future mark to market gains or losses. Excluding this one-time charge in fiscal 2007, we increased our Canadian pre-tax income by $2.5 million from $66.2 million in fiscal 2007 to $68.7 million in fiscal 2008. Changes in currency rates accounted for an additional $8.0 million of pre-tax income in fiscal 2008 as compared to the same period in the prior year.

In August 2008, the Company identified 17 stores in Canada that are underperforming which will be closed or merged into a geographically proximate store.

**United Kingdom**

Total U.K. revenues were $139.0 million for fiscal 2008 compared to $107.2 million for fiscal 2007, an increase of $31.8 million or 29.6%. Excluding the impact of the change in currency rates, year over year: check cashing revenue increased by $3.8 million or 7.1%; consumer lending revenue increased $20.0 million or 43.9%; money transfer fees increased $0.6 million or 11.7% and; other revenues, principally the foreign currency product and unredeemed pawn sales, increased by $3.3 million or 64.2% reflecting very strong growth in these two products.

With regard to the increase in U.K. check cashing revenue, while the number of checks cashed remained relatively flat year over year, the average face amount per check increased from $739.76 in fiscal 2007 to $775.71 in fiscal 2008 or an increase of 4.9%. Excluding the impact of exchange rates, the increase was approximately 1.2%. However, as a result of the type of checks cashed, the overall average fee per check increased from $38.33 in fiscal 2007 to $42.57 in fiscal 2008 or an increase of 11.1%. Excluding the impact of exchange rates, the increase was approximately 7.2%. Excluding the change in currency rates, consumer loan originations increased by $85.7 million year over year accounting for the overall growth in consumer lending revenue.

Store and regional expenses in the United Kingdom increased by $12.9 million or 18.2% from $70.6 million in fiscal 2007 to $83.5 million in fiscal 2008. Changes in the currency rates attributed to $2.6 million of this increase. The balance of the increase in store and regional expenses is commensurate with the revenue growth. The U.K. provision for loan losses as a percent of loan revenue declined 12.5 pts. from 22.4% in fiscal 2007 to 9.9% in fiscal 2008 reflecting significant improvements in collection practices. Overall U.K. store and regional margins increased to 39.9% of revenue in fiscal 2008 from 34.1% in fiscal 2007.

The U.K. pre-tax income was $22.7 million for fiscal 2008 compared to pre-tax income of $17.8 million for fiscal 2007. In fiscal 2007 the United Kingdom incurred a one-time gain of $0.8 related to the mark to market of term loan debt which is denominated in currencies other than the local currency. In December 2006 this debt was hedged through cross currency interest rate swaps which synthetically converted the debt into the local currency thus eliminating any future mark to market gains or losses. Excluding this one-time benefit in fiscal 2007, we increased our U.K. pre-tax income by $5.7 million from $17.0 million in fiscal 2007 to $22.7 million in fiscal 2008. Changes in currency rates accounted for $0.6 million of the increase in fiscal 2008 as compared to the same period in the prior year.

**Seasonality**

Our business is seasonal due to the impact of several tax-related services, including cashing tax refund checks, making electronic tax filings and processing applications of refund anticipation loans. Historically, we have generally experienced our highest revenues and earnings during our third fiscal quarter ending March 31, when revenues from these tax-related services peak. Due to the seasonality of our business, results of operations for any fiscal quarter are not necessarily indicative of the results of operations that may be achieved for the full fiscal year. In addition, quarterly results of operations depend significantly upon the timing and amount of revenues and expenses associated with the addition of new stores.

**Balance Sheet Variations**

***June 30, 2009 compared to June 30, 2008.***

Loans receivable, net decreased by $1.1 million to $114.7 million at June 30, 2009 from $115.8 million at June 30, 2008. Our loans receivable increased by $0.2 million and the related allowance for loan losses increased by $1.3 million. The acquisitions of Express Finance in the United Kingdom and Optima in Poland accounted for an increase of $14.2 million in loans receivable and an increase of $3.2 million in the allowance for loan losses, a net increase in loans receivable of $11.0 million. Excluding acquisitions and the impact of foreign exchange rates, net loans receivable would have increased by $3.9 million. Also contributing to the decrease is the reduction in the average loan principal from $443 for the year ended June 30, 2008 to $391 for the current fiscal year period. On a constant currency basis, the average loan principal decreased a nominal 1.4% for the current fiscal year period compared to the prior year. In constant dollars and excluding acquisitions, the allowance for loan losses decreased by $0.9 million and went from 6.4% of outstanding principal at June 30, 2008 to 5.5% at June 30, 2009. This decrease can be attributed to a number of factors:

- Improved U.S. collections and our deliberate actions to decrease our risk exposure by reducing the amount that we are willing to loan to certain customer segments, the historical loss rate, which is expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans declined, and as a result, the ratio of the allowance for loan losses related to U.S. short-term consumer loans decreased by 30.3% from 6.6% at June 30, 2008 compared to 4.6% at June 30, 2009.
- In constant dollars, the Canadian ratio of allowance for loan losses has decreased from 5.5% at June 30, 2008 to 3.3% at June 30, 2009. This decrease is reflective of the reduction and eventual elimination of several smaller product lines in the Canadian business.
- In constant dollars, the U.K.'s allowance for loan losses remained relatively stable at approximately 6.8% of outstanding principal at both June 30, 2008 and 2009. There has been some upward pressure on the allowance associated with the standard short-term consumer loan product that has been offset by decreases in the allowance related to pawn lending and longer-term installment loan products.

Loans in default, net decreased by $4.9 million from $11.3 million at June 30, 2008 compared to $6.4 million at June 30, 2009. Of this decrease, approximately $1.0 million was related to the impact of foreign currency rates leaving the net decrease in constant dollars at approximately $3.9 million. The net constant dollar change is consistent with overall decreases in our funded loan originations resulting from the economic slowdown as well as our more cautious approach to lending in all of our segments.

The fair value of derivatives decreased by $27.0 million from a liability of $37.2 million at June 30, 2008 to $10.2 million at June 30, 2009. During the fourth quarter of the current fiscal year, we executed an early settlement of our two cross-currency interest rate swaps in the United Kingdom leaving the cross-currency interest rate swaps related to our Canadian external bank debt. The change in the fair value of these cash flow hedges are a result of the change in the foreign currency exchange rates and interest rates.

Property and equipment, net of accumulated depreciation decreased $9.4 million from $68.0 million at June 30, 2008 to $58.6 million at March 31, 2009. The decrease is primarily due to the impact of the exchange rates on our foreign subsidiaries of $3.5 million in Canada and $4.1 million in the United Kingdom. The decrease is also attributable to a write-off of net fixed assets related to the closed North American stores and depreciation.

Goodwill and other intangibles decreased $16.4 million, from $470.7 million at June 30, 2008 to $454.3 million at June 30, 2009 due primarily to foreign currency translation adjustments of $39.8 million, partially offset by acquisitions of $19.4 million.

Accounts payable decreased $14.8 million from $51.1 million at June 30, 2008 to $36.3 million at June 30, 2009 primarily due to the timing of settlements with third-party vendors and our franchisees. Currency exchange rates in Canada and the United Kingdom accounted for $1.6 million and $2.4 million of the decrease, respectively.

**Liquidity and Capital Resources**

Our principal sources of cash are from operations, borrowings under our credit facilities and the issuance of our common stock and senior convertible notes. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund company originated consumer loans, finance store expansion, finance acquisitions and finance the expansion of our products and services.

Net cash provided by operating activities was $29.3 million in fiscal 2007, $80.8 million for fiscal 2008 and $59.2 million in fiscal 2009. The decrease in net cash provided from operating activities was primarily a result of the impact of foreign exchange rates on translated net income and timing differences in payments to third party vendors.

Net cash used in investing activities was $170.7 million in fiscal 2007, $167.0 million in fiscal 2008 and $42.0 million in fiscal 2009. Our investing activities primarily related to acquisitions, purchases of property and equipment for our stores and investments in technology. For fiscal 2007, we made capital expenditures of $19.4 million and acquisitions of $151.2 million compared to capital expenditures of $23.5 million and acquisitions of $143.4 million in fiscal 2008. The actual amount of capital expenditures each year will depend in part upon the number of new stores opened or acquired and the number of stores remodeled. During fiscal 2009 we made capital expenditures of $15.7 million and acquisitions of $26.2 million.

Net cash provided by financing activities was $2.7 million for the twelve months ended June 30, 2009 compared to net cash provided by financing activities of $0.3 million for fiscal 2008 and $307.4 million in fiscal 2007. The cash provided by financing activities during fiscal 2009 was primarily a result of the proceeds from termination of the U.K. cross currency swaps of $14.4 million and $3.3 million proceeds from the exercise of stock options. This was partially offset by the $7.4 million in debt payments of and $7.5 million for stock repurchase. The cash provided by financing activities during fiscal 2008 was primarily a result of the use of the overdraft facility in the United Kingdom in the amount of $5.3 million, proceeds from of the exercise of stock options of $1.1 million and $1.0 million due to the decrease of restricted cash. This was partially offset by scheduled principal payments on our long term debt obligations which totaled $6.5 million. The cash provided by financing activities during fiscal 2007 was primarily a result of an increase in our long-term debt in order to refinance our previously existing Notes, as well as the increase in our long-term debt and amount borrowed on our credit facility related to acquisitions.

*Credit Facilities* On October 30, 2006, we entered into a Credit Agreement. The Credit Agreement is comprised of the following: (i) a senior secured revolving credit facility in an aggregate amount of $75.0 million, which we refer to as the U.S. Revolving Facility, with OPCO as the borrower; (ii) a senior secured term loan facility with an aggregate amount of $295.0 million, which we refer to as the Canadian Term Facility with National Money Mart Company, a wholly-owned Canadian indirect subsidiary of OPCO, as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited, a wholly-owned U.K. indirect subsidiary of OPCO, as the borrower, in an aggregate amount of $80.0 million (consisting of a $40.0 million tranche of term loans and another tranche of term loans equivalent to$40.0 million denominated in Euros), which we refer to as the UK Term Facility, and (iv) a senior secured revolving credit facility in an aggregate amount of $25.0 million, which we refer to as the Canadian Revolving Facility, with National Money Mart Company as the borrower.

In April 2007, we entered into an amendment and restatement of the Credit Agreement to, among other things, change the currency of the Canadian Revolving Facility to Canadian dollars (C$28.5 million), make corresponding modifications to the interest rates applicable and permit secured debt in the United Kingdom not to exceed GBP 5.0 million. On June 20, 2007, we entered into a second amendment of the Credit Agreement to, among other things, permit the issuance of up to $200 million of unsecured senior convertible debt, make changes to financial covenants and other covenants in connection with the issuance of such debt and to increase the amount of acquisitions permitted under the Credit Agreement.

The Credit Agreement contains certain financial and other restrictive covenants, which among other things, require us to achieve certain financial ratios, limit capital expenditures, restrict payment of the dividends and obtain certain approvals if we want to increase borrowings. As of June 30, 2009, we are in compliance with all covenants.

*Revolving Credit Facilities* We have three revolving credit facilities: the U.S. Revolving Facility, the Canadian Revolving Facility and the United Kingdom Overdraft Facility.

*United States Revolving Credit Facility* OPCO is the borrower under the U.S. Revolving Facility which has an interest rate of LIBOR plus 300 basis points, subject to reductions as we reduce our leverage. The facility terminates on October 30, 2011. The facility may be subject to mandatory reduction and the revolving loans subject to mandatory prepayment (after prepayment of the term loans under the Credit Agreement), principally in an amount equal to 50% of excess cash flow (as defined in the Credit Agreement). OPCO's borrowing capacity under the U.S. Revolving Facility is limited to the lesser of the total commitment of $75.0 million or 85% of certain domestic liquid assets plus $30.0 million. Under this revolving facility, up to $30.0 million may be used in connection with letters of credit. At June 30, 2009, the borrowing capacity was $73.5 million. At June 30, 2009, there was no outstanding indebtedness under the U.S. Revolving Facility and $13.6 million outstanding in letters of credit issued by Wells Fargo Bank, which guarantee the performance of certain of our contractual obligations.

*Canadian Revolving Credit Facility* National Money Mart Company, OPCO's wholly owned indirect Canadian subsidiary, is the borrower under the Canadian Revolving Facility which has an interest rate of CDOR plus 300 basis points, subject to reductions as we reduce our leverage. The facility terminates on October 30, 2011. The facility may be subject to mandatory reduction and the revolving loans subject to mandatory prepayment (after prepayment of the term loans under the Credit Agreement), principally in an amount equal to 50% of excess cash flow (as defined in the Credit Agreement). National Money Mart Company's borrowing capacity under the Canadian Revolving Facility is limited to the lesser of the total commitment of C$28.5 million or 85% of certain combined liquid assets of National Money Mart Company and Dollar Financial U.K. Limited and their respective subsidiaries. At June 30, 2009, the borrowing capacity was C$28.5 million. There was no outstanding indebtedness under the Canadian facility at June 30, 2009.

*United Kingdom Overdraft Facility* In the third quarter of fiscal 2008, our U.K subsidiary entered into an overdraft facility which provides for a commitment of up to GBP 5.0 million. There was no outstanding indebtedness under the United Kingdom facility at June 30, 2009. We have the right of offset under the overdraft facility, by which we net our cash bank accounts with our lender and the balance on the overdraft facility. Amounts outstanding under the United Kingdom overdraft facility bear interest at a rate of the Bank Base Rate (0.5% at June 30, 2009) plus 2.0%. Interest accrues on the net amount of the overdraft facility and the cash balance.

*Debt Due Within One Year* As of June 30, 2009, debt due within one year consisted of $3.8 million mandatory repayment of 1.0% per annum of the original principal balance of the Canadian Term Facility and the U.K. Term Facility and $2.1 million related to debt from the recently completed Poland acquisition.

*Long-Term Debt* As of June 30, 2009, long term debt consisted of $200.0 million principal amount of Convertible Notes and $364.9 million in term loans due October 30, 2012 under the Credit Agreement and $4.2 million related to debt from the recently completed Poland acquisition.

*Operating Leases* Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of June 30, 2009, excluding periodic interest payments, include the following (in thousands):

| | Total | Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
|---|---|---|---|---|---|
| Long-term debt: | | | | | |
| Term loans due 2012 | $368,722 | $ 3,791 | $ 7,583 | $357,348 | $ — |
| 2.875% Senior Convertible Notes due 2027 | 200,000 | — | — | — | 200,000 |
| Other Notes Payable | 6,268 | 2,089 | 4,179 | — | — |
| Operating lease obligations | 135,078 | 33,532 | 47,997 | 27,652 | 25,897 |
| Total contractual cash obligations | $710,068 | $39,412 | $59,759 | $385,000 | $225,897 |

We believe that, based on current levels of operations and anticipated improvements in operating results, cash flows from operations and borrowings available under our credit facilities will allow us to fund our liquidity and capital expenditure requirements for the foreseeable future, including payment of interest and principal on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We expect additional revenue growth to be generated from increased revenues related to the maturity of new stores and the continued expansion of the business through new stores and expanded platforms. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our fixed expenses, including debt service.

**Impact of Inflation**

We do not believe that inflation has a material impact on our earnings from operations.

**Impact of Recent Accounting Pronouncement**

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measurement for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157, there is now a common definition of fair value to be used throughout U.S. GAAP. This new standard makes the measurement for fair value more consistent and comparable and improves disclosures about those measures. We adopted this statement beginning July 1, 2008.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* , applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity will report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. We adopted SFAS 159 beginning July 1, 2008. The pronouncement has no effect on our financial statements and we have not elected the fair value option for any items on our balance sheet.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations (a revision of Statement No. 141* ("SFAS 141R"). This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. This Statement retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting be used for all business combinations. This Statement expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. Additionally, SFAS 141R changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values. This Statement is effective on a prospective basis to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is July 1, 2009 for us. This is with the exception to the provisions of this Statement that amend FASB Statement No. 109 and Interpretation No. 48, which will be applied prospectively as of the adoption date and will apply to business combinations with acquisition dates before the effective date of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this Statement requires that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest. SFAS 160 is effective for us beginning July 1, 2009. With purchase of 76% of Optima S.A. in June 2009 this statement will impact our consolidated financial statements beginning with the quarterly period ended September 30, 2009.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under Statement of Financial Accounting Standards No. 133. SFAS 161 requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location and amounts of gains and losses on derivative instruments by type of contract and (4) disclosures about credit-risk-related contingent features in derivative agreements. We adopted the provisions of SFAS 161 on January 1, 2009.

In May 2008, the FASB issued FASB Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"). FSP APB 14-1, requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. The objective of the guidance is to require the liability and equity components of convertible debt to be separately accounted for in a manner such that the interest expense recorded on the convertible debt would not equal the contractual rate of interest on the convertible debt, but instead would be recorded at a rate that would reflect the issuer's conventional debt borrowing rate. This is accomplished through the creation of a discount on the debt that would be accreted using the effective interest method as additional non-cash interest expense over the period the debt is expected to remain outstanding. The provisions of Proposed FSP APB 14-1, are effective for us beginning July 1, 2009 and will be required to be applied retroactively to all periods presented. We believe that FSP APB 14-1, will impact the accounting for our 2.875% Senior Convertible Notes due 2027 and will result in additional interest expense of approximately $8.1 million and $8.9 million in fiscal years 2008 and 2009, respectively. Upon adoption, we will reduce our debt balance by recording a debt discount of approximately $55.8 million, with an offsetting increase to additional paid in capital. Such amount will be amortized over the remaining expected life of the debt.

In April 2009, the FASB issued FASB Staff Position SFAS 107-b, "Disclosures about Fair Value of Financial Instruments" ("FSP SFAS 107-b"). The FSP amends FASB Statement No. 107, "Disclosures about Fair Values of Financial Instruments," to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. FSP SFAS 107-b is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. We plan to adopt FSP SFAS 107-b and provide the additional disclosure requirements for our first quarter 2010.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" (SFAS 165). Under SFAS 165, requires companies to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. SFAS 165 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. SFAS 165, also requires entities to disclose the date through which subsequent events have been evaluated. SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. We adopted the provisions of SFAS 165 for the year ended June 30, 2009, as required, the adoption did not have a material impact on our financial statements. We have evaluated subsequent events from the balance sheet date through September 3, 2009, and determined there are no material transactions to disclose.

In June, 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (SFAS 168) "Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. We will adopt SFAS 168 for the quarterly period ended September 30, 2009, as required, and adoption is not expected to have a material impact on our consolidated financial statements.

## Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

### *Generally*

In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates and currency exchange rates. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

- interest rates on revolving credit facilities; and
- foreign exchange rates generating translation gains and losses.

We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by U.S. generally accepted accounting principles or GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

### *Interest Rate Risk*

Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our Board of Directors. Our revolving credit facilities carry variable rates of interest, the Canadian debt has been effectively converted to the equivalent of a fixed rate basis. With the termination of the United Kingdom cross currency interest rate swaps in May 2009, changes in interest rates will have an impact on our consolidated statement of financial position. See the section entitled "Cross Currency Interest Rate Swaps".

### *Foreign Currency Exchange Rate Risk*

#### *Put Options*

Operations in the United Kingdom and Canada have exposed us to shifts in currency valuations. From time to time, we may elect to purchase put options in order to protect certain earnings in the United Kingdom and Canada against the translational impact of foreign currency fluctuations. Out of the money put options may be purchased because they cost less than completely averting risk, and the maximum downside is limited to the difference between the strike price and exchange rate at the date of purchase and the price of the contracts. At June 30, 2009, we held put options with an aggregate notional value of C$12.0 million and GBP 3.6 million to protect certain currency exposure in Canada and the United Kingdom through September 30, 2009. We use purchased options designated as cash flow hedges to protect against certain of the foreign currency exchange rate risks inherent in our forecasted earnings denominated in currencies other than the U.S. dollar. These cash flow hedges have a duration of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The ineffective portion of the gain or loss is reported in other expense (income), net on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. As of June 30, 2009, no amounts were excluded from the assessment of hedge effectiveness. There was no ineffectiveness from these cash flow hedges for fiscal 2009. As of June 30, 2009, amounts related to these derivatives qualifying as cash flow hedges amounted to an increase of stockholders' equity of $37 thousand, net of tax, all of which is expected to be transferred to earnings in the first three months of fiscal 2010 along with the earnings effects of the related forecasted transactions. The fair market value at June 30, 2009 was $0.6 million and is included in prepaid expenses on the balance sheet.

Canadian operations (exclusive of the litigation expense of approximately $57.4 million and the loss on store closings of approximately $3.0 million) accounted for approximately 77.1% of consolidated pre-tax earnings for the twelve months ended June 30, 2009 and 78.0% of consolidated pre-tax earnings for the twelve months ended June 30, 2008. U.K. operations (exclusive in fiscal 2009 of unrealized foreign exchange gains of approximately $5.5 million) accounted for approximately 39.0% of consolidated pre-tax earnings for the twelve months ended June 30, 2009 and approximately 25.7% of consolidated pre-tax earnings for the twelve months ended June 30, 2008. U.S. operations (exclusive in fiscal 2009 of losses on store closings of approximately $7.2 million) accounted for approximately (16.1%) of consolidated pre-tax earnings for the year ended June 30, 2009 and (3.8%) of consolidated pre-tax earnings for the year earlier period. This decline in the U.S. results can be attributed to lower interest income as a result of the fiscal 2008 acquisitions, increased intercompany debt interest along with a prior year transfer pricing adjustment. As currency exchange rates change, translation of the financial results of the Canadian and U.K. operations into U.S. dollars will be impacted. Changes in exchange rates have resulted in cumulative translation adjustments increasing our net assets by $19.9 million. These gains and losses are included in other comprehensive income.

We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations (exclusive in fiscal 2009 of litigation expense of approximately $57.9 million, loss on store closings of approximately $10.3 million and an unrealized foreign exchange gain of approximately $5.5 million) by approximately $9.2 million for the twelve months ended June 30, 2009 and $9.1 million for the twelve months ended June 30, 2008. This impact represents 11.6% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2009 and 10.5% of our consolidated foreign pre-tax earnings for the twelve months ended June 30, 2008.

*Cross-Currency Interest Rate Swaps*

In December 2006, we entered into cross-currency interest rate swaps to hedge against the changes in cash flows of our U.K. and Canadian term loans denominated in a currency other than our foreign subsidiaries' functional currency.

In December 2006, our U.K. subsidiary, Dollar Financial U.K. Limited, entered into a cross-currency interest rate swap with a notional amount of GBP 21.3 million that was set to mature in October 2012. Under the terms of this swap, Dollar Financial U.K. Limited paid GBP at a rate of 8.45% per annum and Dollar Financial U.K. Limited received a rate of the three-month EURIBOR plus 3.00% per annum on EUR 31.5 million. In December 2006, Dollar Financial U.K. Limited also entered into a cross-currency interest rate swap with a notional amount of GBP 20.4 million that was set to mature in October 2012. Under the terms of this cross-currency interest rate swap, we paid GBP at a rate of 8.36% per annum and we received a rate of the three-month LIBOR plus 3.00% per annum on US$40.0 million.

On May 7, 2009, our U.K. subsidiary, executed an early settlement of its two cross-currency interest rate swaps hedging variable-rate borrowings. As a result, we discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the provisions of SFAS 133, we will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

In December 2006, our Canadian subsidiary, National Money Mart Company, entered into cross-currency interest rate swaps with aggregate notional amounts of C$339.9 million that mature in October 2012. Under the terms of the swaps, National Money Mart Company pays Canadian dollars at a blended rate of 7.12% per annum and National Money Mart Company receives a rate of the three-month LIBOR plus 2.75% per annum on $295.0 million.

On a quarterly basis, the cross-currency interest rate swap agreements call for the exchange of 0.25% of the original notional amounts. Upon maturity, these cross-currency interest rate swap agreements call for the exchange of the remaining notional amounts. We have designated these derivative contracts as cash flow hedges for accounting purposes. We record foreign exchange re-measurement gains and losses related to the term loans and also record the changes in fair value of the cross-currency swaps each period in corporate expenses in our consolidated statements of operations. Because these derivatives are designated as cash flow hedges, we record the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings. As of June 30, 2009, amounts related to cross-currency interest rate swaps amounted to an increase in stockholders' equity of $20.7 million, net of tax. The aggregate fair market value of the cross-currency interest rate swaps at June 30, 2009 is a liability of $10.2 million and is included in fair value of derivatives on the balance sheet. During fiscal 2009, we recorded $45 thousand in earnings related to the ineffective portion of these cash flow hedges.

**Item 8.** ***FINANCIAL STATEMENTS***

## MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Dollar Financial Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of June 30, 2009, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has audited the effectiveness of our internal control over financial reporting as of June 30, 2009. Their report is included herein.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer
September 3, 2009

/s/ Randy Underwood

Randy Underwood
Executive Vice President and
Chief Financial Officer
September 3, 2009

/s/ William M. Athas

William M. Athas
Senior Vice President of Finance and
Corporate Controller
September 3, 2009

/s/ Pete Sokolowski

Pete Sokolowski
Senior Vice President of Finance
and Corporate Treasurer
September 3, 2009

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Dollar Financial Corp.

We have audited Dollar Financial Corp.'s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Dollar Financial Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dollar Financial Corp. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dollar Financial Corp. as of June 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2009 of Dollar Financial Corp. and our report dated September 3, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 3, 2009

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Dollar Financial Corp.

We have audited the accompanying consolidated balance sheets of Dollar Financial Corp. as of June 30, 2009 and 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dollar Financial Corp. at June 30, 2009 and 2008 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Dollar Financial Corp.'s internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 3, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 3, 2009

## PART 1. FINANCIAL INFORMATION

**Item 1.** ***Financial Statements***

### DOLLAR FINANCIAL CORP.

### CONSOLIDATED BALANCE SHEETS
**(In thousands, except share and per share amounts)**

| | June 30, 2008 | June 30, 2009 |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | $209,714 | $209,602 |
| Loans receivable, net: | | |
| Loans receivable | 123,683 | 123,894 |
| Less: Allowance for loan losses | (7,853) | (9,200) |
| Loans receivable, net | 115,830 | 114,694 |
| Loans in default, net of an allowance of $22,580 and $17,000 | 11,317 | 6,436 |
| Other receivables | 11,031 | 7,299 |
| Prepaid expenses and other current assets | 18,938 | 22,794 |
| Current deferred tax asset, net of valuation allowance of $4,335 and $4,816 | 471 | 39 |
| Total current assets | 367,301 | 360,864 |
| Deferred tax asset, net of valuation allowance of $93,355 and $98,746 | 11,720 | 27,062 |
| Property and equipment, net of accumulated depreciation of $98,302 and $99,803 | 68,033 | 58,614 |
| Goodwill and other intangibles | 470,731 | 454,347 |
| Debt issuance costs, net of accumulated amortization of $4,656 and $7,484 | 15,108 | 11,044 |
| Other | 10,030 | 10,709 |
| Total Assets | $942,923 | $922,640 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Accounts payable | $ 51,054 | $ 36,298 |
| Income taxes payable | 12,194 | 14,834 |
| Accrued expenses and other liabilities | 32,189 | 70,588 |
| Debt due within one year | 9,187 | 5,880 |
| Current deferred tax liability | — | 71 |
| Total current liabilities | 104,624 | 127,671 |
| Fair value of derivatives | 37,214 | 10,223 |
| Long-term deferred tax liability | 22,352 | 18,876 |
| Long-term debt | 574,017 | 569,110 |
| Other non-current liabilities | 11,391 | 25,508 |
| Stockholders' equity: | | |
| Common stock, $.001 par value: 55,500,000 shares authorized; 24,229,178 shares and 24,102,985 shares issued and outstanding at June 30, 2008 and June 30, 2009, respectively | 24 | 24 |
| Additional paid-in capital | 255,197 | 257,385 |
| Accumulated deficit | (95,950) | (94,175) |
| Accumulated other comprehensive income | 34,054 | 8,018 |
| Total stockholders' equity | 193,325 | 171,252 |
| Total Liabilities and Stockholders' Equity | $942,923 | $922,640 |

See notes to interim unaudited consolidated financial statements

## DOLLAR FINANCIAL CORP.

## CONSOLIDATED STATEMENTS OF OPERATIONS
**(In thousands except share and per share amounts)**

| | Year Ended June 30, 2007 | 2008 | 2009 |
|---|---|---|---|
| **Revenues:** | | | |
| Check cashing | $ 166,754 | $ 196,580 | $ 164,598 |
| Fees from consumer lending | 227,445 | 292,517 | 275,272 |
| Money transfer fees | 20,879 | 27,512 | 26,823 |
| Franchise fees and royalties | 6,958 | 4,998 | 4,211 |
| Other | 33,696 | 50,577 | 56,949 |
| Total revenues | 455,732 | 572,184 | 527,853 |
| **Store and regional expenses:** | | | |
| Salaries and benefits | 129,522 | 159,363 | 145,716 |
| Provision for loan losses | 45,799 | 58,458 | 52,136 |
| Occupancy | 32,270 | 43,018 | 41,812 |
| Depreciation | 9,455 | 13,663 | 13,075 |
| Returned checks, net and cash shortages | 15,295 | 20,360 | 16,021 |
| Telephone and communications | 6,425 | 7,185 | 7,504 |
| Advertising | 9,034 | 9,398 | 8,359 |
| Bank charges and armored carrier service | 10,619 | 13,494 | 13,357 |
| Other | 41,822 | 48,015 | 48,069 |
| Total store and regional expenses | 300,241 | 372,954 | 346,049 |
| Store and regional margin | 155,491 | 199,230 | 181,804 |
| **Corporate and other expenses:** | | | |
| Corporate expenses | 53,327 | 70,859 | 68,217 |
| Other depreciation and amortization | 3,390 | 3,902 | 3,827 |
| Interest expense, net | 31,462 | 36,569 | 35,099 |
| Loss on extinguishment of debt | 31,784 | — | — |
| Goodwill impairment and other charges | 24,301 | — | — |
| Unrealized foreign exchange loss (gain) | 7,551 | — | (5,499) |
| (Proceeds from) provision for litigation settlements | (3,256) | 345 | 57,920 |
| Loss on store closings | 964 | 993 | 10,340 |
| Other expense (income), net | 436 | (626) | (4,898) |
| Income before income taxes | 5,532 | 87,188 | 16,798 |
| Income tax provision | 37,735 | 36,015 | 15,023 |
| Net (loss) income | $ (32,203) | $ 51,173 | $ 1,775 |
| Net (loss) income per share: | | | |
| Basic | $ (1.37) | $ 2.12 | $ 0.07 |
| Diluted | $ (1.37) | $ 2.08 | $ 0.07 |
| Weighted average shares outstanding: | | | |
| Basic | 23,571,203 | 24,106,392 | 24,012,705 |
| Diluted | 23,571,203 | 24,563,229 | 24,136,235 |

See accompanying notes.

## DOLLAR FINANCIAL CORP.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
**(In thousands, except share data)**

| | Common Stock Outstanding | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive (Loss) Income | Total Shareholders' (Deficit) Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| Balance, June 30, 2006 | 23,399,107 | $23 | $242,594 | $(114,920) | $ 34,256 | $161,953 |
| Comprehensive income | | | | | | |
| Foreign currency translation | | | | | 2,940 | 2,940 |
| Cash Flow Hedges | | | | | 4,426 | 4,426 |
| Net loss | | | | (32,203) | | (32,203) |
| Total comprehensive loss | | | | | | (24,837) |
| Secondary stock offering | | | (41) | | | (41) |
| Restricted stock grants | 25,793 | | | | | — |
| Restricted stock vested | | | 393 | | | 393 |
| Stock options exercised | 708,900 | 1 | 6,931 | | | 6,932 |
| Other stock compensation | | | 1,583 | | | 1,583 |
| Balance, June 30, 2007 | 24,133,800 | 24 | 251,460 | (147,123) | 41,622 | 145,983 |
| Comprehensive income | | | | | | |
| Foreign currency translation | | | | | 302 | 302 |
| Cash Flow Hedges | | | | | (7,870) | (7,870) |
| Net income | | | | 51,173 | | 51,173 |
| Total comprehensive income | | | | | | 43,605 |
| Restricted stock grants | 53,108 | | | | | — |
| Vested portion of granted restricted stock and restricted stock units | | | 923 | | | 923 |
| Stock options exercised | 79,544 | | 1,055 | | | 1,055 |
| Retirement of common stock | (37,274) | | | | | — |
| Other stock compensation | | | 1,759 | | | 1,759 |
| Balance, June 30, 2008 | 24,229,178 | 24 | 255,197 | (95,950) | 34,054 | 193,325 |
| Comprehensive income | | | | | | |
| Foreign currency translation | | | | | (17,884) | (17,884) |
| Cash Flow Hedges | | | | | (8,152) | (8,152) |
| Net income | | | | 1,775 | | 1,775 |
| Total comprehensive income | | | | | | (24,261) |
| Restricted stock grants | 180,655 | | | | | — |
| Stock options exercised | 260,545 | | 3,317 | | | 3,317 |
| Vested portion of granted restricted stock and restricted stock units | | | 3,626 | | | 3,626 |
| Purchase and retirement of treasury shares | (535,799) | | (7,492) | | | (7,492) |
| Retirement of common stock | (31,594) | | | | | — |
| Other stock compensation | | | 2,737 | | | 2,737 |
| Balance, June 30, 2009 | 24,102,985 | $24 | $257,385 | $ (94,175) | $ 8,018 | $171,252 |

See accompanying notes.

## DOLLAR FINANCIAL CORP.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| **Cash flows from operating activities:** | | | |
| Net income (loss) | $ (32,203) | $ 51,173 | $ 1,775 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Depreciation and amortization | 14,538 | 20,957 | 20,248 |
| Loss on extinguishment of debt | 31,784 | 97 | — |
| Provision for loan losses | 45,799 | 58,458 | 52,136 |
| Non-cash stock compensation | 1,976 | 2,682 | 6,363 |
| Losses on store closings | 657 | 518 | 3,232 |
| Goodwill impairment | 28,482 | — | — |
| Foreign currency loss (gain) on revaluation of debt | 6,248 | — | (5,499) |
| Deferred tax provision (benefit) | 1,694 | 5,972 | (10,549) |
| Other, net | (121) | 341 | — |
| Change in assets and liabilities (net of effect of acquisitions): | | | |
| Increase in loans and other receivables | (59,395) | (76,478) | (44,342) |
| Increase in prepaid expenses and other | (4,870) | (9,943) | (5,563) |
| Provision for litigation settlements | — | — | 49,219 |
| (Decrease) increase in accounts payable, accrued expenses and other liabilities | (5,312) | 26,979 | (7,816) |
| Net cash provided by operating activities | 29,277 | 80,756 | 59,204 |
| **Cash flows from investing activities:** | | | |
| Acquisitions, net of cash acquired | (151,216) | (143,428) | (26,219) |
| Additions to property and equipment | (19,435) | (23,528) | (15,735) |
| Net cash used in investing activities | (170,651) | (166,956) | (41,954) |
| **Cash flows from financing activities:** | | | |
| Decrease in restricted cash | 79,736 | 1,014 | — |
| Proceeds from term loans | 375,000 | — | — |
| Proceeds from 2.875% Senior Convertible Notes | 200,000 | — | — |
| Proceeds from termination of cross currency swaps | — | — | 14,353 |
| Proceeds from the exercise of stock options | 6,932 | 1,055 | 3,317 |
| Purchase of company stock | — | — | (7,492) |
| Other debt payments | (3,181) | (4,391) | (3,619) |
| Repayment of 9.75% Senior Notes due 2011 | (292,424) | (2,179) | — |
| Convertible debt refinancing | (6,463) | — | — |
| Net (decrease) increase in revolving credit facilities | (40,359) | 5,243 | (3,762) |
| Payment for secondary public stock offering costs | (41) | — | — |
| Payment of debt issuance costs | (11,842) | (454) | (128) |
| Net cash provided by financing activities | 307,358 | 288 | 2,669 |
| Effect of exchange rate changes on cash and cash equivalents | 6,308 | 4,681 | (20,031) |
| Net increase (decrease) in cash and cash equivalents | 172,292 | (81,231) | (112) |
| Cash and cash equivalents at beginning of period | 118,653 | 290,945 | 209,714 |
| Cash and cash equivalents at end of period | $ 290,945 | $ 209,714 | $209,602 |
| **Supplemental disclosures of cash flow information:** | | | |
| Interest paid | $ 23,000 | $ 37,843 | $ 32,946 |
| Income taxes paid | $ 35,766 | $ 29,241 | $ 25,788 |

See accompanying notes.

# DOLLAR FINANCIAL CORP.

# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. Organization and Business

The accompanying consolidated financial statements are those of Dollar Financial Corp. and its wholly-owned subsidiaries (collectively, the "Company"). Dollar Financial Corp. is the parent company of Dollar Financial Group, Inc. ("OPCO"). The activities of Dollar Financial Corp. consist primarily of its investment in OPCO. Dollar Financial Corp. has no employees or operating activities.

Dollar Financial Corp. is a Delaware corporation incorporated in April 1990 as DFG Holdings, Inc. The Company operates a store network through OPCO. The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,206 locations (of which 1,031 are company owned) operating as Money Mart®, The Money Shop, Loan Mart®, Insta-Cheques®, The Check Cashing Store, American Payday Loans, American Check Casher, Check Casher, Payday Loans, Cash Advance, Cash Advance USA and We The People® in 22 states, Canada, the United Kingdom and the Republic of Ireland. This network includes 1,157 locations (including 1,031 company-owned) in 15 states, Canada, the United Kingdom and the Republic of Ireland offering financial services including check cashing, single-payment consumer loans, sale of money orders, money transfer services, foreign currency exchange and various other related services. Also included in this network is the Company's Poland operation acquired in June 2009 which provides financial services to the general public through in-home servicing.

On January 28, 2005, as a result of the Company's initial public offering, its common shares began trading on the NASDAQ Global Select Market under the symbol "DLLR".

## 2. Significant Accounting Policies

### *Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, loss reserves, valuation allowance for income taxes and impairment assessment of goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

### *Principles of Consolidation*

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

### *Reclassification*

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or stockholders' equity.

### *Revenue Recognition*

With respect to company-operated stores, revenues from the Company's check cashing, money order sales, money transfer, bill payment services and other miscellaneous services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

With respect to the Company's franchised locations, the Company recognizes initial franchise fees upon fulfillment of all significant obligations to the franchisee. Royalties from franchisees are recognized as earned. The standard franchise agreements grant to the franchisee the right to develop and operate a store and use the

## 2. Significant Accounting Policies (continued)

### *Revenue Recognition (continued)*

associated trade names, trademarks, and service marks within the standards and guidelines established by the Company. As part of the franchise agreement, the Company provides certain pre-opening assistance including site selection and evaluation, design plans, operating manuals, software and training. After the franchised location has opened, the Company also provides updates to the software, samples of certain advertising and promotional materials and other post-opening assistance that the Company determines is necessary.

For single-payment consumer loans that the Company makes directly (company-funded loans), which have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. The Company's reserve policy regarding these loans is summarized below in "Company-Funded Consumer Loan Loss Reserves Policy."

### *Cash and Cash Equivalents*

Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

### *Loans Receivable, Net*

Unsecured short-term and longer-term installment loans that the Company originates on its own behalf are reflected on the balance sheet in loans receivable, net. Loans receivable, net are reported net of a reserve related to consumer lending as described below in the company-funded consumer loan loss reserves policy.

### *Loans in Default*

Loans in default consist of short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and charged against revenue in the period that the loan is placed in default status. The reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current and expected collection patterns and current economic trends is charged against revenues. If the loans remain in a defaulted status for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off.

### *Other receivables*

Other receivables consist primarily of franchise and other third party receivables.

### *Property and Equipment*

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which vary from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewal options that are reasonably assured) or the estimated useful life of the related asset.

### *Goodwill and Other Intangible Assets*

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets,"* goodwill is assigned to reporting units, which we have determined to be our reportable operating segments of the United States, Canada and the United Kingdom. The Company also has a corporate reporting unit which consists of

## 2. Significant Accounting Policies (continued)

***Goodwill and Other Intangible Assets (continued)***

costs related to corporate infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assisgned. Goodwill is assigned to the reporting unit that benefit from the synergies arising from each particular business combination. The determination of the operating segments being equivalent to the reporting units for goodwill allocation purposes is based upon our overall approach to managing our business along operating segment lines, and the consistency of the operations within each operating segment. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform a second step to the impairment test, as this is an indication that the reporting unit goodwill may be impaired. If the amount of implied goodwill (which is the excess of the fair value of the reporting unit determined in the first step over the fair value of the tangible and identifiable intangible assets of the reporting unit), is less than that recorded amount of goodwill, a goodwill impairment charge is recorded for the difference.

For the U.S. reporting unit, the amount of goodwill has increased significantly since June 30, 2007 primarily due to the acquisitions of APL and CCS during fiscal 2008. During 2009, the overall fair value of the U.S. reporting unit has declined based on the Company's internal models; however, the performance of the two aforementioned acquisitions has continued to perform above initial expectations and the recent closure of unprofitable U.S. stores has improved store margins. Therefore, the fair value of the U.S. reporting unit, taken as a whole, continues to exceed its carrying value. The impact of the continued economic downturn, along with any federal or state regulatory restrictions on our short-term consumer lending product could reduce the fair value of the U.S. goodwill below its carrying value at which time we would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired.

Indefinite-lived intangible assets consist of reacquired franchise rights, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various judgmental assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond our long term business plan period. We perform our goodwill impairment test annually as of June 30, and our reacquired franchise rights impairment test annually as of December 31. At the date of our last evaluations, there was no impairment of goodwill or reacquired franchise rights. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory

**2. Significant Accounting Policies (continued)**

***Goodwill and Other Intangible Assets (continued)***

environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations, and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill. We will continue to monitor our actual cash flows and other factors that may trigger a future impairment in the light of the current global recession.

***Debt Issuance Costs***

Debt issuance costs are amortized using the effective yield method over the remaining term of the related debt (see Note 7).

***Store and Regional Expenses***

The direct costs incurred in operating the Company's stores have been classified as store expenses. Store expenses include salaries and benefits of store and regional employees, rent and other occupancy costs, depreciation of property and equipment, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, telephone and telecommunication and other costs incurred by the stores. Excluded from store operations are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs.

***Company-Funded Consumer Loan Loss Reserves Policy***

The Company maintains a loan loss reserve for anticipated losses for consumer loans the Company makes directly through its company-operated locations. To estimate the appropriate level of loan loss reserves, the Company considers known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to the Company, historical loans charged off, current collection patterns and current economic trends. The Company's current loan loss reserve is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans that the Company makes directly. As these conditions change, the Company may need to make additional allowances in future periods.

When a loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and charged against revenue in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is charged against revenues. If the loans remain in defaulted status for an extended period of time an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off.

***Check Cashing Returned Item Policy***

The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the

## 2. Significant Accounting Policies (continued)

need for an allowance for returned checks. The net expense for bad checks included in returned checks, net and cash shortages in the accompanying consolidated statements of operations was $13.1 million, $16.4 million and $12.5 million for the years ended June 30, 2009, 2008 and 2007, respectively, which represents 0.3%, 0.3% and 0.3% of the total face amount of checks cashed during each respective year.

### *Income Taxes*

The Company uses the liability method to account for income taxes. Accordingly, deferred income taxes have been determined by applying current tax rates to temporary differences between the amount of assets and liabilities determined for income tax and financial reporting purposes.

The Company intends to reinvest its foreign earnings and as a result the Company has not provided a deferred tax liability on foreign earnings.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the asset will not be realized.

### *Advertising Costs*

The Company expenses advertising costs as incurred. Advertising costs charged to expense were $10.0 million, $10.8 million and $8.8 million for the years ended June 30, 2007, 2008 and 2009, respectively.

### *Fair Value of Financial Instruments*

The fair value of the Term Loan Facilities is calculated as the sum of the present value of all contractual cash flows. The fair value of the Company's 2.875% Senior Convertible Notes due 2027 ("Convertible Notes") are based on broker quotations. The Company's financial instruments consist of cash and cash equivalents, loan and other consumer lending receivables, which are short-term in nature and their fair value approximates their carrying value.

The total fair value of the Dollar Financial Corp. 2.875% Senior Convertible Notes due 2027 was approximately $135.5 million at June 30, 2008 and $138.5 million at June 30, 2009. The total fair value of the Canadian Term Facility was approximately $226.9 million at June 30, 2009. The total fair value of the U.K. Term Facility was $65.6 million at June 30, 2009.

The fair value of loans receivable approximates book value due to the short-term nature of the Company's loans.

### *Derivatives*

*Put Options*

Operations in the United Kingdom and Canada have exposed the Company to shifts in currency valuations. From time to time, the Company purchases put options in order to protect aspects of the Company's operations in the United Kingdom and Canada against foreign currency fluctuations. Out of the money put options are generally used because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts. The Company has designated the purchased put options as cash flow hedges of the foreign exchange risk associated with the forecasted purchases of foreign-currency-denominated investment securities. These cash flow hedges have maturities of less than twelve months. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instrument are initially recorded in accumulated other comprehensive income as a separate component of shareholders' equity and are subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings.

## 2. Significant Accounting Policies (continued)

***Derivatives (continued)***

Any ineffective portion of the gain or loss is reported in corporate expenses on the statement of operations. For options designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged forecasted transactions, both of which are based on forward rates.

*Cross-Currency Interest Rate Swaps*

The Company entered into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on its foreign denominated variable rate term loan borrowing under the Company's credit agreement. Under the terms of these swaps, the Company pays a fixed rate and receives a variable rate.

Consistent with the debt payments, on a quarterly basis, all of the cross-currency interest rate swap agreements call for the exchange of 0.25% of the original notional amounts. Upon maturity, these cross-currency interest rate swap agreements call for the exchange of the remaining notional amounts. The Company has designated these derivative contracts as cash flow hedges for accounting purposes. The Company records foreign exchange re-measurement gains and losses related to the term loans and also records the changes in fair value of the cross-currency swaps each period in corporate expenses in the Company's consolidated statements of operations. Because these derivatives are designated as cash flow hedges, the Company records the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

On May 7, 2009, the Company executed an early settlement of its two cross-currency interest rate swaps hedging variable-rate borrowings at its foreign subsidiary in the United Kingdom. As a result, the Company discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the provisions of SFAS 133, the Company will continue to report the net gain or loss related to the discontinued cash flow hedge in the other comprehensive income section of stockholders' equity and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative as the originally hedged forecasted transactions are recognized in earnings.

***Foreign Currency Translation and Transactions***

The Company operates check cashing and financial services outlets in Canada and the United Kingdom. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with U.S. generally accepted accounting principles. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of shareholders' equity. Gains or losses resulting from foreign currency transactions is included in other expense (income), net. Gains and losses resulting from the revaluation of non-functional denominated debt is included in unrealized foreign exchange loss (gain).

***Earnings per Share***

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the weighted average number of common shares outstanding, after adjusting for the dilutive effect of stock options. The

## 2. Significant Accounting Policies (continued)

***Earnings per Share (continued)***

following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in thousands):

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Net income (loss) | $(32,203) | $51,173 | $ 1,775 |
| Reconciliation of denominator: | | | |
| Weighted average number of common shares outstanding — basic(1) | 23,571 | 24,106 | 24,013 |
| Effect of dilutive stock options(2) | — | 429 | 21 |
| Effect of unvested restricted stock and restricted stock unit grants(2) | — | 28 | 102 |
| Weighted average number of common shares outstanding — diluted | 23,571 | 24,563 | 24,136 |

(1) Excludes 111, 52 and 105 shares of unvested restricted stock, which are included in total outstanding common shares as of June 30, 2007, 2008 and 2009, respectively. The dilutive effect of restricted stock is included in the calculation of diluted earnings per share using the treasury stock method.

(2) The effect of dilutive stock options was determined under the treasury stock method. Due to the net loss during fiscal 2007, the effect of the dilutive options and unvested shares of restricted stock and restricted stock unit grants were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share.

***Stock Based Employee Compensation***

Effective July 1, 2005 the Company adopted the fair value method of accounting for stock-based compensation arrangements in accordance with SFAS No. 123(R), "Share-Based Payments" ("SFAS 123R"), using the modified prospective method of transition. Under the provisions of SFAS 123R, the estimated fair value of share based awards is recognized as compensation expense over the vesting period. The Company uses the Black-Scholes Model to estimate the fair value of each option on the date of grant. The Black-Scholes Model estimates the fair value of employee stock options using a pricing model which takes into consideration the exercise price of the option, the expected life of the options, the current market price and its expected volatility, the expected dividends on the stock and the current risk-free interest rate for the expected life of the option. Using the modified prospective method, compensation expense is recognized beginning with the effective date of adoption of SFAS 123R for all shares granted after the effective date of adoption and granted prior to the effective date of adoption and that remain unvested on the date of adoption. The Company grants stock options to employees with an exercise price equal to the fair value of the shares at the date of grant. The fair value of restricted stock and restricted stock units are equivalent to the market value on the date of grant and are amortized over the requisite service period.

Compensation expense related to share-based compensation included in the statement of operations for the years ended June 30, 2007, 2008 and 2009 was $1.5 million, $2.6 million and $4.1 million, respectively, net of related tax effects.

## 2. Significant Accounting Policies (continued)

### *Recent Accounting Pronouncements*

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), which addresses how companies should measure fair value when they are required to use a fair value measurement for recognition or disclosure purposes under generally accepted accounting principles. As a result of SFAS 157, there is now a common definition of fair value to be used throughout U.S. GAAP. This new standard makes the measurement for fair value more consistent and comparable and improves disclosures about those measures. The Company adopted the provisions of SFAS 157 on July 1, 2008.

On February 15, 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115* ("SFAS 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions in SFAS 159 are elective; however, the amendment to Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, applies to all entities with available-for-sale and trading securities. The fair value option established by SFAS 159 permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity reports unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. The provisions of SFAS 159 became effective for the Company on July 1, 2008. The Company did not elect the fair value measurement option under SFAS 159 for any of its financial assets or liabilities and, as a result, there was no impact on the Company's consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141R, *Business Combinations (a revision of Statement No. 141),* ("SFAS 141R"). This Statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. This Statement retains the fundamental requirements in Statement No. 141 that the acquisition method of accounting be used for all business combinations. This Statement expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. Additionally, SFAS 141R changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at their full fair values. This Statement is effective on a prospective basis for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is July 1, 2009 for the Company. However, the provisions of this Statement that amend FASB Statement No. 109 and Interpretation No. 48, will be applied prospectively as of the adoption date and will apply to business combinations with acquisition dates before the effective date of SFAS 141R.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51* ("SFAS 160"). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Additionally, this Statement requires that consolidated net income include the amounts attributable to both the parent and the noncontrolling interest. SFAS 160 is effective for the Company beginning July 1, 2009. With purchase of 76% of Optima S.A. in June 2009 this statement will impact the Company's consolidated financial statements beginning with the quarterly period ended September 30, 2009.

## 2. Significant Accounting Policies (continued)

***Recent Accounting Pronouncements (continued)***

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 applies to all derivative instruments and related hedged items accounted for under Statement of Financial Accounting Standards No. 133. SFAS 161 requires (1) qualitative disclosures about objectives for using derivatives by primary underlying risk exposure and by purpose or strategy, (2) information about the volume of derivative activity in a flexible format that the preparer believes is the most relevant and practicable, (3) tabular disclosures about balance sheet location and gross fair value amounts of derivative instruments, income statement and other comprehensive income location and amounts of gains and losses on derivative instruments by type of contract and (4) disclosures about credit-risk-related contingent features in derivative agreements. The Company adopted the provisions of SFAS 161 on January 1, 2009.

In May 2008, the FASB issued FASB Staff Position APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled Upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1"). FSP APB 14-1, requires the initial proceeds from convertible debt that may be settled in cash to be bifurcated between a liability component and an equity component. The objective of the guidance is to require the liability and equity components of convertible debt to be separately accounted for in a manner such that the interest expense recorded on the convertible debt would not equal the contractual rate of interest on the convertible debt but instead would be recorded at a rate that would reflect the issuer's conventional debt borrowing rate. This is accomplished through the creation of a discount on the debt that would be accreted using the effective interest method as additional non-cash interest expense over the period the debt is expected to remain outstanding. The provisions of FSP APB 14-1 are effective for the Company beginning July 1, 2009 and will be required to be applied retroactively to all periods presented. The Company believes that FSP APB 14-1, will impact the accounting for its 2.875% Senior Convertible Notes due 2027 and will result in additional interest expense of approximately $8.1 million and $8.9 million in fiscal years 2008 and 2009, respectively. Upon adoption, the Company will reduce, its debt balance by recording a debt discount of approximately $55.8 million, with an offsetting increase to additional paid in capital. Such amount will be amortized over the remaining expected life of the debt.

In April 2009, the FASB issued FASB Staff Position SFAS 107-b, "Disclosures about Fair Value of Financial Instruments" ("FSP SFAS 107-b"). The FSP amends FASB Statement No. 107, "Disclosures about Fair Values of Financial Instruments," to require disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. FSP SFAS 107-b is effective for interim periods ending after June 15, 2009, but early adoption is permitted for interim periods ending after March 15, 2009. The Company plans to adopt FSP SFAS 107-b and provide the additional disclosure requirements for its first quarter 2010.

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, "Subsequent Events" (SFAS 165). Under SFAS 165, requires companies to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued, or available to be issued in the case of non-public entities. SFAS 165 requires entities to recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. SFAS 165, also requires entities to disclose the date through which subsequent events have been evaluated. SFAS 165 is effective for interim and annual reporting periods ending after June 15, 2009. The Company adopted the provisions of SFAS 165 for the year ended June 30, 2009, as required, the adoption did not have a material impact on the Company's financial statements. The Company has evaluated

## 2. Significant Accounting Policies (continued)

*Recent Accounting Pronouncements (continued)*

subsequent events from the balance sheet date through September 3, 2009, and determined there are no material transactions to disclose.

In June, 2009, the FASB issued Statement of Financial Accounting Standards No. 168 (SFAS 168) "Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles" — a replacement of FASB Statement No. 162. SFAS 168 establishes the FASB Accounting Standards Codification™ as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with US GAAP. FAS 168 will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards will be superseded. The Company will adopt SFAS 168 for the quarterly period ended September 30, 2009, as required, and adoption is not expected to have a material impact on the Company's consolidated financial statements.

## 3. Supplementary Cash Flow Information

*Non-Cash Transactions*

On July 21, 2006, the Company wrote-off $1.5 million of unamortized deferred issuance costs related to the $70.0 million principal repayment of OPCO's 9.75% Senior Notes due 2011 ("Notes"). On October 30, 2006, the Company wrote-off $7.2 million of unamortized deferred issuance costs related to the $198.0 million principal redemption of the Notes. In fiscal 2007, the Company wrote-off $28.5 million of goodwill and other intangibles related to the reorganization of WTP. During the fourth quarter of fiscal 2009, the Company accrued $57.4 million in relation to the pending Ontario settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces.

## 4. Stock Based Compensation Plan

The Company's 1999 Stock Incentive Plan (the "1999 Plan") states that 784,392 shares of its common stock may be awarded to directors, employees or consultants of the Company. The awards, at the discretion of the Company's Board of Directors, may be issued as nonqualified stock options or incentive stock options. Stock appreciation rights ("SARs") may also be granted in tandem with the non-qualified stock options or the incentive stock options. Exercise of the SARs cancels the option for an equal number of shares and exercise of the non-qualified stock options or incentive stock options cancels the SARs for an equal number of shares. The number of shares issued under the 1999 Plan is subject to adjustment as specified in the 1999 Plan provisions. No options may be granted after February 15, 2009. All options granted under the 1999 Plan became 100% exercisable in conjunction with the Company's Initial Public Offering on January 28, 2005.

The Company's 2005 Stock Incentive Plan (the "2005 Plan") states that 1,718,695 shares of its common stock may be awarded to employees or consultants of the Company. The awards, at the discretion of the Company's Board of Directors, may be issued as nonqualified stock options, incentive stock options or restricted stock awards. The number of shares issued under the 2005 Plan is subject to adjustment as specified in the 2005 Plan provisions. No options may be granted after January 24, 2015.

On November 15, 2007, at the Company's 2007 Annual Meeting of Stockholders, the stockholders adopted the Company's 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards and performance awards (collectively, the "Awards") to officers, employees, non-employee members of the Board, independent consultants and contractors of the Company and any parent or subsidiary of the Company. The maximum

## 4. Stock Based Compensation Plan (continued)

aggregate number of shares of the Company's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 2,500,000; provided, however, that no more than 1,250,000 shares of the Company's common stock may be awarded as restricted stock or restricted stock unit Awards. The shares of the Company's common stock that may be issued under the 2007 Plan may be authorized, but unissued, or reacquired shares of common stock. No grantee may receive an Award relating to more than 500,000 shares of the Company's common stock in the aggregate per fiscal year under the 2007 Plan.

Stock options and stock appreciation rights granted under the aforementioned plans have an exercise price equal to the closing price of the Company's common stock on the date of grant. To date no stock appreciation rights have been granted.

The following table presents information on stock options:

| | | Weighted Average Exercise Price | Weighted Average Contractual Term (years) | Aggregate Intrinsic Value ($ in millions) |
|---|---|---|---|---|
| Options outstanding at June 30, 2006 | | | | |
| (1,622,642 shares exercisable) | 1,715,142 | $12.07 | | |
| Granted | 310,375 | $21.96 | | |
| Exercised | (708,900) | $ 9.78 | | |
| Forfeited | (19,017) | $19.30 | | |
| Options outstanding at June 30, 2007 | | | | |
| (1,020,716 shares exercisable) | 1,297,600 | $15.58 | | |
| Granted | 383,680 | $18.12 | | |
| Exercised | (79,544) | $13.25 | | |
| Forfeited | (59,373) | $17.68 | | |
| Options outstanding at June 30, 2008 | | | | |
| (1,028,778 shares exercisable) | 1,542,363 | $16.25 | | |
| Granted | 457,723 | $ 8.49 | | |
| Exercised | (260,545) | $12.73 | | |
| Forfeited | (164,357) | $16.42 | | |
| Options outstanding at June 30, 2009 | 1,575,184 | $14.56 | 7.8 | $3.0 |
| Exercisable at June 30, 2009 | 911,623 | $16.37 | 6.8 | $0.7 |

The aggregate intrinsic value in the above table reflects the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on June 30, 2009. The intrinsic value of the Company's stock options changes based on the closing price of the Company's stock. The total intrinsic value of options exercised for the years ended June 30, 2007, 2008 and 2009 was $13.2 million, $1.1 million and $1.5 million, respectively. As of June 30, 2009 the total unrecognized compensation to be recognized over an estimated weighted-average period of 1.9 years related to stock options is expected to be $2.2 million. Cash received from stock options exercised for the twelve months ended June 30, 2008 and 2009 was $1.1 million and $3.3 million, respectively.

## 4. Stock Based Compensation Plan (continued)

The weighted average fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the fiscal years ended 2007, 2008 and 2009:

| | Year Ended June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Expected volatility | 48.3% | 51.0% | 49.6% |
| Expected life (years) | 6.0 | 6.0 | 5.8 |
| Risk-free interest rate | 4.68% | 3.68% | 2.51% |
| Expected dividends | None | None | None |
| Weighted average fair value | $11.47 | $ 9.50 | $ 4.12 |

Restricted stock awards granted under the 2005 Plan become vested (i) upon the Company attaining certain annual pre-tax earnings targets ("performance-based") and, (ii) after a designated period of time ("time-based"), which is generally three years. Compensation expense is recorded ratably over the requisite service period based upon an estimate of the likelihood of achieving the performance goals. Compensation expense related to restricted stock awards is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock awards is as follows:

| | Restricted Stock Awards | Weighted Average Price |
|---|---|---|
| Outstanding at June 30, 2006 | 107,841 | $18.36 |
| Granted | 36,924 | $24.36 |
| Vested | (22,483) | $20.25 |
| Forfeited | (11,131) | $18.36 |
| Outstanding at June 30, 2007 | 111,151 | $19.97 |
| Granted | 12,481 | $29.42 |
| Vested | (50,028) | $19.72 |
| Forfeited | (21,299) | $21.36 |
| Outstanding at June 30, 2008 | 52,305 | $21.90 |
| Granted | 96,752 | $ 9.38 |
| Vested | (40,553) | $20.57 |
| Forfeited | (3,046) | $18.49 |
| Outstanding at June 30, 2009 | 105,458 | $11.03 |

Restricted Stock Unit awards (RSUs) granted under the 2005 Plan and 2007 Plan become vested after a designated period of time ("time-based"), which is generally on a quarterly basis over three years. Compensation expense is recorded ratably over the requisite service period. Compensation expense related to RSUs is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

**4. Stock Based Compensation Plan (continued)**

Information concerning restricted stock unit awards is as follows:

| | Restricted Stock Unit Awards | Weighted Average Grant |
|---|---|---|
| Outstanding at June 30, 2006 | — | $ — |
| Granted | 124,438 | $28.53 |
| Vested | — | $ — |
| Forfeited | — | $ — |
| Outstanding at June 30, 2007 | 124,438 | $28.53 |
| Granted | 163,595 | $18.49 |
| Vested | (39,818) | $28.35 |
| Forfeited | (21,413) | $28.53 |
| Outstanding at June 30, 2008 | 226,802 | $21.32 |
| Granted | 306,336 | $ 7.88 |
| Vested | (102,883) | $21.81 |
| Forfeited | (16,329) | $21.12 |
| Outstanding at June 30, 2009 | 413,926 | $11.25 |

As of June 30, 2009, there was $4.9 million of total unrecognized compensation cost related to unvested restricted share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of 1.3 years. The total fair value of shares vested during twelve months ended June 30, 2007, 2008 and 2009 was $0.5 million $2.1 million and $3.1 million, respectively.

**5. Employee Retirement Plans**

Retirement benefits are provided to substantially all U.S. full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. The Company will match 50% of each employee's contribution, up to 8% of the employee's compensation. In addition, a discretionary contribution may be made if the Company meets its financial objectives. The Company's foreign subsidiaries offer similar plans, the terms of which vary based on statutory requirements.

Total contributions charged to expense were $1.1 million, $1.3 million and $1.2 million for the years ended June 30, 2007, 2008 and 2009, respectively.

Effective December 31, 2004, the Company established the Dollar Financial Corp. Deferred Compensation Plan (the "Plan"). The Plan's primary purpose is to provide tax-advantageous asset accumulation for a select group of management and highly compensated employees. Eligible employees may elect to defer up to fifty percent of base salary and/or one hundred percent of bonus earned. The Administrator, persons appointed by the Company's Board of Directors, may further limit the minimum or maximum amount deferred by any Participants, for any reason.

During fiscal 2006, the Compensation Committee of the Board of Directors approved discretionary contributions to the Plan in the amount of $1.8 million. Contributions to the plan become vested (i) upon the Company attaining annual pre-tax earnings targets and, (ii) after a designated period of time, which is between 24 and 36 months. Compensation expense is recorded ratably over the service period based upon an estimate of the likelihood of achieving the performance goals.

### 5. Employee Retirement Plans (continued)

During fiscal 2007, the Compensation Committee of the Board of Directors approved discretionary contributions to the Plan in the amount of $1.1 million. Each such award was granted July 1, 2007 and vests ratably on an annual basis over a three-year period if, and only if, the Company attains certain strategic objectives as established by the Board of Directors for each fiscal year during the three-year period. The Company attained those strategic objectives for fiscal years 2008 and 2009.

There were no discretionary contributions to the Plan approved by the Board of Directors during fiscal years 2008 and 2009.

Compensation expense related to discretionary contributions was $0.6, $0.8 million and $0.7 million for the years ended June 30, 2007, 2008 and 2009, respectively.

### 6. Property and Equipment

Property and equipment at June 30, 2008 and 2009 consist of (in thousands):

| | June 30, | |
|---|---|---|
| | 2008 | 2009 |
| Land | $ 189 | $ 156 |
| Leasehold improvements | 67,308 | 61,986 |
| Equipment and furniture | 98,838 | 96,275 |
| | 166,335 | 158,417 |
| Less: accumulated depreciation | (98,302) | (99,803) |
| Property and equipment, net | $ 68,033 | $ 58,614 |

Depreciation expense amounted to $12.8 million, $17.6 million and $16.9 million for the years ended June 30, 2007, 2008 and 2009, respectively.

### 7. Debt

The Company had debt obligations at June 30, 2008 and 2009 as follows (in thousands):

| | June 30, | |
|---|---|---|
| | 2008 | 2009 |
| Revolving credit facility | $ 5,341 | $ — |
| Dollar Financial Corp. 2.875% Senior Convertible Notes due 2027 | 200,000 | 200,000 |
| Term loans due October 2012 | 377,863 | 368,722 |
| Other | — | 6,268 |
| Total debt | 583,204 | 574,990 |
| Less: current portion of debt | (9,187) | (5,880) |
| Long-term debt | $574,017 | $569,110 |

On July 21, 2006, the Company used the $80.8 million net proceeds from its follow-on offering of common stock to redeem $70.0 million principal amount of its outstanding 9.75% senior notes due 2011 ("Notes"), pay $6.8 million in redemption premium, pay $1.3 million in accrued interest and use the remaining $2.6 million for working capital purposes.

On September 14, 2006, OPCO commenced a cash tender offer for any and all of its outstanding $200.0 million aggregate principal amount of the Company's 9.75% senior notes due 2011 on the terms and

**7. Debt (continued)**

subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement dated September 14, 2006 and the related Consent and Letter of Transmittal. In connection with the tender offer and consent solicitation, OPCO received the requisite consents from holders of the Notes to approve certain amendments to the indenture ("Amendments") under which the Notes were issued. The Amendments eliminated substantially all of the restrictive covenants and certain events of default. The Amendments to the indenture governing the Notes are set forth in a Fourth Supplemental Indenture dated as of October 27, 2006 among OPCO, certain of OPCO's direct and indirect subsidiaries, as guarantors, and U.S. Bank National Association, as trustee, ("Supplemental Indenture"), and became operative and binding on the holders of the Notes as of October 30, 2006, in connection with the closing of the credit facilities, explained below, and the acceptance of the Notes tendered pursuant to the tender offer.

The total consideration for the Notes tendered and accepted for purchase pursuant to the tender offer was determined as specified in the tender offer documents, on the basis of a yield to the first redemption date for the Notes equal to the sum of (i) the yield (based on the bid side price) of the 3.00% U.S. Treasury Security due November 15, 2007, as calculated by Credit Suisse Securities (USA) LLC in accordance with standard market practice on the price determination date, as described in the tender offer documents, plus (ii) a fixed spread of 50 basis points. OPCO paid accrued and unpaid interest up to, but not including, the applicable payment date, October 30, 2006. Each holder who validly tendered its Notes and delivered consents on or prior to 5:00 p.m., New York City time, on September 27, 2006 was entitled to a consent payment, which was included in the total consideration set forth above, of $30 for each $1,000 principal amount of Notes tendered by such holder to the extent such Notes were accepted for purchase pursuant to the terms of the tender offer and consent solicitation. Holders who tendered Notes were required to consent to the Amendments. The total principal amount of the Notes tendered was $198.0 million.

On November 15, 2007, the Company redeemed the remaining $2.0 million principal of the Notes at a redemption price of 104.875%, plus accrued and unpaid interest in the amount of $0.1 million.

*Refinancing of Existing Credit Facility*

On October 30, 2006, the Company completed the refinancing of its existing credit facilities and entered into a new $475.0 million credit facility ("New Credit Agreement"). The New Credit Agreement is comprised of the following: (i) a senior secured revolving credit facility in an aggregate amount of USD 75.0 million (the "U.S. Revolving Facility") with OPCO as the borrower; (ii) a senior secured term loan facility with an aggregate amount of USD 295.0 million (the "Canadian Term Facility") with National Money Mart Company, a wholly-owned Canadian indirect subsidiary of OPCO, as the borrower; (iii) a senior secured term loan facility with Dollar Financial U.K. Limited, a wholly-owned U.K. indirect subsidiary of OPCO, as the borrower, in an aggregate amount of USD 80.0 million (consisting of a USD 40.0 million tranche of term loans and another tranche of term loans equivalent to USD 40.0 million denominated in Euros) (the "UK Term Facility") and (iv) a senior secured revolving credit facility in an aggregate amount of C$28.5 million (the "Canadian Revolving Facility") with National Money Mart Company as the borrower.

On October 30, 2006, National Money Mart Company borrowed USD 170.0 million under the Canadian Term Facility, Dollar Financial U.K. borrowed USD 80.0 million under the U.K. Term Facility and OPCO borrowed USD 14.6 million under the US Revolving Facility. These funds were used to repurchase USD 198.0 million in aggregate principal amount of the outstanding Notes issued by OPCO pursuant to the previously discussed cash tender offer and consent solicitation for all outstanding Notes, to repay the outstanding principal amounts, accrued interest and expenses under OPCO's existing credit facility and to pay related transaction costs. On October 31, 2006, National Money Mart Company borrowed an additional USD 125.0 million under the Canadian Term Facility to fund the Canadian Acquisition, as further described below, and to pay related transaction costs.

**7. Debt (continued)**

The U.S. Revolving Facility and the Canadian Revolving Facility have an interest rate of LIBOR plus 300 basis points and CDOR plus 300 basis points, respectively, subject to reduction as the Company reduces its leverage. The Canadian Term Facility consisted of USD 295.0 million at an interest rate of LIBOR plus 275 basis points. The U.K. Term Facility consisted of a USD 40.0 million tranche at an interest rate of LIBOR plus 300 basis points and a tranche denominated in Euros equivalent to USD 40.0 million at an interest rate of Euribor plus 300 basis points.

In the third quarter of fiscal 2008, the Company's United Kingdom subsidiary entered into an overdraft facility ("U.K. Revolving Facility") which provides for a commitment of up to GBP 5.0 million. Amounts outstanding under the U.K. Revolver Facility bear interest at a rate of the Bank base Rate (currently 0.5%) plus 0.5%.

At June 30, 2009 there were no amounts outstanding under the U.S. Revolving Facility, the Canadian Revolving Facility nor the U.K. Revolving Facility. At June 30, 2009, the outstanding amount of the Canadian Term Facility was USD 286.9 million and the outstanding amount of the U.K. Term Facility consisted of USD 38.9 million and EUR 30.6 million. Each term loan will mature on October 30, 2012, and will amortize in equal quarterly installments in an amount equal to 0.25% of the original principal amount of the applicable term loan for the first twenty-three (23) quarters following funding, with the outstanding principal balance payable in full on the maturity date of such term loan. Each revolving facility will mature and the commitments there under will terminate on October 30, 2011.

The obligations under the U.S. Revolving Facility are guaranteed by the Company and certain direct and indirect domestic subsidiaries of the Company. The obligations under the Canadian Term Facility, the Canadian Revolving Facility and the U.K. Term Facility are guaranteed by the Company and substantially all of its domestic and foreign direct and indirect subsidiaries. The obligations of the respective borrowers and guarantors under the facilities are secured by substantially all of the assets of such borrowers and guarantors.

The New Credit Agreement contains certain financial and other restrictive covenants, which, among other things, requires the Company to achieve certain financial ratios, limit capital expenditures, restrict payment of dividends and obtain certain approvals if the Company wants to increase borrowings. As of June 30, 2009, the Company was in compliance with all covenants.

*2.875% Senior Convertible Notes due 2027*

On June 27, 2007, the Company issued $200.0 million aggregate principal amount of Dollar Financial Corp. 2.875% Senior Convertible Notes due 2027 (the "Convertible Notes") in a private offering for resale to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended ("Securities Act"). The Company received proceeds of approximately $193.5 million from the issuance, net of underwriting fees of approximately $6.4 million. Underwriting fees are included in issuance costs on the Company's balance sheet and are amortized to interest expense using the effective interest rate method over 5.5 years. The Convertible Notes are general unsecured obligations and rank equally in right of payment with all of the Company's other existing and future obligations that are unsecured and unsubordinated. The Convertible Notes bear interest at the rate of 2.875% per year, payable every June 30 and December 31 beginning December 31, 2007. The Convertible Notes mature on June 30, 2027, unless earlier converted, redeemed or repurchased by the Company. Holders of the Convertible Notes may require the Company to repurchase in cash some or all of the Convertible Notes at any time before the Convertible Notes' maturity following a fundamental change as defined in the Indenture dated June 27, 2007 (the "Indenture").

The Indenture includes a "net share settlement" provision that allows the Company, upon redemption or conversion, to settle the principal amount of the notes in cash and the additional conversion value, if any, in shares of the Company's common stock. Holders of the Convertible Notes may convert their Convertible Notes

**7. Debt (continued)**

based at an initial conversion rate of 25.7759 shares per $1,000 principal amount of Convertible Notes, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after September 30, 2007, if the closing sale price of the Company's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five day period following any five consecutive trading day period in which the trading price of the Convertible Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of the Company's common stock on such day and the conversion rate in effect for the Convertible Notes on each such day;
- if such notes have been called for redemption; at any time on or after December 31, 2026; or
- upon the occurrence of specified corporate transactions as described in the Indenture.

If a fundamental change, as defined in the Indenture, occurs prior to December 31, 2014 and a holder elects to convert its Convertible Notes in connection with such transaction, the Company will pay a make whole provision, as defined in the Indenture.

On or after December 31, 2012, but prior to December 31, 2014, the Company may redeem for cash all or part of the Convertible Notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of the Company's common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, the Company may redeem for cash all or part of the Convertible Notes, upon at least 30 but not more than 60 days notice before the redemption date by mail to the trustee, the paying agent and each holder of Convertible Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders have the right to require the Company to purchase all or a portion of the Notes on December 31, 2012, December 31, 2014, June 30, 2017 and June 30, 2022 (each of which are referred to as the purchase date). The purchase price payable will be equal to 100% of the principal amount of the notes to be purchase plus any accrued and unpaid interest, including any additional amounts, up to but excluding the purchase date.

If the Company undergoes a fundamental change, as defined in the Indenture, before maturity of the Convertible Notes, holders will have the right, subject to certain conditions, to require the Company to repurchase for cash all or a portion of the Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

The Company has considered the guidance in Emerging Issues Task Force ("EITF") Abstract No. 98-5, *"Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratio"* ("EITF 98-5"), and has determined that the Convertible Notes do not contain a beneficial conversion feature, as the fair value of the Company's common stock on the date of issuance was less than the initial conversion price.

Upon conversion, the Company will have the option to either deliver:

1. cash equal to the lesser of the aggregate principal amount of the Convertible Notes to be converted ($1,000 per note) or the total conversion value; and shares of the Company's common stock in respect

## 7. Debt (continued)

of the remainder, if any, of the conversion value over the principal amount of the Convertible Notes; or

2. shares of the Company's common stock to the holders, calculated at the initial conversion price which is subject to any of the conversion price adjustments discussed above at any time before December 31, 2006.

The Company has made a policy election to settle the principal amount of the Convertible Notes in cash. As such, in accordance with Financial Accounting Standards Board Statement No. 128, *Earnings per Share* ("FAS 128"), the Notes will be excluded from the Company's calculation of diluted earnings per share.

Interest expense, net was $31.5 million, $36.6 million and $35.1 million for the years ended June 30, 2007, 2008 and 2009, respectively.

## 8. Income Taxes

U.S. income taxes have not been provided on the undistributed earnings of international subsidiaries. The Company's intention is to reinvest these earnings indefinitely. The Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits and or by use of available net operating loss carry forwards subject to the limitations under Section 382 of the Internal Revenue Code. As of June 30, 2009, there are $129.2 million of undistributed foreign earnings.

The Company's U.S. and foreign income before income taxes for the years ended June 30, 2007, 2008 and 2009 is set forth below ( in thousands):

| | June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| U.S. | $(70,032) | $ (4,178) | $(25,366) |
| Foreign | 75,564 | 91,366 | 42,164 |
| Total | $ 5,532 | $87,188 | $ 16,798 |

The details of the Company's income tax provision for the years ended June 30, 2007, 2008 and 2009 are set forth below (in thousands):

| | June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Current: | | | |
| U.S. Federal | $ — | $ (174) | $ — |
| Foreign | 36,223 | 30,297 | 25,133 |
| State | — | 2 | 183 |
| Total | $36,223 | $30,125 | $ 25,316 |
| Deferred: | | | |
| U.S. Federal | $ 589 | $ 3,314 | $ 4,865 |
| Foreign | 923 | 2,576 | (15,158) |
| Total | $ 1,512 | $ 5,890 | $(10,293) |
| Total income tax provision | $37,735 | $36,015 | $ 15,023 |

## 8. Income Taxes (continued)

Below is the reconcilation of income tax expense from the U.S. federal statutory rate to the Company's effective tax rate for the years ended June 30, 2007, 2008 and 2009 (in thousands):

| | June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Tax provision at federal statutory rate | $ 1,936 | $30,516 | $ 5,879 |
| Add(deduct) | | | |
| State tax provision | — | 1 | 183 |
| Canadian withholding | 521 | 349 | 245 |
| Effect of foreign operations | (9,648) | 2,024 | (2,769) |
| Change in uncertain tax position related to transfer pricing | — | — | (2,853) |
| Foreign exchange gain | — | — | 3,367 |
| Other permanent differences | (5,158) | (770) | 3,275 |
| UK goodwill amortization | — | — | 536 |
| Valuation allowance | 50,084 | 3,895 | 7,160 |
| Tax provision at effective tax rate | $37,735 | $36,015 | $15,023 |

Prior to the global debt restructuring completed in the Company's fiscal year ended June 30, 2007, interest expense in the U.S. resulted in U.S. tax losses, thus generating deferred tax assets. The Company provided a valuation allowance against all of its U.S. deferred tax assets at June 30, 2009 and 2008 which amounted to $102.3 million and $96.2 million, respectively. Because realization is not assured, the Company has not recorded the benefit of the deferred tax assets. As of June 30, 2009, the Company has approximately $106.3 million of federal net operating loss carry forwards available to offset future taxable income. The federal net operating loss carry forwards will begin to expire in 2024, if not utilized. The Company has foreign tax credit carryforwards of approximately $45.6 million, which will begin to expire in 2017 if not utilized. Additionally, in fiscal 2007 the Company recorded a valuation allowance of $1.3 million against a Canadian foreign currency loss. The loss is capital in nature and at this time the Company has not identified any potential capital gains against which to offset the loss.

## 8. Income Taxes (continued)

The details of the Company's 2007-2009 deferred tax assets and liabilities as of June 30, 2008 and 2009 are set forth below (in thousands):

| | June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Deferred tax assets | | | |
| Loss reserves | $ 5,372 | $ 5,952 | $ 3,817 |
| Depreciation and amortization | 10,616 | 10,234 | 10,752 |
| Accrued compensation | 1,531 | 2,446 | 2,949 |
| Other accrued expenses | 3,154 | 1,998 | 18,660 |
| Net operating loss carryforwards | 34,718 | 30,187 | 37,198 |
| Foreign tax credit carryforwards | 38,569 | 45,705 | 45,590 |
| Foreign capital loss carryforwards | 1,411 | 1,473 | 1,290 |
| Foreign currency swaps | 3,009 | 11,128 | 9,891 |
| Other | 183 | 758 | 516 |
| Total deferred tax assets | 98,563 | 109,881 | 130,663 |
| Valuation Allowance | (94,018) | (97,690) | (103,562) |
| Net deferred tax asset | $ 4,545 | $ 12,191 | $ 27,101 |
| Deferred tax liabilities | | | |
| Amortization and other temporary differences | $ (7,679) | $ (13,267) | $ (18,876) |
| Foreign currency transactions | (5,034) | (9,085) | (71) |
| Total deferred tax liability | (12,713) | (22,352) | (18,947) |
| Net deferred tax liability | $ (8,168) | $ (10,161) | $ 8,154 |

The analysis of the change in the Company's valuation allowance for the years ended June 30, 2007, 2008 and 2009 is set forth below (in thousands):

| | June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Balance at beginning of year | $(47,517) | $(94,018) | $ (97,690) |
| (Provision)/benefit | (50,084) | (3,895) | (7,160) |
| Other additions/(deductions) | 3,583 | 223 | 1,288 |
| Balance at end of year | $(94,018) | $(97,690) | $(103,562) |

Foreign, federal and state income taxes of approximately $35.8 million, $29.2 million and $25.8 million were paid during the years ended June 30, 2007, 2008 and 2009, respectively.

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which the Company refers to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce the Company's net operating losses or further limit its ability to utilize the net operating losses under the Code. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $45.6 million.

## 8. Income Taxes (continued)

The Company adopted the provisions of FIN 48 on July 1, 2007. The implementation of FIN 48 did not result in any adjustment in its liability for unrecognized income tax benefits. At the adoption date of July 1, 2007, the Company had unrecognized tax benefit reserves related to uncertain tax positions of $7.6 million. At June 30, 2008 and 2009 the Company had $9.9 million and $7.8 million, respectively of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate. It is not anticipated that any portion of this reserve will reverse in the next 12 months. The reduction of $2.1 million in the reserve related to uncertain tax positions was principally caused by the impact of a favorable Competent Authority settlement.

The tax years ending June 30, 2005 through 2008 remain open to examination by the taxing authorities in the United States, United Kingdom and Canada. The Company just recently settled its Federal audit with the Internal Revenue Service for fiscal 2007 with only an adjustment to its foreign tax credit carryforward but no impact on the Company's effective tax rate.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2009, the Company had approximately $0.5 million of accrued interest related to uncertain tax positions which remained materially unchanged from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

A reconciliation of the liability for uncertain tax position for fiscal 2009 follows:

| | |
|---|---|
| Balance at July 1, 2008 | $ 9,919 |
| Net decreases due to current year tax positions | (2,146) |
| Balance at June 30, 2009 | $ 7,773 |

## 9. Loss on Extinguishment of Debt

On June 16, 2006, the Company announced the pricing of an underwritten follow-on offering of 5,000,000 shares of the Company's common stock at $16.65 per share. On June 21, 2006, the Company received $80.8 million in net proceeds in connection with this follow-on offering, which on July 21, 2006 were used to redeem $70.0 million principal amount of the Notes. On October 30, 2006, the Company completed the refinancing of $198.0 million principal amount of the Notes and entered into the New Credit Agreement. On November 15, 2007 the Company redeemed the remaining $2.0 million principal amount outstanding of the Notes.

In connection with the redemptions of the aforementioned outstanding principal amounts of the Company's Notes, the Company incurred related losses on the extinguishment of debt. For the periods presented, the loss incurred on the extinguishment of debt is as follows (in millions):

| | 2007 | 2008 | 2009 |
|---|---|---|---|
| Call Premium | $ 6.8 | $0.1 | $— |
| Write-off of original issue discount, net | (1.4) | — | — |
| Tender premium | 17.6 | — | — |
| Write-off of previously capitalized deferred issuance costs, net | 8.8 | — | — |
| | $31.8 | $0.1 | $— |

## 10. Commitments

The Company has various non-cancelable operating leases for office and retail space and certain equipment with terms ranging from one to five years, most of which contain standard optional renewal clauses. Total rent expense under operating leases amounted to $27.8 million, $37.0 million and $36.0 million for the years ended June 30, 2007, 2008 and 2009, respectively.

At June 30, 2009, future minimum lease payments for operating leases are as follows (in thousands):

| Year | Amount |
|---|---|
| 2010 | $ 33,532 |
| 2011 | 27,006 |
| 2012 | 20,991 |
| 2013 | 15,795 |
| 2014 | 11,857 |
| Thereafter | 25,897 |
| | $135,078 |

## 11. Acquisitions

The following acquisitions have been accounted for under the purchase method of accounting.

On August 30, 2007, the Company entered into a purchase agreement to acquire substantially all of the assets of 45 retail stores, operating as Check Casher, American Check Casher, Cash Advance, American Payday Loans, Cash Advance USA and Payday Loans (collectively, "American Payday Loans" or "APL Acquisition"). The purchase price was $29.3 million in cash including $2.0 million in cash that will be held in escrow for 24 months to secure certain indemnification claims. The Company anticipates a full return of the $2.0 million escrow balance. In addition, the agreement included a maximum revenue-based earn-out of up to $3.0 million which would have been payable in February 2009, however the provisions of the earn-out were not met. Between August 2007 and March 2008, we consummated a series of acquisitions of the 45 stores, which were located in Kansas, Missouri, Hawaii, Oklahoma, Arizona, Iowa, South Carolina and Nebraska. The Company allocated a portion of the purchase price to loans receivable for $4.7 million and other assets for $2.6 million. A portion of the proceeds from the $200.0 million senior convertible note offering on June 27, 2007 were utilized to pay for the APL Acquisition. The excess purchase price over the preliminary fair value of identifiable assets acquired was $22.0 million and was recorded to goodwill.

On December 15, 2007, the Company consummated the acquisition of substantially all of the assets of 81 financial services stores and one corporate office in southeast Florida (the "CCS Acquisition") from CCS Financial Services, Inc. d/b/a/ The Check Cashing Store ("CCS"). The acquisition was effected pursuant to the terms of an asset purchase agreement dated October 11, 2007. The aggregate purchase price for the acquisition was $102.1 million cash, including $6.0 million in cash to be held in escrow for 24 months to secure certain indemnification claims. The Company allocated a portion of the purchase price to loans receivable for $7.6 million, cash in stores for $2.1 million, fixed assets for $3.9 million and other assets for $0.5 million. A portion of the proceeds from the $200 million senior convertible note offering on June 27, 2007 was utilized to pay for the CCS Acquisition. The excess of the purchase price over the fair value of the identifiable assets acquired was $88.0 million and was recorded as goodwill.

On December 19, 2007, the Company entered into a share purchase agreement to acquire all of the shares of Cash Your Cheque, Ltd, a U.K. entity, which operates seven check cashing and single-payment consumer lending stores. The aggregate purchase price for the acquisition was approximately $4.2 million in cash. The Company used excess cash to fund the acquisition. The Company allocated approximately $0.6 million to net

**11. Acquisitions (continued)**

assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $3.6 million and was recorded as goodwill.

On February 26, 2008, the Company entered into a purchase agreement to acquire substantially all of the assets of 10 financial stores in Ontario, Canada operating under the name Unicash. The aggregate purchase price for the acquisition was $1.4 million cash. The Company used excess cash to fund the acquisition. The Company allocated approximately $0.2 million to the net assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $1.2 million and was recorded as goodwill.

During fiscal 2008, the Company completed various smaller acquisitions in Canada and the United Kingdom for an approximate purchase price of approximately $8.5 million that resulted in an aggregate increase in goodwill of $4.7 million.

On October 17, 2008, the Company entered in a series of purchase agreements to acquire substantially all of the assets of six franchised stores from a franchisee of the Company's wholly owned United Kingdom subsidiary. The aggregate purchase price for the acquisitions was approximately $3.3 million in cash. The Company used excess cash to fund the acquisition. The company allocated a portion of the purchase price to identifiable intangible assets, reacquired franchise rights, in the amount of $2.6 million and other assets in the amount of $0.7 million. There was no excess purchase price over the preliminary fair value of identifiable assets acquired.

On April 21, 2009, the Company entered into a purchase agreement to acquire all of the shares of Express Finance Limited, a U.K. Internet-based consumer lending business. The aggregate purchase price for the acquisition was approximately $6.8 million in cash. In addition, the agreement provides for an earnings-related contingent consideration amount based on the results for the two years following the date of acquisition. No amounts have been recorded for this contingent consideration. The Company used excess cash to fund the acquisition. The Company allocated approximately $0.8 million to net assets acquired including $2.8 million in net loans receivable. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $6.0 million and was recorded as goodwill.

On June 29, 2009, the Company entered into a purchase agreement to acquire substantially all of the assets of 2 pawn shops located n Scotland from Robert Biggar Limited. The aggregate purchase price for the acquisition was approximately $8.0 million in cash. The Company used excess cash to fund the acquisition. The Company allocated approximately $3.7 million to net assets acquired. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $4.3 million and was recorded as goodwill.

On June 30, 2009, the Company entered into a purchase agreement to acquire 76% of the shares of Optima, S.A., a consumer lending business in Poland. The aggregate purchase price for the acquisition was approximately $5.6 million in cash and the assumption of approximately $6.3 million in debt. The holders of the assumed debt are current shareholders of Optima. In addition, the agreement provides for an earnings-related contingent consideration amount based on the cumulative three year period following the date of acquisition. No amounts have been recorded for this contingent consideration. The Company used excess cash to fund the acquisition. The Company allocated approximately $1.3 million to net assets acquired including $7.4 million in net loans receivable. The excess purchase price over the preliminary fair value of the identifiable assets acquired was $4.6 million and was recorded as goodwill.

During fiscal 2009, the Company completed various smaller acquisitions in the United States and the United Kingdom for a purchase price of approximately $2.1 million that resulted in an aggregate increase in goodwill of $1.5 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired.

## 11. Acquisitions (continued)

One of the core strategies of the Company is to capitalize on its competitive strengths and enhance our leading marketing positions. One of the key elements in that strategy is the intention to grow our network through acquisitions. All of the Company's acquisitions during fiscal year 2009 provide us with increased market penetration or in some cases the opportunity to enter new platforms and geographies. The purchase price of each acquisition is primarily based on a multiple of historical earnings. Our standard business model, and that of the industry's, is one that does not rely heavily on tangible assets and therefore, it is common to have a majority of the purchase price allocated to goodwill, or in some cases, intangibles.

The following reflects the change in goodwill during the periods presented (in millions):

| | |
|---|---|
| Balance at June 30, 2008 | $419.4 |
| Acquisitions: | |
| Express Finance Limited | 6.0 |
| Robert Biggar Limited | 4.3 |
| Optima, S.A. | 4.6 |
| Various small acquisitions | 1.5 |
| Foreign currency adjustment | (29.3) |
| Balance at June 30, 2009 | $406.5 |

The following unaudited pro forma information for the years ended June 30, 2008 and 2009 presents the results of operations as if the acquisitions had occurred as of the beginning of the periods presented. The pro forma operating results include the results of these acquisitions for the indicated periods and reflect the increased interest expense on acquisition debt and the income tax impact as of the respective purchase dates of the APL, the CCS, Express Finance, Robert Biggar and Optima acquisitions. Pro forma results of operations are not necessarily indicative of the results of operations that would have occurred had the purchase been made on the date above or the results which may occur in the future.

| | Fiscal Year Ended June 30, | |
|---|---|---|
| | 2008 | 2009 |
| | (Unaudited — in thousands except per share amounts) | |
| Revenues | $614,805 | $543,711 |
| Net income | $ 58,406 | $ 6,979 |
| Net income per common share — basic | $ 2.42 | $ 0.29 |
| Net income per common share — diluted | $ 2.38 | $ 0.29 |

## 12. We The People Restructuring Plan

In December 2006, due to the inability to integrate the WTP business with the Company's existing check cashing and short term consumer lending store network along with the litigation surrounding the WTP business, the Company approved and implemented a restructuring plan for the WTP business, which had previously been included in the Company's U.S. reporting unit. The restructuring plan includes the closing of all of the company-owned WTP locations and a focus on improving the performance and profitability of the document processing segment of the business by consolidating satellite processing centers and eliminating low volume products and related costs, while concentrating its sales effort, with respect to new WTP franchises, in a select group of targeted states.

## 12. We The People Restructuring Plan (continued)

As a result of the restructuring initiatives, in fiscal 2007, the Company incurred $1.2 million for cash expenses related to the closure of the company-operated stores and other initiatives. In addition, the Company incurred $23.2 million in one-time non-cash charges including the write-off of $22.5 million of goodwill and $0.7 million in other tangible and intangible assets, net of deferred fees, which is included in goodwill impairment and other charges on the statement of operations. There were no charges related to the WTP restructuring plan during the fiscal years 2008 and 2009. See Note 13 for further discussion.

## 13. Goodwill and Other Intangibles

The changes in the carrying amount of goodwill by reportable segment for the fiscal year ended June 30, 2008 and the June 30, 2009 are as follows (in thousands):

| | United States | Canada | United Kingdom | Total |
|---|---|---|---|---|
| Balance at June 30, 2007 | $ 94,163 | $134,081 | $ 65,218 | $293,462 |
| Acquisition | 111,047 | 1,870 | 7,722 | 120,639 |
| Foreign currency translation adjustments | — | 5,892 | (642) | 5,250 |
| Balance at June 30, 2008 | $205,210 | $141,843 | $ 72,298 | $419,351 |
| Acquisition | 5,125 | 51 | 11,287 | 16,463 |
| Foreign currency translation adjustments | — | (17,441) | (11,819) | (29,260) |
| Balance at June 30, 2009 | $210,335 | $124,453 | $ 71,766 | $406,554 |

The following table reflects the components of intangible assets (in thousands):

| | June 30, 2008 Gross Carrying Amount | June 30, 2009 Gross Carrying Amount |
|---|---|---|
| Non-amortized intangible assets: | | |
| Goodwill | $419,351 | $406,554 |
| Reacquired franchise rights | 51,380 | 47,793 |
| | $470,731 | $454,347 |

The Company accounts for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"). Goodwill is the excess of cost over the fair value of the net assets of the business acquired. Intangible assets consist of reacquired franchise rights, which are deemed to have an indefinite useful life and are not amortized.

Goodwill is tested for impairment annually as of June 30, or whenever events or changes in business circumstances indicate that an asset might be impaired. As of June 30, 2009, there is no impairment of goodwill. However, if market conditions continue to worsen or there is significant regulatory action that negatively affects our business, there can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

Identified intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value. As of December 31, 2008, there

### 13. Goodwill and Other Intangibles (continued)

was no impairment of reacquired franchise rights. There can be no assurance that future impairment tests will not result in a charge to earnings.

The fair value of the Company's goodwill and indefinite-lived intangible assets are estimated based upon a present value technique using discounted future cash flows. The Company uses management business plans and projections as the basis for expected future cash flows. Assumptions in estimating future cash flows are subject to a high degree of judgment. The Company makes every effort to forecast its future cash flows as accurately as possible at the time the forecast is developed. However, changes in assumptions and estimates may affect the implied fair value of goodwill and indefinite-lived intangible assets and could result in an additional impairment charge in future periods.

### 14. Contingent Liabilities

Due to the uncertainty surrounding the litigation process, except for those matters where an accrual has been provided for, the Company is unable to reasonably estimate the range of loss, if any, at this time in connection with the legal proceedings discussed below. While the outcome of many of these matters is currently not determinable, the Company believes it has meritorious defenses and that the ultimate cost to resolve these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. In addition to the legal proceedings discussed below, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

We assess the materiality of litigation by reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company's defenses and the likelihood of plaintiffs' success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, "Accounting for Contingencies." This assessment is subjective based on the status of the legal proceedings and is based on consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company's assessments.

#### Canadian Legal Proceedings

On August 19, 2003, a former customer in Ontario, Canada, Margaret Smith commenced an action against OPCO and the Company's Canadian subsidiary, Money Mart, on behalf of a purported class of Ontario borrowers who, Smith claims, were subjected to usurious charges in payday-loan transactions. The action, which is pending in the Ontario Superior Court of Justice, alleges violations of a Canadian federal law proscribing usury, seeks restitution and damages, including punitive damages, and seeks injunctive relief prohibiting further alleged usurious charges. The plaintiff's motion for class certification was granted on January 5, 2007. The trial of the common issues commenced on April 27, 2009 but was suspended when the parties reached a settlement. During the fiscal quarter and fiscal year ended June 30, 2009, our Canadian subsidiary, Money Mart, recorded a charge of US$57.4 million in relation to the pending Ontario settlement and for the potential settlement of certain of the similar class action proceedings pending in other Canadian provinces described below. There is no assurance that the Ontario settlement of a class action proceeding in the provinces of Canada will receive final Court approval or that any of the other class action proceedings will be settled. Although we believe that we have meritorious defenses to the claims in the proceedings and intend to vigorously defend against such claims, the ultimate cost of resolution of such claims, either through settlements or pursuant to litigation, may substantially exceed the amount accrued at June 30, 2009, and additional accruals may be required in the future. Of the amount recorded, $6.5 million was paid during the

**14. Contingent Liabilities (continued)**

**Canadian Legal Proceedings (continued)**

fourth quarter, and the remaining provision of approximately $50.9 million is included in the Company's accrued expenses.

On November 6, 2003, Gareth Young, a former customer, commenced a purported class action in the Court of Queen's Bench of Alberta, Canada on behalf of a class of consumers who obtained short-term loans from Money Mart in Alberta, alleging, among other things, that the charge to borrowers in connection with such loans is usurious. The action seeks restitution and damages, including punitive damages. On December 9, 2005, Money Mart settled this action, subject to court approval. On March 3, 2006, just prior to the date scheduled for final court approval of the settlement, the plaintiff's lawyers advised that they would not proceed with the settlement and indicated their intention to join a purported national class action. No steps have been taken in the action since March 2006. Subsequently, Money Mart commenced an action against the plaintiff and the plaintiff's lawyer for breach of contract. This latter action has since been resolved.

On March 5, 2007, a former customer, H. Craig Day, commenced an action against OPCO, Money Mart and several of the Company's franchisees in the Court of Queen's Bench of Alberta, Canada on behalf of a putative class of consumers who obtained short-term loans from Money Mart in Alberta. The allegations, putative class and relief sought in the *Day* action are substantially the same as those in the *Young* action but relate to a claim period that commences before and ends after the claim period in the *Young* action and excludes the claim period described in that action.

On January 29, 2003, a former customer, Kurt MacKinnon, commenced an action against Money Mart and 26 other Canadian lenders on behalf of a purported class of British Columbia residents who, MacKinnon claims were overcharged in payday-loan transactions. The action, which is pending in the Supreme Court of British Columbia, alleges violations of laws proscribing usury and unconscionable trade practices and seeks restitution and damages, including punitive damages, in an unknown amount. Following initial denial, MacKinnon obtained an order permitting him to re-apply for class certification of the action against Money Mart alone, which was appealed. The Court of Appeal granted MacKinnon the right to apply to the original judge to have her amend her order denying class certification. On June 14, 2006, the original judge granted the requested order and Money Mart's request for leave to appeal the order was dismissed. The certification motion in this action proceeded in conjunction with the certification motion in the *Parsons* action described below.

On April 15, 2005, the solicitor acting for MacKinnon commenced a proposed class action against Money Mart on behalf of another former customer, Louise Parsons. Class certification of the consolidated MacKinnon and Parsons actions was granted on March 14, 2007. In December 2007 the plaintiffs filed a motion to add OPCO as a defendant in this action and in March 2008 an order was granted adding OPCO as a defendant. On July 25, 2008, the plaintiffs' motion to certify the action against OPCO was granted. The action against Money Mart and OPCO is presently in the discovery phase and a summary trial is scheduled to commence in March 2010.

Similar purported class actions have been commenced against Money Mart in Manitoba, New Brunswick, Nova Scotia and Newfoundland. OPCO is named as a defendant in the actions commenced in Nova Scotia and Newfoundland. The claims in these additional actions are substantially similar to those of the Ontario action referred to above.

On April 26, and August 3, 2006, two former employees, Peggy White and Kelly Arseneau, commenced companion actions against Money Mart and OPCO. The actions, which are pending in the Superior Court of Ontario, allege negligence on the part of the defendants in security training procedures and breach of fiduciary duty to employees in violation of applicable statutes. The companion lawsuits seek combined damages of

**14. Contingent Liabilities (continued)**

**Canadian Legal Proceedings (continued)**

C$5.0 million plus interest and costs. These claims have been submitted to the respective insurance carriers. The Company intends to defend these actions vigorously.

At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from these matters.

**California Legal Proceedings**

On September 11, 2006, Caren Bufil commenced a lawsuit against OPCO; the claims in *Bufil* are substantially similar to the claims in a previously dismissed case. Bufil seeks class certification of the action alleging that OPCO failed to provide non-management employees with meal and rest breaks required under California law. The suit seeks an unspecified amount of damages and other relief. OPCO filed a motion for judgment on the pleadings, arguing that the *Bufil* case is duplicative of the previous case and should be dismissed. Plaintiff filed her motion for class certification. OPCO's motion was granted and Bufil's motion was denied. Bufil appealed both rulings. In April 2008, the Court of Appeal reversed the trial court's ruling. OPCO filed a petition for review of that decision with the California Supreme Court, but in July 2008 the Court denied the petition. The case was then returned to the trial court level and was assigned to the complex division. The trial court ordered briefing and a hearing on the issue of what discretion the trial court had on plaintiff's motion for class certification. After the hearing, the trial court ruled that it had to follow the Court of Appeal's decision on class certification issues and ordered that the plaintiff's proposed class and sub-classes be certified. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from the *Bufil* case.

On April 26, 2007, the San Francisco City Attorney ("City Attorney") filed a complaint in the name of the People of the State of California alleging that OPCO's subsidiaries engaged in unlawful and deceptive business practices in violation of California Business and Professions Code Section 17200 by either themselves making installment loans under the guise of marketing and servicing for co-defendant First Bank of Delaware (the "Bank") or by brokering installment loans made by the Bank in California in violation of the prohibition on usury contained in the California Constitution and the California Finance Lenders Law and that they have otherwise violated the California Finance Lenders Law and the California Deferred Deposit Transaction Law. The complaint seeks broad injunctive relief as well as civil penalties. On January 5, 2009, the City Attorney filed a First Amended Complaint, restating the claims in the original complaint, adding OPCO as a defendant and adding a claim that short-term deferred deposit loans made by the Bank, which were marketed and serviced by OPCO and/or its subsidiaries violated the California Deferred Deposit Transaction law. OPCO and its subsidiaries have denied the allegations of the First Amended Complaint. Discovery is proceeding in state court and no trial date has been set. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from this case.

**We The People Legal Proceedings**

The Company's business model for its legal document processing services business is being challenged in certain courts, as described below, which could result in the Company's discontinuation of these services in any one or more jurisdictions. The company from which the Company bought the assets of its WTP business, We The People Forms and Service Centers USA, Inc. (the "Former WTP"), certain of its franchisees and/or WTP are defendants in various lawsuits. The principal litigation for the WTP business unit is as follows:

In May 2007, WTP met with the New York State Attorney General's Office, Consumer Affairs Division, which had been investigating WTP operation in the New York City area for over three years. The Attorney

**14. Contingent Liabilities (continued)**

**We The People Legal Proceedings (continued)**

General's Office alleged that WTP engaged in unfair business practices, including deceptive advertising that harmed New York consumers. The Attorney General's Office demanded that WTP enter into an Agreed Order of Discontinuance ("AOD") and demanded WTP pay a fine of approximately $0.3 million, plus investigation costs. WTP denied the allegations and requested that the Attorney General's Office hold the former New York City WTP owners liable for the alleged misconduct. The terms of the AOD are in negotiation.

In May 2007, WTP franchisee Roseann Pennisi and her company, We The People of Westchester Square, New York, Inc., sued the Company, Ira and Linda Distenfield, IDLD, and WTP in the Supreme Court of the State of New York, Bronx County. The complaint alleges breach of franchise agreement, tortious interference with franchise agreement, breach of the covenant of good faith and fair dealing, unfair competition against defendants and breach of contract and deception and misrepresentation, unjust enrichment, fraudulent concealment of material facts against the Distenfields and IDLD, Inc. and seeks over $9.0 million in damages. Following a successful motion by WTP to compel arbitration of the plaintiffs' claims, in October 2008, the plaintiff filed a request to arbitrate with relief requested in the amount of $0.4 million. In August 2009, plaintiff amended her petition to arbitrate and increased it to $650,000. The Company believes the material allegations in the complaint with respect to the Company and WTP are without merit and intends to defend the matter vigorously.

In September 2007, Jacqueline Fitzgibbons, who claims to be a former customer of a WTP store, commenced a lawsuit against the Company and others in California Superior Court for Alameda County. The suit alleges on behalf of a putative class of consumers and senior citizens that, from 2003 to 2007, We The People violated California law by advertising and selling living trusts and wills to certain California residents. Fitzgibbons claims, among other things, that the Company and others improperly conspired to provide her with legal advice, misled her as to what, if any, legitimate service We The People provided in preparing documents, and misled her regarding the supervising attorneys' role in preparing documents. The plaintiff is seeking class certification, prohibition of the Company's alleged unlawful business practices, and damages on behalf of the class in the form of disgorgement of all monies and profits obtained from unlawful business practices, general and special damages, attorneys' fees and costs of the suit, statutory and tremble damages pursuant to various California business, elder abuse, and consumer protection codes. The complaint has been amended several times to add new parties and additional claims. The Court granted, in part, the Company's motion to dismiss certain claims alleged by the plaintiffs. In January 2009, an individual named Robert Blau replaced Fitzgibbons as lead plaintiff. The plaintiffs have moved for class certification and the motion is scheduled to be heard October 19, 2009. The Company is defending these allegations vigorously and believes that the claims and the assertion of class status are without merit.

In August 2008, a group of six former We The People customers commenced a lawsuit in St. Louis County, Missouri against the Company, its subsidiary, We The People USA, Inc. and WTP franchisees offering services to Missouri consumers. The plaintiffs allege, on behalf of a putative class of over 1,000 consumers that, from 2002 to the present, defendants violated Missouri law by engaging in: (i) an unauthorized law business, (ii) the unauthorized practice of law, and (iii) unlawful merchandising practices in the sale of its legal documents. The plaintiffs are seeking class certification, prohibition of the defendants' unlawful business practices, and damages on behalf of the class in the form of disgorgement of all monies and profits obtained from unlawful business practices, attorney's fees, statutory and treble damages pursuant to various Missouri consumer protection codes. In November 2008, the original six plaintiffs were dismissed by plaintiffs' counsel and the initial complaint was also later dismissed. In January 2009, former WTP customers, Philip Jones and Carol Martin, on behalf of a punitive class of Missouri customers, filed a lawsuit in St. Louis County against the Company and its subsidiary, We The People USA, Inc., and a St. Louis franchisee entity alleging claims similar to the initial August 2008

### 14. Contingent Liabilities (continued)

#### We The People Legal Proceedings (continued)

suit. These new plaintiffs also seek class certification. The Company intends to defend these allegations and believes that the plaintiffs' claims and allegations of class status are without merit.

On January 14, 2009, a demand for arbitration was made on behalf of Thomas Greene and Rebecca M. Greene, We The People franchisees, against We The People USA, Inc., We The People LLC and the Company. The demand alleged violations by We The People of certain state and federal franchise laws relating to (1) failure to register the franchise as a business opportunity with the Utah Division of Consumer Protection; (2) earnings claims representations and (3) failure to provide a disclosure document meeting the substantive and timing requirements mandated by the Utah Business Opportunity Act. The Greenes are demanding $425,000 for losses relating to the violations. WTP and the Company believe the allegations are without merit and intend to defend the matter vigorously.

In June 2009, a demand for arbitration was filed by a current We The People franchisee, Frank Murphy, Jr., against the Company's subsidiaries, We The People USA, Inc., and We The People LLC. The demand alleges violations by We The People of certain obligations under the Franchise Agreement and seeks $1 million for losses relating to these violations. WTP believes the allegations are without merit and intends to defend the matter vigorously.

In January 2009, the Company learned that Ira and Linda Distenfield had filed a joint voluntary petition under Chapter 7 of the U.S. Bankruptcy Code. In addition to delaying the ultimate resolution of many of the foregoing matters, the economic effect of this filing and, in particular, its effect on the Company's ability to seek contribution from its co-defendants in connection with any of the foregoing matters, cannot presently be estimated.

It is the Company's opinion that many of the WTP related litigation matters relate to actions undertaken by the Distenfields, IDLD, Inc. and the Former WTP during the period of time when they owned or managed We The People Forms and Service Centers USA, Inc.; this period of time was prior to the acquisition of the assets of the Former WTP by the Company. However, in many of these actions, the Company and WTP have been included as defendants in these cases as well. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, of any of the aforementioned matters against WTP or the Company or any other Company litigation as well.

In addition to the matters described above, the Company continues to respond to inquiries it receives from state bar associations and state regulatory authorities from time to time as a routine part of its business regarding its legal document processing services business and its WTP franchisees.

### 15. Credit Risk

At June 30, 2008 and 2009, OPCO had 22 and 37, respectively, bank accounts in major U.S. financial institutions in the aggregate amount of $11.9 million and $4.6 million, respectively, which exceeded Federal Deposit Insurance Corporation deposit protection limits. The Canadian Federal Banking system provides customers with similar deposit insurance through the Canadian Deposit Insurance Corporation ("CDIC"). At June 30, 2008 and 2009, the Company's Canadian subsidiary had 32 and 42 bank accounts, respectively, totaling $116.8 million and $100.1 million, respectively, which exceeded CDIC limits. At June 30, 2008 and 2009 the Company's United Kingdom operations had 47 and 49 bank accounts, respectively, totaling $5.2 million and $13.6 million, respectively. These financial institutions have strong credit ratings and management believes credit risk relating to these deposits is minimal.

## 15. Credit Risk (continued)

In December 2006, the Company entered into cross-currency interest rate swap transactions to hedge against the change in value of the Company's U.K. Term Facility and Canadian Term Facility denominated in a currency other than OPCO's foreign subsidiaries' respective functional currency. Under these cross-currency interest rate swap agreements with the Company's two swap counter-parties, the Company hedged $375 million of its debt. These financial institutions have strong credit ratings and management believes the credit risk related to these swaps is minimal. On May 7, 2009, the Company terminated its two cross-currency interest rate swaps hedging variable-rate borrowings at its foreign subsidiary in the United Kingdom. As a result, the Company discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the provisions of SFAS 133, the Company will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders' equity and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. The aggregate unamortized notional amount of the swaps was $409.3 million and $339.9 at June 30, 2008 and 2009, respectively.

The Company had approximately $114.7 million of net consumer loans on its balance sheet at June 30, 2009 and approximately $115.8 million at June 30, 2008. These amounts are reflected in loans receivable, net. Loans receivable, net at June 30, 2009 and 2008 are reported net of a reserve of $9.2 million and $7.9 million, respectively, related to consumer lending. Loans in default at June 30, 2009 were $6.4 million, net of a $17.0 million allowance, and were $11.3 million, net of a $22.6 million allowance at June 30, 2008.

Activity in the allowance for loan losses during the fiscal years ended 2007, 2008 and 2009 was as follows (in thousands):

***Allowances for Loan Losses***

| Description | Balance at Beginning of Period | Provision for Company-Funded Loan Losses | Foreign Currency Translation | Acquisitions | Net Charge-Offs | Balance at End of Period |
|---|---|---|---|---|---|---|
| June 30, 2009 | | | | | | |
| Loan loss allowance ....... | $ 7,853 | $ 5,526 | $(1,307) | $2,673 | $ (5,545) | $ 9,200 |
| Defaulted loan allowance .... | 22,580 | 45,529 | (1,691) | — | (49,418) | 17,000 |
| June 30, 2008 | | | | | | |
| Loan loss allowance ....... | 8,623 | 6,498 | (129) | — | (7,139) | 7,853 |
| Defaulted loan allowance .... | 18,045 | 50,784 | 368 | — | (46,617) | 22,580 |
| June 30, 2007 | | | | | | |
| Loan loss allowance ....... | 5,365 | 6,126 | 464 | — | (3,332) | 8,623 |
| Defaulted loan allowance .... | $11,694 | $32,884 | $ 638 | $ — | $(27,171) | $18,045 |

## 16. Capital Stock

On July 21, 2008, the Company announced that its Board of Directors had approved a stock repurchase plan, authorizing the Company to repurchase in the aggregate up to $7.5 million of its outstanding common stock, which is the maximum amount of common stock the Company can repurchase pursuant to the terms of its credit facility.

Under the plan authorized by its Board of Directors, the Company was permitted to repurchase shares in open market purchases or through privately negotiated transactions as permitted under Securities Exchange Act of 1934 Rule 10b-18. The extent to which the Company repurchased its shares and the timing of such repurchases depended upon market conditions and other corporate considerations, as determined by the Company's management. The purchases were funded from existing cash balances.

## 16. Capital Stock (continued)

By October 13, 2008, the Company had repurchased 535,799 shares of its common stock at a cost of approximately $7.5 million, thus completing its stock repurchase plan.

## 17. Fair Value Measurements

SFAS 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

Currently, the Company uses foreign currency options and cross currency interest rate swaps to manage its interest rate and foreign currency risk. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and uses observable market-based inputs, including interest rate curves, foreign exchange rates and implied volatilities. To comply with the provisions of SFAS No. 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2009, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2009, aggregated by the level in the fair value hierarchy within which those measurements fall.

**Assets and Liabilities Measured at Fair Value on a Recurring Basis at June 30, 2009**
**( in thousands)**

| | Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance at June 30, 2009 |
|---|---|---|---|---|
| **Assets** | | | | |
| Derivative financial instruments | $— | $ 564 | $— | $ 564 |
| **Liabilities** | | | | |
| Derivative financial instruments | $— | $10,223 | $— | $10,223 |

## 17. Fair Value Measurements (continued)

The Company does not have any fair value measurements using significant unobservable inputs (Level 3) as of June 30, 2009.

## 18. Loss on Store Closing and Other Restructuring

On June 30, 2008 the Company, as part of a process to rationalize its United States markets, made a determination to close 24 of its unprofitable stores in various United States markets. For all but one of these stores, the cease-use date was July 11, 2008 while one other store had a cease-use date of July 25, 2008. Customers from these stores have been transitioned to other Company stores in close proximity to the stores affected.

In August 2008, the Company identified an additional 29 stores in the United States and 17 stores in Canada that were underperforming or overlapping and which were closed or merged into a geographically proximate store. The cease-use date for 44 of these stores was in September 2008 with the cease-use date of the final two U.S. stores completed in the month of October. Customers from these stores were transitioned to other Company stores in close proximity to the stores affected.

The Company recorded costs for severance and other retention benefits of $0.6 million and store closure costs of $5.8 million consisting primarily of lease obligations and leasehold improvement write-offs related to the June 2008 and August 2008 store closings. These charges were expensed within loss on store closings on the statements of operations. Of the $6.4 million charge, $3.3 million related to the United States segment and $3.1 million for the Canadian segment.

During the fourth quarter of the year ended June 30, 2009, the Company announced the closure of an additional 60 U.S. under-performing stores located in states with uncertain or less favorable regulation, or are located in states where the Company only has a few locations resulting in an inefficient and more costly infrastructure. For all of these locations, the cease-use date was prior to June 30, 2009. The Company recorded costs for severance and other retention benefits of $0.4 million and store closure costs of $2.9 million consisting primarily of lease obligations and leasehold improvement write-offs related to this program. Most of these locations were either at or near their lease-end term. The remaining liability accrued for all of the store closures during fiscal 2009 is approximately $1.2 million as of June 30, 2009.

## 19. Segment Information

The Company categorizes its operations into three operating segments that have been identified giving consideration to geographic area, product mix and regulatory environment. The primary service offerings in all operating segments are check cashing, single-payment consumer loans, money orders, money transfers and other ancillary services. As a result of the mix of service offerings and diversity in the respective regulatory environments, there are differences in each operating segment's profit margins. Additionally, the United States operating segment includes all corporate headquarters expenses that have not been charged out to the operating segments in the United States, Canada and United Kingdom. This factor also contributes to the lower pre-tax results reported in this segment. Those unallocated corporate headquarters expenses are $3.8 million for fiscal year 2007, $2.7 million for fiscal year 2008 and $6.6 million for fiscal year 2009.

**19. Segment Information (continued)**

All amounts in thousands

| | United States | Canada | United Kingdom | Total |
|---|---|---|---|---|
| **2007** | | | | |
| Total assets | $270,534 | $405,581 | $157,504 | $833,619 |
| Goodwill and other intangibles, net | 94,459 | 179,665 | 67,557 | 341,681 |
| Sales to unaffiliated customers: | | | | |
| Check cashing | 48,435 | 66,646 | 51,673 | 166,754 |
| Fees from consumer lending | 73,611 | 110,010 | 43,824 | 227,445 |
| Money transfers | 4,325 | 11,678 | 4,876 | 20,879 |
| Franchise fees and royalties | 3,877 | 3,081 | — | 6,958 |
| Other | 5,757 | 21,121 | 6,818 | 33,696 |
| Total sales to unaffiliated customers | 136,005 | 212,536 | 107,191 | 455,732 |
| Provision for loan losses | 22,299 | 13,692 | 9,808 | 45,799 |
| Interest expense, net | 13,723 | 11,634 | 6,105 | 31,462 |
| Depreciation and amortization | 4,295 | 4,545 | 4,005 | 12,845 |
| Loss on extinguishment of debt | 31,784 | — | — | 31,784 |
| Goodwill impairment and other charges | 24,301 | — | — | 24,301 |
| Unrealized foreign exchange loss (gain) | — | 8,362 | (811) | 7,551 |
| Proceeds from litigation settlements | (3,256) | — | — | (3,256) |
| Loss on store closings | 772 | 46 | 146 | 964 |
| Other expense (income), net | 301 | (323) | 458 | 436 |
| (Loss) income before income taxes | (70,032) | 57,757 | 17,807 | 5,532 |
| Income tax provision | 7,062 | 25,303 | 5,370 | 37,735 |

## 19. Segment Information (continued)

| | United States | Canada | United Kingdom | Total |
|---|---|---|---|---|
| **2008** | | | | |
| Total assets | $282,650 | $473,469 | $186,804 | $942,923 |
| Goodwill and other intangibles, net | 205,506 | 189,429 | 75,796 | 470,731 |
| Sales to unaffiliated customers: | | | | |
| Check cashing | 57,438 | 81,806 | 57,336 | 196,580 |
| Fees from consumer lending | 79,838 | 147,313 | 65,366 | 292,517 |
| Money transfers | 5,744 | 16,124 | 5,644 | 27,512 |
| Franchise fees and royalties | 2,589 | 2,409 | — | 4,998 |
| Other | 8,122 | 31,839 | 10,616 | 50,577 |
| Total sales to unaffiliated customers | 153,731 | 279,491 | 138,962 | 572,184 |
| Provision for loan loss | 24,889 | 27,115 | 6,454 | 58,458 |
| Interest expense, net | 7,359 | 21,611 | 7,599 | 36,569 |
| Depreciation and amortization | 5,443 | 7,017 | 5,105 | 17,565 |
| Provision for litigation settlements | 345 | — | — | 345 |
| Loss on store closings | 869 | 119 | 5 | 993 |
| Other expense (income), net | 106 | (627) | (105) | (626) |
| (Loss) income before income taxes | (4,178) | 68,706 | 22,660 | 87,188 |
| Income tax provision | 3,491 | 25,721 | 6,803 | 36,015 |

| | United States | Canada | United Kingdom | Total |
|---|---|---|---|---|
| **2009** | | | | |
| Total assets | $289,306 | $446,198 | $187,136 | $922,640 |
| Goodwill and other intangibles, net | 210,631 | 166,149 | 77,567 | 454,347 |
| Sales to unaffiliated customers: | | | | |
| Check cashing | 56,378 | 67,830 | 40,390 | 164,598 |
| Fees from consumer lending | 79,612 | 121,518 | 74,142 | 275,272 |
| Money transfers | 5,926 | 15,092 | 5,805 | 26,823 |
| Franchise fees and royalties | 1,872 | 2,339 | — | 4,211 |
| Other | 11,070 | 29,488 | 16,391 | 56,949 |
| Total sales to unaffiliated customers | 154,858 | 236,267 | 136,728 | 527,853 |
| Provision for loan loss | 20,821 | 23,201 | 8,114 | 52,136 |
| Interest expense, net | 11,997 | 16,499 | 6,603 | 35,099 |
| Depreciation and amortization | 5,553 | 5,980 | 5,369 | 16,902 |
| Unrealized foreign exchange gain | — | — | (5,499) | (5,499) |
| Provision for litigation settlements | 444 | 57,476 | — | 57,920 |
| Loss on store closings | 7,170 | 2,967 | 203 | 10,340 |
| Other expense (income), net | 353 | (3,361) | (1,890) | (4,898) |
| (Loss) income before income taxes(1) | (20,386) | 769 | 36,415 | 16,798 |
| Income tax provision | 5,106 | (44) | 9,961 | 15,023 |

(1) (Loss) income before income taxes for the United States and Canada have been adjusted by $4,980. This adjustment is related to the disallowed portion that was repaid by the United States to its Canadian subsidiary associated with the settlement granted in the competent authority tax proceeding.

## 20. Derivative Instruments and Hedging Activities

### Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and by the use of derivative financial instruments. Specifically, certain of the Company's foreign operations in the United Kingdom and Canada expose the Company to fluctuations in interest rates and foreign exchange rates. These fluctuations may impact the value of the Company's cash receipts and payments in terms of the Company's functional currency. The Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. Dollar.

### Cash Flow Hedges of Foreign Exchange Risk

Operations in the United Kingdom and Canada have exposed the Company to changes in the CAD-USD and GBP-USD foreign exchange rates. From time to time, the Company's U.K and Canadian subsidiaries purchase investment securities denominated in a currency other than their functional currency. The subsidiaries hedge the related foreign exchange risk typically with the use of out of the money put options because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of foreign exchange risk is recorded in other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, is recognized directly in earnings. As of June 30, 2009, the Company had the following outstanding foreign currency derivatives that were used to hedge its foreign exchange risks for the month of July:

| Foreign Currency Derivates | Notional Sold | Notional Purchased |
|---|---|---|
| CAD Put/USD Call Options | C$12,000,000 | $10,810,811 |
| GBP Put/USD Call Options | GBP 3,600,000 | $ 5,760,000 |

During August 2009 the Company purchased additional foreign currency derivatives to hedge its foreign exchange risks for the months of October, November and December 2009.

### Cash Flow Hedges of Multiple Risks

The Company has foreign subsidiaries in the United Kingdom and Canada with variable-rate borrowings denominated in currencies other than the foreign subsidiaries' functional currencies. The foreign subsidiaries are exposed to fluctuations in both the underlying variable borrowing rate and the foreign currency of the borrowing against its functional currency. The foreign subsidiaries use foreign currency derivatives including cross-currency interest rate swaps to manage its exposure to fluctuations in the variable borrowing rate and the foreign exchange rate. Cross-currency interest rate swaps involve both periodically (1) exchanging fixed rate interest payments for floating rate interest receipts and (2) exchanging notional amounts which will occur at the forward exchange rates in effect upon entering into the instrument. The derivatives are designated as cash flow hedges of both interest rate and foreign exchange risks.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of both interest rate risk and foreign exchange risk is recorded in other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings.

## 20. Derivative Instruments and Hedging Activities (continued)

### Cash Flow Hedges of Multiple Risks (continued)

The ineffective portion of the change in fair value of the derivative is recognized directly in earnings. The Company reclassifies from other comprehensive income to corporate expenses an amount that will offset the related re-measurement gains and losses on the foreign-currency denominated variable-rate borrowings also recorded in corporate expenses.

On May 7, 2009, the Company executed an early settlement of its two cross-currency interest rate swaps hedging variable-rate borrowings at its foreign subsidiary in the United Kingdom. As a result, the Company discontinued prospectively hedge accounting on these cross-currency swaps. In accordance with the provisions of SFAS 133, the Company will continue to report the net gain or loss related to the discontinued cash flow hedge in other comprehensive income included in shareholders' equity and will subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings.

As of June 30, 2009, the Company had the following outstanding derivatives that were used to hedge both interest rate risk and foreign exchange risk:

| Foreign Currency Derivates | Pay Fixed Notional | Pay Fixed Strike Rate | Receive Floating Notional | Receive Floating Index |
|---|---|---|---|---|
| USD-CAD Cross Currency Swap . . . | CAD184,503,955 | 7.135% | $160,462,500 | 3 mo. LIBOR + 2.75% per annum |
| USD-CAD Cross Currency Swap . . . | CAD61,773,249 | 7.130% | $ 53,487,500 | 3 mo. LIBOR + 2.75% per annum |
| USD-CAD Cross Currency Swap . . . | CAD84,271,988 | 7.070% | $ 72,937,500 | 3 mo. LIBOR + 2.75% per annum |

### Tabular Disclosures

The table below presents the fair values of the Company's derivative financial instruments on the Consolidated Balance Sheet as of June 30, 2009 (in thousands).

**Tabular Disclosure of Fair Values of Derivative Instruments(1)**

| | Asset Derivatives As of June 30, 2009 | | Liability Derivatives As of June 30, 2009 | |
|---|---|---|---|---|
| | Balance Sheet Location | Fair Value | Balance Sheet Location | Fair Value |
| Derivatives designated as hedging instruments under SFAS 133 | | | | |
| Foreign Exchange Contracts . . . . . . . . . . . . . . . . . | Prepaid Expenses | $564 | Other Liabilities | $ — |
| Cross Currency Swaps . . . . . . . . . . . . . . . . . . . . . | Derivatives | | Derivatives | 10,223 |
| Total derivatives designated as hedging instruments under SFAS 133 . . . . . . . . . . . . . . . | | $564 | | $10,223 |

(1) The fair values of derivative instruments are presented in the above table on a gross basis. Certain of the above derivative instruments are subject to master netting arrangements and qualify for net presentation in the Consolidated Balance Sheet in accordance with FASB Interpretation No. 39, *Offsetting of Amounts Related to Certain Contracts.*

The tables below present the effect of the Company's derivative financial instruments on the Consolidated Statement of Operations for the year ending June 30, 2009 (in thousands).

## 20. Derivative Instruments and Hedging Activities (continued)

### Tabular Disclosures (continued)

**Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Year Ending June 30, 2009**

| Derivatives in SFAS 133 Cash Flow Hedging Relationships | Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax | Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) | Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) |
|---|---|---|---|---|---|
| Foreign Exchange Contracts | $ 214 | Foreign currency gain/(loss) | $ — | Other income/ (expense) | $— |
| Cross Currency Swaps | | Interest Expense | (132) | Other income/ (expense) | 45 |
| | 20,660 | Corporate Expenses | 37 | | — |
| Total | $20,874 | | $ (95) | | $45 |

### Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations

The Company's agreements with its derivative counterparties also contain provisions requiring it to maintain certain minimum financial covenant ratios related to its indebtedness. Failure to comply with the covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of June 30, 2009, the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $21.3 million. As of June 30, 2009, the Company has not posted any collateral related to these agreements. If the Company breached any of these provisions it would be required to settle its obligations under the agreements at their termination value of $21.3 million.

## 21. Comprehensive Income (Loss)

Comprehensive income (loss) is the change in equity from transactions and other events and circumstances from non-owner sources, which includes foreign currency translation and fair value adjustments for cash flow hedges. The following shows the comprehensive income (loss) for the periods stated (in thousands):

| | June 30, | | |
|---|---|---|---|
| | 2007 | 2008 | 2009 |
| Net income (loss) | $(32,203) | $51,173 | $ 1,775 |
| Foreign currency translation adjustment(1) | 2,940 | 302 | (17,884) |
| Fair value adjustments for cash flow hedges, net(2),(3) | 4,426 | (7,870) | (8,152) |
| Total comprehensive income (loss) | $(24,837) | $43,605 | $(24,261) |

## 21. Comprehensive Income (Loss) (continued)

(1) The ending balance of the foreign currency translation adjustments included in accumulated other comprehensive income (loss) on the balance sheet were gains of $37.6 million, $37.9 million and $20.2 million, respectively, as of June 30, 2007, 2008 and 2009.

(2) Net of $2.2 million, $3.8 million and $7.7 million of tax for the years ended June 30, 2007, 2008 and 2009, respectively.

(3) Net of $0.8 million, $1.2 million and $2.0 million which were reclassified into earnings for the years ended June 30, 2007, 2008 and 2009, respectively.

Accumulated other comprehensive income, net of related tax, consisted of net unrealized gains on put options designated as cash flow hedges of $37 thousand, $8.7 million of net unrealized losses on cross-currency interest rate swaps designated as cash flow hedging transactions and unrealized losses on terminated cross-currency interest rate swaps of $3.5 million at June 30, 2009, compared to net unrealized losses on put options designated as cash flow hedges of $0.2 million and net unrealized losses on cross-currency interest rate swaps designated as cash flow hedging transactions of $3.6 million at June 30, 2008.

## 22. Unaudited Quarterly Operating Results

Summarized quarterly financial data for the fiscal years ended June 30, 2009 and 2008 are as follows:

| | Three Months Ended | | | | Year Ended |
|---|---|---|---|---|---|
| | September 30 | December 31 | March 31 | June 30 | June 30 |
| | (Unaudited) (In thousands except per share data) | | | | |
| **Fiscal 2009:** | | | | | |
| Revenues | $153,076 | $132,173 | $118,164 | $124,440 | $527,853 |
| Income before income taxes | 18,611 | 22,029 | 16,262 | (40,104) | 16,798 |
| Net income | 13,385 | 11,646 | 7,901 | (31,157) | 1,775 |
| Basic earnings per share | 0.55 | 0.49 | 0.33 | (1.30) | 0.07 |
| Diluted earnings per share | 0.55 | 0.49 | 0.33 | (1.30) | 0.07 |
| **Fiscal 2008:** | | | | | |
| Revenues | $130,856 | $141,721 | $149,313 | $150,294 | $572,184 |
| Income before income taxes | 20,510 | 21,900 | 22,631 | 22,147 | 87,188 |
| Net income | 12,054 | 12,964 | 13,829 | 12,326 | 51,173 |
| Basic earnings per share | 0.50 | 0.54 | 0.57 | 0.51 | 2.12 |
| Diluted earnings per share | 0.49 | 0.52 | 0.56 | 0.51 | 2.08 |

**Item 9.** ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

**Item 9A.** ***CONTROLS AND PROCEDURES***

**Evaluation of Disclosure Controls and Procedures**

As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance and Corporate Controller, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance and Corporate Controller have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Senior Vice President, Finance and Corporate Controller, as appropriate to allow timely decisions regarding required disclosure.

**Changes in Internal Control Over Financial Reporting**

**(a) Management's Annual Report on Internal Control over Financial Reporting**

Our management's annual report on internal control over financial reporting required by this Item is incorporated by reference herein to the section in Part II Item 8 of this Annual Report on Form 10-K titled "Financial Statements."

**(b) Report of Independent Registered Public Accounting Firm**

The report of our independent registered public accounting firm required by this Item is incorporated by reference herein to the section in Part II Item 8 of this Annual Report on Form 10-K titled "Financial Statements."

**(c) Changes in Internal Control Over Financial Reporting**

There was no change in our internal control over financial reporting during the last fiscal quarter ended June 30, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

## PART III

**Item 10.** ***DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT***

**Directors and Officers**

The information required by this Item with respect to executive officers, directors, the Audit Committee of the Board of Directors?SU?,?EU? the Audit Committee financial experts and Section 16(a) compliance will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement for the 2009 Annual Meeting of Shareholders ("Proxy Statement")

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller, as well as other senior officers. The code of ethics is publicly available on our website at http://www.dfg.com/ethics.asp. Amendments to this Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

### Item 11. *EXECUTIVE COMPENSATION*

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

### Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT*

The information required by this Item with respect to security ownership or certain beneficial owners and management will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

**Securities Authorized For Issuance Under Equity Compensation Plans**
**As of June 30, 2009:**

The following table sets forth, as of June 30, 2009, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans |
|---|---|---|---|
| Equity compensation Plans approved by Shareholders: | | | |
| Options | 1,575,184 | $14.56 | 1,378,990(a) |
| Restricted Shares/Restricted Stock Unit Awards | 519,384 | (b) | (a) |
| Equity compensation Plans not approved by Shareholders | — | — | — |
| Total | 2,094,568 | $14.56 | 1,378,990 |

(a) 895,485 of these shares may be issued as restricted shares/restricted stock unit awards under the 2007 Equity Incentive Plan.

(b) Not applicable

### Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

### Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item will be set forth in our Proxy Statement, to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated by reference to our Proxy Statement.

## PART IV

### Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

**(a) Documents Filed as Part of this Report.**

(1) Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report on Form 10-K are listed in Item 8 hereof. No additional financial statements are filed herein or are attached as exhibits hereto.

(2) Financial Statement Schedules. All financial statement schedules have been omitted here because they are not applicable, not required or the information is shown in the financial statements or related notes.

(3) Exhibits.

| (a)(3) Exhibits Exhibit No. | Description of Document |
|---|---|
| 2.1 | Asset Purchase Agreement, by and among CCS Financial Services, Inc., Allen Eager, the Allen Eager Revocable Trust, Paul P. Hauser, Barry E. Hershman, and the Barry E. Hershman Revocable Trust and Check Mart of Florida, Inc., dated October 11, 2007(28) |
| 3.1 | Certificate of Incorporation of Dollar Financial Group, Inc.(1) |
| 3.2 | Certificate of Amendment of the Certificate of Incorporation of Dollar Financial Group, Inc.(1) |
| 3.3 | Certificate of Change of Dollar Financial Group, Inc.(9) |
| 3.4 | Amended and Restated Bylaws of Dollar Financial Group, Inc.(2) |
| 3.5 | Amended and Restated Certificate of Incorporation of Dollar Financial Corp.(5) |
| 3.6 | Amended and Restated Bylaws of Dollar Financial Corp.(18) |
| 4.1 | Indenture dated June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee.(14) |
| 4.2 | Registration Rights Agreement dated June 27, 2007 by and among Dollar Financial Corp. and Wachovia Capital Markets, LLC and Bear, Sterns & Co. Inc., as representatives of the initial purchasers.(14) |
| 10.1(a) | Credit Agreement among Dollar Financial Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited, the several lenders from time to time parties thereto, U.S. Bank National Association, as documentation agent, Credit Suisse Securities (USA) LLC, as syndication agent, and Wells Fargo Bank, National Association, as administrative agent and as security trustee, dated as of October 30, 2006.(11) |
| 10.1(b) | First Amendment to Credit Agreement dated May 22, 2007, among Dollar Financial Corp., certain subsidiaries of Dollar Financial Corp., parties thereto, Credit Suisse Securities (USA) LLC, Wells Fargo National Association and the lenders party thereto.(13) |
| 10.1(c) | Second Amendment to Credit Agreement dated June 20, 2007, among Dollar Financial Corp., certain subsidiaries of Dollar Financial Corp. parties thereto, Credit Suisse Securities (USA) LLC, Wells Fargo National Association and the lenders party thereto.(13) |
| 10.2* | Dollar Financial Corp. 1999 Stock Incentive Plan(8) |
| 10.3* | Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan.(15) |
| 10.4* | Form of Stock Option Agreement for 2005 Stock Incentive Plan.(7) |
| 10.5* | Form of Stock Option Grant Notice for 2005 Stock Incentive Plan.(7) |
| 10.6* | Canadian Form of Restricted Stock Unit Award Agreement under the Dollar Financial Corp. 2005 Stock Incentive Plan(27) |
| 10.7*# | Form of Restricted Stock Grant Document for the 2005 Stock Incentive Plan |
| 10.8* | Dollar Financial Corp. Amended and Restated Deferred Compensation Plan effective as of January 1, 2009(21) |
| 10.9* | Dollar Financial Corp. Amended and Restated Supplemental Executive Conditional Deferred Award Plan for U.K. Participants(21) |
| 10.10* | Dollar Financial Corp. Supplemental Executive Deferred Award Plan for Canadian Participants.(15) |

| (a)(3) Exhibits Exhibit No. | Description of Document |
|---|---|
| 10.11* | Dollar Financial Corp. Special Retention Award Letter to Randy Underwood.(26) |
| 10.12* | Dollar Financial Corp. Special Retention Award Letter to Paul Mildenstein.(26) |
| 10.13* | Dollar Financial Corp. Fiscal 2007 Cash Bonus Plan(10) |
| 10.14* | Dollar Financial Corp. Fiscal 2008 Executive Management Bonus Plan(10) |
| 10.15* | Dollar Financial Corp. 2008 Key Management Bonus Plan(10) |
| 10.16*# | Dollar Financial Corp. Fiscal 2009 Executive Management Bonus Program |
| 10.17*# | Dollar Financial Corp. 2009 Key Management Bonus Program |
| 10.18 | Dollar Financial Corp. Second Amended and Restated Stockholders Agreement, dated as of November 13, 2003, by and among Green Equity Investors II, L.P., Stone Street Fund 1998, L.P. Bridge Street Fund 1998, GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P. a Delaware limited partnership, Ares Leveraged Investment Fund L.P, a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, C.L. Jeffrey, Sheila Jeffrey, certain signatories thereto and Dollar Financial Corp.(2) |
| 10.19 | Amendment No. 2 to Second Amended and Restated Stockholders Agreement, dated as of April 14, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. and Jeffrey Weiss.(5) |
| 10.20 | Amendment No. 3 to Second Amended and Restated Stockholders Agreement, dated as of July 6, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., and Jeffrey Weiss.(6) |
| 10.21* | Employment Agreement, dated as of October 5, 2007, by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Jeffrey Weiss(17) |
| 10.22* | Amendment No. 1 to Employment Agreement by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Jeffrey Weiss, dated December 18, 2008(23) |
| 10.23* | Employment Agreement, dated as of December 19, 2003, by and among Dollar Financial Group, Inc., Dollar Financial Corp. and Donald Gayhardt.(3) |
| 10.24* | Amendment No. 1 to Employment Agreement by and among Donald Gayhardt, the Company and DFG, dated April 9, 2007.(12) |
| 10.25* | Amended and Restated Employment Agreement by and among Norman Miller, the Company and DFG, dated as of May 14, 2008(19) |
| 10.26* | Amended and Restated Employment Agreement by and among Randy Underwood, the Company and DFG, dated as of May 15, 2008(19) |
| 10.27* | Amended and Restated Employment Agreement by and among Roy Hibberd, the Company and DFG, dated as of May 14, 2008(19) |
| 10.28* | Employment Agreement by and between National Money Mart and Sydney Franchuk dated March 18, 2009(24) |
| 10.29* | Amended and Restated Service Agreement dated September 11, 2007, by and between Dollar Financial UK Ltd. and Paul Mildenstein.(16) |
| 10.30* | Consulting Agreement, by and between Dollar Financial Group, Inc. and Donald F. Gayhardt, dated June 1, 2008(20) |
| 10.31* | Letter Agreement with Donald F. Gayhardt for the Extension of the Exercise Period for Stock Options, dated May 30, 2008(20) |
| 10.32 | Form of Director Indemnification Agreement.(4) |
| 10.33 | Form of Guaranty.(9) |
| 10.34* | Dollar Financial Corp. 2007 Equity Incentive Plan(18) |

| (a)(3) Exhibits Exhibit No. | Description of Document |
|---|---|
| 10.35* | Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan(22) |
| 10.36* | Form of Stock Option Grant Notice for 2007 Equity Incentive Plan(22) |
| 10.37* | Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan (International Grantee)(22) |
| 10.38 | Summary Settlement Agreement by and among Kenneth Smith, as Estate Trustee of the last Will and Testament of Margaret Smith, deceased, and Ronald Adrien Oriet, as plaintiffs and National Money Mart Company and Dollar Financial Group, Inc., as defendants, dated June 5, 2009(25) |
| 10.39*# | Dollar Financial Corp. Fiscal 2010 Executive Management Bonus Program |
| 10.40*# | Dollar Financial Corp. Fiscal 2010 Key Management Bonus Program |
| 10.41*# | Form of Restricted Stock Grant Document for the 2005 Stock Incentive Plan (International Grantee) |
| 10.42*# | Form of Restricted Stock Grant Document for the 2007 Stock Incentive Plan |
| 21.1# | Subsidiaries of the Registrant.(9) |
| 23.1# | Consent of Ernst & Young LLP |
| 31.1# | Certification of Chief Executive Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a) |
| 31.2# | Certification of President Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a) |
| 31.3# | Certification of Chief Financial Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a) |
| 32.1# | Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2# | Certification of President Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.3# | Certification of Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| (1) | Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on December 19, 1996 (File No. 333-18221) |
| (2) | Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on December 23, 2003 (File No. 333-111473) |
| (3) | Incorporated by reference to the Registration Statement on Form S-1 filed on March 12, 2004 (File No. 333-113570) |
| (4) | Incorporated by reference to the Amendment No. 2 to the Registration Statement on Form S-1 filed by Dollar Financial Corp. on June 3, 2004 (File No. 333-113570) |
| (5) | Incorporated by reference to the Registration Statement on Form S-1/A filed by Dollar Financial Corp. on July 7, 2004 (File No. 333-113570) |
| (6) | Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 filed by Dollar Financial Corp. on July 16, 2004 (File No. 333-113570) |
| (7) | Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 11, 2005 (File No. 000-50866) |
| (8) | Incorporated by reference to the Registration Statement on Form S-8 filed by Dollar Financial Corp. on March 15, 2005 (File No. 333-123320) |
| (9) | Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Corp. on July 28, 2005 (File No. 333-126951-17) |
| (10) | Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Group, Inc. on September 18, 2007 (File No. 333-18221) |
| (11) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Group, Inc. on November 2, 2006 (File No. 333-18221) |

| (a)(3) Exhibits Exhibit No. | Description of Document |
| --- | --- |
| (12) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on April 13, 2007 (File No. 000-50866) |
| (13) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 26, 2007 (File No. 000-50866) |
| (14) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866) |
| (15) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 5, 2007 (File No. 000-50866) |
| (16) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on September 11, 2007 (File No. 000-50866) |
| (17) | Incorporated by reference to the Current Report on Form 8-K filed October 9, 2007 (File No. 000-50866) |
| (18) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on November 21, 2007 (File No. 000-50866) |
| (19) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on May 15, 2008 (File No. 000-50866) |
| (20) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 5, 2008 (File No. 000-50866) |
| (21) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on September 29, 2008 (File No. 000-50866) |
| (22) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 5, 2008 (File No. 000-50866) |
| (23) | Incorporated by reference to the Current Report on Form 8-K filed December 22, 2008 (File No. 000-50866) |
| (24) | Incorporated by reference to the Current Report on Form 8-K filed March 20, 2009 (File No. 000-50866) |
| (25) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 9, 2009 (File No. 000-50866) |
| (26) | Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 19, 2007 (File No. 000-50866) |
| (27) | Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 9, 2008 (File No. 000-50866 |
| (28) | Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2007 (File No. 000-50866) |

* Management contracts and compensatory plans and arrangements

# Filed herewith.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant named below has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berwyn, Commonwealth of Pennsylvania on September 3, 2009.

DOLLAR FINANCIAL CORP.

By: /s/ RANDY UNDERWOOD

Randy Underwood
*Executive Vice President and Chief Financial Officer (principal financial and accounting officer)*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on September 3, 2009 in the capacities indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ JEFFREY A. WEISS<br>**Jeffrey A. Weiss** | Chairman of the Board of Directors and Chief Executive Officer (principal executive officer) | September 3, 2009 |
| /s/ RANDY UNDERWOOD<br>**Randy Underwood** | Executive Vice President and Chief Financial Officer (principal financial and accounting officer) | September 3, 2009 |
| /s/ DAVID JESSICK<br>**David Jessick** | Director | September 3, 2009 |
| /s/ KENNETH SCHWENKE<br>**Kenneth Schwenke** | Director | September 3, 2009 |
| /s/ CLIVE KAHN<br>**Clive Kahn** | Director | September 3, 2009 |
| /s/ JOHN GAVIN<br>**John Gavin** | Director | September 3, 2009 |
| /s/ RON MCLAUGHLIN<br>**Ron McLaughlin** | Director | September 3, 2009 |
| /s/ MICHAEL KOOPER<br>**Michael Kooper** | Director | September 3, 2009 |

**Exhibit 23.1**

## CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Dollar Financial Corp. of our reports dated September 3, 2009, with respect to the Consolidated Financial Statements of Dollar Financial Corp., and the effectiveness of internal control over financial reporting of Dollar Financial Corp., included in this Annual Report (Form 10-K) for the year ended June 30, 2009.

(1) Registration Statement (Form S-8 No. 333-147495) pertaining to the Dollar Financial Corp. 2007 Equity Incentive Plan;

(2) Registration Statement (Form S-8 No. 333-134262) pertaining to the Dollar Financial Corp. Deferred Compensation Plan;

(3) Registration Statement (Form S-8 No. 333-123320) pertaining to the Dollar Financial Corp. 1999 Stock Incentive Plan and Dollar Financial Corp. 2005 Stock Incentive Plan;

(4) Registration Statement (Form S-3 No. 333-139580 and 333-146205) of Dollar Financial Corp.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
September 3, 2009

**Exhibit 31.1**

## CERTIFICATION

I, Jeffrey A. Weiss, certify that:

1. I have reviewed this annual report on Form 10-K of Dollar Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

Date: September 3, 2009

**Exhibit 31.2**

## CERTIFICATION

I, Randy Underwood, certify that:

1. I have reviewed this annual report on Form 10-K of Dollar Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

Date: September 3, 2009

**Exhibit 31.3**

## CERTIFICATION

I, William Athas, certify that:

1. I have reviewed this annual report on Form 10-K of Dollar Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance and
Corporate Controller

Date: September 3, 2009

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Dollar Financial Corp. for the twelve months ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dollar Financial Corp.

/s/ Jeffrey A. Weiss

**Jeffrey A. Weiss**
Chief Executive Officer

September 3, 2009

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Dollar Financial Corp. for the twelve months ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dollar Financial Corp.

/s/ Randy Underwood

**Randy Underwood**
Executive Vice President and
Chief Financial Officer

September 3, 2009

**Exhibit 32.3**

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of Dollar Financial Corp. for the twelve months ended June 30, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dollar Financial Corp.

/s/ William M. Athas

**William M. Athas**
Senior Vice President, Finance and
Corporate Controller

September 3, 2009

# DOLLAR FINANCIAL CORP.

**1436 LANCASTER AVENUE, SUITE 310**
**BERWYN, PA, 19312**
**(610) 296-3400**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## To Be Held on November 11, 2009

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Dollar Financial Corp., a Delaware corporation, to be held at The Boca Raton Bridge Hotel located at 999 East Camino Real, Boca Raton, Florida, 33432 on Wednesday, November 11, 2009, at 8:30 a.m., local time. The purpose of the meeting is to consider and take action on the proposals listed below:

1. To elect three persons to serve as Class B directors on our board of directors for a three-year term and until their successors are duly elected and qualified;

2. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010; and

3. To transact such other business as may properly come before the meeting and any adjournments or postponements of the meeting.

The board of directors has fixed the close of business on September 24, 2009 as the record date for determination of the stockholders entitled to notice of, and to vote at, the meeting and any adjournments or postponements of the meeting. Only holders of record of common stock at the close of business on the record date will be entitled to receive notice of and to vote at the meeting and at any adjournments or postponements of the meeting. At the annual meeting, such stockholders will be asked to consider and take action on the proposals discussed in the accompanying proxy statement and any other matter that properly comes before the annual meeting or any adjournment or postponement thereof.

Sincerely,

/s/ Roy Hibberd

Roy Hibberd, Senior Vice President,
General Counsel and Secretary

October 8, 2009

**WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE ACT PROMPTLY TO VOTE YOUR SHARES. YOU MAY VOTE YOUR SHARES BY MARKING, SIGNING AND DATING THE ENCLOSED PROXY CARD AND RETURNING IT IN THE POSTAGE PAID ENVELOPE PROVIDED. YOU MAY ALSO VOTE YOUR SHARES BY TELEPHONE OR THROUGH THE INTERNET BY FOLLOWING THE INSTRUCTIONS SET FORTH ON THE PROXY CARD. IF YOU ATTEND THE MEETING, YOU MAY VOTE YOUR SHARES IN PERSON, EVEN IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY IN WRITING, BY TELEPHONE OR THROUGH THE INTERNET.**

# DOLLAR FINANCIAL CORP.

**1436 LANCASTER AVENUE, SUITE 310**
**BERWYN, PA, 19312**
**(610) 296-3400**

## PROXY STATEMENT

**DATED OCTOBER 8, 2009**

## FOR THE ANNUAL MEETING OF STOCKHOLDERS

**To be held on November 11, 2009**

### Introduction

The enclosed proxy is solicited by and on behalf of the board of directors, which we refer to in this proxy statement as our board, of Dollar Financial Corp., a Delaware corporation, which we refer to in this proxy statement as the company, we, or us, for use at the annual meeting of stockholders to be held on Wednesday, November 11, 2009 at 8:30 a.m., local time, and at any postponement or adjournment thereof, which we refer to in this proxy statement as the annual meeting. This proxy statement and the enclosed form of proxy are first being mailed to stockholders on or about October 8, 2009.

Only stockholders of record at the close of business on September 24, 2009, which we refer to in this proxy statement as the record date, will be entitled to notice of and to vote at the annual meeting and any adjournments thereof. At the annual meeting, such stockholders will be asked to consider and take action on the proposals discussed in this proxy statement and any other matter that properly comes before the annual meeting or any adjournment or postponement thereof.

An Annual Report to Stockholders containing financial statements for the fiscal year ended June 30, 2009, which we refer to in this proxy statement as fiscal 2009, is being mailed together with this proxy statement to all stockholders entitled to vote.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON NOVEMBER 11, 2009: The Notice of Annual Meeting, Proxy Statement and fiscal 2009 Annual Report to Stockholders are available on our website at http://www.dfg.com/ir.**

## TABLE OF CONTENTS


| | Page |
|---|---|
| VOTING | 1 |
| The Purpose of the Annual Meeting | 1 |
| Persons Entitled to Vote at the Annual Meeting | 1 |
| How To Vote | 1 |
| The Recommendations of our Board | 2 |
| How to Revoke Your Vote | 2 |
| Quorum and Vote Required | 2 |
| PROPOSAL 1: ELECTION OF DIRECTORS | 3 |
| Proposed for Election as Class B Directors for a Three-Year Term Continuing Until the 2012 Annual Meeting of Stockholders | 3 |
| Required Vote | 4 |
| Directors Whose Terms Do Not Expire at the Annual Meeting | 4 |
| Director Compensation | 5 |
| CORPORATE GOVERNANCE | 7 |
| Committees of the Board | 7 |
| Meetings of Directors and Annual Meeting of Stockholders | 8 |
| Director Independence | 8 |
| Director Nominations | 9 |
| Ethics Hotline | 10 |
| Communications with the Board | 10 |
| SECURITIES OWNERSHIP | 11 |
| EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION | 13 |
| Executive Officers | 13 |
| Compensation Discussion and Analysis | 15 |
| Human Resources and Compensation Committee Report | 25 |
| Human Resources and Compensation Committee Process and Procedures | 25 |
| Summary Compensation Table | 27 |
| Grants of Plan Based Awards | 31 |
| Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table | 32 |
| Outstanding Equity Awards at Fiscal Year-End | 34 |
| Options Exercised and Stock Vested | 35 |
| Pension Benefits | 35 |
| Non-Qualified Deferred Compensation | 36 |
| Potential Payments upon Termination or Change in Control | 36 |
| HUMAN RESOURCES AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION | 47 |
| CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | 47 |
| Related Person Transactions during Fiscal 2009 | 47 |
| Stockholders Agreement | 47 |
| Our Policies Regarding Related Party Transactions | 47 |
| REPORT OF THE AUDIT COMMITTEE | 48 |

| | Page |
|---|---|
| PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 49 |
| Fees to Independent Registered Public Accounting Firm | 49 |
| OTHER INFORMATION | 51 |
| Matters Relating to Solicitation | 51 |
| Section 16(a) Beneficial Ownership Reporting Compliance | 51 |
| Other Matters | 51 |
| Stockholder Proposals for the 2010 Annual Meeting of Stockholders | 51 |
| Our Annual Report on Form 10-K | 52 |

## VOTING

### The Purpose of the Annual Meeting

At our annual meeting, stockholders will act upon the matters outlined in the notice of annual meeting above, including the election of three Class B directors and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ended June 30, 2010, which we refer to in this proxy statement as fiscal 2010.

### Persons Entitled to Vote at the Annual Meeting

The record date for the determination of stockholders entitled to notice of and to vote at the annual meeting is the close of business on September 24, 2009. Each holder of shares of our common stock, par value $0.001 per share, which we refer to in this proxy statement as our common stock, as of the record date is entitled to vote. On the record date, there were 24,104,027 shares of our common stock issued and outstanding. Each share of our common stock outstanding on the record date is entitled to one vote on each matter to be voted on at the annual meeting. Stockholders have no cumulative voting rights.

### How To Vote

*Registered Holders.* If you are a registered holder (that is your shares are held directly in your name), you are not required to attend the annual meeting in order to be able to vote. While you may attend the annual meeting and vote your shares in person, you also may choose to submit your proxies by any of the following methods:

- *Voting by Mail.* If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. If you sign your proxy card and return it without marking any voting instructions, your shares will be voted FOR the election of all director nominees and FOR ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2010. If any other matter should be properly presented at the annual meeting for action by the stockholders, the persons named in the proxy card will vote in accordance with the recommendations of our board, or if no recommendation is given, in their own discretion on such matter.

- *Voting by Telephone.* You may vote your shares by telephone by calling the toll-free telephone number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the proxy card. The procedures allow you to appoint a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your proxy card.

- *Voting by Internet.* You may vote through the Internet by signing on to the website identified on the proxy card and following the procedures described in the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on the proxy card. The procedures allow you to appoint a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote through the Internet, you should not return your proxy card.

*Shares Held in "Street Name."* If you are a stockholder whose shares are held in "street name" (*i.e.*, in the name of a broker, bank or other record holder) you must either direct the record holder of your shares how to vote your shares or obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting. You will receive separate instructions from the broker, bank or other record holder describing how to vote your shares. The availability of telephonic or Internet voting will depend on the voting process of the broker, bank or other record holder. Please check with the broker, bank or other record holder and follow the voting procedures they provide.

### The Recommendations of our Board

The recommendation of our board is set forth below together with the description of each item in this proxy statement. In summary, our board recommends a vote:

- **FOR** the election of the nominated Class B directors (see "Proposal 1: Election of Directors"); and

- **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2010 (see "Proposal 2: Ratification of the Appointment of Independent Registered Public Accounting Firm").

With respect to any other matter that properly comes before the annual meeting, the proxy holders will vote as recommended by our board or, if no recommendation is given, in their own discretion.

IF YOU SIGN AND RETURN YOUR PROXY CARD BUT DO NOT SPECIFY HOW YOU WANT TO VOTE YOUR SHARES, THE PERSONS NAMED AS PROXY HOLDERS ON THE PROXY CARD WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATIONS OF THE BOARD.

### How to Revoke Your Vote

You may revoke your proxy at any time before it is voted at the annual meeting by any of the following methods:

- Submitting a later-dated proxy by mail, over the telephone or through the Internet.

- Sending a written notice, including by telegram or telecopy, to our Secretary. You must send any written notice of a revocation of a proxy so as to be delivered before the taking of the vote at the annual meeting to:

  Dollar Financial Corp.
  1436 Lancaster Avenue, Suite 310
  Berwyn, PA 19312
  Attention: Roy Hibberd, Senior Vice President, General Counsel and Secretary

- Attending the annual meeting and voting in person. Your attendance at the annual meeting will not in and of itself revoke your proxy. You must also vote your shares at the annual meeting. If your shares are held in the name of a bank, broker or other record holder, you must obtain a proxy, executed in your favor, from the record holder to be able to vote at the annual meeting.

### Quorum and Vote Required

Our bylaws provide that at any meeting of stockholders, the holders of a majority of the issued and outstanding shares of common stock entitled to vote at the annual meeting, present in person or by proxy, constitute a quorum for the transaction of business. Both abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. The election of directors will be decided by a plurality of the votes cast, in person or by proxy, at the annual meeting. Accordingly, abstentions and broker non-votes will not affect the outcome of the election of directors. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that proposal and has not received voting instructions from the beneficial owner. On all other matters being submitted to stockholders, the affirmative vote of a majority of the votes cast affirmatively or negatively on the matter is required for approval. Accordingly, abstentions and broker non-votes will not affect the outcome with respect to such proposals.

The persons named as proxies and attorneys-in-fact are our officers. All properly executed proxies returned in time to be counted at the annual meeting will be voted. In addition to the election of directors, the stockholders will also consider and vote upon a proposal to ratify the selection of auditors, as further described in this proxy statement. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications, and will be voted FOR the proposal if no specification is indicated. IN THE ABSENCE OF SPECIFIC DIRECTION, SHARES REPRESENTED BY A PROXY WILL BE VOTED "FOR" THE ELECTION OF ALL DIRECTORS AND "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2010.

## PROPOSAL 1: ELECTION OF DIRECTORS

We currently have seven directors. Our bylaws provide for a classified board, consisting of three classes of directors (Class A, Class B and Class C), with each class serving staggered three-year terms. As a result, only a portion of our board is elected each year. The three director nominees identified below are to be elected by our stockholders at our upcoming annual meeting as Class B directors, each to hold office for a three-year term expiring in 2012 or until his successor is duly elected and qualified. The directors have no reason to believe that any of the nominees will be unable or unwilling to be a candidate for election at the time of the annual meeting. If any nominee is unable or unwilling to serve, the persons named in the proxy will use their best judgment in selecting and voting for a substitute candidate or our board may reduce the number of directors.

Each individual elected as a director at the annual meeting will serve until the annual meeting of stockholders to be held in 2012 or until his successor is duly elected and qualified.

### Proposed for Election as Class B Directors for a Three-Year Term Continuing Until the 2012 Annual Meeting of Stockholders

The following table sets forth information with respect to the directors nominated for re-election as Class B directors at the annual meeting.

| Name | Age | Position |
|---|---|---|
| David Jessick | 56 | Director |
| Kenneth Schwenke | 56 | Director |
| Michael Kooper | 74 | Director |

The nominees for election as Class B directors were recommended for nomination to our board by its corporate governance and nominating committee. The board unanimously recommends that stockholders vote FOR the election of each of the above nominees as Class B directors.

The following are biographical summaries of the directors identified above:

*David Jessick* has served as a director and the chairman of the audit committee since January 2005 and as a member of the corporate governance and nominating committee of our board since April 2005. Mr. Jessick also served on the human resources and compensation committee of our board from April 2005 until April 30, 2007. He served as a consultant to the Chief Executive and Senior Financial staff at Rite Aid Corporation from July 2002 to February 2005. Mr. Jessick served as Rite Aid's Senior Executive Vice President and Chief Administrative Officer from December 1999 to June 2002. Prior to that, from February 1997 to June 1999, Mr. Jessick was the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. From 1979 to 1996, he held various roles of increasing responsibility at Thrifty Payless Holdings, Inc., including Executive Vice President and Chief Financial Officer from 1993 to 1996. Mr. Jessick began his career as a Certified Public Accountant for Peat, Marwick, Mitchell & Co. He currently serves on the Boards of WKI Holding Company, Inc. (audit committee chair and compensation committee member), Big 5 Sporting Goods Corporation (audit committee chair and nominating committee member), and Rite Aid Corporation (audit committee chair).

*Kenneth Schwenke* has served as a director and as a member of the corporate governance and nominating committee of our board and as the chairman of the human resources and compensation committee of our board since September 2006. Mr. Schwenke served as a member of the audit committee of our board from September 2006 until April 30, 2007. Since May 2008, Mr. Schwenke has served as the Managing Director of Gravitas LLC, an executive search and management consulting firm. From September 2001 until July 1, 2007, Mr. Schwenke was the CEO and Founder of Off-Campus Dining Network, LLC. From 1996 through 2001, Mr. Schwenke served as the Senior Vice President of Human Resources for Aramark, Inc. Prior to obtaining that position, Mr. Schwenke served as the Vice President of Human Resources for the global division of Aramark, Inc., from 1995 through 1996. From 1994 through 1995 Mr. Schwenke served as an area director in the department of Human Resources for Honeywell, Inc., formerly known as AlliedSignal, Inc. From 1992 through 1994 Mr. Schwenke served as the director of Human Resources for Honeywell, Inc.

*Michael Kooper* has served as a director and as a member of the human resources and compensation committee of our board since January 30, 2008. Since November 2004, Mr. Kooper has been the Area Chairman of Gallagher Benefit Services, Inc., a benefits consulting firm. From December 1998 until November 2004, Mr. Kooper was the President of The Kooper Group, a benefits consulting firm.

### Required Vote

Directors are elected by a plurality of votes cast at the annual meeting.

**The board unanimously recommends that stockholders vote "FOR" Proposal 1 to elect each of the nominated directors.**

### Directors Whose Terms Do Not Expire at the Annual Meeting

The following table sets forth information with respect to the remaining members of our board:

| Name | Age | Position | Annual Meeting at Which Term Expires |
|---|---|---|---|
| Clive Kahn | 51 | Director | 2010 |
| John Gavin | 53 | Director | 2010 |
| Jeffrey A. Weiss | 66 | Chairman of the Board and Chief Executive Officer | 2011 |
| Ronald McLaughlin | 58 | Director | 2011 |

The following are biographical summaries of the remaining members of our board:

*Clive Kahn* has served as a director and as a member of the audit committee and corporate governance and nominating committee of our board since April 30, 2007. Mr. Kahn, a chartered accountant, has served since August 2007 as the Chief Executive Officer of Cardsave Group, Ltd., a provider of point of sale terminals and credit card processing facilities. Prior to that, Mr. Kahn was the Chief Executive Officer of Travelex Limited. Prior to becoming Chief Executive Officer, Mr. Kahn was the Chief Financial Officer of Travelex Limited. Mr. Kahn was employed by Travelex for twenty-one years. Prior to his employment with Travelex, Mr. Kahn practiced as a chartered accountant with the firm of BDO Stoy Hawyard.

*John Gavin* has served as a director and a member of the human resources and compensation committee of our board since April 30, 2007. Mr. Gavin also served as a member of the audit committee of our board from April 30, 2007 until his resignation on January 30, 2008. He also became the chairman of the corporate governance and nominating committee of our board on September 6, 2007. Mr. Gavin is currently serving as Vice Chairman, and was the Chief Executive Officer and President of DBM (Drake, Beam, Morin), an international career management and transitions management firm. Before joining DBM in 2006, Mr. Gavin was President and Chief Operating Officer of Right Management Consultants, a global provider of integrated consulting solutions across the employment lifecycle. Mr. Gavin originally joined Right Management as Executive Vice President of Business Development in 1996. Prior to joining Right Management, Mr. Gavin worked for Andersen Worldwide. Mr. Gavin is a director of Interline Brands, Inc., a distributor of maintenance, repair and operating products, and CSS Industries, Inc., a consumer products company.

*Jeffrey A. Weiss* has served as our Chairman and Chief Executive Officer since an affiliate of Bear Stearns & Co. Inc. acquired us in May 1990. Until June 1992, Mr. Weiss was also a Managing Director at Bear Stearns with primary responsibility for the firm's investments in small to mid-sized companies, in addition to serving as Chairman and Chief Executive Officer for several of these companies.

*Ronald McLaughlin* has served as a director and as a member of the audit committee and corporate governance and nominating committee of our board since January 30, 2008. Mr. McLaughlin founded Chapman Inc. in 2000 and since that time has worked with a variety of clients, directly and through Chapman Inc. or a partnership with McLaughlin-Moses on a diverse array of mandates, including raising investment capital, strategic government relations and developing strategic alternatives for businesses that would benefit from effective partnering with the Canadian government. From 1997 to 2000, Mr. McLaughlin was the Chief of Staff for the Premier of the Province of Ontario.

## Director Compensation

The following table sets forth compensation paid to our non-employee directors during the year ended June 30, 2009:

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)(1) | Option Awards ($)(1) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Non-qualified Deferred Compensation Earnings | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| (a) | (b) | (c) | (d) | (e) | (f) | (g) | (h) |
| David Jessick...... | $84,000 | $90,313 | $120,673 | — | — | — | $294,986 |
| Kenneth Schwenke.. | $91,522 | $90,313 | $124,829 | — | — | — | $306,664 |
| John Gavin ....... | $90,500 | $90,313 | $113,390 | — | — | — | $294,203 |
| Clive Kahn ....... | $78,520 | $90,313 | $113,390 | — | — | — | $282,223 |
| Michael Kooper .... | $81,000 | $96,387 | $ 89,636 | — | — | — | $267,023 |
| Ronald McLaughlin.. | $78,500 | $96,387 | $ 89,636 | — | — | — | $264,523 |

(1) The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2009, in accordance with FAS 123(R) of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to fiscal 2009. The valuation assumptions for our stock options are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2009. On November 13, 2008, each of Messrs. Gavin, Jessick, Kahn, Kooper, McLaughlin and Schwenke received an option to purchase 23,216 shares of our common stock with a grant date fair value of $102,500 and each was granted an award of restricted stock units to purchase 10,928 shares of our common stock with a grant date fair value of $102,500. As of June 30, 2009, Mr. Jessick held options to purchase an aggregate of 42,913 shares of common stock and 13,342 restricted stock units, Mr. Schwenke held options to purchase an aggregate of 44,788 shares of common stock and 13,342 restricted stock units, Mr. Gavin held options to purchase an aggregate of 35,413 shares of common stock and 13,342 restricted stock units, Mr. Kahn held options to purchase an aggregate of 35,413 shares of common stock and 13,342 restricted stock units, Mr. Kooper held options to purchase an aggregate of 27,778 shares of common stock and 13,272 restricted stock units and Mr. McLaughlin held options to purchase an aggregate of 27,778 shares of common stock and 13,272 restricted stock units.

## Compensation of Independent Directors

Our independent directors receive annual compensation as follows:

- Annual retainer of $40,000;
- Annual retainer for members of the audit committee of $5,000;
- Annual retainer for members of the human resources and compensation committee of $3,000;
- Annual retainer for members of the corporate governance and nominating committee of $3,000;
- Annual retainer for chairman of the audit committee of $10,500;
- Annual retainer for chairman of the human resources and compensation committee of $7,500;
- Annual retainer for chairman of the corporate governance and nominating committee of $6,500;
- Board meeting attendance fee of $2,000; and
- Committee meeting attendance fee of $1,500.

In addition, at the first board meeting after each annual stockholders' meeting, the then-current non-employee members of the board are entitled to receive a grant of restricted stock units as well as options to purchase shares of our common stock. The awards will vest on the earliest of (a) the date of the next annual stockholders' meeting, (b) the first anniversary of the grant, (c) the death of the recipient or (d) upon our change in control. The aggregate award to each non-employee board member shall be in an amount, calculated in accordance with generally accepted accounting principles, equal to two-times the average annual cash compensation for the non-employee members who served on the board for the entire prior fiscal year, with one-half of such value represented as an option grant to purchase shares of our common stock and one-half of such value represented as a restricted stock unit. If a board member joins the board after a grant date, such director will receive a prorated award on the date of joining the board.

The shares purchased on exercise of the options issued under the plan cannot be sold until the earlier of (a) our change in control or (b) the 91st day after the recipient ceases to serve on the board, except to the extent necessary to generate funds to pay taxes incurred on exercise. Shares underlying restricted stock units will be delivered upon the first to occur of (a) our change in control or (b) the earlier of (i) the 91st day after the recipient ceases to serve on the board or (ii) the 15th day of the third month following the calendar year in which the recipient ceases to serve on the board, except to the extent (subject to compliance with Section 409A of the Internal Revenue Code) necessary to generate funds to pay taxes incurred with regard to the units.

At the election of a non-employee member of the board, such member's board retainers and meeting fees will be paid in vested restricted stock units (subject to the delivery rules set forth in the paragraph above) rather than in cash. The election to receive his board retainers and meeting fees must be made by the non-employee member prior to December 31st of the calendar year preceding the fiscal year in which such fees are earned.

In addition, Messrs. Jessick, Gavin, Kooper, McLaughlin and Schwenke participate in our health benefit program with the full cost paid by us.

# CORPORATE GOVERNANCE

## Committees of the Board

The board has standing audit, corporate governance and nominating and human resources and compensation committees which are described below.

*Audit Committee.* The audit committee assists our board in overseeing: (i) the integrity of our financial statements; (ii) our compliance with legal and regulatory requirements; (iii) the independence and qualifications of our independent registered public accounting firm; and (iv) the performance of our internal audit function and independent registered public accounting firm. The audit committee's charter was adopted by the full board in February 2005 and amended most recently in April 2005. A current copy of the audit committee charter was attached to our proxy statement for our fiscal 2008 annual meeting of stockholders as filed with the SEC on October 7, 2008.

Our *Code of Business Conduct and Ethics* includes information regarding procedures established by the audit committee for the submission of complaints about our accounting or auditing matters. The Code is applicable to our executives, employees and directors. The Code reflects and reinforces our commitment to integrity in the conduct of our business. Amendments to the Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable Securities and Exchange Commission rules will be disclosed on our website (www.dfg.com). A copy of the Code is available on our website (www.dfg.com/ethics.asp). A copy of the Code may also be obtained upon request from our Secretary at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, PA 19312.

The audit committee currently consists of Messrs. Jessick (Chairman), Kahn and McLaughlin, each of whom is independent within the meaning of the Securities and Exchange Commission regulations and the listing requirements of the Nasdaq Stock Market, which we refer to in this proxy statement as Nasdaq. The audit committee met six times during fiscal 2009.

Each member of the audit committee is financially literate, knowledgeable and qualified to review financial statements. Mr. Jessick is qualified as an "audit committee financial expert" within the meaning of Securities and Exchange Commission regulations. The board reached its conclusion as to the qualifications of Mr. Jessick based on his education and experience in analyzing financial statements of a variety of companies, most notably as the Chief Financial Officer and Executive Vice President of Finance and Investor Relations for Fred Meyer, Inc. from February 1997 to June 1999 and as Executive Vice President and Chief Financial Officer at Thrifty Payless Holdings, Inc. from 1993 to 1996. He currently serves on the Boards of WKI Holding Company, Inc. (audit committee chairman and compensation committee member), Rite Aid Corporation (audit committee chairman), and Big 5 Sporting Goods Corporation (audit committee chairman and nominating committee member). Consistent with Nasdaq listing requirements, our board determined that his concurrent service on these committees does not impair his ability to effectively serve on the audit committee.

*Corporate Governance and Nominating Committee.* The corporate governance and nominating committee is responsible for: (i) identifying individuals qualified to become board members and recommending to our board the nominees for election to our board; (ii) leading our board in its annual review of our board's performance, and making recommendations to our board regarding board organization, membership, function and effectiveness, as well as committee structure, membership, function and effectiveness; (iii) recommending to our board nominees for each committee of our board; (iv) reviewing our efforts to promote diversity among directors, officers, employees and contractors; and (v) arranging for an orientation for all directors.

The corporate governance and nominating committee amended its charter on September 24, 2008. A current copy of the amended and restated corporate governance and nominating committee charter was attached to our proxy statement for our fiscal 2008 annual meeting of stockholders as filed with the SEC on October 7, 2008. The corporate governance and nominating committee met one time during fiscal 2009.

The corporate governance and nominating committee currently consists of Messrs. Gavin (Chairman), Jessick, McLaughlin, Schwenke and Kahn.

All of the members of the corporate governance and nominating committee are independent within the meaning of Nasdaq listing requirements and the charter of the corporate governance and nominating committee.

*Human Resources and Compensation Committee.* The human resources and compensation committee is authorized to determine compensation for our senior executives and non-employee directors. The human resources and compensation committee met 13 times during fiscal 2009. The human resources and compensation committee amended its charter on September 24, 2009. A current copy of the amended and restated human resources and compensation committee charter was attached to our proxy statement for our fiscal 2008 annual meeting of stockholders as filed with the SEC on October 7, 2008.

The human resources and compensation committee currently consists of Messrs. Schwenke (Chairman), Kooper and Gavin.

All of the members of the human resources and compensation committee are independent within the meaning of Nasdaq listing requirements, a "nonemployee director" within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

The human resources and compensation committee seeks to compensate our executives at levels that are competitive with peer companies in order to attract, retain and motivate superior quality and highly experienced executives. Accordingly, its executive compensation programs emphasize variable pay in the form of annual and long-term incentive programs which tie a significant portion of an executive's compensation to our success in achieving key strategic and financial goals. The human resources and compensation committee does not delegate its authority to establish executive and director compensation to any other entity or person.

**Meetings of Directors and Annual Meeting of Stockholders**

The board met 10 times during fiscal 2009. Each incumbent director attended at least 75% of the aggregate meetings of our board during fiscal 2009 that were held following his election and of the meetings held by all committees on which he served. The non-management members of our board meet at least twice per fiscal year in executive session after regularly scheduled board meetings.

It is our policy that all of our board members attend annual meetings of stockholders except where the failure to attend is due to unavoidable circumstances or conflicts. All of our directors attended our fiscal 2008 annual meeting of stockholders.

**Director Independence**

No director is deemed to be independent unless our board affirmatively determines that the director has no material relationship with us, directly or as an officer, stockholder or partner of an organization that has a material relationship with us and in doing so, our board considers information regarding the relationships between each director and his family, on the one hand, and us, on the other. In assessing director independence, our board considers all commercial, charitable or other business relationships that any director may have with us and our affiliates, including those reported under "Certain Relationships and Related Transactions" below. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of ours and has not engaged in various types of business dealings with us. In addition, as further required by the Nasdaq listing requirements, our board has made a subjective determination with respect to each independent director that no relationships exist which, in the opinion of our board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, the directors reviewed and discussed information provided by the directors and us with regard to each director's business and personal activities as they may relate to us and our management. As a result of its review, our board affirmatively determined that all directors (other than Mr. Weiss) are independent of us and our management under the Nasdaq independence definition and that the audit committee, corporate governance and nominating committee and human resources and compensation committee are comprised exclusively of independent directors under the Nasdaq rules. Mr. Weiss is not considered independent because of his employment as one of our executives. The board also determined that the directors who serve as members of the audit committee are also "independent" for purposes of Section 10(A)(3) of the Exchange Act.

**Director Nominations**

In making its recommendations as to nominees for election to our board, the corporate governance and nominating committee may consider, in its sole judgment, recommendations of our Chief Executive Officer, other directors, senior executives, stockholders and third parties. The corporate governance and nominating committee may also retain third-party search firms to identify potential nominees.

Stockholders desiring to recommend nominees should submit their recommendations in writing to Roy Hibberd, Senior Vice President, General Counsel and Secretary, Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, PA 19312. Recommendations from stockholders should include pertinent information concerning the proposed nominee's background and experience. The corporate governance and nominating committee may consider, as one of the factors in its evaluation of stockholder recommended nominees, the size and duration of the interest of the recommending stockholder or stockholder group in our capital stock. The corporate governance and nominating committee may also consider the extent to which the recommending stockholder intends to continue holding its interest in our capital stock, including, in the case of nominees recommended for election at an annual meeting of stockholders, whether the recommending stockholder intends to continue holding its interest at least through the time of such annual meeting.

Based on the information provided to the corporate governance and nominating committee, it will make an initial determination whether to conduct a full evaluation of a candidate. As part of the full evaluation process, the corporate governance and nominating committee may conduct interviews, obtain additional background information and conduct reference checks of potential nominees. The corporate governance and nominating committee may also ask potential nominees to meet with management and other members of our board. After completing this evaluation process, the corporate governance and nominating committee makes a recommendation to the full board, which makes the final determination whether to nominate the candidate as a director.

In evaluating a candidate, our board, with the assistance of the corporate governance and nominating committee, takes into account a variety of factors as it deems appropriate, including the following:

- the nominee's understanding of our business and the industries in which we operate in general;
- the nominee's ability to regularly attend meetings of our board and of any committees on which the director would serve;
- the nominee's ability to review in a timely manner and understand materials circulated to our board regarding us or our industry;
- the nominee's ability to participate in meetings and decision making processes in an objective and constructive manner; and
- the nominee's ability to be reasonably available, upon request, to advise our officers and management.

The corporate governance and nominating committee also considers such other factors as it deems appropriate, including a nominee's integrity, experience, achievements, judgment, intelligence, personal character and capacity to make independent analytical inquiries, ability and willingness to devote adequate time to board duties, and the likelihood that he or she will be able to serve on our board for a sustained period. Due consideration is given to our board's overall balance of diversity of perspectives, backgrounds and experiences. The corporate governance and nominating committee will also consider factors such as global experience, experience as a director of a public company and knowledge of relevant industries.

**Ethics Hotline**

We encourage employees to raise possible ethical issues. We maintain an ethics hotline that is available 24 hours a day, seven days a week, and which is centrally answered by an independent, third-party service. Callers may remain anonymous and, to further protect the caller's anonymity, the telephone compliance hotline staff does not identify the gender of the caller, tape record the call or use "caller ID" or other methods to identify the telephone number of the caller. We prohibit retaliatory action against any individual for raising possible ethical issues, and employees at all levels are prohibited from retribution against anyone for reporting or supplying information about an ethical concern.

**Communications with the Board**

The board recommends that stockholders deliver any communications with our board in writing by sending them in care of our Secretary. Stockholders may send such communications by email to Roy Hibberd, our Senior Vice President, General Counsel and Secretary at Roy.Hibberd@dfg.com, or by mail to Roy Hibberd, Senior Vice President, General Counsel and Secretary, Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, PA 19312. The name(s) of any specific intended board recipient(s) should be noted in the communication.

## SECURITIES OWNERSHIP

The following table sets forth information as of September 24, 2009 regarding the beneficial ownership of common stock by each director, by each executive officer named in the Summary Compensation Table appearing elsewhere in this proxy statement, by all directors and executive officers as a group, and by each person known to us to be the beneficial owner of more than 5% of our outstanding common stock. Except as indicated below, to our knowledge, all of such common stock are owned directly, and the indicated person has sole voting and investment power.

We have calculated beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Shares of our common stock subject to options currently exercisable or exercisable within 60 days of September 24, 2009 are deemed to be outstanding for calculating the percentage of outstanding shares of the person holding those options, but are not deemed outstanding for calculating the percentage of any other person. As of September 24, 2009, there were a total of 24,104,027 shares of our common stock issued and outstanding. Unless otherwise indicated below in the footnotes to the table, the address of each officer and director is c/o Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, Pennsylvania 19312.

| Name and Address of Beneficial Owner: | Amount of Beneficial Ownership | Percent of Class |
|---|---|---|
| ***Directors:*** | | |
| Jeffrey A. Weiss | 941,561(1) | 3.84% |
| John Gavin | 47,088(2) | * |
| Clive Kahn | 49,966(3) | * |
| Michael Kooper | 41,050(4) | * |
| David Jessick | 55,005(5) | * |
| Ronald McLaughlin | 41,050(6) | * |
| Kenneth Schwenke | 58,481(7) | * |
| ***Other Named Executive Officers:*** | | |
| Sydney Franchuk | 45,148(8) | * |
| Silvio Piccini | 13,463(9) | * |
| Norman Miller | 70,034(10) | * |
| Randy Underwood | 103,142(11) | * |
| ***5% Stockholders:*** | | |
| Wasatch Advisors, Inc. | 2,825,155(12) | 11.72% |
| Southpoint Capital Advisors, LLC | 2,353,257(13) | 9.76% |
| Wellington Management Company, LLP | 2,012,068(14) | 8.35% |
| Royal Capital Management, LLC | 1,689,307(15) | 7.00% |
| Wells Fargo and Company | 1,299,897(16) | 5.39% |
| Burgundy Asset Management, Ltd. | 1,250,409(17) | 5.19% |
| Alydar Capital, LLC | 1,241,410(18) | 5.15% |
| All directors and executive officers as a group (15 persons) | 1,508,138(19) | 6.18% |

* Less than 1%

(1) Includes options to purchase 21,495 shares of common stock which are exercisable within 60 days of September 24, 2009 and 105,073 restricted shares of common stock.

(2) Includes options to purchase 23,632 shares of common stock which are exercisable within 60 days of September 24, 2009.

(3) Includes options to purchase 23,632 shares of common stock which are exercisable within 60 days of September 24, 2009.

(4) Includes options to purchase 23,216 shares of common stock which are exercisable within 60 days of September 24, 2009.

(5) Includes options to purchase 24,049 shares of common stock which are exercisable within 60 days of September 24, 2009.

(6) Includes options to purchase 23,216 shares of common stock which are exercisable within 60 days of September 24, 2009.

(7) Includes options to purchase 24,153 shares of common stock which are exercisable within 60 days of September 24, 2009.

(8) Includes options to purchase 1,042 shares of common stock which are exercisable within 60 days of September 24, 2009.

(9) Includes options to purchase 1,042 shares of common stock which are exercisable within 60 days of September 24, 2009.

(10) Includes options to purchase 2,604 shares of common stock which are exercisable within 60 days of September 24, 2009.

(11) Includes options to purchase 2,604 shares of common stock which are exercisable within 60 days of September 24, 2009.

(12) Wasatch Advisors, Inc., a registered investment advisor, has a principal place of business at 150 Social Hall Avenue, Salt Lake City, Utah 84111.

(13) As reported in a Schedule 13G/A filed on February 18, 2009 by Southpoint Capital Advisors LLC ("Southpoint CA LLC"), a Delaware limited liability company and the general partner of Southpoint Capital Advisors LP, a Delaware limited partnership "Southpoint Advisors"). Southpoint GP, LLC is a Delaware limited liability company and the general partner of Southpoint GP, LP, a Delaware limited liability company and the general partner of Southpoint Fund LP, a Delaware limited partnership (the "Fund"), Southpoint Qualified Fund LP, a Delaware limited partnership (the "Qualified Fund"), and Southpoint Master Fund, LP, a Cayman Islands exempted limited partnership (the "Master Fund"). Southpoint Offshore Fund, Ltd., a Cayman Island exempted company (the "Offshore Fund"), is also a general partner of the Master Fund. The shares are held by the Fund, the Qualified Fund and the Master Fund. Southpoint CA LLC, Southpoint GP, LLC, Southpoint GP, Southpoint Advisors, Robert W. Butts and John S. Clark II are deemed the beneficial owner and have the sole power to vote and dispose of the shares. The principal business address of Southpoint CA LLC is 623 Fifth Avenue, Suite 2503, New York, New York 10022.

(14) Wellington Management Company, LLP, a registered investment advisor, is a Massachusetts limited liability partnership and its principal place of business is located at 75 State Street, Boston, Massachusetts 02109.

(15) Royal Capital Management, LLC ("Royal Management"), a registered investment advisor, is a Delaware limited liability company. Royal Management purchased our common stock for the accounts of (i) Royal Capital Value Fund, L.P., a Delaware limited partnership ("Royal Fund"), (ii) Royal Capital Value Fund (QP), L.P., a Delaware limited partnership ("Royal Qualified"), (iii) Royal Capital Long Alpha Fund (QP), L.P., a Delaware limited partnership ("Royal Alpha Fund"), (iv) RoyalCap Master Fund, L.P., a Cayman Islands exempted limited partnership ("Royal Master"); (v) RoyalCap Long Alpha Master Fund, L.P., a Cayman Islands exempted limited partnership ("Royal Alpha Master"); and (vi) a separately managed account (the "Account"). Royal Management acts as investment manager to Royal Fund, Royal Qualified, Royal Alpha Fund, Royal Master, Royal Alpha Master and the Account. Messrs. Medway and Fergang are the principals of Royal Management. The address of Royal Management is 623 Fifth Avenue, 24th Floor, New York, NY 10022.

(16) Wells Fargo & Company, a parent holding company, holds or shares on its own behalf and on the behalf of: Wells Capital Management Incorporated, a registered investment advisor; Wells Fargo Funds Management, LLC, a registered investment advisor; Wells Fargo Bank, National Association, a bank; Wachovia Securities, LLC., a registered investment advisor, and; Wachovia Bank, National Association, a bank. The address of Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94163.

(17) The principal business address of Burgundy Asset Management, Ltd., a registered investment advisor, is 181 Bay Street, Suite 4510, Toronto, Ontario M5J 2T3.

(18) John A. Murphy, an individual, is Manager of Alydar Capital, LLC and Alydar Partners, LLC, both Delaware limited liability companies. Alydar Capital, LLC is the general partner of Alysheba Fund, L.P. and Alysheba QP Fund, L.P. Alydar Partners, LLC is the investment manager of Alysheba Fund Limited. John A. Murphy disclaims beneficial ownership of the securities. The address of Alydar Capital, LLC is 222 Berkeley Street, 17th Floor, Boston, Massachusetts, 02116.

(19) Includes options to purchase 173,285 shares of common stock which are exercisable within 60 days of September 24, 2009 and 105,304 restricted shares of common stock.

## EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

### Executive Officers

Our executive officers, as of October 5, 2009, including their respective ages and positions, are set forth below:

| Name | Age | Position |
|---|---|---|
| Jeffrey A. Weiss | 66 | Chairman of the Board and Chief Executive Officer |
| Randy Underwood | 59 | Executive Vice President and Chief Financial Officer |
| Norman Miller | 48 | Executive Vice President and Chief Operating Officer |
| Sydney Franchuk | 57 | Executive Vice President and Chairman — National Money Mart |
| Silvio Piccini | 46 | Senior Vice President and Managing Director — United Kingdom Operations |
| Roy Hibberd | 56 | Senior Vice President, General Counsel and Secretary |
| Peter Sokolowski | 48 | Senior Vice President of Finance and Corporate Treasurer |
| William Athas | 47 | Senior Vice President of Finance and Corporate Controller |
| Melissa Soper | 43 | Senior Vice President of Corporate Administration |

The following are biographical summaries of our executive officers. The summary for Mr. Weiss appears in the section of this proxy statement entitled "Proposal 1 — Election of Directors".

*Randy Underwood* has served as our Executive Vice President, Chief Financial Officer and Assistant Secretary since June 2004. Previously, Mr. Underwood served for three years as Senior Vice President, Global Finance and Administration and Chief Financial Officer for The Coleman Company, Inc. Prior to his tenure at The Coleman Company, Mr. Underwood held senior executive positions with Strategic Development Partners, Inc. from 1999 through 2001 and with Thorn Americas, Inc., the parent company of Rent-A-Center, Inc., including Senior Vice President and Chief Financial Officer and Division President, from 1988 through 1998. Earlier in his career, he practiced as a Certified Public Accountant with the firm of Peat, Marwick, Mitchell and Co.

*Norman Miller* has served as our Executive Vice President and Chief Operating Officer since April 2007. Previously, Mr. Miller was employed by Aramark, Inc., as Group President Sports & Entertainment from 2002 to 2006 and as President Correctional Services from 1998 to 2001.

*Sydney Franchuk,* our Executive Vice President and Chairman-National Money Mart has served in this capacity since January 2007. Mr. Franchuk served as President of our North America operations from November 1997 until January 2007. Previously, Mr. Franchuk held the position of Vice President of Finance and Administration for National Money Mart Co. and Check Mart, an affiliated company in the United States. Prior to joining us in 1985, Mr. Franchuk was a public accountant with Woods & Company and Ernst & Young LLP Chartered Accountants and is a Certified Management Accountant.

*Silvio Piccini,* our Senior Vice President and Managing Director — United Kingdom Operations, has served in this capacity since February 2008. From January 2007 until December 2007, Mr. Piccini served as a Principal of Strategic Retail Management, a retail consulting firm. Prior to that, Mr. Piccini served for one year as the Executive Vice President and Chief Merchandising Officer for Movie Gallery, Inc., a retail store video chain which acquired his employer of nine years, Hollywood Entertainment, in 2005. During Mr. Piccini's collective 10 years of employment in the video store industry, he held several positions including VP of Operations, SVP of Planning and Allocation, SVP of Merchandising, SVP of Marketing, and finally, EVP and Chief Merchandising Officer of the combined organization. Prior to that, Mr. Piccini worked for Taco Bell Corporation, then a subsidiary of Pepsico, Inc., in increasing roles of responsibility for seven years.

*Roy W. Hibberd* has served as our Senior Vice President, General Counsel since July 2005 and as our Secretary since June 2008. Prior to joining us, Mr. Hibberd served as a Managing Director of Smooth Engine, Inc., a consulting company and as a Managing Director of Millennium Services Corp., a franchise and business consulting firm, from July 2002 to July 2005. From 2000 until 2002, he served as the General Counsel and Managing Director (US) for the United States operations of Virtual Internet, plc, a London based public company providing internet services and from 1996 to 1999 as the Vice President and General Manager, The Americas, of the American Express Company.

*Peter Sokolowski* has served as our Senior Vice President of Finance and Corporate Treasurer since January 2008. Mr. Sokolowski previously was our Senior Vice President of Finance and Chief Credit Officer and he served as our Vice President Finance from 1991 to 2002. Prior to joining us in 1991, Mr. Sokolowski worked in various financial positions in the commercial banking industry.

*William Athas* has served as our Senior Vice President of Finance and Corporate Controller since January 2007. Previously, he was our Vice President, Finance and Corporate Controller. Prior to joining us in 2000, he was the divisional controller of Timet, a titanium metals company from December 1998 until January 2000. Mr. Athas worked at Asarco, Inc., a non-ferrous metals company, from 1987 to 1998, where he was the assistant corporate controller. He attained his CPA certification in 1989.

*Melissa Soper* has served as our Senior Vice President of Corporate Administration since July 2007. Previously, Ms. Soper served as our Vice President and General Manager, We the People Division from July 2005 until July 2007 and previously served from October 1996 through July 2005 as Vice President, Corporate Human Resources with overall responsibility for development of our global human resources department and for compliance with state and federal labor laws.

**Compensation Discussion and Analysis**

As a global provider of financial products and services to the under-banked community, the value we deliver to customers and shareholders depends in large part upon the quality and capabilities of our people. Our business model is based on our ability to both attract new customers and maintain relationships with existing customers and, to maintain our strong mission, customer focus, and entrepreneurial spirit. As with all of our employees, the recruitment, retention and motivation of our executive officers are critical factors to our business success. We believe that the senior leadership provided by our Chairman and Chief Executive Officer as well as the other individuals included in the "Summary Compensation Table" below, whom we refer to in this proxy statement as our named executive officers, is the cornerstone to successfully implementing and achieving our strategic plans. Through the following questions and answers we will explain all material elements of our executive compensation programs.

***What are the objectives of our executive compensation programs?***

Our compensation philosophy is to provide a strong focus on overall company financial performance, business development and creation of shareholder value. As a growth-oriented and entrepreneurial company, our executive compensation programs are designed to strongly align compensation with corporate performance and the creation of shareholder value. We also seek to compensate our executives at levels that are competitive with peer companies in order to attract, retain and motivate superior quality and highly experienced executives. Accordingly, our executive compensation programs emphasize variable pay in the form of annual and long-term incentive programs which tie a significant portion of an executive's compensation to our success in achieving key strategic and financial goals.

For our fiscal 2009 executive compensation program, our human resources and compensation committee retained an independent consultant, Radford Surveys and Consulting, which we refer to as Radford, to gather data regarding the types and amount of compensation that our industry peer companies (which we identify below) and other international retail and consumer companies from which we recruit pay their executives and other key employees. Radford assisted our human resources and compensation committee in the review of relevant data and determination of appropriate executive compensation levels, which we refer to as the Radford Executive Compensation Review. This review provides us with valuable data regarding the compensation level and practices of our peer and other targeted companies, which, in turn, assists us in setting compensation levels at competitive levels.

For fiscal 2010, the human resources and compensation committee retained the Hay Group, a global management consulting firm, to provide a review of our executive compensation programs, which we refer to as the Hay Group Executive Compensation Review. We largely maintained our group of peer companies selected for fiscal 2009 that include both financial services and broader consumer/retail services peers. Our human resources and compensation committee felt that given our retail focus, international operations and growth strategy, we have more sophisticated management needs than our financial services peers. Therefore, our human resources and compensation committee concluded that a broader consumer/retail services peer group is more representative of the caliber of executive talent needed to manage a high growth, multi-location and multi-national business.

We set annual compensation for fiscal 2009 based, in part, on a detailed report from Radford that we received in June 2008. In this report, Radford:

- described the compensation elements and practices of the peer companies selected by our human resources and compensation committee (identified below);
- compared the compensation levels of each of our named executive officers and certain other executives with those of our peers; and
- recommended various long-term incentive vehicles for consideration.

We set annual compensation for fiscal 2010 based, in part, on a detailed report from the Hay Group. In this report, the Hay Group:

- described the compensation elements and practices of the peer companies selected by our human resources and compensation committee (identified below);
- compared the compensation levels and pay mix of each of our named executive officers and certain other executives with those of our peers;

- compared the compensation levels of our named executive officers and certain other executives to Hay Group's General Industry and Retail Industry compensation surveys using Hay Group's Job Evaluation Methodology; and
- reviewed the long-term incentive plan design practices among the peer group and the general market and provided recommendations for the fiscal 2010 long-term incentive program.

Our Chairman and Chief Executive Officer and our Chief Financial Officer, and our Chairman and Chief Executive Officer with regard to our Chief Financial Officer, provided our human resources and compensation committee with:

- an assessment of each other named executive officer's performance contributions for the prior year as well as sustained performance contributions over a number of years; and
- significant changes in responsibilities delegated to each other named executive officer during the year.

Our human resources and compensation committee considered this information in each instance, and discussed the data and recommendations referenced above with our Chairman and Chief Executive Officer for recommendations for named executive officers other than himself, and representatives from Radford with respect to fiscal 2009 and the Hay Group with respect to fiscal 2010, with respect to senior executives' base pay and our annual cash bonus and long-term incentive programs. Our human resources and compensation committee considered all of the inputs described above, as well as additional factors such as retention issues, our short and long-term performance goals and our overall compensation philosophy, and presented its recommendations to our board for each element of compensation then being considered. Based on the empirical compensation data gathered during the Radford and the Hay Group Compensation Review, combined with the compensation philosophy and objectives communicated by our human resources and compensation committee, our board discussed, considered and approved these recommendations.

With respect to the compensation of our Chairman and Chief Executive Officer, our human resources and compensation committee is responsible for reviewing and approving the goals and objectives relating to our Chairman and Chief Executive Officer's compensation, evaluating the performance of our Chairman and Chief Executive Officer in light of such goals and objectives, and setting our Chairman and Chief Executive Officer's compensation level, perquisites and other benefits based on this evaluation, which are also then approved by our board. Discussions with respect to the compensation for our Chairman and Chief Executive Officer are held during executive sessions of the human resources and compensation committee. Only the members of the human resources and compensation committee are present for executive sessions and, at times, the committee's compensation consultant, currently the Hay Group, is present by invitation.

***What are the principal components of our executive compensation programs?***

Our executive compensation programs consist of three key elements: (i) base salary; (ii) performance-based annual bonus, payable in cash; and (iii) long-term incentive compensation, which for fiscal 2009 and fiscal 2010 included grants of restricted stock, restricted stock units, options to purchase our common stock and long-term cash incentives. Generally, as an executive's responsibilities increase, our human resources and compensation committee allocates a greater portion of his or her total compensation potential from fixed components such as base salary to variable components such as annual bonus and long-term incentive compensation. We believe this allocation approach reflects our pay-for-performance compensation philosophy because of the greater influence that most of our senior executives have on our annual and long-term business results. Each of these principal components is described in more detail below.

*Base Salary:* We use base salary as a significant retention tool that provides executives with a base level of income. Historically, base salary determinations for our named executive officers take into account many factors, including:

- the depth and breadth of an individual's past business experience;
- the individual's current and historical performance and contributions to us;
- the individual's future potential with us;

- the individual's role and unique skills;
- consideration of external market data relating to compensation for similar positions at peer companies, adjusted for the scope of responsibilities and the uniqueness of the role; and
- subjective positional performance criteria.

In addition to the factors described above, the human resources and compensation committee also considered the findings of the Radford Executive Compensation Review in making its base salary determinations for fiscal 2009 and the Hay Group Executive Compensation Review in making its base salary determination for fiscal 2010. Consistent with our compensation objectives of attracting and retaining top executive talent, we believe that the base salaries of our named executive officers should be set at levels which, while not always leading our peer group, are strongly competitive with our peer group. As such, our human resources and compensation committee, Chairman and Chief Executive Officer and our Chief Financial Officer determined that the appropriate base salary target for our named executive officers should be a combination of the 50th percentile of all peers and the aforementioned Hay Group surveys and methodology data, with the ability to move higher based on the factors noted above and other factors deemed relevant by the human resources and compensation committee. Given our international business model, we seek executive talent with large, international public company experience, and prefer executive talent with substantial consumer retail experience. Therefore, we consider benchmarking against the consumer/retail services industries to be more relevant than specialized financial services companies. We have found that benchmarking our executive pay to this broader industry group has enabled us to attract and retain the highest caliber executives from that group.

For fiscal 2009, we increased the base salaries for each of Messrs. Weiss (from $850,000 to $900,000), Underwood (from $420,000 to $445,000), Miller (from $425,000 to $450,000) and Piccini (from £157,500 to $275,000), respectively, to maintain the executive's salary with the targeted percentile of our peer group, after taking into account each of their respective roles and levels of responsibility within our organization as well as each of their expected contributions to our long-term business strategies and objectives. Fiscal 2009 salary increases were effective as of July 1, 2008, except with respect to Mr. Weiss, whose salary increase was effective November 1, 2008.

We did not increase Mr. Franchuk's base salary for fiscal 2009. Mr. Franchuk was promoted to the position of Executive Vice President and Chairman-National Money Mart Company effective January 1, 2007 and his base salary was increased at that time to C$400,000 to reflect the expanded responsibilities of his new position as well as past performance and market conditions.

Based upon the Hay Group Executive Compensation Review for fiscal 2010, the named executive officers are near the market median in total direct compensation which includes base salaries and, short and long-term incentives. Typically, the human resources and compensation committee would have recommended increases in base salaries for fiscal 2010 based on the Hay Group Executive Compensation Review and more specifically, management's performance against a number of previously determined performance goals. However, in light of the challenging economic conditions in the markets in which we compete, the human resources and compensation committee instead elected to award named executive officers and certain other executives discretionary cash bonus awards based on the committee's subjective judgment and our performance against financial and strategic objectives for fiscal 2009, leaving base salaries unchanged for this fiscal year.

Therefore, our human resources and compensation committee approved the payment of the following discretionary cash bonus awards, to be paid on or about September 1, 2009 to our named executive officers:

| Named Executive Officer | Discretionary Cash Bonus Award |
|---|---|
| Jeffrey A. Weiss | $45,000 |
| Randy Underwood | $66,750 |
| Norm Miller | $67,500 |
| Sydney Franchuk(1) | C$40,000 |
| Silvio Piccini | $13,750 |

(1) Reflected in Canadian dollars.

*Annual Bonus:* Our annual cash bonus program for our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer is referred to as our Executive Management Bonus Program. Our annual cash bonus program for our other key management employees is referred to as our Key Management Bonus Program. Each of our named executive officers is eligible to receive a target annual cash incentive award, expressed as a percentage of his base salary, under the applicable program. In general, participants in the Key Management Bonus Program fall within grade levels depending on position title, level of responsibility and scope of duties. Generally, an executive's target bonus opportunity increases as they progress in grade level. However, for Jeffrey Weiss, Randy Underwood and Norm Miller, the target awards are dictated by their respective employment agreements.

For fiscal 2009, each named executive officer's annual bonus, other than Messrs. Franchuk's and Piccini's, are determined largely based on the extent to which we achieve our consolidated targeted annual earnings before income taxes, depreciation, amortization and other items, which we refer to as EBITDA. Mr. Franchuk's annual bonus is determined in part based on the extent to which our Canadian retail operations achieves its EBITDA target and in part based on the extent to which we achieve our targeted consolidated EBITDA target. Mr. Piccini's annual bonus is determined in part based on the extent to which our United Kingdom retail operations achieves its EBITDA target and in part based on the extent to which we achieve our targeted consolidated EBITDA target. The annual bonus program is designed to be linked to the achievement of targeted EBITDA to motivate our named executive officers to improve our overall profitability.

During fiscal 2009, our board of directors revised the EBITDA targets initially established for the named executive officers at the beginning of the year as a result of significant variations in currency fluctuations. The board of directors believed that such adjustments to the annual cash bonus program for fiscal 2009 were necessary given the fluctuating currency market so that the annual bonus program would have the desired effect to incentivize management. Accordingly, the fiscal 2009 EBITDA calculation was based on the first six months EBITDA target based upon actual exchange rates and, the second six months EBITDA target based on constant currency rates, which resulted in an annual EBITDA target for fiscal 2009 of approximately $155 million and an annual EBITDA upper threshold target for fiscal 2009 of approximately $162.8 million for annual bonus purposes. As set forth in the table below, our named executive officers are entitled to receive the stated percentage of their salary as bonus upon meeting the EBITDA target. We begin paying the annual bonus to the named executive officer once we achieve 90% of the EBITDA target, which we refer to as the lower threshold. If EBITDA is above the lower threshold but less than the target amount, the named executive officer will earn a bonus as determined based on linear interpolation between such amounts. The named executive officer also earns a stretch bonus, as set forth in the table below, if we exceed our EBITDA target. If our EBITDA exceeds the target amount, the named executive officer will earn a bonus as determined based on linear interpolation between such amounts up to the upper threshold.

The tables below summarize the annual cash bonuses for our named executive officers for fiscal 2009 as approved by our human resources and compensation committee:

***Fiscal 2009 Annual Bonuses for Named Executive Officers***

Bonus Opportunity:

| | Target Bonus Opportunity as a Percentage of Salary | | Stretch Bonus Opportunity as a Percentage of Salary | | Total Bonus Opportunity for Fiscal 2009 | |
|---|---|---|---|---|---|---|
| **Executive** | **Business Unit EBITDA** | **Company Consolidated EBITDA** | **Business Unit EBITDA** | **Company Consolidated EBITDA** | **% of Base Salary** | **Amount in Local Currency** |
| Jeffrey A. Weiss | N/A | 100% | N/A | 50% | 150% | $1,350,000 |
| Randy Underwood | N/A | 80% | N/A | 80% | 160% | $ 712,000 |
| Norm Miller | N/A | 80% | N/A | 80% | 160% | $ 720,000 |
| Sydney Franchuk | 40% | 20% | 30% | 30% | 120% | C$ 480,000 |
| Silvio Piccini | 40% | 10% | 32.5% | 17.5% | 100% | $ 275,000 |

For 2009, the following bonuses were earned by our named executive officers.

Bonus Achieved:

| Executive | Target Bonus Achieved as a Percentage of Salary | | Stretch Bonus Achieved as a Percentage of Salary | | Total Bonus Achieved for Fiscal 2009 | |
|---|---|---|---|---|---|---|
| | Business Unit EBITDA | Company Consolidated EBITDA Results | Business Unit EBITDA | Company Consolidated EBITDA Results | % of Base Salary | Amount In Local Currency |
| Jeffrey A. Weiss | N/A | 100% | N/A | 1.28% | 101.28% | $911,520 |
| Randy Underwood | N/A | 80% | N/A | 2.048% | 82.048% | $365,114 |
| Norm Miller | N/A | 80% | N/A | 2.048% | 82.048% | $369,216 |
| Sydney Franchuk | 8% | 20% | 0% | 0.768% | 28.768% | C$115,072 |
| Silvio Piccini | 40% | 10% | 32.5% | 0.45% | 82.948% | $228,107 |

Final bonus payments are determined and paid after the completion of our fiscal year audit. On August 27, 2009, the board approved the payment of fiscal 2009 bonuses in accordance with the previously approved plan for our named executive officers. These amounts are set forth in the table above and in the "Summary Compensation Table" below.

On June 25, 2009, our human resources and compensation committee approved a cash bonus plan for fiscal 2010 for certain members of our executive management team and key personnel to be based upon EBITDA operating targets. The target bonus award and maximum bonus opportunity for each of our named executive officers are as follows: Mr. Weiss, 100% and 150%, respectively, Mr. Underwood, 80% and 160%, respectively, Mr. Miller, 80% and 160%, respectively, Mr. Franchuk, 60% and 120%, respectively, and Mr. Piccini, 50% and 100%, respectively. In addition, our board of directors has indicated that it may award additional bonuses in its discretion based upon individual and company performance against strategic objectives.

*Special Retention Equity Bonus Awards:* On December 4, 2008, the human resources and compensation committee approved the grant of special retention equity bonus awards to certain executives, including awards to Randy Underwood, Norman Miller and Silvio Piccini, each a named executive officer. Seventy-five percent of the value of the award granted to each recipient was granted in the form of restricted stock units and twenty-five percent of the value of such award was granted in the form of an option to purchase our common stock at an exercise price equal to $6.98, the closing price of our common stock on the date of grant. The awards were granted pursuant to the terms of the Company's 2005 Equity Incentive Plan and the 2007 Equity Incentive Plan. Mr. Underwood received an award of 42,980 restricted stock units and an option to purchase 40,064 shares of common stock, Mr. Miller received an award of 42,980 restricted stock units and an option to purchase 40,064 shares of common stock and Mr. Piccini received an award of 18,266 restricted stock units and an option to purchase 17,027 shares of common stock. One quarter of each award will vest as of December 31, 2009, one quarter will vest as of December 31, 2010 and the remaining one-half will vest as of December 31, 2011, subject to certain terms and conditions of each award as set forth in the grant agreement for each recipient. The recipients, including Mr. Underwood and Mr. Miller possess industry expertise and company knowledge that the committee believes is critical to our success and these awards are intended to enhance the likelihood that we retain the services of these management personnel. Further, given the unexpected affects of the global economy and its impact on the equity markets, the committee believed that a special retention award was necessary as equity awarded in previous incentive programs had little current retentive value.

*Long-Term Incentive Compensation:* Historically, our equity-based awards to executives have taken the form of restricted common shares or options to purchase our common stock under our 1999 Equity Incentive Plan and our 2005 Equity Incentive Plan. In November 2007, we began to grant awards under our 2007 Equity Incentive Plan. Awards were recommended by our Chairman and Chief Executive Officer and human resources and compensation committee and based on discretionary factors including but not limited to an executive's position, level and breadth of responsibility, and significant contributions to us.

At the end of June 2008 and 2009, our human resources and compensation committee approved the adoption of a long-term incentive program for fiscal 2009 and fiscal 2010, respectively, which we refer to as the LTIP. The LTIP is intended to achieve the following objectives:

- to enhance our ability to attract and retain desired talent;
- to reward both achievement of annual goals as well as sustained performance over time;

- to align executives' interests with shareholders' interests;
- to limit shareholder dilution; and
- to assist executives in planning for retirement.

A number of alternatives were considered for the LTIP and after evaluating the various alternatives in light of our long-term incentive compensation objectives, our human resources and compensation committee determined that including restricted stock units, non-qualified options to purchase shares of our common stock, and long-term cash incentives in our LTIP for fiscal 2010, the same elements used for our LTIP for fiscal 2009, allowed us the opportunity to achieve the largest number of these objectives.

All of our named executive officers participate in the LTIP, except for Mr. Weiss who is granted awards pursuant to the terms of his employment agreement. The program parameters for each of the components are as follows:

*Restricted Stock Units and Non-Qualified Stock Options:* Restricted stock unit awards and option awards for each of fiscal 2009 and 2010 were granted by our human resources and compensation committee on June 26, 2008 and August 11, 2009, respectively, and vest ratably on a quarterly basis over a three-year period beginning with the quarter ending September 30 after grant, thereby achieving a desired balance between short-term and long-term retention objectives for our key management and executives.

*Long-Term Cash Incentives:* Awards for each of fiscal 2009 and fiscal 2010 were granted by our human resources and compensation committee on June 26, 2008 and August 11, 2009, respectively, and vest ratably on an annual basis over a three-year period, provided that we meet certain EBITDA targets (which are the same as with the annual bonus program discussed above) and/or other strategic objectives as set by our board for fiscal 2009 and fiscal 2010, respectively, and the named executive officer remains employed with us on each respective payment date over the three year period.

The human resources and compensation committee intends to review the LTIP program each fiscal year to determine whether, and to what extent, awards under the LTIP will be granted in subsequent fiscal years.

For fiscal 2009, long-term incentives were provided to our named executive officers in the form of restricted stock units, options to purchase shares of our common stock and long term cash awards. Each of the three components equaled approximately one-third of the total value of the award. At the time of the awards, we believed that equity awards were more likely to enhance management retention and therefore we awarded two-thirds of the LTIP in restricted stock units and options. Awards for the named executive officers were as follows:

| Executive | Restricted Stock Units(1) | Options(1) | Long-Term Cash(2) |
|---|---|---|---|
| Randy Underwood | 12,500 | 31,250 | $240,000 |
| Norm Miller | 12,500 | 31,250 | $240,000 |
| Sydney Franchuk | 5,000 | 12,500 | $ 96,000 |
| Silvio Piccini | 5,000 | 12,500 | $ 96,000 |

(1) Awards are granted under our 2007 Stock Incentive Plan, are effective July 1, 2008, and vest ratably on a quarterly basis over a three-year period beginning with the quarter ending September 30, 2008, subject to the named executive officer remaining employed with us through the applicable vesting date.

(2) Awards are effective July 1, 2008 and vest on an annual basis over a three-year period, provided that we meet our annual EBITDA target and/or strategic objectives as determined by our board for the fiscal year ending June 30, 2009 and the named executive officer remains employed with us on each respective payment date — June 30, 2009, June 30, 2010 and June 30, 2011.

On June 25, 2009, our human resources and compensation committee determined that we met our targets for fiscal 2009 pursuant to our LTIP.

For fiscal 2010, long-term incentives were provided to our named executive officers in the form of restricted stock units, options to purchase shares of our common stock and long term cash awards. Restricted stock units and long term cash awards are each approximately forty percent of the total value of the award, with options valued at the remaining twenty percent. Based on the recent volatility of the market, we believed restricted stock units and long term cash were more likely to enhance management retention. For fiscal 2010, our named executive officers received the following LTIP awards:

| Executive | Restricted Stock Units(1) | Options(1) | Long-Term Cash(2) |
|---|---|---|---|
| Randy Underwood | 18,425 | 18,425 | $257,950 |
| Norm Miller | 18,425 | 18,425 | $257,950 |
| Sydney Franchuk | 4,604 | 4,604 | $ 64,453 |
| Silvio Piccini | 7,370 | 7,370 | $103,180 |

(1) Awards are granted under our 2007 Stock Incentive Plan, are effective July 1, 2009, and vest ratably on a quarterly basis over a three-year period beginning with the quarter ending September 30, 2009, subject to the named executive officer remaining employed with us through the applicable vesting date.

(2) Awards are effective July 1, 2009 and vest on an annual basis over a three-year period, provided that we meet our annual EBITDA target and/or strategic objectives as determined by our board for the fiscal year ending June 30, 2010 and the named executive officer remains employed with us on each respective payment date — June 30, 2010, June 30, 2011 and June 30, 2012.

On November 13, 2008, our human resources and compensation committee approved a grant to Mr. Weiss of 96,752 shares of restricted stock and options to purchase 48,469 shares of common stock at an exercise price equal to $9.38, the closing price of our common stock on the date of grant. This annual grant is provided for in Mr. Weiss' employment agreement with us.

On August 27, 2009, our human resources and compensation committee approved a special grant of an equity award to Mr. Weiss in the amount of $450,000 in recognition of his leadership and diligence during an extremely challenging business year, and as he was not included in previous special retention equity awards provided for other members of management. Seventy-five percent of the value of the equity award was granted in the form of restricted stock units, or 20,258 restricted stock units, and twenty-five percent of the value of such equity award was granted in the form of an option to purchase common stock of the Company, or 12,909 shares of common stock, at an exercise price equal to $16.66, the closing price of our Company's common stock on the date of grant. The equity award was granted pursuant to the Company's 2007 Equity Incentive Plan and, pursuant to the terms of Mr. Weiss' employment agreement. See "Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table — Jeffrey Weiss." The equity award will vest on December 31, 2010. The equity award also provides for the acceleration of vesting in the event of Mr. Weiss' (i) death, (ii) permanent disability, (iii) termination by the Company without cause or (iv) resignation for good reason.

### *Deferred Compensation Plan*

Certain of our key executives, including our named executive officers, are eligible to participate in our executive Deferred Compensation Plan, which is referred to in this proxy as the Deferred Compensation Plan. The Deferred Compensation Plan provides participants with the opportunity to save and accumulate additional income on a pre-tax basis which otherwise would be lost under our tax qualified 401(k) plan on account of Internal Revenue Code provisions which limit the compensation that may be taken into account, and the benefits that may be accrued under, a qualified plan.

Similar to a qualified 401(k) plan, the Deferred Compensation Plan enables participants to defer a percentage of their base salary and or bonus compensation and to choose how such deferred amounts are invested. Furthermore, as with our 401(k) plan, the Deferred Compensation Plan allows participants to earn a rate of return, based on the participant's investment elections, on their account balance on a tax-deferred basis. In addition, the Deferred Compensation Plan offers the flexibility of saving for retirement or for a shorter period of time. From time-to-time, we may make discretionary contributions to the Deferred Compensation Plan on the executive's behalf. These contributions are subject to vesting conditions as established by our board. We made no discretionary contributions to the Deferred Compensation Plan during fiscal 2009.

### *Capstone Award with Chairman and Chief Executive Officer and Retention Bonus with our Chief Financial Officer*

Pursuant to the terms of his initial employment agreement dated October 5, 2007, Mr. Weiss will be entitled to receive a supplemental retirement benefit (which we refer to as the Capstone Award). On December 18, 2008, we entered into an amendment to the employment agreement with Mr. Weiss with respect to the Capstone Award in order to revise the form and time of distribution of the Capstone Award. As originally provided for in his initial employment agreement, the Capstone Award is payable if Mr. Weiss terminates his employment by reason of retirement, he is terminated by us by reason of disability or without cause, or he resigns with good reason, or if a change in control occurs during his employment by us. Pursuant to the terms of the amendment to his employment agreement, Mr. Weiss will be entitled to receive a lump-sum payment which is the actuarial equivalent of an annual benefit of $300,000 (the amount originally provided for in his initial employment agreement) payable to him in equal monthly installments during his lifetime commencing on the first business day of the calendar month that follows the vesting date of the award and a $150,000 annual survivor benefit (the amount originally provided for in the initial employment agreement) payable on his subsequent death to his surviving spouse for her lifetime. If Mr. Weiss dies prior to the vesting date of the award and he then is and has remained married to his current spouse through his date of death, the Capstone Award shall not be paid and his spouse will be entitled to receive a lump-sum payment that is the actuarial equivalent of an annual benefit of $150,000 payable to her in equal monthly installments for her lifetime commencing on the first business day of the calendar month following Mr. Weiss' death. For a further discussion of Mr. Weiss' Capstone Award, see "Potential Payments upon Termination or Change in Control — Jeffrey Weiss" in this proxy statement.

Pursuant to the terms of his employment agreement, Mr. Underwood is entitled to receive an annual retention bonus at the rate of $150,000 per year, which in the event Mr. Underwood terminates his employment with us for any reason on or after June 30, 2011, the annual bonus will be payable at the same rate until Mr. Underwood's death and, if he has remained married to his spouse through the date of his death, his spouse will thereafter be entitled to receive $75,000 per year for her lifetime. The retention bonus will become vested upon the occurrence of the following: (a) Mr. Underwood terminates employment for any reason on or after June 30, 2011, (b) Mr. Underwood's employment is terminated by us without cause, by Mr. Underwood with good reason or by reason of Mr. Underwood's death or disability, or (c) our change in control. For a further discussion of Mr. Underwood's retention bonus, see "Potential Payments upon Termination or Change in Control — Randall Underwood" in this proxy statement.

- *What do we seek to reward and accomplish through our executive compensation programs?*

We believe that our compensation programs, collectively, should enable us to attract, retain and motivate high quality executives with international and public company experience. We provide annual bonus awards primarily to motivate key employees to meet business unit and corporate annual performance targets that take into account and enhance our performance. We evaluate our performance by reference to both our annual performance targets as compared to our annual internal EBITDA goals and, in addition, for fiscal 2010, strategic objectives as established by our board. Strategic objectives are annual objectives which contribute to our long term growth strategies. We design long-term incentive awards primarily to retain as well as to motivate and reward key employees over longer periods, generally ranging up to three years. Through vesting and forfeiture provisions that we include in annual awards of stock options, restricted stock units, and long-term cash incentives, we provide an additional incentive to executives to act in furtherance of our long-term and our shareholder's interests.

- *Why have we selected each principal component of our executive compensation programs?*

We have selected programs that we have found are commonly used by international public companies, both within and outside of our industry, because we have found commonly used programs are well understood by our shareholders, our executives, executives we seek to hire, and analysts and credit rating agencies. Moreover, we selected each program only after we first confirmed, with the assistance of outside professional advisors, that the program comports with settled legal and tax rules.

- *How do we determine the amount of each principal component of compensation to our executives?*

Our human resources and compensation committee exercises judgment and discretion in setting compensation for our senior executives only after it has first reviewed industry data and peer company practices, addressed targeted compensation with an independent compensation consultant, evaluated the recommendations of our Chairman and Chief Executive Officer and Chief Financial Officer, and evaluated our corporate performance. Our human resources and compensation committee has generally attempted to set our executive compensation as a whole within the middle range of comparative pay at peer group companies as described in more detail below under the heading *"To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?"*

We are currently parties to an employment agreement with certain of our named executive officers which provides that their salary and target annual bonus percentage is at a fixed rate agreed between the parties, other than our Chairman — National Money Mart and Managing Director — United Kingdom Operations which does not set forth a target annual bonus percentage, and therefore, this component cannot be reduced at the discretion of our human resources and compensation committee.

- *What specific items of corporate performance do we take into account in setting compensation policies and making compensation decisions?*

Historically, achievement of our targeted EBITDA at the consolidated and business unit levels and the achievement of our strategic objectives as established by our board have been the primary incentive targets under our annual bonus and long-term incentive compensation programs. For purposes of determining whether annual EBITDA targets have been achieved, our human resources and compensation committee may make adjustments to our EBITDA results in any objective manner it deems appropriate in its discretion to take into account the impact of extraordinary or non-recurring events such as a significant investment, disposition or acquisition, or performance toward and achievement of our strategic objectives.

Additionally, under our fiscal 2009 and fiscal 2010 LTIP, respectively, we make payments for the long-term cash compensation component if we meet certain EBITDA targets and/or other strategic objectives as set by our board for the respective fiscal years and, the named executive officer remains employed with us on each respective payment date which for fiscal 2009 is June 30, 2009, June 30, 2010 and June 30, 2011 and for fiscal 2010 is June 30, 2010, June 30, 2011, and June 30, 2012.

- *What factors do we consider in decisions to increase or decrease compensation materially?*

As stated above under the heading "How do we determine the amount of each principal component of compensation to our executives," we have contractual commitments with each Jeffrey Weiss, Randy Underwood and Norm Miller to pay a rate of base salary and annual target bonus mutually agreed upon as a result of the arms length negotiation of each named executive officer's employment agreement with us, thereby limiting our ability to decrease those components of their compensation during the respective terms of their employment agreements. The factors that we consider in decisions to increase compensation include the individual performance of the executive, our corporate performance, and the annual benchmarking initiatives as discussed throughout this Compensation Discussion and Analysis.

- *How do accounting considerations impact our compensation practices?*

Prior to implementation of a compensation program and awards under the program, we evaluate the cost of the program and awards in light of our current performance and anticipated budgeted performance. We also review the design of compensation programs to assure that the recognition of expense for financial reporting purposes is consistent with our financial modeling. We designed our fiscal 2009 and fiscal 2010 programs so that overall costs fell within a budgeted dollar amount and, that the awards under those programs would be accounted for under standards governing equity-based arrangements and, more specifically, so that they would be afforded fixed treatment under those standards.

- *How do tax considerations impact our compensation practices?*

Prior to our implementation of a compensation program and awards under the program, we evaluate the Federal and international income tax consequences, both to us and to our executives, of the contemplated program and awards. Before approving a program, our human resources and compensation committee receives an explanation from our outside professionals as to the tax treatment of the program and awards under the program, and assurances from our outside professionals that the tax treatment should be respected by taxing authorities.

Section 162(m) of the Internal Revenue Code limits our tax deduction each year for compensation to each of our Chairman and Chief Executive Officer and our three other highest paid executive officers (not including our Chief Financial Officer) to $1 million unless, in general, the compensation is paid under a plan that is performance-related, non-discretionary and has been approved by our shareholders. Our human resources and compensation committee monitors, and will continue to monitor, the effect of Section 162(m) on our compensation programs; however, given our significant net operating losses, we have not attempted to structure compensation to be fully deductible under Section 162(m).

We adopted our Deferred Compensation Plan primarily for our U.S. executives to provide them with an opportunity to save for the future without paying a current tax on the deferred amounts.

- *Why have we entered into agreements with named executive officers that provide for post-employment payments following a change-in-control?*

We have found it is in our best interest to have agreements with certain of our named executive officers to assure that we will have the continued dedication and objectivity of those individuals, notwithstanding the possibility, threat or occurrence of a change in control. The agreements with our Chairman and Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chairman of National Money Mart Company provide for post-employment payments following a change in control as described in the "— Payments upon Termination of Employment and Change in Control " section below.

- *To what extent do we benchmark total compensation and material elements of compensation and what are the benchmarks that we use?*

As discussed previously, in setting compensation for our named executive officers for fiscal 2009 and 2010, our human resources and compensation committee compared the elements of total compensation to compensation provided by peer groups of industry, financial services and broader consumer/retail services peers, preferably with international operations. Our human resources and compensation committee used peer group data primarily as a frame of reference to set executive compensation as a whole within the middle range of comparative pay at the peer group companies. As described above, for fiscal 2009 and 2010, our human resources and compensation committee selected industry, financial services and broader consumer/retail services peers as we have found that such companies are frequently more reflective of the companies with which we compete for executive talent than our industry peers. As previously noted, we largely maintained our group of peer companies selected for fiscal 2009. Our fiscal 2010 peer companies are listed in alphabetical order below:

| **Industry Peers** | **Financial Services Peers** | **Retail Peers** |
|---|---|---|
| Advance America | Coinstar, Inc. | Aeropostale, Inc. |
| Cash America International, Inc. | Compucredit Corporation* (fiscal 2009 only) | Aaron Rents, Inc. * |
| EZCorp, Inc. | | American Eagle Outfitters, Inc. |
| First Cash Financial Services, Inc. | Euronet Worldwide, Inc. | |
| | Global Cash Access Holdings, Inc. | |
| | Global Payments, Inc. | Cheesecake Factory, Inc. |
| | Heartland Payment Systems, Inc. | Collective Brands, Inc. |
| | | Denny's Corp. |
| | Jackson Hewitt Tax Services, Inc.* | Dick's Sporting Goods, Inc. |
| | MoneyGram International, Inc.* (fiscal 2009 only) | Dollar Thrifty Automotive Group, Inc. |
| | Ocwen Financial Corp. | |
| | Verifone Holdings Inc. (fiscal 2010 only) | O'Reilly Automotive, Inc. |
| | World Acceptance Corp. (fiscal 2010 only) | |
| | | Rent-A-Center, Inc.* |
| | | Ruby Tuesday, Inc. |
| | | Urban Outfitters, Inc. |

* *Services our customer demographic base*

We have not adopted a policy that provides for recovery of an award if a performance measure used to calculate the award is subsequently adjusted in a manner that would reduce the size of the award. Although, we have not previously experienced any such restatements or adjustments, if we were to experience such an adjustment, our human resources and compensation committee would assess the circumstances relating to the adjustment and take such actions as it believes to be appropriate.

- *What is the role of our executive officers in the compensation process?*

Our human resources and compensation committee meets periodically with our Chairman and Chief Executive Officer and our Chief Financial Officer to address executive compensation, including the rationale for our compensation programs and the efficacy of the programs in achieving our compensation objectives. Our human resources and compensation committee invites representatives of an independent compensation consulting firm (Radford with respect to fiscal 2009 and the Hay Group with respect to fiscal 2010) to join pertinent meetings and occasionally requests one or more other members of senior management to participate in certain meetings. Through these meetings, our human resources and compensation committee directs senior management and the compensation consultant to provide industry data, including levels and forms of compensation provided at peer companies, and legal, tax and financial analyses and counsel. Our human resources and compensation committee also relies on senior management to evaluate compensation programs to assure that they are designed and implemented in compliance with laws and regulations, including SEC reporting requirements. Our human resources and compensation committee principally relies on the recommendations of our Chairman and Chief Executive Officer regarding the performance of his direct reports. At meetings held in June 2008 and June through August 2009, our human resources and compensation committee received recommendations from our Chairman and Chief Executive Officer regarding salary adjustments, discretionary bonus awards and long-term incentive awards for our executive officers other than himself. Our human resources and compensation committee accepted these recommendations after concluding that the recommendations comported with our human resources and compensation committee's objectives and philosophy and it's evaluation of our performance, and industry and other supporting data.

### Human Resources and Compensation Committee Report

Our human resources and compensation committee has reviewed and discussed the Compensation Discussion and Analysis with our management and, based on the review and discussion, recommended to our board that the Compensation Discussion and Analysis be included in this proxy statement and thereby incorporated by reference into our Annual Report on Form 10-K. The board accepted the human resources and compensation committee's recommendation. This report is made by the undersigned members of the human resources and compensation committee:

Kenneth Schwenke (Chair)
John Gavin
Michael Kooper

*Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act or the Exchange Act that might incorporate this proxy statement or future filings with the SEC, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.*

### Human Resources and Compensation Committee Process and Procedures

Our human resources and compensation committee's charter has been approved by our board upon the recommendation of our corporate governance and nominating committee. Our human resources and compensation committee and corporate governance and nominating committee review the charter no less frequently than annually. Under its charter, our human resources and compensation committee's responsibilities include:

- Review and approve our goals and objectives relating to the Chairman and Chief Executive Officer's compensation, evaluate the performance of the Chairman and Chief Executive Officer in light of such goals and objectives, and set the Chairman and Chief Executive Officer's compensation level, perquisites and other benefits based on this evaluation.

- In consultation with our Chairman and Chief Executive Officer, review and approve the compensation, perquisites and other benefits (including, but not limited to, (i) annual base salary level, (ii) annual incentive compensation, (iii) long-term incentive compensation, (iv) employment, severance and change-in-control agreements, if any, and (v) retirement benefits, if any) for each of our executive officers, including the named executive officers, in each such case taking into account the recommendations of the Chairman and Chief Executive Officer and such other information as the human resources and compensation committee believes appropriate.

- Periodically review and approve new compensation programs for our executive officers; review annually our executive compensation programs to determine whether they are properly coordinated and achieving their intended purposes; and establish and periodically review policies for the administration of executive compensation programs.

- Review and recommend to our board the appropriate structure and amount of compensation for the non-employee directors.

- Establish and periodically review policies in the area of senior management perquisites.

- Review and approve material changes in our employee benefit plans; make recommendations to our board generally with respect to incentive-compensation plans, equity-based plans and deferred compensation plans; establish criteria for the granting of options and other stock-based awards to our executive officers and other employees and review and approve the granting of options and other stock-based awards to our executive officers, including administering our 1999 stock incentive plan, our 2005 stock incentive plan, our 2007 equity incentive plan and any other incentive-compensation plans, equity-based plans and deferred compensation plans; and administer our incentive and equity-based plans and programs.

- Review and approve the terms of any employment agreement executed by us with an executive officer, including any of our named executive officers.

- Exercise sole authority to retain, and terminate, any third party consultants to assist in the evaluation of director, Chairman and Chief Executive Officer or executive compensation and exercise sole authority to approve such consultant's fees and other retention terms.

- Review and reassess annually the adequacy of the human resources and compensation committee charter and recommend any proposed changes to our board and annually evaluate its own performance.

- Review the Compensation Discussion and Analysis, which we refer to as the CD&A, section to be included in our annual proxy statement or other report or filing, discuss the CD&A with our management, and recommend to our board that the CD&A be included in our annual report on Form 10-K and/or proxy statement.

- Review our succession planning process for our Chairman and Chief Executive Officer and all executive officers and make recommendations to our board regarding succession planning issues.

In the questions and answers set forth above under the caption "Compensation Discussion and Analysis" we have addressed the role of executive officers in the executive compensation process. See the question "What is the role of our executive officers in the compensation process?" With respect to compensation of directors, the role of our executive officers is limited to furnishing such industry data, summaries and legal and financial analyses as the human resources and compensation committee requests from time to time.

Our human resources and compensation committee has engaged the Hay Group to provide it with peer group and industry compensation data and advice on compensation best practices. The instructions given by our human resources and compensation committee to the Hay Group will vary yearly but typically will include a request: (i) that the firm prepare an executive compensation peer group analysis that covers our senior executives, (ii) that the firm compile current data with regard to industry compensation trends and practices and (iii) for a recommendation as to ranges for base salary, annual incentives and long-term incentives for executives officers and directors. Pursuant to the terms of its engagement by our human resources and compensation committee, the Hay Group is directed to recommend programs that are fair, reasonable and balanced and designed to attract, retain, motivate and reward executives for performance, while closely aligning the interests of executives with those of shareholders.

## Summary Compensation Table

The following table sets forth summary information concerning compensation of our principal executive officer and principal financial officer and each of the next three most highly compensated current executive officers whose total compensation (excluding any compensation as a result of a change in pension value and non-qualified deferred compensation earnings) exceeded $100,000 during fiscal 2009. We refer to these persons in this proxy statement as our named executive officers.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)(2) | Option Awards ($)(3) | Non-Equity Incentive Plan Compensation ($) | Change in Pension Value and Nonqualified Deferred Compensation Earnings | All Other Compensation ($)(18) | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Jeffrey A. Weiss, . . . . . . . . . Chairman of the Board and Chief Executive Officer | 2009 | $882,692 | — | $345,543 | $174,064 | $ 911,520(4) | $1,335,537(13) | $198,586 | $3,847,942 |
| | 2008 | $831,044(1) | — | $110,574 | $ 82,688 | $1,134,421(14) | $2,848,353(13) | $208,986 | $5,216,066 |
| | 2007 | $775,000(1) | — | $ 34,076 | — | $ 612,003(9) | — | $261,951 | $1,683,030 |
| Randy Underwood, . . . . . . . Executive Vice President and Chief Financial Officer | 2009 | $445,000(1) | — | $304,257 | $218,173 | $ 545,114(5) | —(13) | $187,398 | $1,699,942 |
| | 2008 | $392,500(1) | — | $184,924 | $ 62,886 | $ 660,851(15) | $1,239,369(13) | $253,960 | $2,794,490 |
| | 2007 | $311,000(1) | — | $ 51,784 | $100,799 | $ 370,271(10) | — | $ 82,907 | $ 916,761 |
| Norman Miller, . . . . . . . . . . Executive Vice President and Chief Operating Officer | 2009 | $450,000(1) | — | $252,473 | $324,705 | $ 549,216(6) | — | $ 21,750 | $1,598,144 |
| | 2008 | $425,000(1) | — | $133,140 | $293,967 | $ 667,528(16) | — | $ 27,410 | $1,547,045 |
| Sydney Franchuk, . . . . . . . . Executive Vice President and Chairman — National Money Mart Company (12) | 2009 | $358,269 | — | $252,117 | $ 82,286 | $ 191,250(7) | — | $ 31,204 | $ 915,126 |
| | 2008 | $396,296 | — | $224,384 | $ 55,025 | $ 313,931(17) | — | $ 33,393 | $1,023,029 |
| | 2007 | $298,207 | $108,488 | $ 96,984 | $ 88,199 | $ 367,384(11) | — | $ 39,502 | $ 998,764 |
| Silvio Piccini, . . . . . . . . . . . Senior Vice President and Managing Director — United Kingdom Operations | 2009 | $291,712 | — | $114,743 | $ 77,830 | $ 260,107(8) | — | 233,893 | $ 978,285 |

(1) Includes salary deferred by the named executive officer under our Deferred Compensation Plan. Payment of such salary is deferred until retirement, or in some instances, until a specified date prior to retirement.

(2) The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, in accordance with FAS 123(R), of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to fiscal 2007, in and prior to fiscal 2008, and in and prior to fiscal 2009, respectively.

(3) The amounts shown in this column reflect the dollar amount recognized for financial statement reporting purposes for fiscal 2007, fiscal 2008 and fiscal 2009, respectively, in accordance with FAS 123(R) of awards pursuant to our equity compensation plans and therefore include amounts from awards granted in and prior to fiscal 2007, in and prior to fiscal 2008, and in and prior to fiscal 2009, respectively. The valuation assumptions used in the calculation of this amount are described in Note 4 to our financial statements included in our Annual Report on Form 10-K for fiscal 2007, fiscal 2008, and fiscal 2009, respectively.

(4) Consists of a $911,520 cash bonus award pursuant to an Executive Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted annual earnings before interest, taxes, depreciation and amortization and other items, which we refer to in this proxy statement as EBITDA objectives.

(5) Consists of (i) a $365,114 cash bonus award pursuant to our Executive Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted EBITDA objectives, (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by the Board of Directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our

fiscal 2009 consolidated targeted pre-tax income objectives. The Committee and the Board determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(6) Consists of (i) a $369,216 cash bonus award pursuant to our Executive Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted EBITDA objectives, (ii) the vesting and payment of $80,000 of the $240,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iv) the vesting and payment of $66,667 of the $200,000 long-term cash incentive granted in fiscal 2008. The $80,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by the Board of Directors. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were granted effective July 1, 2007 and were conditioned upon achieving our fiscal 2009 consolidated targeted pre-tax income objectives. The Committee and the Board determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(7) Consists of (i) a $99,250 cash bonus award pursuant to our Key Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted EBITDA objectives and (ii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009, (iii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iv) the vesting and payment of $40,000 of the $120,000 long-term cash incentive granted in fiscal 2008. The $32,000 portion of the long-term cash incentive was granted effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by the Board of Directors. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2009 consolidated targeted pre-tax income objectives. The Committee and the Board determined that we met the strategic objectives for fiscal year 2009 and, accordingly, these awards vested.

(8) Consists of (i) a $228,107 cash bonus award pursuant to our Key Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2009 consolidated targeted EBITDA objectives and (ii) the vesting and payment of $32,000 of the $96,000 long-term cash incentive awarded in fiscal 2009. The $32,000 portion of the long-term cash incentive was awarded effective July 1, 2008 and was conditioned upon achieving our fiscal 2009 annual EBITDA target and/or strategic objectives as established by the Board of Directors. The Committee and the Board determined that we met the strategic objectives for fiscal year 2009 and, accordingly, this award vested.

(9) Consists of a $612,003 cash bonus award pursuant to an employment agreement, which is determined largely based on the extent to which we achieved our fiscal 2007 EBITDA objectives.

(10) Consists of (i) a $270,271 cash bonus award pursuant to our Executive Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2007 consolidated targeted EBITDA objectives and (ii) a $100,000 company contribution to the Deferred Compensation Plan and a deposit of such amount to the participant's account. The $100,000 company contribution to our Deferred Compensation Plan was awarded effective July 1, 2006 and was conditioned upon achieving our fiscal 2007 consolidated targeted pre-tax income objectives. We achieved these objectives and, accordingly, this award vests monthly over 24 months beginning July 31, 2007.

(11) Consists of (i) a cash bonus of $65,804 pursuant to the Key Management Bonus Program, which was determined in part based on the extent to which Mr. Franchuk's assigned business unit achieved its fiscal 2006 targeted EBITDA objectives and in part based on the extent to which we achieved our fiscal 2006 consolidated targeted EBITDA objectives, (ii) a cash bonus of $226,580 pursuant to our Key Management Bonus Program, which was determined in part based on the extent to which Mr. Franchuk's assigned business unit achieved its fiscal 2007 targeted EBITDA objectives and in part based on the extent to which we achieved our fiscal 2007 consolidated targeted EBITDA objective and (iii) a $75,000 company contribution to the Deferred Compensation Plan and a deposit of such amount to the participant's account. The $75,000 company contribution to our Deferred Compensation Plan was awarded effective July 1, 2006 and was conditioned upon achieving

our fiscal 2007 consolidated targeted pre-tax income objectives. We achieved these objectives and, accordingly, this award vests monthly over 24 months beginning July 31, 2007.

(12) The dollar amounts shown for Mr. Franchuk were converted to U.S. dollars from Canadian dollars using the exchange rate on the last business day of the applicable fiscal year. For fiscal 2009, CDN$1.00 was equal to US$0.8602.

(13) This amount reflects the present value of the Capstone Award and the Special Retention Award contained in the employment agreements of Mr. Weiss and Mr. Underwood, respectively, as if such individuals retired as of December 10, 2010 and June 30, 2011, respectively (which are the dates upon which they first become eligible for the respective awards). Because these awards were not in place in fiscal 2007, the amounts disclosed for fiscal 2008 in this table are the present value of such awards. In fiscal 2009, only the change in the present value of the Capstone Award is reflected in the table for Mr. Weiss. For fiscal 2009, there was no change in the present value of the Special Retention Award for Mr. Underwood.

(14) Consists of a $1,134,421 cash bonus award pursuant to an employment agreement, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives.

(15) Consists of (i) a $560,851 cash bonus award pursuant to our Executive Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives, (ii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account and (iii) the vesting and payment of $66,667 of the $200,000 long-term cash incentive awarded in fiscal 2008. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2008 consolidated targeted pre-tax income objectives. We achieved these objectives and, accordingly, these awards vested.

(16) Consists of (i) a $567,528 cash bonus award pursuant to our Executive Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives, (ii) the vesting of $33,333 of the $100,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iii) the vesting and payment of $66,667 of the $200,000 long-term cash incentive awarded in fiscal 2008. The $33,333 portion of the company contribution to our Deferred Compensation Plan and the $66,667 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2008 consolidated targeted pre-tax income objectives. We achieved these objectives and, accordingly, these awards vested.

(17) Consists of (i) a $253,931 cash bonus award pursuant to our Key Management Bonus Program, which is determined largely based on the extent to which we achieved our fiscal 2008 consolidated targeted EBITDA objectives, (ii) the vesting of $20,000 of the $60,000 fiscal year 2008 company contribution to the Deferred Compensation Plan and the deposit of such amount to the participant's account, and (iii) the vesting and payment of $40,000 of the $120,000 long-term cash incentive awarded in fiscal 2008. The $20,000 portion of the company contribution to our Deferred Compensation Plan and the $40,000 portion of the long-term cash incentive were awarded effective July 1, 2007 and were conditioned upon achieving our fiscal 2008 consolidated targeted pre-tax income objectives. We achieved these objectives and, accordingly, these awards vested.

(18) Includes the following additional compensation:

| Name | Year | 401(k) Match | Retirement Plan Contributions | Vesting of a Special Retention Bonus | Deferred Compensation Contributions Subject to Vesting Conditions | Discretionary Deferred Compensation Contributions | Life Insurance(b) | Perquisites(d) |
|---|---|---|---|---|---|---|---|---|
| Jeffery A. Weiss | 2009 | $9,469 | — | — | — | — | $129,160 | $ 59,957 |
| | 2008 | $8,007 | — | — | — | — | $127,550 | $ 73,429 |
| | 2007 | $8,355 | — | — | $150,000 | — | $ 29,845 | $ 73,751 |
| Randy Underwood | 2009 | $8,752 | — | $ 66,600(c) | — | — | $ 6,060 | $105,986 |
| | 2008 | $6,548 | — | $133,400(c) | — | $2,366 | $ 5,660 | $105,986 |
| | 2007 | $4,932 | — | — | — | $2,567 | — | $ 75,408 |
| Norm Miller | 2009 | $4,563 | — | — | — | $3,207 | $ 1,980 | $ 12,000 |
| | 2008 | — | — | — | — | — | $ 1,319 | $ 26,091 |
| Sydney Franchuk | 2009 | — | $22,864(a) | — | — | — | — | $ 8,340 |
| | 2008 | — | $23,553(a) | — | — | — | — | $ 9,840 |
| | 2007 | — | $29,691(a) | — | — | — | — | $ 9,811 |
| Silvio Piccini | 2009 | — | — | — | — | — | — | $233,893 |

(a) This amount represents our annual contribution, equal to ten percent of his base salary, to Mr. Franchuk's personal "registered" retirement plan, a form of tax favored retirement arrangement under Canadian law.

(b) Consists of premiums paid by us for life insurance for which we are not the named beneficiary under this policy.

(c) Mr. Underwood was granted a special retention bonus on July 13, 2007 of which one-third vested upon issuance, one-third vested as of June 30, 2008 and one-third vested as of June 30, 2009. The disclosed amount reflects the portion of the award vested as of June 30, 2008 and June 30, 2009.

(d) Includes the following perquisites:

| Name | Year | Automobile(i) | Country Club(ii) | Housing Allowance(iii) | Benefits Allowance(iv) | Personal Expenses |
|---|---|---|---|---|---|---|
| Jeffery A. Weiss | 2009 | $ 1,325 | $39,951 | — | — | $ 18,681(v) |
| | 2008 | $ 7,111 | $41,797 | — | — | $ 24,521(v) |
| | 2007 | $ 7,350 | $38,110 | — | — | $ 28,291(v) |
| Randy Underwood | 2009 | $24,000 | — | $36,000 | $45,986 | — |
| | 2008 | $24,000 | — | $36,000 | $45,986 | — |
| | 2007 | $21,500 | — | $28,500 | $25,408 | — |
| Norm Miller | 2009 | $12,000 | — | — | — | — |
| | 2008 | $12,000 | — | — | — | $ 14,091(vi) |
| Sydney Franchuk | 2009 | $ 8,340 | — | — | — | — |
| | 2008 | $ 9,840 | — | — | — | — |
| | 2007 | $ 9,811 | — | — | — | — |
| Silvio Piccini | 2009 | $ 9,967 | — | $80,737 | — | $143,189(vii) |

(i) Includes the personal benefits associated with the use of a car paid by us in the case of Messrs. Weiss, Franchuk and Piccini. In calculating these benefits, we took the annual cost of the car to the company (which included its depreciation, insurance premiums, maintenance and repair and fuel costs) and multiplied it by the percent of personal use claimed by the executive. Messrs. Underwood and Miller received an annual car allowance for the amounts shown.

(ii) Includes the personal benefits associated with the use of country club memberships paid by us. In calculating this benefit, we took the annual cost of the applicable country club membership and multiplied it by the percent of personal use claimed by the executive.

(iii) Messrs. Underwood and Piccini receive a monthly housing allowance.

(iv) Mr. Underwood receives a monthly benefits allowance for the reimbursement of life and long term disability insurance premiums and in 2008 and 2009 a tax gross-up allowance for allowances received.

(v) Represents personal tax and legal services paid by us.

(vi) Represents personal travel related costs paid by us.

(vii) Represents a tuition allowance for Mr. Piccini's children of $44,550 and foreign tax reimbursement of $98,639. Mr. Piccini is working as an expatriate in the United Kingdom and we pay the difference between the payroll taxes in the United Kingdom and the taxes Mr. Piccini would otherwise have paid in the United States.

### Grants of Plan Based Awards

The following table sets forth information regarding grants of plan based awards to our named executive officers for fiscal 2009 and, with respect to non-equity incentive plan awards, represents the threshold, target and maximum payouts designated under our annual bonus plans discussed above under "— Compensation Discussion and Analysis."

| Name | Grant Date | Estimated Future Payments Under Non-Equity Incentive Plan Awards Threshold ($) | Target ($) | Maximum ($) | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards(4) |
|---|---|---|---|---|---|---|---|---|
| Jeffrey A. Weiss | | $90,000(1) | $900,000(1) | $1,350,000(1) | — | — | — | — |
| | 11/13/08 | — | — | — | 96,752(5) | — | — | $907,534 |
| | 11/13/08 | — | — | — | — | 48,366(3)(5) | $9.38 | $226,885 |
| Randy Underwood | | $35,600(1) | $356,000(1) | $ 712,000(1) | | | | |
| | | $80,000(2) | $240,000(2) | $ 240,000(2) | — | — | — | — |
| | 12/4/08 | — | — | — | 42,980(6) | — | — | $300,000 |
| | 12/4/08 | — | — | — | — | 40,064(6) | $6.98 | $138,381 |
| Sydney Franchuk | | $20,700(1) | $207,000(1) | $ 414,000(1) | — | — | — | — |
| | | $32,000(2) | $ 96,000(2) | $ 96,000(2) | — | — | — | — |
| Norman Miller | | $36,000(1) | $360,000(1) | $ 720,000(1) | — | — | — | — |
| | | $80,000(2) | $240,000(2) | $ 240,000(2) | — | — | — | — |
| | 12/4/08 | — | — | — | 42,980(6) | — | — | $300,000 |
| | 12/4/08 | — | — | — | — | 40,064(6) | $6.98 | $138,381 |
| Silvio Piccini | | $13,750(1) | $137,500(1) | $ 275,000(1) | — | — | — | — |
| | | $32,000(2) | $ 96,000(2) | $ 96,000(2) | — | — | — | — |
| | 12/4/08 | — | — | — | 18,266(6) | — | — | $127,497 |
| | 12/4/08 | — | — | — | — | 17,027(6) | $6.98 | $ 58,811 |

(1) Includes the fiscal 2009 threshold, target and maximum payouts designated under our Executive Management Bonus Program and Key Management Bonus Program. For a discussion of the terms of such bonus programs and the amounts earned by the named executive officer during fiscal 2009, see the "— Compensation Discussion and Analysis — *Annual Bonus*" section of this proxy statement.

(2) Includes the threshold, target and maximum payouts designated under the Long Term Cash component of our Long Term Incentive Plan. For a discussion of the terms of such program and the amounts earned by the named executive officer during fiscal 2009, see the "— Compensation Discussion and Analysis — *Long-Term Incentive Compensation*" section of this proxy statement.

(3) Non-Qualified Stock Option grants with an exercise price not less than 100% of the fair market value which is the closing stock price on the day on which our board approved the grant.

(4) This column shows the full grant date fair value of restricted stock and non-qualified stock options under SFAS 123(R) granted to our named executive officers during fiscal 2009. Generally, the full grant date fair value is the amount that we would expense in our financial statements over the award's vesting schedule not taking into account certain expected forfeiture. For restricted stock, fair value is calculated using the closing price of our common stock on the grant date. For non-qualified stock options, fair value is calculated using the valuation assumptions described in Note 4 to our financial statements included in our Annual Report on Form 10-K for the fiscal year ended June 30, 2009.

(5) Awards vest in equal annual installments over a three year period beginning November 13, 2008 subject to Mr. Weiss remaining employed with us through the applicable vesting date. Such awards were granted pursuant to our 2005 and 2007 Stock Incentive Plans in connection with Mr. Weiss' employment agreement with us.

(6) Non Qualified Option grants with an exercise price not less than 100% of the fair market value which is the closing stock price on the day on which our board approved the grant. One quarter of each award will vest as of December 31, 2009, one quarter will vest as of December 31, 2010 and the remaining one-half will vest as of December 31, 2011, subject to certain terms and conditions of each award as set forth in the grant agreement for each recipient. Such awards were granted pursuant to our 2007 Stock Incentive Plan.

**Narrative Disclosure Relating to Summary Compensation Table and Grants of Plan-Based Awards Table**

As required by SEC disclosure rules, the "— Summary Compensation Table" and the "— Grants of Plans-Based Awards Table" above both reflect not only compensation earned and paid in the respective fiscal year, but also amounts representing the opportunity to earn future compensation under performance-driven compensation incentives that may be forfeited based on future performance and/or time vesting. As a result of mixing compensation earned/paid and contingent compensation, the "total" shown in the "— Summary Compensation Table" includes amounts that the named executives may never receive.

We have current employment agreements with each of our named executive officers other than Mr. Piccini. The material terms of each employment agreement are summarized below, except that termination payments provided under each agreement are summarized below under the heading "— Potential Payments Upon Termination or Change of Control." In addition, pursuant to each employment agreement, each named executive is eligible to receive annual cash incentive awards if performance objectives established by our board and/or human resources and compensation committee are met and to receive future equity grants under such long-term incentive programs as we may maintain from time to time.

***Jeffrey A. Weiss***

On October 5, 2007, we entered into a new employment agreement with Mr. Weiss, our Chairman and Chief Executive Officer as amended December 18, 2008. Mr. Weiss' prior employment agreement, which was entered into on December 19, 2003, was set to expire on December 19, 2007. The initial term of Mr. Weiss' new employment agreement expires on December 31, 2010 after which time it will renew for successive one-year periods unless either party provides a notice of nonrenewal.

Under the terms of his employment agreement, Mr. Weiss will receive an annual base salary of $850,000 (subject to increase as determined by the board or the human resources and compensation committee, which for fiscal 2009, was increased to $900,000) and an annual target bonus opportunity based on the achievement of certain metrics as determined by our human resources and compensation committee, equal to 100% of his base salary (with the ability to receive a maximum bonus of 150% of his base salary). In November of each year, Mr. Weiss will also be entitled to receive an annual equity award in the form of either options to purchase shares of our common stock or restricted shares of our common stock, as determined by our human resources and compensation committee in its discretion, in an amount equal to 100% of the annual bonus earned for the immediately preceding fiscal year. The number of options or restricted shares subject to this annual equity award will be determined by dividing the target dollar value to be granted by the fair value of the award, as determined in accordance with generally accepted accounting principles. The annual equity award will vest in equal annual installments over three years, subject to acceleration in the event Mr. Weiss' employment is terminated without Cause, for Good Reason or as a result of his death, Disability or Retirement (all as further defined in his employment agreement). Mr. Weiss received his fiscal 2009 equity award on November 13, 2008. The number of shares of our common stock subject to this award was determined in the manner described above, with reference to the annual bonus he earned for fiscal 2008, or $1,134,421.

In making its compensation decisions, our human resources and compensation committee compared the total target compensation opportunity against our selected peer group. In addition, our human resources and compensation committee believes that the mix between fixed cash compensation and variable performance-based compensation provided for in Mr. Weiss' employment agreement is consistent with our compensation objectives, namely, to align pay with corporate performance and the creation of stockholder value and to retain and motivate superior performance by compensating our Chairman and Chief Executive Officer at a level competitive with our selected peer group.

In addition, in recognition of Mr. Weiss' service on our board, including his service as Chairman, and in recognition of Mr. Weiss' prior and future service to us, Mr. Weiss will be entitled pursuant to the terms of his employment agreement to receive a supplemental retirement benefit (which we refer to as the Capstone Award). See "Compensation Discussion and Analysis — Employment Agreement with our Chairman and Chief Executive Officer."

Under Mr. Weiss' employment agreement, we will continue to provide him with health, welfare and tax qualified retirement benefits generally available to our other senior management employees and, in addition: (i) a monthly auto allowance, (ii) reimbursement of up to $100,000 annually for the payment of premiums for a life insurance policy on Mr. Weiss of which his designees are the beneficiaries, (iii) reimbursement of tax and financial planning costs, not to exceed $10,000 annually, (iv) uninsured medical and dental costs, not to exceed $15,000 annually, and (v) five weeks paid vacation.

***Randy Underwood***

We entered into a new employment agreement with Mr. Underwood on May 15, 2008, which amends and restates the employment agreement entered into with Mr. Underwood on April 9, 2007. Pursuant to the terms of his amended and restated employment agreement, Mr. Underwood will continue to serve as our Executive Vice President and Chief Financial Officer. The amended and restated employment agreement increases Mr. Underwood's annual salary to a minimum of $420,000 (which was increased by the human resources and compensation committee to $445,000 for fiscal 2009) and an annual target bonus of not less than 80% of his base salary for the applicable fiscal year, if specified business unit and corporate performance goals, as determined by our board or human resources and compensation committee, are met for that year, and a retention bonus and retiree medical coverage. The retention bonus will be paid at the rate of $150,000 per year, and is payable until Mr. Underwood's death. If he has remained married to his spouse through the date of his death, his spouse will thereafter be entitled to receive $75,000 per year for her lifetime. The retention bonus and rights to retiree medical coverage will become vested upon the occurrence of the following: (a) Mr. Underwood terminates employment for any reason on or after June 30, 2011, (b) Mr. Underwood's employment is terminated by us without cause, by Mr. Underwood with good reason or by reason of Mr. Underwood's death or disability, or (c) our change in control.

***Sydney Franchuk***

Effective July 1, 2009, Mr. Franchuk and National Money Mart Company, one of our wholly-owned subsidiaries (which we refer to as National Money Mart), entered into an employment agreement. Mr. Franchuk's agreement provides that he will serve as the Chairman of National Money Mart and as one of our Executive Vice-Presidents. Under his agreement, Mr. Franchuk will receive an annual base salary of $400,000 Canadian dollars and will also be entitled to participate in certain of our incentive programs, including the Dollar Financial Corp. Key Management Bonus Plan. All performance targets pursuant to such plan shall be set by National Money Mart in its sole discretion and be based on the operations of National Money Mart.

***Norman Miller***

On May 14, 2008, we entered into an amended and restated employment agreement with Norman Miller pursuant to which Mr. Miller will continue to serve as our Executive Vice President and Chief Operating Officer. Mr. Miller's employment agreement provides that he will receive an annual base salary of not less than $425,000 (which was increased by the human resources and compensation committee to $450,000 for fiscal 2009) and will be entitled to an annual target cash bonus, as determined by the board or the human resources and compensation committee, of not less than 80% of Mr. Miller's then current salary, if specified corporate performance goals are met for that year.

## Outstanding Equity Awards at Fiscal Year-End

The following table sets forth unexercised stock options, stock that has not yet vested and equity incentive plan awards outstanding as of June 30, 2009 for each of our named executive officers.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c) | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d) | Option Exercise Price ($)(3) (e) | Option Expiration Date (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested (h) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested ($) (j) |
| Jeffrey A. Weiss . . . . . | 210,283 | — | — | $11.70 | 4/27/15 | — | — | — | — |
| | 210,283 | — | — | $16.00 | 4/27/15 | — | — | — | — |
| | 5,373(4) | 10,745(4) | — | $29.42 | 11/15/17 | 8,321(4) | $ 114,747 | — | — |
| | — | 48,366(8) | — | $ 9.38 | 11/13/18 | 96,752(8) | $1,334,210 | — | — |
| Randy Underwood . . . | 25,000 | — | — | $11.70 | 4/27/15 | 4,672(6) | $ 64,427 | — | — |
| | 25,000 | — | — | $16.00 | 4/27/15 | 8,333(7) | $ 114,912 | — | — |
| | 20,000(1) | — | — | $19.80 | 9/8/16 | 42,980(11) | $ 592,694 | — | — |
| | 10,417(10) | 20,833(10) | — | $16.64 | 6/26/18 | — | — | — | — |
| | — | 40,064(9) | — | $ 6.98 | 12/4/18 | — | — | — | — |
| Sydney Franchuk . . . . | 4,167(10) | 8,333(10) | — | $16.64 | 6/26/18 | 2,672(6) | $ 36,847 | — | — |
| | 17,500(1) | — | — | $19.80 | 9/8/16 | 3,333(7) | $ 45,962 | — | — |
| Norman Miller . . . . . . | 33,333(2) | 16,667(2) | — | $23.74 | 4/2/17 | 4,672(6) | $ 64,427 | — | — |
| | 10,417(10) | 20,833(10) | — | $16.64 | 6/26/18 | 8,333(7) | $ 114,912 | — | — |
| | — | 40,064(9) | — | $ 6.98 | 12/4/18 | 42,980(11) | $ 592,694 | — | — |
| Silvio Piccini . . . . . . . | 4,167(10) | 8,333(10) | — | $16.64 | 6/26/18 | 2,668(5) | $ 36,792 | — | — |
| | — | 17,027(9) | — | $ 6.98 | 12/4/18 | 3,333(7) | $ 45,962 | — | — |
| | — | — | — | — | — | 18,266(11) | $ 251,888 | — | — |

(1) These option awards vested monthly over three years beginning July 31, 2006.

(2) These option awards vest annually over three years beginning April 2, 2008.

(3) Non-Qualified Stock Option grants with an exercise price equal to or greater than 100% of the fair market value of our common stock on the date of grant.

(4) Awards vest in equal annual installments over a three year period beginning November 15, 2007.

(5) Discretionary grant of restricted stock units on February 4, 2008. These restricted stock unit awards vest quarterly over nine quarters beginning June 30, 2008.

(6) Discretionary grant of restricted stock units on June 28, 2007. These restricted stock unit awards vest quarterly over 12 quarters beginning September 30, 2007.

(7) Discretionary grant of restricted stock units on June 26, 2008. These restricted stock unit awards vest quarterly over 12 quarters beginning September 30, 2008.

(8) Awards vest in equal annual installments over a three year period beginning November 13, 2008

(9) Discretionary grant of option awards on December 4, 2008. One quarter of each award will vest as of December 31, 2009, one quarter will vest as of December 31, 2010 and the remaining one-half will vest as of December 31, 2011, subject to certain terms and conditions of each award as set forth in the grant agreement for each recipient.

(10) Discretionary grant of option awards on June 26, 2008. These option awards vest quarterly over 12 quarters beginning September 30, 2008.

(11) Discretionary grant of restricted stock units on December 4, 2008. One quarter of each award will vest as of December 31, 2009, one quarter will vest as of December 31, 2010 and the remaining one-half will vest as of December 31, 2011, subject to certain terms and conditions of each award as set forth in the grant agreement for each recipient.

### Options Exercised and Stock Vested

The following table sets forth certain information regarding the exercise of stock options by our named executive officers during fiscal 2009.

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name (a) | Number of Shares Acquired on Exercise (#) (b) | Value Realized on Exercise ($) (c) | Number of Shares Acquired on Vesting (#) (d) | Value Realized on Vesting ($) (e) |
| Jeffrey A. Weiss | — | — | 5,745 | $ 50,010 |
| Randy Underwood | — | — | 12,610 | $152,252 |
| Sydney Franchuk | — | — | 11,608 | $137,916 |
| Norman Miller | — | — | 8,831 | $108,177 |
| Silvio Piccini | — | — | 4,333 | $ 53,075 |

### Pension Benefits

The following table sets forth certain information regarding the capstone award and special retention award granted to two of our executive officers as of June 30, 2009.

| Name | Plan Name | Number of Years Credited Service (3) | Present Value of Accumulated Benefits | Payments During Last Fiscal Year |
|---|---|---|---|---|
| Jeffrey A. Weiss | (1) | N/A | $4,183,890 | $0 |
| Randy Underwood | (2) | N/A | $1,239,369 | $0 |

(1) Pursuant to the terms of his employment agreement, Mr. Weiss will be entitled to receive a supplemental retirement benefit (which we refer to as the Capstone Award). Pursuant to the terms of the Capstone Award, Mr. Weiss will be entitled to receive a lump-sum payment on the first business day of the calendar month following the award triggering event which will equal the actuarial equivalent of an annual benefit of $300,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing on such payment date, with a $150,000 per year survivor benefit payable on his subsequent death to his surviving spouse. The actuarial present value of this award at June 30, 2009 assumes Mr. Weiss' retirement as of December 31, 2010 (which is the date upon which he first becomes eligible for the award) and a discount rate of 4.17% and was calculated utilizing the Social Security Actuarial Publications as updated July 9, 2007. For a discussion of Mr. Weiss' Capstone Award see "— Potential Payments upon Termination or Change in Control — Jeffrey A. Weiss" in this proxy statement.

(2) Pursuant to the terms of his employment agreement, Mr. Underwood is entitled to receive a retention bonus at the rate of $150,000 per year, and is payable until Mr. Underwood's death in the event Mr. Underwood terminates his employment with us for any reason on or after June 30, 2011. If he has remained married to his spouse through the date of his death, his spouse will thereafter be entitled to receive $75,000 per year for her lifetime. The actuarial present value of this award at June 30, 2009 assumes Mr. Underwood's retirement as of June 30, 2011 (which is the date upon which he first becomes eligible for the award) and a discount rate of 6.98% and was calculated utilizing the Social Security Actuarial Publications as updated July 9, 2007. For a discussion of Mr. Underwood's retention bonus see "— Potential Payments upon Termination or Change in Control — Randy Underwood" in this proxy statement.

(3) Years of service is not relevant in determining the amount of the benefit.

## Non-Qualified Deferred Compensation

The following table sets forth certain information with respect to our Deferred Compensation Plan.

| Name (a) | Executive Contributions in Last FY ($)(1)(2) (b) | Company Contributions in Last FY ($)(2)(3) (c) | Aggregate Earnings in Last FY ($)(4) (d) | Aggregate/ Withdrawals/ Distributions ($) (e) | Aggregate Balance at Last FYE ($) (f) |
|---|---|---|---|---|---|
| Jeffrey A. Weiss . . . . | — | — | $ 6,519 | — | $1,127,053 |
| Randy Underwood . . | $84,953 | $32,850 | $(121,867) | — | $ 372,838 |
| Sydney Franchuk . . . | — | $20,000 | $ (30,794) | — | $ 138,427 |
| Norman Miller . . . . . | $44,904 | $32,850 | $ (18,480) | — | $ 135,704 |
| Silvio Piccini . . . . . . | — | $19,710 | — | $(45,837) | $ (26,127) |

(1) Participants in our Deferred Compensation Plan can defer 50% of base salary and 100% of cash bonuses.

(2) Amounts shown in this column represent a portion of the amounts shown in column entitled "Non Equity Incentive Plan Compensation" of the Summary Compensation Table.

(3) For fiscal 2008, we made awards of non-qualified deferred compensation pursuant to our LTIP in the following amounts: Mr. Underwood — $200,000; Mr. Franchuk — $120,000; and Mr. Miller — $200,000. Such awards were effective July 1, 2007 and vest ratably on an annual basis over a three-year period, provided that we meet our strategic objectives as established by the board for the fiscal year preceding each June 30 vesting date in the three year cycle. The amount set forth in this column represents the portion of the award that was deposited to the executive's account upon achievement of our fiscal 2009 strategic objectives.

(4) Executives invest monies in their deferred compensation accounts using investment vehicles with investment risk profiles similar to those offered in our 401(k) plan. Earnings will depend on what investment decisions the named executive officers make.

## Potential Payments upon Termination or Change in Control

We have entered into agreements with certain of our named executive officers that provide payments and benefits to the executive in the event of his termination of employment under various circumstances, including a change of control. The following tables reflect the amount of compensation payable to each of our named executive officers upon: (i) an involuntary termination with "cause;" (ii) a voluntary resignation without "good reason"; (iii) a termination due to death; (iv) a termination due to disability; (v) retirement; (vi) an involuntary termination without "cause;" (vii) a resignation for "good reason;" and (viii) an involuntary termination without "cause" or resignation for "good reason" following a change in control. The amounts shown assume that such termination was effective as of June 30, 2009, the last business day of our fiscal year. The actual amounts to be paid out can only be determined at the time the events described above actually occur.

*General Amounts Due Upon Termination.* Generally, upon a termination of employment for any reason, each named executive officer is entitled to receive an immediate cash payment of certain accrued obligations, including:

- base salary through the date of termination, to the extent not paid;
- any accrued, but unused, vacation pay; and
- any unreimbursed business expenses.

These payments and benefits are in addition to any regular retirement benefits the named executive officers are entitled to receive under our 401(k) plan and under our Deferred Compensation Plan.

### *Jeffrey A. Weiss*

The following describes the potential payments to Mr. Weiss upon a termination of employment or change of control pursuant to the terms of his employment agreement.

*Termination Without "Cause" or Resignation for "Good Reason."* Under the terms of his employment agreement, Mr. Weiss may be terminated by us without "cause" or he may resign for "good reason."

Mr. Weiss' employment may be terminated by us for "cause" upon the occurrence of any of the following: (i) his willful and continued failure to substantially perform his material duties for us; (ii) his conviction of, or entry of a plea of guilty or nolo contendere to (A) a felony (other than a minor traffic violation) or (B) a crime involving moral turpitude; or (iii) his willful gross neglect which causes material harm to us or our business or his willful and material misconduct relating to our business.

Mr. Weiss may resign for "good reason," after providing us with 30 days written notice of his intention to do so, upon the occurrence of any of the following: (i) any material diminution in his authorities, titles or offices; (ii) any change in the reporting structure so that Mr. Weiss reports to another of our officers or employees instead of directly to our board; (iii) any material diminution in his base salary or target bonus opportunity; (iv) failure to re-elect Mr. Weiss as a member of our board and the board of Dollar Financial Group, Inc., which we refer to in this proxy statement as DFG, and as our CEO or the CEO of DFG, or removal of Mr. Weiss from any such position, (v) failure of Mr. Weiss to be our sole senior most executive officer, (vi) material breach of the employment agreement committed by us or any of our affiliates; or (vii) our dissolution or liquidation or any failure by us to obtain the assumption in writing of our obligation to perform his employment agreement by any successor to all or substantially all of our assets at the time of any merger, consolidation, sale or similar transaction.

Upon a termination of employment by us without "cause" or Mr. Weiss' resignation for "good reason," Mr. Weiss will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination, for a period of 24 months following termination of employment, payable in bi-weekly installments, the amount of which we refer to as his Base Severance;

- two times his annual target bonus, payable in 24 equal monthly installments, the amount of which we refer to as his Bonus Severance;

- a pro-rata portion of his target annual bonus, such amount payable in a lump sum;

- contribution by us to the cost of coverage under our group health plan for a period of 24 months or, if shorter, the maximum period of time allowable under COBRA. In the event Mr. Weiss' eligibility for COBRA coverage expires sooner than 24 months following the termination of his employment, we will make payments to him, on an after-tax basis, of an amount equal to the premium we would have otherwise contributed to COBRA had he been eligible for the entire 24-month period;

- accelerated vesting of his outstanding equity awards and, if applicable, his equity awards will remain exercisable for a period ending on the sooner of (i) 24 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

Mr. Weiss will also be entitled to receive a "Capstone Award." Pursuant to the terms of the Capstone Award, Mr. Weiss will be entitled to receive a lump-sum payment on the first business day of the calendar month following the triggering event (i.e. — his termination, resignation, disability, retirement or the date of a change in control) which will equal the actuarial equivalent of an annual benefit of $300,000 payable to Mr. Weiss in equal monthly installments during his lifetime commencing on such payment date, with a $150,000 per year survivor benefit payable on his subsequent death to his surviving spouse.

*Death or Disability.* In the event that Mr. Weiss' employment terminates due to his death or disability, he will be entitled to the same payments and/or benefits described above under *Termination Without "Cause" or Resignation for "Good Reason,"* except that (i) he will not be entitled to receive Base Severance or Bonus Severance and (ii) any unvested equity award which otherwise would have vested during the one year period following his termination of employment, will become immediately vested upon such termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 24 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us. Notwithstanding the foregoing, in the event of his death only, and if Mr. Weiss is then and has remained married to his current spouse through the date of his death, the Capstone Award shall not be paid and Mr. Weiss' surviving spouse will be entitled to receive a survivor benefit which shall equal a lump-sum payment that is the actuarial equivalent of an annual benefit of $150,000 payable to his wife in equal monthly installments for her lifetime commencing on the first business day of the calendar month following Mr. Weiss' death.

*Retirement.* Under the terms of his employment agreement, Mr. Weiss may terminate his employment by reason of "retirement," which, for purposes of his employment agreement means, any voluntary termination of employment on or after December 31, 2010, or a termination by us for any reason after December 31, 2012.

In the event of Mr. Weiss' retirement, he will be entitled to receive the same payments and/or benefits described above under *Termination Without "Cause" or Resignation for "Good Reason,"* except that (i) he will not be entitled to receive Base Severance or Bonus Severance and (ii) his pro-rata bonus payment will be determined with respect to the annual bonus he otherwise would have been entitled to receive but for his termination based on our actual performance for the year of termination.

*Change in Control.* In the event of a "change in control," Mr. Weiss will be entitled to receive the Capstone Award. In addition, in the event Mr. Weiss' employment is terminated by us without "cause" or he resigns for "good reason" within 24 months following a "change in control," he will be entitled to receive the same benefits described above under *Termination Without "Cause" or Resignation for "Good Reason,"* except that his Base Severance and Bonus Severance will be paid to him in a single lump sum within 60 days following his termination of employment.

The "change in control" provisions of Mr. Weiss' employment agreement will be triggered upon the first to occur of:

- a sale or transfer of substantially all of our assets or the assets of DFG in any transaction or series of related transactions (other than sales in the ordinary course of business);
- any person becoming a beneficial owner of twenty five percent (25%) or more of our voting securities;
- any sale or series of sales of shares of our capital stock by the holders thereof which results in any person or group of affiliated persons owning capital stock holding twenty five percent (25%) or more of the voting power of DFG at the time of such sale or series of sales;
- if after the effective date of the employment agreement, the individuals who, at the beginning of such period, constitute our board, cease for any reason to constitute at least a majority of our board, unless the election or nomination for election of each director who is not a director on the effective date of the employment agreement was approved by a vote of no less than a two-thirds (2/3) of the directors then still in office who are directors on the date hereof or are new directors approved by such vote;
- any merger, consolidation or reorganization to which either we or DFG is a party, except for an internal reorganization or a merger, consolidation or reorganization in which we are the surviving corporation and, after giving effect to such merger, consolidation or reorganization, the holders of our outstanding common stock (on a fully-diluted basis) immediately prior to the merger, consolidation or reorganization will own, immediately following the merger, consolidation or reorganization, capital stock holding a majority of our voting power;
- a liquidation, dissolution or sale of substantially all of our or DFG's assets; or
- we cease to be a company the common stock of which is publicly traded on a major United States stock exchange such as the New York Stock Exchange or NASDAQ.

In addition to the benefits described above, in the event that it is determined that any payment by us to or for the benefit of Mr. Weiss would be a so-called "golden parachute payment" and, therefore, result in the imposition on Mr. Weiss of an excise tax under Section 4999 of the Code, Mr. Weiss shall receive a payment sufficient to place him in the same after tax position as if no excise tax had been applicable. We refer to this payment as the Parachute Gross-up Payment. However, if the imposition of the excise tax could be avoided by the reduction of payments due to Mr. Weiss by an amount of 10% or less, then the total of all such payments will be reduced to an amount $1.00 below the amount that would otherwise cause an excise tax to apply and no Parachute Gross-up Payment will be made.

Mr. Weiss is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Weiss is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2009, Mr. Weiss' payments and benefits have an estimated value of:

| | Salary Continuation | Bonus | Change in Control Severance | Pro-Rata Annual Bonus | Capstone Award(1) | Welfare Benefit Continuation | Value of Options Subject to Acceleration | Value of Restricted Stock Subject to Acceleration | Parachute Gross-up Payment |
|---|---|---|---|---|---|---|---|---|---|
| Termination For Cause or Voluntary Resignation (without Good Reason) . . | — | — | — | — | — | — | — | — | — |
| Termination Without Cause or Voluntary Resignation for Good Reason . . . . . | $1,800,000(2) | $1,800,000(3) | — | $900,000(4) | $4,183,890(5) | $21,681(6) | $213,294(10) | $1,448,957(7) | — |
| Termination Without Cause or Voluntary Resignation for Good Reason Following a Change in Control . . . . . . . . . . . | — | — | $3,600,000(8) | $900,000(4) | — | $21,681(6) | $213,294(10) | $1,448,957(7) | $2,766,832 |
| Payment Upon a Change in Control(9) . . . . . . . . . | — | — | — | — | $4,183,890(5) | — | — | — | — |
| Death . . . . . . . . . . . . . | — | — | — | $900,000(4) | $2,501,771(5) | $21,681(6) | — | $1,448,957(7) | — |
| Disability . . . . . . . . . . . | — | — | — | $900,000(4) | $4,183,890(5) | $21,681(6) | — | $1,448,957(7) | — |

(1) In the event Mr. Weiss resigns on or after December 31, 2010 or is terminated by us on or after December 31, 2012, he will be entitled to commence receiving payments due pursuant to his Capstone Award.

(2) This amount represents the continuation of Mr. Weiss' base salary for 24 months and is payable over a 24 month period.

(3) This amount represents two times Mr. Weiss' annual target bonus and is payable over a 24 month period.

(4) This amount represents the annual target bonus payable to Mr. Weiss. Because we are assuming that his termination of employment occurred on the last business day of our fiscal year, the amount above does not reflect any pro-ration that would occur in the event his employment was terminated at an earlier time during the fiscal year.

(5) This amount represents the actuarial present value of Mr. Weiss' Capstone Award as of June 30, 2009 as if Mr. Weiss , or in the case of his death, his surviving spouse, had received his lump sum payment on the first business day of the calendar month following such date.

(6) This amount represents our portion of the premium payments for 24 months of health coverage.

(7) This amount represents the value of unvested grants of an aggregate of 105,073 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009.

(8) This amount represents two times Mr. Weiss' base salary and annual target bonus and is payable in a lump sum.

(9) Mr. Weiss will be entitled to receive his Capstone Award upon a change in control. For a discussion of other payments to be received by Mr. Weiss in the event of his termination without cause or resignation for good reason following a change in control, see the preceding row of this table.

(10) This amount represents the value of unvested stock options to purchase an aggregate of 48,366 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009. Such amount does not represent unvested stock options to purchase an aggregate of 10,745 shares of our common stock that were "out of the money," based on $13.79, the closing price of our common stock on June 30, 2009, and thus would have no value upon acceleration. The actual value realized will vary depending on the date the options are exercised.

***Randy Underwood***

*Termination Without "Cause" or Resignation for "Good Reason."* Under the terms of his employment agreement, Mr. Underwood may be terminated by us without "cause" or he may resign for "good reason."

Mr. Underwood's employment may be terminated by us for "cause" upon occurrence of any of the following: (i) a material breach of any promise or obligation imposed under his employment agreement; (ii) material acts of embezzlement or misappropriation of funds; (iii) a serious breach of his fiduciary obligations; (iv) his conviction of a felony, plea of guilty or nolo contendere to a felony charge or any criminal act involving moral turpitude; (v) his willful unauthorized disclosure of confidential information; (vi) an intentional violation of any of our rules, regulations or policies; (vii) any willful act materially adverse to our interests that is reasonably likely to result in material harm to us or to bring us into disrepute; or (viii) engaging in behavior that would constitute grounds for liability for harassment.

Mr. Underwood may resign for "good reason" upon the occurrence of any of the following: (i) any failure by us to pay the compensation and benefits provided under his employment agreement or any other material breach by us of any provision of his employment agreement, after written notice by Mr. Underwood to cure such failure or breach, and failure by us to cure, within a period of fifteen (15) days following such written notice; (ii) any material adverse change in his position (including status, offices, titles and reporting requirements), authority, duties or responsibilities, or any other action by us made without his permission after written notice by Mr. Underwood to cure such material adverse change and failure by us to cure, within a period of fifteen (15) days following such written notice which results in: (A) a diminution in any material respect in his position, authority, duties, responsibilities or compensation, which diminution continues in time over at least thirty (30) days, such that it constitutes an effective demotion or (B) relocation of his regular work address to a location more than thirty (30) miles from his location at the effective date of the employment agreement; or (iii) our failure to include him under any applicable directors' and officers' insurance policy provided by us after receiving written notice by Mr. Underwood and our continued failure to cure.

Upon a termination of employment by us without "cause" or a resignation by Mr. Underwood for "good reason," Mr. Underwood will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his Base Severance;
- an amount equal to the average of the annual bonuses he received for the prior two years', payable in 12 equal monthly installments, the amount of which we refer to as his Bonus Severance;
- contribution by us to the cost of continued coverage under our group health plan for a period of 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months; and
- all vested equity awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

In addition, upon a termination of employment by us without "cause" or a resignation by Mr. Underwood for "good reason," Mr. Underwood will be entitled to receive a retention bonus and retiree medical coverage, with survivor benefits, under our retiree medical plan as then in effect, commencing 12 months after his termination or resignation. Mr. Underwood's retention bonus will be paid at the rate of $150,000 per year, payable in monthly installments, and is payable until his death. Upon the date of his death, his spouse will thereafter be entitled to receive $75,000 per year for her lifetime.

*Death or Disability.* In the event that Mr. Underwood's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under *Termination Without "Cause" or Resignation for "Good Reason"*, provided, that in the event of his death, his retention bonus and retiree medical benefits shall commence in the month following his death, and in the event of his disability, his retention bonus shall commence in the month following his disability and his retiree medical benefits shall commence 12 months after his disability.

*Termination after June 30, 2011.* Under the terms of his employment agreement, if Mr. Underwood's employment is terminated for any reason after June 30, 2011, he will be entitled to receive the retention bonus and retiree medical benefits as described above in *Termination Without "Cause" or Resignation for "Good Reason"* commencing in the month following his termination of employment.

*Termination Following a Change in Control.* In the event Mr. Underwood's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under *Termination without "Cause" or Resignation for "Good Reason,"* except that he will receive his Base Severance for a period of 18 months and his Bonus Severance will be increased by 50% and will be payable over an 18 month period. In addition, any unvested equity awards will be accelerated upon his termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

*Retention Bonus and Retiree Medical Coverage Upon a Change in Control.* If the retention bonus has commenced prior to a change in control, any unpaid retention bonus will be paid to Mr. Underwood or his surviving spouse, as applicable, in the form of an actuarially equivalent lump sum within 60 days following such change in control. If the retention bonus has not commenced as of the date of the change in control, such benefit will be paid to Mr. Underwood or his surviving spouse, as applicable, in the form of an actuarially equivalent lump sum within 60 days following such change in control unless Mr. Underwood had previously terminated his employment without good reason or we had previously terminated his employment for cause and such prior termination had occurred prior to June 30, 2011. Upon a change in control, Mr. Underwood's retiree medical coverage shall become non-forfeitable (to the extent it wasn't already), provided, that Mr. Underwood is employed by us at the time of the change in control.

The "Change in Control" provisions of Mr. Underwood's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Underwood is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Underwood is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2009, Mr. Underwood's payments and benefits have an estimated value of:

| | Salary Continuation | Bonus | Welfare Benefit Continuation | Retention Bonus | Retiree Medical Coverage | Value of Options Subject to Acceleration | Value of Restricted Stock Subject to Acceleration |
|---|---|---|---|---|---|---|---|
| Termination For Cause or Voluntary Resignation (without Good Reason) . . . . | — | — | — | — | — | — | — |
| Termination Without Cause or Voluntary Resignation for Good Reason . . . . . . . . . . . | $445,000(1) | $462,982(2) | $55,335(3) | $1,239,369(4) | $8,546(5) | — | — |
| Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control . . . . . . . | $667,500(6) | $694,474(7) | $83,002(8) | — | — | $272,836(9) | $772,033(10) |
| Payment Upon a Change in Control(11) . . . . . . . . . . . | — | — | — | $1,239,369(4) | $8,546(5) | — | — |
| Death . . . . . . . . . . . . . . . . . . | $445,000(1) | $462,982(2) | $55,335(3) | $ 642,763(4) | $8,546(5) | — | — |
| Disability . . . . . . . . . . . . . . . | $445,000(1) | $462,982(2) | $55,335(3) | $1,239,369(4) | $8,546(5) | — | — |

(1) This amount represents the continuation of Mr. Underwood's base salary for one year.

(2) This amount represents the average of Mr. Underwood's annual bonus payments for the prior two years.

(3) This amount represents our portion of the premium payments for 12 months of health, life, and disability coverage and 12 months of Mr. Underwood's monthly auto allowance.

(4) This amount represents the actuarial present value of Mr. Underwood's retention bonus as of June 30, 2009 with such payments beginning 12 months after his termination or resignation or in the event of his disability, with such payments beginning one month after his disability, or in the event of his death, with such payments beginning one month after the date of his death to his surviving spouse.

(5) This amount represents the present value of our expenses for providing Mr. Underwood with retiree medical coverage.

(6) This amount represents the continuation of Mr. Underwood's base salary for 18 months.

(7) This amount represents 1.5 times the average of Mr. Underwood's annual bonus payments for the prior two years.

(8) This amount represents our portion of the premium payments for 18 months of health, life; and disability coverage and 18 months of Mr. Underwood's monthly auto allowance.

(9) This amount represents the value of unvested stock options to purchase an aggregate of 40,064 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009. Such amount does not represent unvested stock options to purchase an aggregate of 20,834 shares of our common stock that were "out of the money," based on $13.79, the closing price of our common stock on June 30, 2009, and thus would have no value upon acceleration. The actual value realized will vary depending on the date the options are exercised.

(10) This amount represents the value of unvested grants of an aggregate of 55,985 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009.

(11) Mr. Underwood will be entitled to receive his retention bonus and certain retiree medical benefits upon a change in control. For a discussion of other payments to be received by Mr. Underwood in the event of his termination without cause or resignation for good reason following a change in control, see the preceding line of this table.

***Sydney Franchuk***

*Termination Without "Cause" or Resignation For Good Reason.* Under the terms of his employment agreement, Mr. Franchuk may be terminated by us without "cause" upon us giving Mr. Franchuk twelve months notice or he may resign for good reason.

Although not specifically defined in his employment agreement, we may terminate Mr. Franchuk's employment for "cause" at any time for any just cause permitted by law, without notice.

Mr. Franchuk may resign for "good reason" upon the occurrence of any of the following: (i) a willful material breach by us of any provision of his employment agreement; (ii) a material adverse change in Mr. Franchuk's duties, responsibilities or salary; (iii) relocation of Mr. Franchuk's regular work address to a location more than 30 miles from his location at the commencement of his employment agreement or (iv) failure by us to include Mr. Franchuk under any directors and officers liability insurance that we maintain for our officers and directors, provided that such failure is not remedied within 30 days of written notice of such default by Mr. Franchuk to us.

We may terminate Mr. Franchuk without "cause" upon us giving Mr. Franchuk twelve months notice. At our option, we may pay compensation to Mr. Franchuk in lieu of all or part of such twelve month notice period consisting of the following:

- continuation of his base salary as in effect at the time of termination for the completion of such twelve month period, payable in accordance with our normal payroll practices; and
- continuation of certain welfare benefits.

Mr. Franchuk will also be entitled to the above compensation for a twelve month period upon his resignation for "good reason."

In addition, upon Mr. Franchuk's termination without "cause" or resignation for "good reason" he will be entitled to a pro rated bonus which shall be calculated comparing our actual results in the year in which the notice of termination is given including all months through to and including the month in which notice of termination is given plus the following twelve months to the applicable bonus targets for that time period.

Mr. Franchuk is bound by certain non-competition and non-solicitation covenants which extend for a period of 12 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Franchuk is required to execute and deliver a general release in a form acceptable to us.

Assuming one of the following events occurred on June 30, 2009, Mr. Franchuk's payments and benefits have an estimated value of:

| | Salary Continuation | Bonus | Welfare Benefit Continuation | Value of Options Subject to Acceleration | Value of Restricted Stock Subject to Acceleration |
|---|---|---|---|---|---|
| Termination For Cause or Voluntary Resignation (without Good Reason) | — | — | — | — | — |
| Termination Without Cause Without Providing Twelve Months Notice or Voluntary Resignation for Good Reason | $344,080(1) | — | $5,809(2) | —(3) | $82,809(4) |

(1) This amount represents the continuation of Mr. Franchuk's base salary for twelve months.

(2) This amount represents our portion of the premium payments for 12 months (i.e., the period of time remaining in his initial employment term) of health and life coverage.

(3) The unvested stock options to purchase an aggregate of 8,333 shares of our common stock, based on the difference between the exercise price of the options and $13.79, the closing price of our common stock on June 30, 2009 were "out of the money" and thus would have no value upon acceleration. The actual value realized will vary depending on the date the options are exercised.

(4) This amount represents the value of unvested grants of an aggregate of 6,005 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009.

***Norman Miller***

*Termination Without "Cause" or Resignation for "Good Reason."* Under the terms of his employment agreement, Mr. Miller may be terminated by us without "cause" or he may resign for "good reason."

Mr. Miller's employment may be terminated by us for "cause" which is defined substantially as described above with respect to Mr. Underwood's "cause" definition.

Mr. Miller may resign for good reason which is defined substantially as described above with respect to Mr. Underwood's "good reason" definition.

Upon a termination of employment by us without "cause" or a resignation by Mr. Miller for "good reason," Mr. Miller will be entitled to the following payments and/or benefits:

- continuation of his base salary as in effect at the time of termination for a period of 12 months, payable in bi-weekly installments, the amount of which we refer to as his Base Severance;
- an amount equal to the average of the annual bonuses he received for the prior two years', payable in 12 equal monthly installments, the amount of which we refer to as his Bonus Severance;
- contribution by us to the cost of continued coverage under our group health plan for a period 12 months;
- continued payment by us (or reimbursement by us) of life, disability insurance and other benefit programs that were in effect at the time of his termination for a period of 12 months. In addition, we will continue to pay for his car lease/allowance payment for 12 months; and

- all vested equity awards will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

*Death or Disability.* In the event that Mr. Miller's employment terminates due to his death or disability, he will be entitled to receive the same benefits described above under *Termination Without "Cause" or Resignation for "Good Reason."*

*Termination Following a Change in Control.* In the event Mr. Miller's employment is terminated by us without "cause" or he resigns for "good reason" within 18 months following a "change in control," he will be entitled to receive the same benefits described above under *Termination without "Cause" or Resignation for "Good Reason,"* except that he will receive his Base Severance for a period of 18 months and his Bonus Severance will be increased by 50% and will be payable over an 18 month period. In addition, any unvested equity awards will be accelerated upon his termination and, if applicable, will remain exercisable for a period ending on the sooner of (i) 12 months following his termination of employment or (ii) the date the equity award would have expired by its original terms if he had remained employed with us.

The "Change in Control" provisions of Mr. Miller's employment agreement will be triggered upon the same events as described above with respect to Mr. Weiss.

Mr. Miller is bound by certain non-competition and non-solicitation covenants which extend for a period of 24 months following termination of employment. Additionally, in order to receive any severance or termination payments or benefits described above, Mr. Miller is required to execute and deliver a general release and non-disparagement agreement in a form prescribed by us.

Assuming one of the following events occurred on June 30, 2009, Mr. Miller's payments and benefits have an estimated value of:

| | Salary Continuation | Bonus | Welfare Benefit Continuation | Value of Options Subject to Acceleration | Value of Restricted Stock Subject to Acceleration |
|---|---|---|---|---|---|
| Termination For Cause or Voluntary Resignation (without Good Reason) | — | — | — | — | — |
| Termination Without Cause or Voluntary Resignation for Good Reason | $450,000(1) | $468,372(2) | $22,529(3) | — | — |
| Voluntary Resignation (without Good Reason) | — | — | — | — | — |
| Termination Without Cause or Voluntary Resignation for Good Reason following a Change in Control | $675,000(4) | $702,558(5) | $33,793(6) | $272,836(7) | $772,033(8) |
| Death | $450,000(1) | $468,372(2) | $22,529(3) | — | — |
| Disability | $450,000(1) | $468,372(2) | $22,529(3) | — | — |

(1) This amount represents the continuation of Mr. Miller's base salary for one year.

(2) This amount represents the average of Mr. Miller's annual bonus payments for the prior two years.

(3) This amount represents our portion of the premium payments for 12 months of health, life and disability coverage and 12 months of Mr. Miller's monthly auto allowance.

(4) This amount represents the continuation of Mr. Miller's base salary for 18 months.

(5) This amount represents 1.5 times the average of Mr. Miller's annual bonus payments for the prior two years.

(6) This amount represents our portion of the premium payments for 18 months of health, life and disability coverage and 18 months of Mr. Miller's monthly auto allowance.

(7) This amount represents the value of unvested stock options to purchase an aggregate of 40,064 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009. Such amount does not represent unvested stock options to purchase an aggregate of 37,501 shares of our common stock that were "out of the money," based on $13.79, the closing price of our common stock on June 30, 2009, and thus would have no value upon acceleration. The actual value realized will vary depending on the date the options are exercised.

(8) This amount represents the value of unvested grants of an aggregate of 55,985 shares of our common stock, based on $13.79, the closing price of our common stock on June 30, 2009.

**Employee Benefit Plans**

We believe our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our employees and directors with the financial interests of our stockholders. In addition, we believe that our ability to grant options and other equity-based awards helps us to attract, retain and motivate qualified employees, and encourages them to devote their best efforts to our business and financial success. The material terms of our equity incentive plans are described below.

***2005 Stock Incentive Plan***

Our 2005 Stock Incentive Plan, which we refer to as our 2005 plan, is intended to secure for us the benefits arising from stock ownership by selected key employees, directors, consultants and advisors as the human resources and compensation committee of our board may from time to time determine. The following are the material terms of the 2005 plan:

*Shares Subject to Plan.* During fiscal 2009, our board approved the grant of 177,329 shares of restricted stock and restricted stock units and options to purchase zero shares of common stock under the 2005 plan. Options to purchase 786,629 shares of our common stock granted under the 2005 plan were outstanding as of June 30, 2009.

*Administration.* The 2005 plan is administered by the human resources and compensation committee as designated by our board. Each member of the human resources and compensation committee is a "non-employee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The human resources and compensation committee has authority to construe and interpret the 2005 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2005 plan.

*Eligibility.* All of our and our subsidiaries directors, officers, employees, consultants and advisors are eligible to participate in the 2005 plan.

*Type of Awards.* The 2005 plan permits the human resources and compensation committee of our board to grant stock options, stock purchase rights, shares of common stock, restricted stock units or a combination thereof upon the terms and conditions determined by the administrators of the plan. Stock options may be incentive stock options or non-qualified stock options that do not qualify as incentive stock options. The board amended and restated the plan on June 28, 2007 to permit the issuance of restricted stock units under the plan.

*Amendment and Termination.* The 2005 plan may be amended or terminated by our board, at any time, subject to approval by our stockholders where necessary to satisfy federal tax or other applicable laws or stock market requirements. The 2005 plan will terminate no later than ten years after its adoption.

*Exercisability, Vesting and Price of Awards.* Stock options will vest at the times and upon the conditions that the human resources and compensation committee may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, our right of repurchase, if any, and other conditions determined by the human resources and compensation committee, will be reflected in each particular stock purchase right agreement.

***2007 Stock Incentive Plan***

Our 2007 Stock Incentive Plan, which we refer to as our 2007 plan, is intended to secure for us the benefits arising from stock ownership by selected key employees, directors, consultants and advisors as the human resources and compensation committee of our board may from time to time determine. Our board adopted our 2007 plan on October 5, 2007 and our stockholders adopted our 2007 plan on November 15, 2007. The following are the material terms of the 2007 plan:

*Shares Subject to Plan.* 2,500,000 shares of our common stock are reserved for issuance pursuant to the terms of the 2007 plan. However, no more than 1,250,000 shares may be subject to stock awards or restricted stock unit awards. During fiscal 2009, our board approved the grant of 225,868 shares of restricted stock and restricted stock units and options to purchase 457,723 shares of common stock under the 2007 plan. Options to purchase 788,555 shares of our common stock granted under the 2007 plan were outstanding as of June 30, 2009. The number of shares reserved for issuance is generally subject to equitable adjustment upon the occurrence of any reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, combination or exchange of shares, stock dividend or other similar corporate transaction or event.

*Administration.* The 2007 plan is administered by the human resources and compensation committee as designated by our board or by our board. Each member of the human resources and compensation committee is a "nonemployee director" (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act) and an "outside director" (within the meaning of Section 162(m) of the Internal Revenue Code). The human resources and compensation committee or our board has authority to construe and interpret the 2007 plan and any awards made thereunder, to grant and determine the terms of awards and to make any necessary rules and regulations for the administration of the 2007 plan.

*Eligibility.* Officers and employees, non-employee members of our board as well as independent consultants and contractors, in our employ or service or in the employ or service of our parent or subsidiary companies (whether now existing or subsequently established) will be eligible to participate in the 2007 plan.

*Type of Awards.* The 2007 plan permits the human resources and compensation committee of our board or our board to grant stock options, stock appreciation rights, stock awards, restricted stock units, performance awards or a combination thereof upon the terms and conditions determined by the administrators of the plan. Stock options may be incentive stock options or non-qualified stock options that do not qualify as incentive stock options.

*Amendment and Termination.* Our board may amend or modify the 2007 plan at any time; provided, however, that stockholder approval will be required for any amendment which materially increases the number of shares of common stock authorized for issuance under the 2007 plan (other than in connection with certain changes to our capital structure), materially increases the benefits accruing to participants, materially expands the class of individuals eligible to participate in the 2007 plan, expands the types of awards which may be made under the 2007 plan or extends the term of the 2007 plan. Unless sooner terminated by our board, the 2007 plan will terminate on October 5, 2017.

*Exercisability, Vesting and Price of Awards.* Stock options will vest at the times and upon the conditions that the human resources and compensation committee or board may determine, and the price at which shares, subject to the stock option may be purchased will be reflected in each particular stock option agreement. The stock purchase price, our right of repurchase, if any, and other conditions determined by the human resources and compensation committee or the board, will be reflected in each particular stock purchase right agreement.

## HUMAN RESOURCES AND COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the last fiscal year, Messrs. Schwenke (Chairman), Gavin and Kooper served as members of our human resources and compensation committee. None of these individuals was at any time since July 1, 2008 or at any time prior thereto an officer or employee of ours. There are no compensation committee interlocks between us and any other entity involving us or such other entity's executive officers or members of our board.

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

### Related Person Transactions during Fiscal 2009

Other than compensation agreements and other arrangements which are described in the "Director Compensation" and "Executive Compensation" sections of this proxy statement and the transactions described below, during our last fiscal year, there has not been, and there is not currently proposed, any transaction or series of transactions to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, nominees for director, executive officers, holders of more than five percent of any class of our voting securities or any member of the immediate family of the foregoing persons had or will have a direct or indirect material interest.

We believe that all of the transactions set forth below are on terms no less favorable to us than we could have obtained from unaffiliated third parties.

### Stockholders Agreement

We are a party to an amended and restated stockholders agreement with parties, including GS Mezzanine Partners, L.P., Bridge Street Fund 1998, L.P., Stone Street Fund 1998, L.P. and GS Mezzanine Partners Offshore, L.P., which we refer to collectively in this proxy statement as GS, Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., which we refer to together in this proxy statement as Ares, Green Equity Investors II, L.P., Jeffrey Weiss, Donald Gayhardt and C.L. and Sheila Jeffrey. The stockholders agreement will terminate on November 13, 2013. Under the agreement, provisions relating to tag-along and first option rights, repurchase of shares, preemptive rights, drag-along rights and grants of proxy terminated in connection with our initial public offering in January 2005. In addition, to our knowledge, GS, Ares and Green Equity Investors II, L.P. do not own any shares of our common stock and, therefore, they no longer have rights under the Stockholders' Agreement.

Under the Stockholders Agreement, any stockholder party to the Stockholders Agreement owning 20% or more of the outstanding shares of our common stock has the right to demand that we file a registration statement under the Securities Act covering all or a portion of the shares of common stock that it holds.

In addition, if we propose to register any common stock under the Securities Act (pursuant to a demand or otherwise) other than on a registration statement on Form S-4 or S-8, or in connection with an exchange offer, each stockholder that is party to the stockholders agreement, may elect to include in, or "piggyback" on, the registration of all or a portion of the shares of common stock that it holds. We would bear all registration expenses incurred in connection with these registrations. The stockholders would pay all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of their securities.

### Our Policies Regarding Related Party Transactions

The audit committee of our board reviews transactions where any of the following persons or entities is a party: (i) any executive officer or vice president or board member or board nominee or any immediate family member or affiliate of any of the foregoing, (ii) any five percent or more shareholder, or (iii) any entity in which any of the foregoing has a one percent or more ownership interest. Transactions subject to review may proceed if our audit committee finds that the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party, and, to the extent they involve compensation, if they are approved by our human resources and compensation committee.

## REPORT OF THE AUDIT COMMITTEE

The Audit Committee oversees our financial reporting process on behalf of our board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent registered public accounting firm is responsible for expressing an opinion on the conformity of our audited financial statements with accounting principles generally accepted in the United States.

In fulfilling its oversight responsibilities, the Audit Committee has reviewed our audited financial statements for fiscal 2009, and discussed them with management and the independent registered public accounting firm (including discussions in executive sessions without the presence of management when appropriate), including the following aspects of the financial statements: (i) the quality, not just the acceptability, of their accounting principles; (ii) the reasonableness of the significant judgments reflected in the financial statements; and (iii) the clarity of their disclosures. The Audit Committee has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The Audit Committee has also received the written disclosures and the letters from our independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee has discussed with the independent registered public accounting firm their independence from us and our management. In addition, the Audit Committee has considered whether the provision of non-audit services by the independent registered public accounting firm to us is compatible with maintaining the independence of the independent registered public accounting firm.

Based on the reviews and discussions referred to above, the Audit Committee recommended to our board that our audited financial statements be included in our Annual Report on Form 10-K for fiscal 2009. The Audit Committee's recommendation was accepted by our board.

This report is made by the undersigned members of the Audit Committee.

David Jessick (Chairman)
Clive Kahn
Ronald McLaughlin

*Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act or the Exchange Act that might incorporate this proxy statement or future filings with the SEC, in whole or in part, the above report shall not be deemed to be "soliciting material" or "filed" with the SEC and shall not be deemed to be incorporated by reference into any such filing.*

## PROPOSAL 2: RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of our board has appointed Ernst & Young LLP as our independent registered public accounting firm for fiscal 2010. Ernst & Young LLP was first engaged as our independent registered public accounting firm in 1990 and has audited our financial statements for fiscal 2009. Ratification of the appointment of Ernst & Young LLP requires the affirmative vote, affirmatively or negatively, of a majority of the votes cast on the matter.

Although stockholder ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise, our board has decided to afford our stockholders the opportunity to express their opinions on the matter of our independent registered public accounting firm. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of us and our stockholders. If our stockholders do not ratify the appointment, the audit committee will take that fact into consideration, together with such other facts as it deems relevant, in determining its next selection of an independent registered public accounting firm.

Representatives of Ernst & Young LLP will be present at the annual meeting to make any statement they may desire and to respond to questions from stockholders.

**The board unanimously recommends that stockholders vote FOR Proposal 2 to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2010.**

### Fees to Independent Registered Public Accounting Firm

Aggregate fees for professional services rendered to us or on our behalf by Ernst & Young LLP for the fiscal year ended on June 30, 2008 and June 30, 2009 are as follows:

| | Fiscal 2008 | Fiscal 2009 |
|---|---|---|
| *Audit Fees* | $1,144,806 | $1,269,399 |
| *Audit-Related Fees* | $ 27,500 | $ 47,000 |
| *Tax Fees* | $ 255,302 | $ 250,250 |
| *All Other Fees* | $ 2,055 | $ 44,182 |

*Audit Fees.* Audit fees for fiscal 2009 and fiscal 2008 were for professional services rendered for the audits of our consolidated financial statements, review of the interim consolidated financial statements included in the quarterly reports, attestation services related to our internal controls over financial reporting for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and services that generally only the independent registered public accounting firm can reasonably provide, such as comfort letters, statutory audits, consents and assistance with and review of documents filed with the Securities and Exchange Commission.

*Audit-Related Fees.* During fiscal 2009 and fiscal 2008, there were no fees billed for assurance and related services by Ernst & Young LLP that are reasonably related to the performance of the audits or reviews of our financial statements, the effectiveness of our internal control over financial reporting and the effectiveness of management's assessment of our internal control over financial reporting, and are not reported under Audit Fees above. Audit related fees for fiscal 2009 and fiscal 2008 were related to the audit of our 401(k) plan.

*Tax Fees.* Tax fees for fiscal 2009 and fiscal 2008 were for compliance, tax advice, and tax planning.

*All Other Fees.* Fees for other services provided during fiscal 2009 and fiscal 2008 were for online research services and continuing education courses.

*Pre-Approval of Services.* All services provided by Ernst & Young LLP were pre-approved by the audit committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. The audit committee has adopted pre-approval policies and procedures for audit and non-audit services. The audit services provided by Ernst & Young LLP are approved in advance by the audit committee. Under its pre-approval policy, the audit committee has delegated authority to its chairman to pre-approve audit-related and non-audit services the cost of which will not exceed $50,000; provided, that the chairman is required to report any pre-approval decisions to the audit committee at its next meeting. Any services that exceed the pre-approved dollar limit require specific pre-approval by the audit committee. The engagement of Ernst & Young LLP for non-audit accounting and tax services is limited to circumstances where these services are considered integral to the audit services that Ernst & Young LLP provides or where there is another compelling rationale for using Ernst & Young LLP. All audit, audit-related and permitted non-audit services for which Ernst & Young LLP was engaged were pre-approved by the audit committee in compliance with applicable Securities and Exchange Commission requirements.

## OTHER INFORMATION

### Matters Relating to Solicitation

The expense of solicitation of proxies on behalf of the board, including printing and postage, will be paid by us. Request will be made of brokerage houses and other custodians, nominees and fiduciaries to forward the solicitation material, at our expense, to the beneficial owners of common stock held of record by such persons. In addition to being solicited through the mails, proxies may also be solicited personally or by telephone by our board and officers. We know of no business which will be presented at the annual meeting other than as set forth in this proxy statement. However, if other matters should properly come before the annual meeting, it is the intention of the persons named in the enclosed proxy to vote in accordance with the recommendations of our board, or if no recommendation is given, in their own discretion on such matter.

### Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, board and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than 10% stockholders are required by regulation to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such forms furnished to us, or written representations that no Annual Statements of Beneficial Ownership of Securities on Form 5 were required to be filed, we believe that during fiscal 2009 our officers, directors and greater than 10% stockholders complied with all applicable Section 16(a) filing requirements except for Roy Hibberd, who filed a late Form 4 relating to one transaction.

### Other Matters

Only the proposals set forth in the proxy statement are currently intended to be presented for vote at the annual meeting. The board knows of no other matters that are to be brought before the annual meeting, and in accordance with our bylaws, no other substantive proposals may be introduced at the annual meeting. If any other business properly comes before the annual meeting, including the consideration of a motion to adjourn such meeting (including for purposes of soliciting additional votes), it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as our board may recommend or, if no recommendation is given, in their own discretion.

### Stockholder Proposals for the 2010 Annual Meeting of Stockholders

Stockholders are entitled to present proposals for action at a forthcoming meeting if they comply with the requirements of the proxy rules promulgated by the Securities and Exchange Commission.

*Proposals for Inclusion in Our 2010 Proxy Statement.* Proposals of stockholders intended to be presented for consideration at our 2010 annual meeting of stockholders must be received by us no later than June 10, 2010 in order to be included in our 2010 proxy statement and form of proxy related to that meeting.

*Proposals Not for Inclusion in Our Proxy Statement.*

If a stockholder intends to timely submit a proposal for action at our 2010 annual meeting of stockholders, which is not required to be included in our 2010 proxy statement and form of proxy relating to that meeting, the stockholder must satisfy certain requirements set forth in our bylaws and deliver a written notice (as such term is defined in our bylaws) to our Secretary at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, PA, 19312 and in the manner set forth in the bylaws not later than September 12, 2010 and not earlier than August 13, 2010; provided, however, if the 2010 annual meeting is held 30 days prior to, or 60 days after, the date of the 2009 annual meeting, a timely notice with respect to the meeting must be delivered not later than the close of business on the later of the (1) 60th day prior to the 2010 annual meeting or (2) if the first public announcement of the date of the 2010 annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made.

If such stockholder fails to timely deliver a written notice to our Secretary in the manner set forth above, or otherwise fails to satisfy the requirements set forth in our bylaws and Securities and Exchange Commission rules, the proxy holders will be allowed to use their discretionary voting authority when any such proposal is raised at the 2010 annual meeting. We reserve the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

A copy of the full text of our bylaws may be obtained by writing to our Secretary at the following address: Dollar Financial Corp., 1436 Lancaster Avenue, Suite 310, Berwyn, PA, 19312.

**Our Annual Report on Form 10-K**

We will provide without charge to each person solicited by this proxy statement, on the written request of any such person, a copy of our annual report on Form 10-K for fiscal 2009 including financial statements and the schedules thereto. Such written requests should be directed to us at 1436 Lancaster Avenue, Suite 310, Berwyn, PA 19312, Attention: Secretary.


Money Mart

DOLLAR
FINANCIAL CORP

Dollar Financial Corp.
1436 Lancaster Avenue, Suite 310
Berwyn, PA 19312
(Tel) 610-296-3400

www.dfg.com
NASDAQ: DLLR

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